As filed with the U.S. Securities and Exchange Commission on June 25, 2026
Securities Act File No. 333-219011 Investment Company Act File No. 811-10223
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM N-2
(Check appropriate box or boxes)
[X]
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
[ ]	Pre-Effective Amendment No.
[X]	Post-Effective Amendment No. 17
and
[X]
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
[X]	Amendment No. 58
VOYA CREDIT INCOME FUND
(Exact Name of Registrant as Specified in Charter)
7337 E. Doubletree Ranch Road, Suite 100
Scottsdale, Arizona 85258
(Address of Principal Executive Offices)
(Number, Street, City, State, Zip Code)
(800) 992-0180
(Registrant’s Telephone Number, including Area Code)
Huey P. Falgout, Jr.
Voya Investments, LLC
7337 E Doubletree Ranch Road, Suite 100
Scottsdale, Arizona 85258
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)
Copies of Communications to:
Elizabeth J. Reza
Ropes & Gray LLP
Prudential Tower
800 Boylston Street
Boston, Massachusetts 02199-3600
Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement
.
☐
Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.
X
Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.
☐
Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.
☐
Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.
☐
Check box if this Form is a
post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.
It is proposed that this filing will become effective (check appropriate box):
☐
when declared effective pursuant to Section 8(c), or as follows:
The following boxes should only be included and completed if the registrant is making this filing in accordance with Rule 486 under the Securities Act.
☐
immediately upon filing pursuant to paragraph (b) of Rule 486.
☒
on (June 28, 2026) pursuant to paragraph (b) of Rule 486.
☐
60 days after filing pursuant to paragraph (a) of Rule 486.
☐
on (date) pursuant to paragraph (a) of Rule 486
.
If appropriate, check the following box:
☐
This
[post-effective amendment] designates a new effective date for a previously filed [post-effective amendment] [registration statement].
☐
This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
☐
This Form is a
post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
☐
This Form is a
post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: ______.
Check each box that appropriately characterizes the Registrant:
X
Registered
Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).
☐
Business Development Company
(closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).
X
Interval Fund (Registered
Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).
☐
A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).
☐
Well-Known
Seasoned Issuer (as defined by Rule 405 under the Securities Act).
☐
Emerging Growth Company (as defined by Rule
12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).
☐
If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.
☐
New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

EXPLANATORY NOTE
This Post-Effective Amendment No. 17 (the “Amendment”) to the Registration Statement on Form N-2 of Voya Credit Income
Fund (the “Registrant”) is being filed pursuant to Rule 486(b) under the Securities Act of 1933, as amended, (the “1933 Act”), finalizing the disclosure in compliance with annual updating requirements to the Registrant’s Prospectus and Statement of
Additional Information.
This registration statement incorporates a combined prospectus pursuant to Rule 429 under the 1933 Act, which relates to earlier registration statements filed by the Registrant on June 28, 2017 (see File No. 333-219011), November 22, 2013 (see File No.
333-192499), June 27, 2013 (see File No. 333-189639), June 26, 2012 (see File No. 333-175174), June 28, 2011 (see File No.
333-175174), April 14, 2008 (see File No. 333-150236), June 28, 2007 (see File No. 333-144159), June 30, 2006 (see File No.
333-135548), June 29, 2005 (see File No. 333-126224), December 6, 2004 (see File No. 333-121014), June 28, 2004 (see File No.
333-116936), February 23, 2004 (see File No. 333-113012), November 7, 2003 (see File No. 333-110317), September 22, 2003
(see File No. 333-109005), August 15, 2003 (see File No. 333-108020), July 17, 2003 (see File No. 333-107124), July 1, 2002
(see File No. 333-91662) and March 30, 2001 (see File No. 333-54910). This prospectus will also be used in connection with sales of securities registered by the Registrant under those registration statements.
This Amendment is organized as follows: (a) Prospectus; (b) Statement of Additional Information; and (c) Part C Information
relating to the Registrant.

Prospectus
June 28, 2026
Voya Credit Income Fund

Class/Ticker:
A/
XSIAX;
C/
XSICX;
I/
XSIIX;
W/
XSIWX

Common Shares
Voya Credit Income Fund (the
“
Fund
”
) is a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the
“
1940 Act
”
), as a continuously-offered, diversified, closed-end management investment company.
The Fund’s investment objective is to provide investors with a high level of monthly income.
Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in investments that are intended to provide economic exposure to credit sectors. Credit sectors generally refer to the different categories of instruments within the broader credit market. For purposes of this 80% policy, credit sectors, include without limitation, private credit (including direct lending and asset-backed lending), asset-based finance, securitized credit (including collateralized loan obligations (
“
CLOs
”
) and mortgage derivatives), public credit, commercial mortgage loans, emerging market debt, corporate debt instruments, loans, and high-yield debt instruments. The Fund may allocate its assets among a broad range of credit sectors and may invest in securities of any credit quality, duration, or maturity and may invest without limit in securities rated below investment grade (sometimes referred to as
“
high-yield securities
”
,
“
high-yield
bonds
”
, or
“
junk bonds
”
). Private credit investments are expected to represent a significant component of the Fund’s portfolio over time and are a central element of the Fund’s investment strategy. Debt instruments in which the Fund invests may include: private credit, such as investments in loans held and/or originated by private financial institutions, including commercial and residential mortgage loans, corporate commercial paper, corporate asset loans; private corporate direct lending; asset-backed private credit; asset-based finance; structured products, including CLOs, collateralized debt obligations (
“
CDOs
”
), collateralized
mortgage obligations (
“
CMOs
”
), other asset-backed securities (
“
ABS
”
), mortgage derivatives, and debt securitizations; senior
or subordinated fixed or floating rate instruments, unitranche debt, unsecured debt, and structurally subordinated instruments;
publicly traded credit instruments; emerging market debt, which may include sovereign bonds, corporate bonds, and other fixed-income securities denominated in local or hard currencies; and corporate debt instruments, loans, and high-yield debt instruments. Some of the loans in which the Fund invests may be loans originated directly by the Fund. The Fund's investments in loans may be direct or indirect
through
a subsidiary. The Fund may also invest in special situations investments, such as non-performing debt instruments, or debt instruments issued by companies undergoing a bankruptcy or restructuring process. The Fund may invest in or hold equity securities: (i) as an incident to the purchase or ownership of loans or fixed rate debt instruments; (ii) in connection with a restructuring of a borrower or issuer or its debt; or (iii) if the Fund already owns a loan or other fixed rate debt instrument by a borrower. To seek to increase the yield on the Common Shares, the
Fund employs financial leverage
primarily by investing in derivative instruments, including, but not limited to, credit default swaps, total return swaps, options, and futures. The Fund may also employ financial leverage through borrowings such as bank loans, commercial paper, or under credit facilities.
See
“
Risk Factors and Special Considerations - Leverage
”
later in
the Fund's prospectus.
This Prospectus applies to the offering of four separate classes of shares of beneficial interest (
“
Common Shares
”
) in the
Fund, designated as Class A Common Shares, Class C Common Shares, Class I Common Shares, and Class W Common
Shares.
The Fund has an interval fund structure and conducts monthly repurchase offers for its Common Shares at net asset value
(
“
NAV
”
) per Common Share in an amount not less than 5% of its outstanding Common Shares each month nor more than
25% of its outstanding Common Shares in any calendar quarter, subject to applicable law, approval of the Fund’s Board of
Trustees, and in accordance with the Fund’s repurchase policy established pursuant to Rule 23c-3 under the 1940 Act.
See
“
Repurchase Offers
”
and
“
Risk Factors and Special Considerations – Limited Liquidity for Investors
”
later in this Prospectus
for further discussion on the Fund’s repurchase policies and related risks.
There is no assurance that you will be able to tender your Common Shares when or in the amount that you desire. Common
Shares are speculative and illiquid securities involving substantial risk of loss. An investment in the Fund is subject to, among others, the following risks:

•
The Fund’s Common Shares are not listed on any national securities exchange and it is not anticipated that a secondary market for the Common Shares will develop. You should generally not expect to be able to sell your Common Shares
(other than through the repurchase process). Thus, an investment in the Fund may not be suitable for investors who may need the money they invest in a specified timeframe.
•
Even though the Fund will offer to repurchase Common Shares on a monthly basis, only a limited number of Common
Shares will be eligible for repurchase by the Fund, so you should consider the Common Shares to be illiquid. Common
Shares will not be redeemable at a shareholder’s option nor will they be exchangeable for shares of any other fund. As a result, there is no guarantee that you will be able to sell your Common Shares at any given time or in the quantity that you desire.
•
Common Shares are appropriate only for those investors who can tolerate a high degree of risk and do not require a liquid investment and for whom an investment in the Fund does not constitute a complete investment program.
•
Common Shares are speculative and involve a high degree of risk, including the risk of a substantial loss of investment.
See
“
Risk Factors and Special Considerations
”
later in this Prospectus to read about the risks you should consider before buying Common Shares.
•
The amount of distributions that the Fund may pay, if any, is uncertain.
•
The Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and borrowings.
•
With respect to Class A Common Shares, an investor will pay a sales load of up to 2.50% on the amount invested. If you pay the maximum aggregate 2.50% sales load, you must experience a total return on your net investment of 2.56% in order to recover such sales charges.
•
The Fund may invest in below investment grade investments (
“
junk
”
instruments), securities which are at risk of default
as to the repayment of principal and/or interest at the time of acquisition by the Fund or are rated in the lower rating categories or are unrated. These investments may be difficult to value and may be illiquid. See
“
Risk Factors and Special
Considerations –Liquidity and High-Yield Securities
”
later in this Prospectus.

This Prospectus provides important information that you should know about the Fund before investing. You should read this Prospectus carefully and retain it for future reference. Additional information about the Fund, including the Statement of Additional Information (
“
SAI
”
), dated June 28, 2026, has been filed with the SEC. The SAI is incorporated by reference in its entirety into this Prospectus. You may make shareholder inquiries or obtain a free copy of the SAI, annual shareholder report, and unaudited semi-annual shareholder report by contacting the Fund at
1-800-992-0180
or by writing to the Fund
at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258. The Fund's SAI, annual shareholder report, and unaudited semi-annual shareholder report are also available free of charge on the Fund's website at
https://individuals.voya.com/product/mutual-fund/prospectuses-reports. The Prospectus, SAI, and other information about the Fund are also available on the SEC's website (www.sec.gov).
The Fund’s investment objective is to provide investors with a high level of monthly income. Market fluctuations and general economic conditions can adversely affect the Fund. There is no guarantee that the Fund will achieve its investment objective.
Investment in the Fund involves certain risks and special considerations, including risks associated with the Fund's use of leverage.
See
“
Risk Factors and Special Considerations
”
later in this Prospectus for a discussion of any factors that make an investment in the Fund speculative or high risk.
Neither the SEC nor any state securities commission has approved or disapproved these securities or determined that this
Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Voya Credit Income Fund

The following synopsis is qualified in its entirety by reference to the more detailed information appearing elsewhere in this
Prospectus.
DESCRIPTION OF THE FUND
The Fund
The Fund is a continuously-offered, diversified, closed-end management investment company registered under the Investment
Company Act of 1940, as amended, and the rules, regulations and applicable exemptive orders thereunder (the
“
1940 Act
”
).
It was organized as a Delaware statutory trust on December 14, 2000. The Fund offers four separate classes of Common
Shares in this Prospectus: Class A, Class C, Class I, and Class W. See
“
Classes of Shares
”
later in this Prospectus.
Investment Objective
To provide investors with a high level of monthly income. There is no assurance that the Fund will achieve its investment objective. The investment objective is fundamental and may not be changed without a majority vote of the shareholders of the Fund. See
“
Description of the Fund – Fundamental and Non-Fundamental Investment Policies of the Fund
”
later in this
Prospectus.
Investment Adviser/Sub-Adviser
Voya Investments, LLC (
“
Voya Investments
”
or the
“
Investment Adviser
”
), an Arizona limited liability company, is registered
with the SEC as an investment adviser. Voya Investments serves as the investment adviser to, and has overall responsibility for the management of the Fund. Voya Investments oversees all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including, but not limited to, the following: custodial, transfer agency, dividend disbursing, accounting, auditing, compliance, and related services.
Voya Investments began business as an investment adviser in 1994 and currently serves as investment adviser to certain registered investment companies, consisting of open- and closed-end registered investment companies and collateralized loan obligations. Voya Investments is an indirect subsidiary of Voya Financial, Inc. Voya Financial, Inc. is a U.S.-based financial institution whose subsidiaries operate in the retirement, investment, and insurance industries.
Voya Investments' principal business address is 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258.
The Investment Adviser receives an annual fee, payable monthly, in an amount equal to 0.80% of the Fund's average daily gross asset value, minus the sum of the Fund's accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares) (
“
Managed Assets
”
). This definition includes
assets acquired through the Fund's use of leverage.
Voya Investment Management Co. LLC (
“
Voya IM
”
or the
“
Sub-Adviser
”
) serves as sub-adviser to the Fund. Voya IM is an
affiliate of the Investment Adviser.
See
“
Investment Management and Other Service Providers - Sub-Adviser and Portfolio Management
”
later in this Prospectus.
Distributions
Income dividends on Common Shares accrue and are declared daily and paid monthly. Income dividends will be automatically reinvested in additional shares of the Fund at the Fund's net asset value (
“
NAV
”
) with no sales charge, unless a shareholder
elects to receive distributions in cash or to purchase shares of a Voya mutual fund. The Fund may make one or more annual payments from any realized capital gains.
Principal Investment Strategies
Under normal circumstances, the Fund invests at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in investments that are intended to provide economic exposure to credit sectors. Credit sectors generally refer to the different categories of instruments within the broader credit market. For purposes of this 80% policy, credit sectors include, without limitation, private credit (including direct lending and asset-backed lending), asset-based finance, securitized credit
(including collateralized loan obligations (
“
CLOs
”
) and mortgage derivatives), public credit, commercial mortgage loans, emerging market debt, corporate debt instruments, loans, and high-yield debt instruments.
The Fund may allocate its assets among a broad range of credit sectors and may invest in securities of any credit quality, duration, or maturity and may invest without limit in securities rated below investment grade (sometimes referred to as
“
high-yield
securities
”
,
“
high-yield bonds
”
, or
“
junk bonds
”
). Below investment grade refers to a rating given by one or more nationally recognized statistical rating organizations (
“
NRSROs
”
) (
e.g
., rated Ba1 or below by Moody’s Ratings, or BB+ or below by S&P
1
Voya Credit Income Fund

Global Ratings or Fitch Ratings, Inc.) or, if unrated, determined by the Fund to be of comparable quality, are regarded as having more speculative characteristics with respect to the payment of interest and repayment of principal. Private credit investments are expected to represent a significant allocation of the Fund’s portfolio over time and are a central element of the Fund’s investment strategy.
Debt instruments in which the Fund invests may include: private credit, such as investments in loans held and/or originated by the Fund or private financial institutions, including commercial and residential mortgage loans, corporate commercial paper, corporate asset loans; private corporate direct lending; asset-backed private credit; asset-based finance; structured products, including CLOs, collateralized debt obligations (
“
CDOs
”
), collateralized mortgage obligations (
“
CMOs
”
), other asset-backed
securities (
“
ABS
”
), mortgage derivatives, and debt securitizations; senior or subordinated fixed or floating rate instruments, unitranche debt, unsecured debt, and structurally subordinated instruments; publicly traded credit instruments; emerging market debt, which may include sovereign bonds, corporate bonds, and other fixed-income securities denominated in local or hard currencies; and corporate debt instruments, loans, and high-yield debt instruments. The Fund currently considers
emerging markets to include most countries in the world except Australia, Canada, Japan, New Zealand, Hong Kong, Singapore,
the United Kingdom, the United States, and most of the countries of Western Europe. The Fund may also seek to originate
loans, including, without limitation,
commercial real estate or mortgage-related loans, corporate asset loans and other types of loans
. The loans the Fund originates may vary in maturity, duration, structure and seniority within the borrower's capital structure, and may be in the form of, and without limitation as to a loan's level of seniority within a capital structure, whole loans, assignments, participations, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund's investments in loans may be direct or indirect through
a subsidiary.
The Fund’s Sub-Adviser employs a diversified set of public and private credit strategies to invest the Fund’s assets, and the
Fund’s asset allocations will change in response to changing market, financial, economic, and political factors and events that the Sub-Adviser believes may affect the values of the Fund’s investments. The allocation of the Fund’s assets to different credit sectors and issuers will change over time, potentially rapidly, and the Fund may invest without limit in a single credit sector or a small number of sectors of the credit universe. The Fund is not required to invest in each credit sector at all times.
The Fund may also invest in special situations investments, such as non-performing debt instruments, or debt instruments issued by companies undergoing a bankruptcy or restructuring process.
The Fund may invest in or hold equity securities: (i) as an incident to the purchase or ownership of loans or fixed rate debt instruments; (ii) in connection with a restructuring of a borrower or issuer or its debt; or (iii) if the Fund already owns a loan or other fixed rate debt instrument by a borrower.
Investment in the Fund involves certain risks and special considerations, including risks associated with the Fund’s use of leverage. See
“
Risk Factors and Special Considerations
”
later in this Prospectus for a discussion of any factors that make an investment in the Fund speculative or high risk.
Most of the Fund’s investments will be denominated in the U.S. dollar, although the Fund may invest in securities of non-U.S.
companies, and non-U.S. dollar credit instruments and securities.
The Fund may invest in derivative instruments, including but not limited to, the following: credit-linked notes, options, futures contracts, options on futures, options on swaps, forward contracts, debt swap agreements, credit default swap agreements, interest rate swaps, total return swaps, and currency related derivatives, including currency forwards and currency swaps, subject to applicable law. The Fund typically uses derivatives to seek to reduce exposures or other risks such as interest rate or currency risk, to substitute for taking a position in the underlying asset, and/or to enhance returns in the Fund. The Fund may seek to obtain market exposure to the instruments in which it primarily invests by entering into a series of purchase and sale contracts or by using other investment techniques (such as dollar rolls and reverse repurchase agreements). To seek to increase the yield on the Common Shares, the Fund employs financial leverage primarily by investing in derivative instruments,
including, but not limited to, credit default swaps, total return swaps, options, and futures.
The Sub-Adviser may sell securities for a variety of reasons, such as to secure gains, limit losses, or redeploy assets into opportunities believed to be more promising.
The Fund may lend portfolio securities on a short-term or long-term basis, up to 33
 1
∕
3
% of its total assets.
LOAN ORIGINATION
The Fund may
,
without limitation,
seek to originate loans, including,
but not limited to
, residential and/or commercial real
estate or mortgage-related loans
. The loans the Fund originates may vary in maturity, duration, structure and seniority within the borrower's capital structure, and may be in the form of, and without limitation as to a loan’s level of seniority within a capital structure, whole loans, assignments, participations, secured and unsecured notes, senior and second lien loans, mezzanine loans, bridge loans or similar investments. The Fund’s originated loans with respect to commercial real estate or
Voya Credit Income Fund
2

mortgage-related loans, will primarily consist of senior, first mortgage loans secured by commercial real estate, however, the
Fund may originate or invest in other real estate-related debt investments, including subordinate debt (structured as mezzanine loans, second mortgage loans or B-notes), bridge loans, construction loans, and senior loan participations.
The Fund may participate as a co-lender in loan facilities identified and structured by the Fund’s Investment Adviser or an affiliate thereof. In such cases, the Investment Adviser or an affiliate thereof will be responsible for evaluating potential loan opportunities on behalf of the Fund and, where applicable, other affiliated or unaffiliated investors, and for structuring and administering such loan facilities.
The Fund may originate loans to corporations and/or other legal entities. Such borrowers may have credit ratings that are determined by one or more nationally recognized securities rating agencies or the Sub-Adviser to be below investment grade.
The Fund is not limited in the amount, size or type of loans it may originate, including with respect to a single borrower or with respect to borrowers that are determined to be below investment grade, other than pursuant to any applicable law, and only to the extent consistent with the Fund’s intention to qualify as a RIC, or the Fund’s investment restrictions.
Direct loans between the Fund and a borrower may not be administered by an underwriter or agent bank. The Fund may provide financing to borrowers directly or through companies acquired (or created) and owned by or otherwise affiliated with the Fund. The terms of the direct loans, including the duration of the loan, are negotiated with borrowers in private transactions and the Fund is not limited in the size of loans it may originate, including with respect to a single borrower, other than pursuant to any applicable law or the Fund’s investment restrictions. A direct loan may be secured or unsecured. The Fund will retain all fees received in connection with originating or structuring the terms of any such investment to the extent attributable to the Fund’s investment in the applicable loan facility.
The Fund may make investments in debt instruments and other securities directly or through one or more wholly owned and controlled subsidiaries formed by the Fund. References herein to the Fund include references to a wholly owned and controlled subsidiary in respect of the Fund’s investment exposure. The Fund will treat a wholly owned and controlled subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Section 18) and affiliated transactions and custody (Section 17).
In determining whether to
originate or participate in a
loan, the Fund
(through Voya)
will
evaluate potential investments based
on a variety of factors intended to assess credit quality and expected risk-adjusted return. Such factors may include, among others,
the
financial condition and creditworthiness
of the borrower and
any guarantors, the quality and value of
any collateral
,
the borrower’
s business plan and operating performance, market and sector conditions, loan structure and covenants, and other qualitative and quantitative considerations deemed relevant by Voya.
As part of this process,
Voya conducts customary
due diligence on prospective borrowers and collateral to support its assessment of risk and return
.
Such due diligence may
include analysis of both qualitative and quantitative factors, including, among others, the characteristics of the underlying real estate or other assets (such as location, tenants and market performance), the financial condition and performance of the borrower, the structure of the loan and its terms, and, where applicable, third-party reports (such as appraisals, engineering and environmental reports), title and legal documentation, and other information relevant to the transaction. These considerations collectively form the basis of the Fund’s underwriting of loans and are used by Voya to evaluate whether a particular loan investment meets the Fund’s risk and return objectives.
In making a direct loan, the Fund is exposed to the risk that the borrower may default or become insolvent and, consequently, that the Fund may lose money on the loan. Furthermore, direct loans may subject the Fund to liquidity and interest rate risk, and certain direct loans may be deemed illiquid. Direct loans are not publicly traded and may have limited secondary markets. Sales of direct loans in the secondary market, when available, may have an adverse impact on the ability of the Fund to dispose of a direct loan and may require the Fund to sell such loans at a discount to par or at prices below what the Fund would otherwise receive, depending on market conditions and other factors and/or to value the direct loan.
When engaging in direct lending, the Fund’s performance may depend, in part, on the ability of the Fund to originate loans on advantageous terms. In originating and purchasing loans, the Fund will often compete with a broad spectrum of lenders.
Increased competition for, or a diminishment in the available supply of, qualifying loans could result in lower yields on and/or less advantageous terms of such loans, which could reduce Fund performance.
As part of its lending activities, the Fund may originate loans to companies that are experiencing significant financial or business difficulties, including companies involved in bankruptcy or other reorganization and liquidation proceedings or that are rated
“
below investment grade
”
by a nationally recognized ratings agency. Although the terms of such financing may result in significant financial returns to the Fund, they involve a substantial degree of risk. The level of analytical sophistication, both financial and legal, necessary for successful financing to companies experiencing significant business and financial difficulties is unusually high.
Voya Credit Income Fund
3

Different types of assets may be used as collateral for the Fund’s loans and, accordingly, the valuation of and risks associated with such collateral will vary by loan. There is no assurance that the Fund will correctly evaluate the value of the assets collateralizing the Fund’s loans or the prospects for a successful repayment or a successful reorganization or similar action.
In any reorganization or liquidation proceeding relating to a company that the Fund lends to, the Fund may lose all or part of the amounts advanced to the borrower or may be required to accept collateral with a value less than the amount of the loan advanced by the Fund and other co-lending clients of Voya to the borrower. Furthermore, in the event of a default by a borrower, the Fund may have difficulty disposing of the assets used as collateral for a loan. Moreover, the Fund’s intention to qualify as a regulated investment company under the Code may limit the extent to which the Fund may exercise its rights by taking possession of such assets or may require the Fund to do so through a taxable subsidiary, potentially reducing returns to shareholders.
Bridge loans serve as the bridge to a permanent loan upon property stabilization. The typical borrower under a bridge loan has usually identified an undervalued asset that has been under-managed and/or is located in a recovering market. If the market in which the asset is located fails to recover according to the borrower’s projections, or if the borrower fails to improve the quality of the asset’s management and/or the value of the asset, the borrower may not receive a sufficient return on the asset to satisfy the bridge loan, and the Fund bears the risk that the Fund may not recover some or all of its initial expenditure.
In addition, borrowers usually use the proceeds of a conventional mortgage to repay a bridge loan. Bridge loans therefore, like all commercial mortgage loans, but perhaps even to a more significant degree, are subject to risks of a borrower’s inability to obtain permanent financing to repay the bridge loan. Bridge loans are also subject to risks of borrower defaults, bankruptcies, fraud, losses and special hazard losses that are not covered by standard hazard insurance. In the event of any default under bridge loans held by the Fund, the Fund bears the risk of loss of principal and non-payment of interest and fees to the extent of any deficiency between the value of the mortgage collateral and the principal amount and unpaid interest of the bridge loan.
Loan origination and servicing companies are routinely involved in legal proceedings concerning matters that arise in the ordinary course of their business. These legal proceedings range from actions involving a single plaintiff to class action lawsuits with potentially tens of thousands of class members. In addition, a number of participants in the loan origination and servicing industry (including control persons of industry participants) have been the subject of regulatory actions by state regulators, including state attorneys general, and by the federal government. Governmental investigations, examinations or regulatory actions, or private lawsuits, including purported class action lawsuits, may adversely affect such companies’ financial results.
To the extent the Fund engages in origination and/or servicing directly, or has a financial interest in, or is otherwise affiliated with, an origination or servicing company, the Fund will be subject to enhanced risks of litigation, regulatory actions and other proceedings. As a result, the Fund may be required to pay legal fees, settlement costs, damages, penalties or other charges, any or all of which could materially adversely affect the Fund and its holdings.
Various state licensing requirements could apply to the Fund with respect to the origination, acquisition, holding, servicing, foreclosure and/or disposition of loans and similar assets. The licensing requirements could apply depending on the location of the borrower, the location of the collateral securing the loan, or the location where the Fund or Voya IM operates or has offices. In states in which it is licensed, the Fund or Voya IM will be required to comply with applicable laws and regulations, including consumer protection and anti-fraud laws, which could impose restrictions on the Fund’s or Voya IM’s ability to take certain actions to protect the value of its holdings in such assets and impose compliance costs. Failure to comply with such laws and regulations could lead to, among other penalties, a loss of the Fund’s or Voya IM’s license, which in turn could require the Fund to divest assets located in or secured by real property located in that state. These risks will also apply to issuers and entities in which the Fund invests that hold similar assets, as well as any origination company or servicer in which the Fund owns an interest.
In addition to laws governing the activities of lenders and servicers, certain states may require, or may in the future require, purchasers or holders of certain loans to be licensed or registered in order to purchase, hold, or foreclose such loans, or, in certain states, to collect a rate of interest above a specified rate. To the extent required or determined to be necessary or advisable by the Fund, the Fund will take appropriate steps intended to address any applicable state licensing requirements, which may include acquiring and holding such loans through structures designed to preempt state licensing laws, in order to pursue its objective and strategies. To the extent the Fund (or its direct or indirect fully-owned subsidiary) obtains licenses or is required to comply with related regulatory requirements, the Fund could be subject to increased costs and regulatory oversight by governmental authorities, which may have an adverse effect on its results or operations.
Affiliated
Servicing Businesses

The Fund’s Investment Adviser, Sub-Adviser or an affiliate (
“
Voya
”
) may provide certain administrative services to holders of
a loan, including the Fund. These services may include loan servicing and administration, document retention, recordkeeping, payment collection, maintenance of insurance and, in the event of a borrower default, oversight of the ownership, operation, marketing and distribution of the property on behalf of the Fund and others that hold an interest in the commercial mortgage
Voya Credit Income Fund
4

loan, among other administrative services. Subject to prior approval by the Board and the Independent Trustees, the Fund may pay Voya its pro-rata share of the administrative servicing fees for these services and may be responsible for its pro-rata share of certain out-of-pocket expenses incidental to its ownership of the commercial mortgage loan. Voya may also engage unaffiliated sub-servicers to perform all or a portion of these administrative services.
Other Investment Strategies and Policies
Loans in which the Fund invests (including loans originated by the Fund which may be direct or indirect through a subsidiary)
typically have multiple interest rate reset periods at the same time, with each reset period applicable to a designated portion of the loan. The Fund may also invest in fixed‑rate loans to the extent consistent with its investment strategy and policies.
In order to achieve overall reset balance, the Fund will ordinarily maintain a dollar
-
weighted average time until the next interest
rate adjustment on its loans of 90 days or less. Interest rate reset periods and adjustment timing may be modified in connection with borrower workouts, amendments, waivers, refinancings or term extensions.
To seek to increase the yield on the Common Shares, the Fund may engage in lending its portfolio securities. Such lending will be fully secured by investment-grade collateral held by an independent agent.
The Fund may engage in executing repurchase agreements and reverse repurchase agreements.
Borrowing and Leverage
To seek to increase the yield on the Common Shares, the Fund employs financial leverage primarily by investing in derivative
instruments, including, but not limited to, credit default swaps, total return swaps, options, and futures. The Fund may also employ financial leverage through borrowings such as bank loans, commercial paper, or under credit facilities used for borrowings
for investment purposes
.
The Fund intends to utilize credit default swaps, total return swaps, options, and futures and other forms of leverage opportunistically and may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Sub-Adviser's assessment of the yield curve environment, interest rate trends, market conditions and other factors. The timing and terms of leverage will be determined by the Investment Adviser or Sub-Adviser under the supervision of the Fund’s Board. See
“
Risk Factors and Special Considerations - Leverage
”
later in this Prospectus.
The net proceeds the Fund obtains from derivative instruments, including, but not limited to, credit default swaps, total return swaps, options, and futures contracts or other forms of leverage utilized will be invested in accordance with the Fund's investment objective and policies as described in this Prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund's assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Shareholders than if the Fund were not so leveraged.
The 1940 Act generally prohibits the Fund from engaging in most forms of leverage representing indebtedness (including the use of bank loans, commercial paper or other credit facilities) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940
Act; that is, the value of the Fund's total assets less all liabilities and indebtedness not represented by senior securities (for these purposes,
“
total net assets
”
) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33
 1
∕
3
% of the Fund's total assets, including assets
attributable to such leverage). The Fund is not permitted to declare dividends or other distributions, including dividends and distributions with respect to Common Shares or Preferred Shares, or to purchase Common Shares or Preferred Shares unless:
(i) at the time thereof the Fund meets certain asset coverage requirements; and (ii) there is no event of default under any credit facility program that is continuing. In the event of a default under a credit facility program, the lenders have the right to cause a liquidation of the collateral (
i.e
., sell assets of the Fund) and, if any such default is not cured, the lenders may be able to control the liquidation as well. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default by the Fund with respect to bank borrowings or other arrangements. The Fund's use of derivatives transactions and other similar instruments is generally subject to a value-at-risk
(
“
VaR
”
) leverage limit, derivatives risk management program, and reporting requirements under Rule 18f-4 (
“
Rule 18f-4
”
)
under the 1940 Act unless the Fund qualifies as a
“
limited derivatives user
”
as defined in the Rule 18f-4 or the Fund's use
of such an instrument satisfies the conditions of certain exemptions under the Rule 18f-4. The Fund is currently not a
“
limited
derivatives user.
”
Leveraging is a speculative technique and there are special risks and costs involved. There is no assurance that the Fund will utilize derivative instruments, including, but not limited to, credit default swaps, total return swaps, options, and futures contracts or borrowings or utilize any other forms of leverage (such as the use of other derivatives strategies). If used, there can be no assurance that the Fund's leveraging strategies will be successful or result in a higher yield on your Common
Shares. When leverage is used, the NAV of the Common Shares and the yield to shareholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of derivative instruments, borrowings or any other
Voya Credit Income Fund
5

forms of leverage are borne by the Shareholders and result in a reduction of the NAV of the Shares. In addition, because the fees received by the Investment Adviser are based on the Managed Assets, including assets acquired through the Fund's use of
certain forms of
leverage, the Investment Adviser has a financial incentive for the Fund to use certain forms of leverage, which may create a conflict of interest between the Investment Adviser, on the one hand, and the Shareholders, on the other hand.
The Fund may borrow money in an amount permitted under the 1940 Act, including the rules and regulations thereunder, and under the terms of applicable no-action relief or exemptive orders granted thereunder. The Fund's obligation to holders of its debt will be senior to its ability to pay dividends on, or repurchase, Common Shares (and preferred shares, if any), or to pay holders of Common Shares (and preferred shares, if any) in the event of liquidation. In addition, the Fund is not permitted to pay dividends on, or redeem or repurchase, Common Shares unless all accrued dividends on any Preferred Shares and all accrued interest on borrowings have been paid or set aside for payment. The Fund also may borrow money in order to repurchase its Common Shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund.
Preferred Shares
The Fund is authorized to issue an unlimited number of shares of a class of preferred stock in one or more series (
“
Preferred
Shares
”
). The Fund's obligations to holders of any outstanding Preferred Shares will be senior to its ability to pay dividends on, or repurchase, Common Shares, or to pay holders of Common Shares in the event of liquidation. Under the 1940 Act, the Fund may issue Preferred Shares so long as immediately after any issuance of Preferred Shares the value of the Fund's total assets (less all Fund liabilities and indebtedness that is not senior indebtedness) is at least twice the amount of the
Fund's senior indebtedness plus the involuntary liquidation preference of all outstanding Preferred Shares.
The 1940 Act also requires that the holders of any Preferred Shares of the Fund, voting as a separate class, have the right to:
•
elect at least two trustees at all times; and
•
elect a majority of the trustees at any time when dividends on any series of Preferred Shares are unpaid for two full years.
As of June 5, 2026 the Fund had
no
Preferred Shares outstanding. The Fund may consider issuing Preferred Shares during the current fiscal year or in the future.
Diversification
The Fund maintains a diversified investment portfolio through an investment strategy which seeks to limit exposure to any one issuer or industry.
The Fund is diversified, as such term is defined in the 1940 Act. The Fund’s policy to be diversified is a fundamental policy that may not be changed without shareholder approval. A diversified fund may not, as to 75% of its total assets, invest more than 5% of its total assets in any one issuer and may not purchase more than 10% of the outstanding voting securities of any one issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or other investment companies). The Fund will consider a borrower on a loan, including a loan participation, to be the issuer of that loan. In addition, with respect to a loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to make payment of scheduled principal or interest, the Fund will separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Fund acquires a loan) to be an issuer of the loan. With respect to no more than 25% of its total assets, the Fund may make investments that are not subject to the foregoing restrictions.
Concentration
In addition, a maximum of 25% of the Fund's total assets, measured at the time of investment, may be invested in any one industry. This investment strategy is also a fundamental policy that may not be changed without shareholder approval.
Continuous Offering
The Fund continuously offers its Common Shares for sale. Sales are made through selected broker-dealers and financial services firms which enter into agreements with Voya Investments Distributor, LLC (the
“
Distributor
”
), the Fund's principal
underwriter. Common Shares are sold at a public offering price equal to their NAV per share. The Fund and the Distributor reserve the right to reject any purchase order. Please note that cash, traveler's checks, third party checks, money orders, and checks drawn on non-U.S. banks (even if payment may be effected through a U.S. bank) generally will not be accepted for purchase of Common Shares.
Voya Credit Income Fund
6

Repurchase Offers
To maintain a measure of liquidity, the Fund will offer to repurchase not less than 5% of its outstanding Common Shares on a monthly basis (
“
Repurchase Offers
”
). This is a fundamental policy that can not be changed without shareholder approval.
The Fund currently anticipates offerings to repurchase not less than 5% of its outstanding Common Shares each month. The
Fund may not offer to repurchase more than 25% of its outstanding Common Shares in any calendar quarter. Other than the
Fund's monthly repurchase offers, no market for the Fund's Common Shares is expected to exist. Even though the Fund intends to make monthly repurchase offers to repurchase a portion of its Common Shares, you should consider the Common
Shares to be illiquid. The applicable early withdrawal charge (
“
EWC
”
) will be imposed on certain repurchased Class A Common
Shares and Class C Common Shares. See
“
Sales Charges
”
and
“
Repurchase Offers
”
later in this Prospectus for important
information relating to the acceptance of Fund offers to repurchase Common Shares.
Principal Risks
Collateralized Loan Obligations and Other Collateralized Obligations:
A collateralized loan obligation (
“
CLO
”
) is an obligation
of a trust or other special purpose vehicle typically collateralized by a pool of loans, which may include senior secured and unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade, or equivalent unrated loans. CLOs may incur management fees and administration fees. The risks of investing in a CLO depend largely on the type of the collateral held in the CLO portfolio and the tranche of securities in which the Fund may invest, and can generally be summarized as a combination of economic risks of the underlying loans combined with the risks associated with the CLO structure governing the priority of payments, and include interest rate risk, credit risk, liquidity risk, prepayment and extension risk, and the risk of default of the underlying asset, among others.
Commercial Mortgage Loans (Private Real Estate):
The Fund may invest in commercial mortgage
loans which are
mortgage-related
securities which are loans secured by commercial real estate (such as office buildings, retail space, apartment complexes, or industrial warehouses) or interests therein. Commercial mortgage loans and similar private real estate credit instruments are generally originated or acquired through privately negotiated transactions, may be illiquid, and may be valued using models or third-party pricing inputs. The performance of these investments depends on borrower cash flows, collateral values, refinancing conditions, and real estate market trends.
Commercial mortgage loans are subject to the risk that borrowers may be unable to refinance or repay loans at maturity, particularly during periods of rising interest rates, declining property values, or reduced availability of credit. In the event of borrower default, the Fund may experience delays or reductions in recoveries. As a result of its ownership of commercial mortgage loans, the Fund may, in certain circumstances, acquire, hold, and subsequently sell real estate obtained through foreclosure proceedings or otherwise acquire an indirect ownership interest in real estate. For example, in connection with a co lending or similar structure, the Fund may hold a membership or other equity interest in a limited liability company or similar special purpose entity formed to foreclose upon, own, operate and/or dispose of the underlying real estate collateral.
The Fund’s intention to qualify as a regulated investment company under the Code may limit the extent to which the Fund may exercise its rights by directly owning or operating real estate or may require the Fund to do so through a taxable subsidiary, or other entity, potentially reducing returns to shareholders.
The value and performance of commercial mortgage loans may be adversely affected by property level factors, including tenant vacancies, lease rollovers, tenant credit quality, operating expenses, capital expenditures, and local, regional, or sector specific real estate market conditions. Commercial mortgage loans may be structurally or contractually subordinated to other indebtedness, and declines in collateral value may result in losses to the Fund.
Because these investments are generally illiquid, the Fund may not be able to sell commercial mortgage loans at desired times or prices, and valuations may differ from amounts ultimately realized, particularly during periods of market stress.
Company:
The price of a company’s stock could decline or underperform for many reasons, including, among others, poor management, financial problems, reduced demand for the company’s goods or services, regulatory fines and judgments, or business challenges. If a company is unable to meet its financial obligations, declares bankruptcy, or becomes insolvent, its stock could become worthless.
Corporate Debt Instruments:
Corporate debt instruments are subject to the risk of the issuer’s inability or unwillingness to meet principal and interest payments on the obligation. The value of corporate debt instruments may be subject to price volatility due to such factors as market interest rates, market perception of the creditworthiness of the issuer, and general market liquidity. When market interest rates decline, the value of corporate debt instruments can be expected to rise, and when market interest rates rise, the value of corporate debt instruments can be expected to decline. Corporate debt instruments with longer maturities tend to be more sensitive to market interest rate movements than those with shorter maturities.
Covenant-Lite Loans:
Loans in which the Fund may invest or to which the Fund may gain exposure indirectly through its investments in collateralized debt obligations, CLOs or other types of structured securities may be considered
“
covenant-lite
”
loans. Covenant-lite
refers to loans which do not incorporate traditional performance-based financial maintenance covenants. Covenant-lite does
Voya Credit Income Fund
7

not refer to a loan’s seniority in a borrower’s capital structure nor to a lack of the benefit from a legal pledge of the borrower’s assets and does not necessarily correlate to the overall credit quality of the borrower. Covenant-lite loans generally do not include terms which allow a lender to take action based on a borrower’s performance relative to its covenants. Such actions may include the ability to renegotiate and/or re-set the credit spread on the loan with a borrower, and even to declare a default or force the borrower into bankruptcy restructuring if certain criteria are breached. Covenant-lite loans typically still provide lenders with other covenants that restrict a borrower from incurring additional debt or engaging in certain actions.
Such covenants can only be breached by an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, the Fund may have fewer rights against a borrower when it invests in, or has exposure to, covenant-lite loans and, accordingly, may have a greater risk of loss on such investments as compared to investments in, or exposure to, loans with additional or more conventional covenants.
Credit:
The Fund could lose money if the issuer or guarantor of a debt instrument in which the Fund invests, or the counterparty to a derivative contract the Fund entered into, is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services, or otherwise) as unable or unwilling, to meet its financial obligations.
Asset-backed (including
mortgage-backed) securities that are not issued by U.S. government agencies may have a greater risk of default because they are not guaranteed by either the U.S. government or an agency or instrumentality of the U.S. government. The credit quality of typical asset-backed securities depends primarily on the credit quality of the underlying assets and the structural support (if any) provided to the securities.
Credit (Loans):
Prices of the Fund’s investments are likely to fall if the actual or perceived financial health of the borrowers on, or issuers of, such investments deteriorates, whether because of broad economic or issuer-specific reasons, or if the borrower or issuer is late (or defaults) in paying interest or principal. The Fund's investments in U.S. dollar-denominated floating rate secured senior loans are expected to be rated below investment grade. Below investment grade loans, commonly known as high-yielding, high risk investments or as junk investments, involve a greater risk that borrowers may not make timely payment of the interest and principal due on their loans and are subject to greater levels of credit and liquidity risks. They also involve a greater risk that the value of such loans could decline significantly. If borrowers do not make timely payments of the interest due on their loans, the yield on the Common Shares will decrease. If borrowers do not make timely payment of the principal due on their loans, or if the value of such loans decreases, the net asset value will decrease.
The Fund’s
ability to pay dividends and repurchase its Common Shares is dependent upon the performance of the assets in its portfolio.
The Fund may invest in loans that are senior in the capital structure of the borrower or issuer, hold an equal ranking with other senior debt, or have characteristics (such as a senior position secured by liens on a borrower’s assets) that the manager believes justify treatment as senior debt. Loans that are senior and secured generally involve less risk than unsecured or subordinated debt and equity instruments of the same borrower because the payment of principal and interest on senior loans is an obligation of the borrower that, in most instances, takes precedence over the payment of dividends or the return of capital to the borrower’s shareholders, and payments to bond holders. Loans that are senior and secured also may have collateral supporting the repayment of the debt instrument. However, the value of the collateral may not equal the Fund’s investment when the debt instrument is acquired or may decline below the principal amount of the debt instrument subsequent to the Fund’s investment. Also, to the extent that collateral consists of stocks of the borrower, or its subsidiaries or affiliates, the Fund bears the risk that the stocks may decline in value, be relatively illiquid, or may lose all or substantially all of their value, causing the Fund’s investment to be undercollateralized. Therefore, the liquidation of the collateral underlying a loan in which the Fund has invested, may not satisfy the borrower’s obligation to the Fund in the event of non-payment of scheduled interest or principal, and the collateral may not be able to be readily liquidated. In addition, it is possible that disputes as to the nature or identity of the collateral securing a loan may delay the Fund's ability to realize on the collateral or, if the dispute is resolved adversely to the Fund, may prevent the Fund from realizing on assets it had considered to constitute collateral.
In the event of the bankruptcy of a borrower or issuer, the Fund could experience delays and limitations on its ability to realize the benefits of the collateral securing the investment. Among the risks involved in a bankruptcy are assertions that the pledge of collateral to secure a loan constitutes a fraudulent conveyance or preferential transfer that would have the effect of nullifying or subordinating the Fund’s rights to the collateral.
The Senior Loans in which the Fund invests are generally rated lower than investment grade credit quality, i.e., rated lower than Baa by Moody’s
Ratings
(
“
Moody’s
”
) or BBB by S&P Global Ratings (
“
S&P
”
), or have been issued by issuers who have
issued other debt instruments which, if unrated, would be rated lower than investment grade credit quality. The Fund's investments in lower than investment grade loans will generally be rated at the time of purchase between B3 and Ba1 by Moody's, B- and
BB+ by S&P or, if not rated, would be of similar credit quality.
Lower quality securities (including securities that are or have fallen below investment grade and are classified as
“
junk bonds
”
or
“
high yield securities
”
) have greater credit risk and liquidity risk than higher quality (investment grade) securities, and their issuers’ long-term ability to make payments is considered speculative. Prices of lower quality bonds or other debt instruments are also more volatile, are more sensitive to negative news about the economy or the issuer, and have greater liquidity risk
Voya Credit Income Fund
8

and price volatility. Investment decisions are based largely on the credit analysis performed by the manager, and not on rating agency evaluation. This analysis may be difficult to perform. Information about a loan and its borrower generally is not in the public domain. Investors in loans may not be afforded the protections of the anti-fraud provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, because loans may not be considered
“
securities
”
under such laws. In addition, many borrowers have not issued securities to the public and are not subject to reporting requirements under federal securities laws. Generally, however, borrowers are required to provide financial information to lenders and information may be available from other loan market participants or agents that originate or administer loans.
Credit Default Swaps:
The Fund may enter into credit default swaps, either as a buyer or a seller of the swap. A buyer of a credit default swap is generally obligated to pay the seller an upfront or a periodic stream of payments over the term of the contract until a credit event, such as a default, on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the
“
par value
”
(full notional value) of the swap in exchange for an equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount if the swap is cash settled. As a seller of a credit default swap, the Fund would effectively add leverage to its portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the full notional value of the swap.
Credit default swaps are particularly subject to counterparty, credit, valuation, liquidity and leveraging risks, and the risk that the swap may not correlate with its reference obligation as expected. Certain standardized credit default swaps are subject to mandatory central clearing. Central clearing is expected to reduce counterparty credit risk and increase liquidity; however, there is no assurance that it will achieve that result, and in the meantime, central clearing and related requirements expose the Fund to different kinds of costs and risks. In addition, credit default swaps expose the Fund to the risk of improper valuation.
Currency:
To the extent that the Fund invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Fund through foreign currency exchange transactions.
Demand for Loans:
An increase in demand for loans may benefit the Fund by providing increased liquidity for such loans and higher sales prices, but it may also adversely affect the rate of interest payable on such loans and the rights provided to the
Fund under the terms of the applicable loan agreement, and may increase the price of loans in the secondary market. A decrease in the demand for loans may adversely affect the price of loans in the Fund’s portfolio, which could cause the
Fund’s net asset value to decline and reduce the liquidity of the Fund’s loan holdings.
Derivative Instruments:
Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying asset, reference rate, or index, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates, liquidity risk, valuation risk, and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Fund. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Fund and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Fund may not realize the intended benefits. When used for hedging purposes, the change in value of a derivative may not correlate as expected with the asset, reference rate, or index being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment.
Duration:
One measure of risk for debt instruments is duration. Duration measures the sensitivity of a bond’s price to market interest rate movements and is one of the tools used by a portfolio manager in selecting debt instruments. Duration measures the average life of a bond on a present value basis by incorporating into one measure a bond’s yield, coupons, final maturity and call features. As a point of reference, the duration of a non-callable 7% coupon bond with a remaining maturity of 5 years is approximately 4.5 years and the duration of a non-callable 7% coupon bond with a remaining maturity of 10 years is approximately
8 years. Material changes in market interest rates may impact the duration calculation. For example, the price of a bond with an average duration of 5 years would be expected to fall approximately 5% if market interest rates rose by 1%. Conversely, the price of a bond with an average duration of 5 years would be expected to rise approximately 5% if market interest rates dropped by 1%.
Floating Rate Investments:
The Fund’s investments will include floating rate investments, which are securities and other instruments with interest rates that adjust or
“
float
”
periodically based on a specified interest rate or other reference and include floating rate loans, repurchase agreements, money market securities and shares of money market and short-term bond funds. The interest rates on these investments may be reset daily, weekly, monthly, quarterly, or some other reset period, and may have a floor or ceiling on interest rate changes. Changes in short-term market interest rates will directly affect the yield on investments in floating or variable rate loans. If short-term market interest rates fall, the yield on the Fund’s shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on assets in the Fund’s portfolio, the impact of rising rates will be delayed to the extent of such lag. See also the principal risk titled
“
Interest Rate for Floating Rate Loans.
”
Voya Credit Income Fund
9

Floating Rate Loans:
In the event a borrower fails to pay scheduled interest or principal payments on a floating or variable
rate loan
, the Fund will experience a reduction in its income and a decline in the market value of such floating rate loan. If a floating rate loan is held by the Fund through another financial institution, or the Fund relies upon another financial institution to administer the loan, the receipt of scheduled interest or principal payments may be subject to the credit risk of such financial institution. Investors in floating rate loans may not be afforded the protections of the anti-fraud provisions of the Securities
Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, because loans may not be considered
“
securities
”
under such laws. Additionally, the value of collateral, if any, securing a floating rate loan can decline or may be insufficient to meet the borrower’s obligations under the loan, and such collateral may be difficult to liquidate.
This risk is
increased if the Fund’s loans are with a single borrower or secured by a single asset.
No active trading market may exist for
many floating rate loans and many floating rate loans are subject to restrictions on resale. Transactions in loans typically settle on a delayed basis and may take longer than 7 days to settle. As a result, the Fund may not receive the proceeds from a sale of a floating rate loan for a significant period of time. Delay in the receipts of settlement proceeds may impair the ability of the Fund to meet its
repurchase
obligations, and may limit the ability of the Fund to repay debt, pay dividends, or to take advantage of new investment opportunities.
Foreign (Non-U.S.)
Investments
:
Investing in foreign (non-U.S.) securities may result in the Fund experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due, in part, to: smaller markets;
differing reporting, accounting, auditing and financial reporting standards and practices; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt;
and political changes or diplomatic developments, which may include the imposition of economic sanctions (or the threat of new or modified sanctions) or other measures by the U.S. or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.
High-Yield Securities:
Lower-quality securities including securities that are or have fallen below investment grade (commonly referred to as
“
junk bonds
”
) have greater credit risk and liquidity risk than higher-quality (investment grade) securities, and their issuers' long-term ability to make payments is considered speculative. Prices of lower-quality bonds or other debt instruments are also more volatile, are more sensitive to negative news about the economy or the issuer, and have greater liquidity risk and price volatility.
Interest in Loans:
The value and the income streams of interests in loans (including participation interests in lease financings and assignments in secured variable or floating rate loans) will decline if borrowers delay payments or fail to pay altogether.
A significant rise in market interest rates could increase this risk. Although loans may be fully collateralized when purchased, such collateral may become illiquid or decline in value.
Interest Rate
for Floating Rate Loans
:
A rise in
market interest rates
generally results in a fall in the value of bonds and
other debt
instruments; conversely, values generally rise as
market interest rates fall
.
Interest rate risk is generally greater
for debt instruments than floating-rate instruments.
The higher the credit
quality of the instrument,
and the longer its maturity
or duration
, the
more sensitive it is
to
changes in
market interest
rates
.
Duration is a measure of sensitivity of the price of
a debt instrument to a change in interest rate
.
The U.S.
Federal Reserve Board recently
lowered interest
rates following a period of consistent rate increases. Declining market interest rates
increase the likelihood that debt instruments will be pre-paid
.
Rising
market interest rates
have
unpredictable
effects
on the
markets
and may expose debt and related markets to heightened volatility
. To the extent that the
Fund invests
in debt instruments,
an increase in market interest rates may lead to increased repurchases and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased repurchases may cause
the Fund
to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in debt markets is insufficient for market conditions
,
it may further inhibit liquidity
and increase volatility in debt
markets
.
Fiscal,
economic
,
monetary,
or other governmental policies or measures have in the past
,
and may in the future
,
cause or exacerbate risks associated with interest rates
,
including changes
in
interest rates
.
Negative
or very low interest
rates could magnify the risks associated with changes in interest rates
.
In general,
changing interest rates,
including rates
that fall below zero
,
could have unpredictable effects on markets and may expose debt and related markets to heightened volatility
. The impact of market interest rate changes on the Fund’s yield will also be affected by whether, and the extent to which, the floating rate loans in the Fund’s portfolio are subject to floors on the secured overnight funding rate (
“
SOFR
”
) base
rate on which interest is calculated for such loans (a
“
benchmark floor
”
). So long as the base rate for a loan remains under
the applicable benchmark floor, changes in short-term market interest rates will not affect the yield on such loans. In addition, to the extent that changes in market interest rates are reflected not in a change to a base rate such as SOFR but in a change in the spread over the base rate which is payable on the floating rate loans of the type and quality in which the Fund invests,
Voya Credit Income Fund
10

the Fund’s net asset value could also be adversely affected.
Changes to monetary policy by
the
U.S
.
Federal Reserve Board
or other regulatory actions could
expose debt and related markets to heightened volatility,
interest rate sensitivity
,
and reduced
liquidity
,
which
may impact
the Fund
'
s operations
and return
potential
.
Interest Rate Swaps:
An interest rate swap is an agreement that obligates two parties to exchange a series of cash flows for a specified period of time based upon or calculated by reference to a specified interest rate(s) for a specified amount.
Interest rate swaps involve the risk that changes in market conditions may affect the value of the contract or the cash flows, and the possible inability or unwillingness of the counterparty to fulfill its obligations under the agreement. An interest rate swap arrangement may not fully offset adverse changes in interest rates. Interest rate swaps are also subject to liquidity risk and interest rate risk.
Leverage:
The Fund's use of leverage creates special risks not associated with unleveraged funds having similar investment objectives and policies. The use of leverage through derivative instruments, including, but not limited to, credit default swaps, total return swaps, options, and futures contracts, borrowings or the issuance of Preferred Shares can adversely affect the yield on the Common Shares. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the
Fund to be more volatile than if the Fund had not been leveraged. The use of certain derivatives may, in some cases, increase adverse changes in the value or level of a derivative’s underlying asset, rate, or index may result in potentially unlimited losses. The use of leverage may exaggerate any increase or decrease in the net asset value, causing a Fund to be more volatile than if the Fund had not been leveraged. The use of certain derivatives may, in some cases, result in potentially
unlimited losses if adverse changes occur
in the value or level of
the
derivative
'
s underlying asset, rate, or index
. To the
extent that the Fund is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Common Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the Fund invests, the effect of that decline will be magnified in the Fund because of the additional assets purchased with the proceeds of the leverage.
In addition
, because the
fees received
by
the Investment Adviser
are based on
Managed Assets,
including assets acquired through the Fund'
s use of leverage
,
the
Investment Adviser
has a financial incentive for the Fund to use certain forms of leverage
, which may create a conflict of
interest between the Investment Adviser, on the one hand, and the shareholders, on the other hand
. The Fund may be subject
to certain restrictions imposed by lenders to the Fund and may be subject to certain restrictions imposed by guidelines of one or more rating agencies which may issue ratings for debt or the Preferred Shares issued by the Fund. These restrictions would be expected to impose asset coverage, fund composition requirements and limits on investment techniques, such as the use of financial derivative products that are more stringent than those imposed on the Fund by the 1940 Act. These restrictions could impede the manager from fully managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.
Capital raised through leverage will be subject to interest and other costs, and these costs could exceed the income earned by the Fund on the proceeds of such leverage. There can be no assurance that the Fund’s income from the proceeds of leverage will exceed these costs. The manager seeks to use leverage for the purposes of making additional investments only if they believe, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs on the leverage.
Funds borrowed pursuant to any credit facilities or obtained through any issuance of Preferred Shares may constitute a substantial lien and burden by reason of their prior claim against the income of the Fund and against the net assets of the Fund in liquidation.
Limited Liquidity For Investors:
The Fund does not repurchase its shares on a daily basis and no market for the Common
Shares is expected to exist. To provide a measure of liquidity, the Fund will normally make monthly repurchase offers for not less than 5% of its outstanding Common Shares. If more than 5% of Common Shares are tendered, investors may not be able to completely liquidate their holdings in any one month. Shareholders also will not have liquidity between these monthly repurchase dates.
Limited Secondary Market for Loans:
Because of the limited secondary market for loans, the Fund, including through its investments in loans directly or indirectly through its investments in securitized credit instruments, may be limited in its ability to sell loans in its portfolio in a timely fashion and/or at a favorable price. Transactions in loans typically settle on a delayed basis and typically take longer than 7 days to settle. As a result the Fund may not receive the proceeds from a sale of a floating rate loan for a significant period of time. Delay in the receipts of settlement proceeds may impair the ability of the
Fund to meet its repurchase obligations and may increase the amounts the Fund may be required to borrow. It may also limit the ability of the Fund to repay debt, pay dividends, or to take advantage of new investment opportunities.
Liquidity:
If an investment is illiquid, the Fund might be unable to sell the investment at a time when the Fund’s manager might wish to sell, or at all. Many of the Fund’s investments may be illiquid. The term
“
illiquid investments
”
for this purpose
means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven
Voya Credit Income Fund
11

calendar days or less without the sale or disposition significantly changing the market value of the investment. Further, the lack of an established secondary market may make it more difficult to value illiquid investments, exposing the Fund to the risk that the prices at which it sells illiquid investments will be less than the prices at which they were valued when held by the Fund, which could cause the Fund to lose money. Illiquid investments may become harder to value, especially in changing markets. The prices of illiquid investments may be more volatile than more liquid securities, and the risks associated with illiquid securities may be greater in times of financial stress.
The Fund’s investments in illiquid investments may reduce the returns of the Fund because it may be unable to sell the illiquid investments at an advantageous time or price or possibly require the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations, which could prevent the Fund from taking advantage of other investment opportunities. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer. In such cases, the Fund, due to limitations on investments in illiquid investments and the difficulty in purchasing and selling such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector.
The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments. It may also be the case that other market participants may be attempting to liquidate fixed income holdings at the same time as the Fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure.
Loan Origination:
Some of the loans in which the Fund invests may be loans originated directly by the Fund. The Fund's investment in or origination of loans may also be limited by the requirements the Fund intends to observe under Subchapter
M of the Code in order to qualify as a regulated investment company. The Fund may subsequently offer such investments for sale to third parties; provided, that there is no assurance that the Fund will complete the sale of such an investment. If the
Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund's investments having high exposure to certain borrowers. The Fund will be responsible for the expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be indirectly borne by the Fund and Shareholders.
Market:
The market values of securities will fluctuate, sometimes sharply and unpredictably, based on overall economic conditions, governmental actions or intervention, market disruptions caused by trade disputes or other factors, political developments, and other factors. Prices of equity securities tend to rise and fall more dramatically than those of debt instruments. Additionally, legislative, regulatory or tax policies or developments may adversely impact the investment techniques available to a manager, add to costs, and impair the ability of the Fund to achieve its investment objectives.
Market Disruption and Geopolitical:
The Fund is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the United States. Wars, terrorism, global health crises and pandemics, trade disputes, tariffs and other restrictions on trade or economic sanctions, rapid technological developments (such as artificial intelligence technologies), and other geopolitical events that have led, and may continue to lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and global economies and markets, generally. For example, the COVID-19 pandemic resulted in significant market volatility, exchange suspensions and closures, declines in global financial markets, higher default rates, supply chain disruptions, and a substantial economic downturn in economies throughout the world. Pandemics and other disruptions may also create challenges for real estate markets, including lower occupancy rates, decreased lease payments, defaults, and foreclosures, among other consequences. Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Military action by Russia in Ukraine, the prolonged conflict between
Hamas and Israel, the Iranian conflict that commenced in February 2026, and political upheaval in Venezuela have resulted, and may continue to result, in sanctions, market disruptions, declines in regional and global stock markets, unusual volatility in global commodity markets, and disruptions to energy production or transportation, including through key shipping routes, any of which could adversely affect the value of the Fund's investments, including beyond the Fund's direct exposure to issuers in the affected regions. The escalation or expansion of hostilities, including the involvement of additional nations, could introduce further uncertainty and volatility in global energy, commodity, and financial markets. The extent and duration of these conflicts, related sanctions, and resulting market disruptions are impossible to predict but could be substantial. A number of U.S.
domestic banks and foreign (non-U.S.) banks have experienced financial difficulties and, in some cases, failures. There can be no certainty that the actions taken by regulators to limit the effect of those financial difficulties and failures on other banks or other financial institutions or on the U.S. or foreign (non-U.S.) economies generally will be successful. It is possible that more banks or other financial institutions will experience financial difficulties or fail, which may affect adversely other
Voya Credit Income Fund
12

U.S. or foreign (non-U.S.) financial institutions and economies. These events as well as other changes in foreign (non-U.S.)
and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the Fund’s investments. Any of these occurrences could disrupt the operations of the Fund and of the Fund’s service providers. Recent technological developments in, and the increasingly widespread use of, artificial intelligence, including machine learning technology and generative artificial intelligence (
“
AI
”
), may pose risks to the Fund. For instance, the economy may be significantly impacted by the advanced development and increased regulation of AI. As AI is used more widely, the profitability and growth of Fund holdings may be impacted, which could significantly impact the overall performance of the Fund. The legal and regulatory frameworks within which AI operates continue to rapidly evolve, and it is not possible to predict the full extent of current or future risks related thereto.
Other Investment Companies:
The main risk of investing in other investment companies, including ETFs, is the risk that the value of an investment company’s underlying investments might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the Fund’s expenses. The investment policies of the other investment companies may not be the same as those of the
Fund; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Fund is typically subject. In addition, shares of ETFs may trade at a premium or discount to net asset value and are subject to secondary market trading risks. Secondary markets may be subject to irregular trading activity, wide bid/ask spreads, and extended trade settlement periods in times of market stress because market makers and authorized participants may step away from making a market in an ETF’s shares, which could cause a material decline in the ETF’s net asset value.
Prepayment and Extension:
Many types of debt instruments are subject to prepayment and extension risk. Prepayment risk is the risk that the issuer of a debt instrument will pay back the principal earlier than expected. This risk is heightened in a falling market interest rate environment. Prepayment may expose the Fund to a lower rate of return upon reinvestment of principal. Also, if a debt instrument subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Extension risk is the risk that the issuer of a debt instrument will pay back the principal later than expected. This risk is heightened in a rising market interest rate environment. This may negatively affect performance, as the value of the debt instrument decreases when principal payments are made later than expected. Additionally, the Fund may be prevented from investing proceeds it would have received at a given time at the higher prevailing interest rates.
Loans
typically have a 6-12 month call protection and may be prepaid partially or in full after the call protection period without penalty.
Private Credit:
Private credit investments involve a number of significant risks. Such investments are typically illiquid, privately negotiated, are not traded on public markets, and may be subject to contractual transfer restrictions. These investments may be held for extended periods, sometimes several years, and may not be sold at the values assigned by the Fund. Valuations are based on models and assumptions rather than observable market prices and may differ significantly from realized values.
Borrowers often provide limited financial and operational information, which can make monitoring and risk assessment difficult.
Generally, little public information exists about private credit issuers, and the Fund is required to rely on the ability of the
Sub-Adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If the Sub-Adviser is unable to uncover all material information about these companies, it may not be able to make a fully informed investment decision, and the Fund may lose money on its investments. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns.
Private credit issuers are frequently highly leveraged, often as a result of recapitalization transactions, and may not be rated by nationally recognized credit rating agencies. Private credit issuers may have limited financial resources and may be unable to meet their obligations under their debt securities that the Fund holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment. The Fund’s private credit investments may, from time to time, focus on a particular industry or sector, which could result in outsized exposure to sector-specific risks. Loans may lack financial covenants, reducing early warning protections and increasing default risk. Credit quality can vary significantly based on factors such as total leverage, amount of debt senior to the Fund’s position, variability in the issuer’s cash flows, the size of the issuer, and the quality and coverage of assets securing the debt.
Certain private credit investments may involve direct lending to middle-market or privately held companies. Direct lending investments may expose the Fund to heightened credit, liquidity, and workout risks, including increased reliance on the Sub-Adviser’s underwriting, structuring, and monitoring capabilities. Direct lending borrowers may have limited access to alternative financing sources, which could increase default risk during periods of economic stress, and the Fund may be required to negotiate restructurings, amendments, or forbearance arrangements, which may be time-consuming and costly and may result in losses.
Voya Credit Income Fund
13

Certain private credit investments may involve asset-based finance or other asset-backed lending arrangements, where repayment is dependent primarily on the performance, value, or cash flows of underlying collateral or receivables rather than the general creditworthiness of a single borrower. Asset-based finance investments may be subject to risks related to the quality, diversification, servicing, and valuation of the underlying assets, including receivables, inventory, equipment, or other financial or physical assets. Deterioration in collateral performance, servicing disruptions, legal or documentation deficiencies, or declines in collateral values may adversely affect recoveries and result in losses to the Fund.
Because private credit investments are illiquid, the Fund may face challenges meeting periodic repurchase offers under its interval structure without selling assets at unfavorable prices or borrowing. Investors should not expect immediate liquidity.
Private credit performance may be adversely affected by rising interest rates, economic downturns, or tightening credit conditions, which can increase defaults and reduce recovery values. In the event of borrower default, enforcement of rights may be costly, time-consuming, and uncertain, particularly in jurisdictions with less developed legal frameworks.
Reverse Repurchase Agreements and Dollar Roll Transactions:
Reverse repurchase agreements involve sales of portfolio
securities to another party and an agreement by the Fund to repurchase the same securities at a later date at a fixed price.
During the reverse repurchase agreement period, the Fund continues to receive principal and interest payments on the securities and also has the opportunity to earn a return on the collateral furnished by the counterparty to secure its obligation to redeliver the securities.
Dollar rolls involve selling securities (
e.g
., mortgage-backed securities or U.S. Treasury securities) and simultaneously entering into a commitment to purchase those or similar securities on a specified future date and price from the same party. Mortgage-dollar rolls and U.S. Treasury rolls are types of dollar rolls. During the roll period, principal and interest paid on the securities is not received but proceeds from the sale can be invested.
Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense and Fund expenses associated with the repurchase agreement, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase such securities and that the securities may not be returned to the Fund.  If the buyer of securities under a reverse repurchase agreement or dollar rolls files for bankruptcy or becomes insolvent, such a buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the obligation to repurchase the securities and use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision.
Reverse repurchase agreements entail many of the same risks as over-the-counter derivatives. These include the risk that the counterparty to the reverse repurchase agreement may not be able to fulfill its obligations, that the parties may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected. If the broker/dealer to whom the Fund sells securities becomes insolvent, the Fund’s right to purchase or repurchase securities may be restricted.
There is no assurance that reverse repurchase agreements or dollar rolls can be successfully employed.
Further, the Fund’s investments in reverse repurchase agreements will be treated as
“
derivatives
”
in connection with the
Fund’s compliance with Rule 18f-4. Pursuant to Rule 18f-4, the Fund has adopted and implemented a derivatives risk management program to govern its use of derivatives, and the Fund’s derivatives exposure (including its use of reverse repurchase agreements)
is limited through a VaR test. Rule 18f-4 may restrict the Fund’s ability to enter into reverse repurchase agreements and/or increase the costs of such reverse repurchase agreements, which could adversely affect the value of the Fund’s investments and/or the performance of the Fund.
Securities Lending:
Securities lending involves two primary risks:
“
investment risk
”
and
“
borrower default risk.
”
When lending
securities, the Fund will receive cash or U.S. government securities as collateral. Investment risk is the risk that the Fund will lose money from the investment of the cash collateral received from the borrower. Borrower default risk is the risk that the Fund will lose money due to the failure of a borrower to return a borrowed security. Securities lending may result in leverage.
The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Fund to be more volatile.
The use of leverage may increase expenses and increase the impact of the Fund’s other risks.
Special Situations:
A
“
special situation
”
arises when, in a manager’s opinion, securities of a particular company will appreciate in value within a reasonable period because of unique circumstances applicable to the company. Special situations investments often involve much greater risk than is inherent in ordinary investments. Investments in special situation companies may not appreciate and the Fund’s performance could suffer if an anticipated development does not occur or does not produce the anticipated result.
Tax Qualification:
The Fund intends to elect to be treated as a regulated investment company under the Code and intends each year to qualify and be eligible to be treated as such. If the Fund qualifies as a regulated investment company, it generally will not be subject to U.S. federal income tax on its net investment income or net short-term or long-term capital gains distributed
(or deemed distributed) to shareholders, provided that, for each taxable year, the Fund distributes (or is treated as distributing)
Voya Credit Income Fund
14

to its shareholders an amount equal to or exceeding 90% of its
“
investment company taxable income
”
as that term is defined
in the Code (which includes, among other things, dividends, taxable interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses). The Fund intends to distribute all or substantially all of its investment company taxable income and net capital gain each year.
In order for the Fund to qualify as a regulated investment company in any taxable year, the Fund must, among other things, meet certain asset diversification tests and at least 90% of its gross income for such year must be certain types of qualifying income. If the Fund were to fail to meet the income or diversification test described above for any taxable year, the Fund could in some cases cure the failure, including by paying a fund-level tax and, in the case of a diversification test failure, disposing of certain assets. If the Fund were ineligible to cure, or otherwise did not cure, such failure for any year, or were otherwise to fail to qualify as a regulated investment company accorded special tax treatment in any taxable year, it would be subject to U.S. federal income tax, thereby subjecting any income earned by the Fund to tax at the Fund level and, when such income is distributed, to a further tax as dividends at the shareholder level to the extent of the Fund's current or accumulated earnings and profits.
Some of the income and gain the Fund may recognize (such as income and gain from real estate assets received upon foreclosure of a loan held by the Fund) generally does not constitute qualifying income, and whether certain other income and gain that the Fund may recognize constitutes qualifying income is not certain. The Fund's investments therefore may be limited by the
Fund's intention to qualify as a regulated investment company and may bear on the Fund's ability to so qualify.
The Fund may hold certain investments that do not give rise to qualifying income through one or more wholly owned subsidiaries treated as corporations for U.S. federal income tax purposes. Such subsidiaries will be required to pay U.S. federal income tax on their earnings, which ultimately will reduce the yield on such investments. Depending on the assets held by the subsidiary and other considerations, a subsidiary may qualify and elect to be treated as a real estate investment trust for U.S. federal income tax purposes, in which case such subsidiary generally would not be subject to U.S. federal income tax to the extent such subsidiary timely distributes all its income and gains. The Fund may not invest more than 25% of its total assets in (i)
any one subsidiary or (ii) two or more subsidiaries that are treated as being in the same, similar or related trades or businesses for purposes of the diversification tests applicable to regulated investment companies.
Temporary Defensive Positions:
When market conditions make it advisable, the Fund may hold a portion of its assets in cash and short-term interest bearing instruments. Moreover, in periods when, in the opinion of the manager, a temporary defensive position is appropriate, up to 100% of the Fund’s assets may be held in cash, short-term interest bearing instruments and/or any other securities the manager considers consistent with a temporary defensive position. The Fund may not achieve its investment objective when pursuing a temporary defensive position.
Valuation of Loans:
The Fund values its assets every day the New York Stock Exchange is open for regular trading. However, because the secondary market for floating rate loans is limited, it may be difficult to value loans, exposing the Fund to the risk that the price at which it sells loans will be less than the price at which they were valued when held by the Fund. Reliable market value quotations may not be readily available for some loans, and determining the fair valuation of such loans may require more research than for securities that trade in a more active secondary market. In addition, elements of judgment may play a greater role in the valuation of loans than for securities that trade in a more developed secondary market because there is less reliable, objective market value data available. If the Fund purchases a relatively large portion of a loan, the limitations of the secondary market may inhibit the Fund from selling a portion of the loan and reducing its exposure to a borrower when the manager deems it advisable to do so. Even if the Fund itself does not own a relatively large portion of a particular loan, the Fund, in combination with other similar accounts under management by the same portfolio managers, may own large portions of loans. The aggregate amount of holdings could create similar risks if and when the portfolio managers decide to sell those loans. These risks could include, for example, the risk that the sale of an initial portion of the loan could be at a price lower than the price at which the loan was valued by the Fund, the risk that the initial sale could adversely impact the price at which additional portions of the loan are sold, and the risk that the foregoing events could warrant a reduced valuation being assigned to the remaining portion of the loan still owned by the Fund.
When-Issued, Delayed Delivery, and Forward Commitment Transactions:
When-issued, delayed delivery, and forward commitment
transactions involve the risk that the security the Fund buys will lose value prior to its delivery. These transactions may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Fund to be more volatile. The use of leverage may increase expenses and increase the impact of the Fund’s other risks. There also is the risk that the security will not be issued or that the other party will not meet its obligation. If this occurs, the Fund loses both the investment opportunity for the assets it set aside to pay for the security and any gain in the security’s price.
Voya Credit Income Fund
15

WHAT YOU PAY TO INVEST - FUND EXPENSES

This table is intended to assist investors in understanding the various costs and expenses directly or indirectly associated with investing in the Fund. The cost you pay to invest in the Fund varies depending upon which class of Common
Shares you purchase. In accordance with SEC requirements, the table below shows the expenses of the Fund as a
percentage of the average net assets of the Fund and not as a percentage of gross assets or Managed Assets. By showing expenses as a percentage of the average net assets, expenses are not expressed as a percentage of all of the assets that are invested for the Fund.
Investors investing in the Fund through an intermediary should consult the
Appendix to this Prospectus, which includes information regarding financial intermediary specific sales charges and related discount policies that apply to purchases through certain specified intermediaries.
Fees and Expenses of the Fund
1

Class	Class A	Class C	Class I	Class W
Shareholder Transaction Expenses
Maximum sales charge on your investment (as a percentage of offering price) 2	2.50% 3	None	None	None
Dividend Reinvestment and Cash Purchase Plan Fees	None	None	None	None
Early Withdrawal Charge	None 3	1.00% 4	None	None
Exchange Fee	None	None	None	None
Annual Expenses (as a percentage of average net assets attributable to Common Shares)
Management Fees 5	0.80%	0.80%	0.80%	0.80%
Service Fee	0.25%	0.25%	None	None
Distribution Fee 6	None	0.50%	None	None
Other Operating Expenses 7	0.47%	0.47%	0.50%	0.47%
Total Annual Expenses	1.52%	2.02%	1.30%	1.27%
Fee Waivers/Reimbursements/Recoupment 8	(0.27)%	(0.27)%	(0.30)%	(0.27)%
Net Annual Expenses	1.25%	1.75%	1.00%	1.00%
1
Expense information has been restated to reflect current contractual rates.
2
The Distributor will pay a dealer reallowance for Class A Common Shares from the sales charge. The Distributor will pay a sales commission for Class C Common Shares to authorized dealers from its own assets.
3
Reduced for purchases of $100,000 and over for Class A Common Shares, please see
“
Sales Charges.
”
4
There is no front-end sales charge if you purchase Class A Common Shares in the amount of $500,000 or more. Class A Common Shares purchased in an amount of $500,000 or more are subject to a 1.00% EWC if repurchased by the Fund within 12 months of purchase. Class C Common Shares repurchased by the Fund within the first year after purchase will incur a 1.00% EWC. See
“
Sales Charges - Early Withdrawal Charge.
”
No EWC will be charged on
repurchases
that are due to the closing of shareholder accounts
having a value of less than $1,000.
5
Pursuant to the investment management agreement with the Fund, the Investment Adviser is paid a fee of 0.80% of the Fund's Managed Assets. For the description of
“
Managed
Assets,
”
please see
“
Description of the Fund – Investment Adviser/Sub-Adviser
”
earlier in this Prospectus.
6
Because the distribution fees payable by Class C Common Shares may be considered an asset-based sales charge, long-term shareholders in that class of the Fund may pay more than the economic equivalent of the maximum front-end sales charges permitted by the Financial Industry Regulatory Authority.
7
Other Operating Expenses are estimated amounts for the current fiscal year.
8
The Investment Adviser is contractually obligated to limit expenses of the Fund through July 1, 2027 (the
“
Expense Limitation Agreement
”
) to the following:
Class A Common
Shares – 1.25%; Class C Common Shares – 1.75%; Class I Common Shares - 1.00%; and Class W Common Shares - 1.00%
of average daily net assets. The limitation does
not extend to interest, taxes, other investment-related costs, leverage expenses, extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, and expenses of any counsel or other persons or services retained by the Trustees who are not
“
interested persons
”
as that term is defined by the
Investment Company Act of 1940, as amended. Modification of the Expense Limitation Agreement requires written agreement signed by each of the parties and approval by the Fund’s Board of Trustees (the
“
Board
”
). The Expense Limitation Agreement shall terminate with respect to the
Fund
upon termination of the
Fund
’s advisory agreement
with the Investment Adviser, or it may be terminated by the Fund, without payment of any penalty, upon written notice to the Investment Adviser at its principal place of business.
Examples
The following Examples show the amount of the expenses that an investor in the Fund would bear on a $1,000 investment in the Fund that is held for the different time periods in the table. In the first table, it is assumed that the $1,000 remains invested over the entire 10-year period. As a result, no EWCs are included in the listed expense amounts.
The second table assumes that the $1,000 investment is tendered and repurchased at the end of each period shown.
As a result, EWCs are imposed on certain of those repurchases.
16

WHAT YOU PAY TO INVEST - FUND EXPENSES
(continued)

The Examples assume that all dividends and other distributions are reinvested at NAV and that the percentage amounts listed under Net Annual Expenses in the previous table remain the same in the years shown (except that the Fee
Waivers/Reimbursements only apply for the first year). The tables and the assumption in the Examples of a 5% annual return are required by regulations of the SEC applicable to all investment companies. The assumed 5% annual return is not a prediction of, and does not represent, the projected or actual performance of the Fund's Common Shares.
For more complete descriptions of certain of the Fund's costs and expenses, see
“
Classes of Shares,
”
“
Sales Charges,
”
and
“
Investment Management and Other Service Providers.
”

Example #1 — No Repurchases	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return.
Class A Common Shares	$37	69	103	199
Class C Common Shares	$18	61	106	233
Class I Common Shares	$10	38	68	154
Class W Common Shares	$10	38	67	151

Example #2 — With Repurchases at Period End	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return and the tender and repurchase of the entire investment at the end of each period shown.
Class A Common Shares	$37	69	103	199
Class C Common Shares	$28	61	106	233
Class I Common Shares	$10	38	68	154
Class W Common Shares	$10	38	67	151
The purpose of each table is to assist you in understanding the various costs and expenses that an investor in the
Fund will bear directly or indirectly. See
“
Classes of Shares - Choosing a Share Class.
”
The foregoing Examples should not be considered a representation of future expenses and actual expenses may be greater or less than those shown.
17

FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the Fund's financial performance for the periods shown. Certain information reflects the financial results for a single share. The total returns in the table represent the rate of return that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and/or distributions).
The information for the fiscal years ended February 28, 2026, February 28, 2025, February 29, 2024, February 28, 2023,
February 28, 2022, February 28, 2021 and February 29, 2020, has been audited by
Ernst
&
Young LLP
, whose report, along
with the Fund’s financial statements, is included in the Fund’s annual report, which is available upon request. The information for the prior fiscal years or periods was audited by a different independent public accounting firm.

18

FINANCIAL HIGHLIGHTS
(continued)

Selected data for a share of beneficial interest outstanding throughout each year or period.

		Per Share Operating Performance									Ratios to average net assets after reimbursement/ recoupment			Ratios to average net assets before reimbursement/ recoupment			Supplemental data
	Net asset value, beginning of year or period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	Distributions from net investment income	Distributions from net realized gains on investments	Distributions from return of capital	Total distributions	Net asset value, end of year or period	Total Investment Return (1)	Expenses (before interest and other fees related to revolving credit facility) (2)(3)	Expenses (with interest and other fees related to revolving credit facility) (2)(3)	Net investment income (loss) (2)(3)	Expenses (before interest and other fees related to revolving credit facility) (2)	Expenses (with interest and other fees related to revolving credit facility) (2)	Net investment income (loss) (2)	Net assets, end of year or period	Portfolio Turnover	Borrowings at end of year or period	Asset coverage per $1,000 of debt	Average borrowings (4)	Shares outstanding at end of year or period
Year or period ended	($)	($)	($)	($)	($)	($)	($)	($)	($)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	($000's)	(%)	($000's)	($)	($000's)	(000's)
Class A
2/28/2026	9.60	0.66*	(0.20)	0.46	(0.78)	—	(0.01)	(0.79)	9.27	4.98	1.54	3.20	6.98	1.80	3.46	6.72	82,632	56	30,159	4,070	28,794	8,910
2/28/2025	9.65	0.79*	0.01	0.80	(0.85)	—	—	(0.85)	9.60	8.56	1.44	2.99	8.18	1.75	3.30	7.88	91,068	81	36,559	3,840	25,775	9,490
2/29/2024	9.57	0.83*	0.05	0.88	(0.80)	—	—	(0.80)	9.65	9.60	1.38	2.50	8.59	1.68	2.80	8.28	100,272	66	21,100	6,460	18,760	10,389
2/28/2023	10.79	0.67*	(1.22)	(0.55)	(0.67)	—	—	(0.67)	9.57	(5.01)	1.51	2.54	6.71	1.81	2.84	6.41	106,819	68	16,800	8,390	43,588	11,163
2/28/2022	10.91	0.44*	(0.13)	0.31	(0.43)	—	—	(0.43)	10.79	2.92	1.55	2.01	4.02	1.70	2.16	3.87	127,411	76	56,200	3,780	63,085	11,805
2/28/2021	11.51	0.40*	(0.60)	(0.20)	(0.40)	—	—	(0.40)	10.91	(1.39)	1.66	2.20	3.91	1.83	2.37	3.74	134,440	44	72,900	3,500	69,828	12,327
2/29/2020	12.19	0.64*	(0.63)	0.01	(0.69)	—	—	(0.69)	11.51	0.06	1.69	2.88	5.36	1.83	3.02	5.22	173,654	45	101,800	3,370	106,324	15,092
2/28/2019	12.61	0.64	(0.38)	0.26	(0.68)	—	—	(0.68)	12.19	2.14	1.72	3.03	5.21	1.80	3.11	5.14	122,868	60	118,500	3,650	149,594	10,082
2/28/2018	12.85	0.57*	(0.17)	0.40	(0.50)	—	(0.14)	(0.64)	12.61	3.22	1.69	2.55	4.50	1.73	2.59	4.46	164,285	88	169,300	3,370	173,235	13,026
2/28/2017	11.85	0.67	1.02	1.69	(0.69)	—	—	(0.69)	12.85	14.56	1.63	2.12	5.34	1.68	2.17	5.28	207,989	69	154,800	4,200	149,897	16,188
Class C
2/28/2026	9.57	0.62*	(0.21)	0.41	(0.73)	—	(0.01)	(0.74)	9.24	4.45	2.04	3.70	6.56	2.30	3.96	6.30	1,995	56	30,159	4,070	28,794	216
2/28/2025	9.62	0.76*	(0.01)	0.75	(0.80)	—	—	(0.80)	9.57	8.03	1.94	3.49	7.68	2.25	3.80	7.38	3,363	81	36,559	3,840	25,775	352
2/29/2024	9.54	0.77*	0.07	0.84	(0.76)	—	—	(0.76)	9.62	9.09	1.88	3.00	8.05	2.18	3.30	7.75	4,666	66	21,100	6,460	18,760	485
2/28/2023	10.77	0.60*	(1.21)	(0.61)	(0.62)	—	—	(0.62)	9.54	(5.56)	2.01	3.04	6.03	2.31	3.34	5.73	6,678	68	16,800	8,390	43,588	700
2/28/2022	10.89	0.38*	(0.12)	0.26	(0.38)	—	—	(0.38)	10.77	2.41	2.05	2.51	3.49	2.20	2.66	3.34	11,854	76	56,200	3,780	63,085	1,101
2/28/2021	11.48	0.35*	(0.59)	(0.24)	(0.35)	—	—	(0.35)	10.89	(1.80)	2.16	2.70	3.46	2.33	2.87	3.29	27,248	44	72,900	3,500	69,828	2,503
2/29/2020	12.16	0.60*	(0.65)	(0.05)	(0.63)	—	—	(0.63)	11.48	(0.44)	2.19	3.38	5.02	2.33	3.52	4.88	40,876	45	101,800	3,370	106,324	3,560
2/28/2019	12.59	0.58	(0.39)	0.19	(0.62)	—	—	(0.62)	12.16	1.56	2.22	3.53	4.72	2.30	3.61	4.64	145,198	60	118,500	3,650	149,594	11,940
2/28/2018	12.82	0.50	(0.15)	0.35	(0.44)	—	(0.14)	(0.58)	12.59	2.79	2.19	3.05	4.00	2.23	3.09	3.96	175,929	88	169,300	3,370	173,235	13,977
2/28/2017	11.83	0.61	1.01	1.62	(0.63)	—	—	(0.63)	12.82	13.93	2.13	2.62	4.84	2.18	2.67	4.79	214,361	69	154,800	4,200	149,897	16,715
Class I
2/28/2026	9.55	0.68*	(0.19)	0.49	(0.80)	—	(0.01)	(0.81)	9.23	5.34	1.29	2.95	7.24	1.58	3.24	6.96	5,334	56	30,159	4,070	28,794	578
2/28/2025	9.60	0.81*	0.01	0.82	(0.87)	—	—	(0.87)	9.55	8.84	1.19	2.74	8.44	1.49	3.04	8.13	6,600	81	36,559	3,840	25,775	691
2/29/2024	9.53	0.85*	0.05	0.90	(0.83)	—	—	(0.83)	9.60	9.81	1.13	2.25	8.84	1.43	2.55	8.53	7,121	66	21,100	6,460	18,760	742
2/28/2023	10.75	0.68*	(1.21)	(0.53)	(0.69)	—	—	(0.69)	9.53	(4.82)	1.26	2.29	6.89	1.56	2.59	6.59	7,486	68	16,800	8,390	43,588	786
2/28/2022	10.86	0.46*	(0.11)	0.35	(0.46)	—	—	(0.46)	10.75	3.28	1.30	1.76	4.26	1.45	1.91	4.11	9,671	76	56,200	3,780	63,085	900
2/28/2021	11.46	0.43*	(0.60)	(0.17)	(0.43)	—	—	(0.43)	10.86	(1.14)	1.41	1.95	4.17	1.58	2.12	4.00	11,783	44	72,900	3,500	69,828	1,085
2/29/2020	12.15	0.68*	(0.65)	0.03	(0.72)	—	—	(0.72)	11.46	0.22	1.44	2.63	5.73	1.57	2.76	5.60	13,974	45	101,800	3,370	106,324	1,219
2/28/2019	12.57	0.68	(0.39)	0.29	(0.71)	—	—	(0.71)	12.15	2.41	1.47	2.78	5.47	1.53	2.84	5.42	29,733	60	118,500	3,650	149,594	2,448
2/28/2018	12.81	0.60*	(0.17)	0.43	(0.53)	—	(0.14)	(0.67)	12.57	3.49	1.44	2.30	4.74	1.45	2.31	4.73	34,324	88	169,300	3,370	173,235	2,730
2/28/2017	11.82	0.69	1.03	1.72	(0.73)	—	—	(0.73)	12.81	14.79	1.38	1.87	5.57	1.41	1.90	5.55	46,319	69	154,800	4,200	149,897	3,615

19

FINANCIAL HIGHLIGHTS
(continued)

		Per Share Operating Performance									Ratios to average net assets after reimbursement/ recoupment			Ratios to average net assets before reimbursement/ recoupment			Supplemental data
	Net asset value, beginning of year or period	Net investment income (loss)	Net realized and unrealized gain (loss)	Total from investment operations	Distributions from net investment income	Distributions from net realized gains on investments	Distributions from return of capital	Total distributions	Net asset value, end of year or period	Total Investment Return (1)	Expenses (before interest and other fees related to revolving credit facility) (2)(3)	Expenses (with interest and other fees related to revolving credit facility) (2)(3)	Net investment income (loss) (2)(3)	Expenses (before interest and other fees related to revolving credit facility) (2)	Expenses (with interest and other fees related to revolving credit facility) (2)	Net investment income (loss) (2)	Net assets, end of year or period	Portfolio Turnover	Borrowings at end of year or period	Asset coverage per $1,000 of debt	Average borrowing (4)	Shares outstanding at end of year or period
Class W
2/28/2026	9.60	0.69*	(0.19)	0.50	(0.81)	—	(0.01)	(0.82)	9.28	5.35	1.29	2.95	7.24	1.55	3.21	6.98	2,491	56	30,159	4,070	28,794	268
2/28/2025	9.66	0.82*	(0.01)	0.81	(0.87)	—	—	(0.87)	9.60	8.72	1.19	2.74	8.43	1.50	3.05	8.13	2,888	81	36,559	3,840	25,775	301
2/29/2024	9.58	0.85*	0.06	0.91	(0.83)	—	—	(0.83)	9.66	9.87	1.13	2.25	8.85	1.43	2.55	8.54	3,093	66	21,100	6,460	18,760	320
2/28/2023	10.80	0.66*	(1.18)	(0.52)	(0.70)	—	—	(0.70)	9.58	(4.76)	1.26	2.29	6.57	1.56	2.59	6.26	3,097	68	16,800	8,390	43,588	323
2/28/2022	10.92	0.47*	(0.13)	0.34	(0.46)	—	—	(0.46)	10.80	3.17	1.30	1.76	4.26	1.45	1.91	4.11	7,220	76	56,200	3,780	63,085	669
2/28/2021	11.52	0.43*	(0.60)	(0.17)	(0.43)	—	—	(0.43)	10.92	(1.13)	1.41	1.95	4.19	1.58	2.12	4.02	8,850	44	72,900	3,500	69,828	811
2/29/2020	12.20	0.68	(0.64)	0.04	(0.72)	—	—	(0.72)	11.52	0.31	1.44	2.63	5.68	1.58	2.77	5.54	13,215	45	101,800	3,370	106,324	1,148
2/28/2019	12.62	0.67	(0.38)	0.29	(0.71)	—	—	(0.71)	12.20	2.40	1.47	2.78	5.44	1.55	2.86	5.36	16,250	60	118,500	3,650	149,594	1,332
2/28/2018	12.86	0.60	(0.17)	0.43	(0.53)	—	(0.14)	(0.67)	12.62	3.47	1.44	2.30	4.76	1.48	2.34	4.72	27,431	88	169,300	3,370	173,235	2,173
2/28/2017	11.86	0.70*	1.03	1.73	(0.73)	—	—	(0.73)	12.86	14.83	1.38	1.87	5.59	1.43	1.92	5.54	27,161	69	154,800	4,200	149,897	2,113

(1)
Total investment return has been calculated assuming a purchase at the beginning of each period and a sale at the end of each period and assumes reinvestment of dividends, capital gain distributions, and return of capital distributions/allocations, if any, on the dividend/distribution date. Total investment return does not include sales load.
(2)
Annualized for periods less than one year.
(3)
The Investment Adviser has agreed to limit expenses excluding interest, taxes, brokerage commissions, leverage expenses, other investment related costs and extraordinary expenses, subject to possible recoupment by the Investment Adviser within three years.
(4)
Based on the active days of borrowing.
*
Calculated using average amount of shares outstanding throughout the period.
20

INVESTMENT OBJECTIVE AND POLICIES

Investment Objective
The Fund's investment objective is to provide investors with a high level of monthly income. The investment objective is fundamental and may not be changed without a majority vote of the shareholders of the Fund. See
“
Description of
the Fund – Fundamental and Non-Fundamental Investment Policies of the Fund
”
later in this Prospectus.

Fundamental Policies
1.
Industry Concentration.
The Fund may invest in any industry. The Fund may not invest more than 25% of its total assets, measured at the time of investment, in any single industry.
2.
Borrower Diversification.
The Fund is diversified, as such term is defined in the 1940 Act. A diversified fund may not, as to 75% of its total assets, invest more than 5% of its total assets in any one issuer and may not purchase more than 10% of the outstanding voting securities of any one issuer (other than securities issued or guaranteed by the U.S. government or any of its agencies or instrumentalities, or other investment companies). The Fund will consider the borrower on a loan, including a loan participation, to be the issuer of such loan. With respect to no more than 25% of its total assets, the Fund may make investments that are not subject to the foregoing restrictions.
These fundamental policies may only be changed with approval by a majority of all shareholders. See
“
Description of
the Fund – Fundamental and Non-Fundamental Investment Policies of the Fund
”
later in this Prospectus.

Investment Policies
The Investment Adviser and Sub-Adviser follow certain investment policies set by the Fund's Board. Some of those policies are set forth below. Please refer to the SAI for additional information on these and other investment policies.
Use of Leverage.
The Fund may borrow money and issue Preferred Shares to the fullest extent permitted by the 1940
Act. See
“
Investment Objective and Policies - Policy on Borrowing
”
and
“
Investment Objective and Policies - Policy on
Issuance of Preferred Shares.
”

Policy on Borrowing
The Fund has a policy of borrowing for investment purposes. The Fund seeks to use proceeds from borrowing to acquire loans and other investments which pay interest at a rate higher than the rate the Fund pays on borrowings. Accordingly, borrowing has the potential to increase the Fund's total income available to holders of its Common Shares. The Fund may also borrow to finance the repurchase of its Common Shares or to meet cash requirements.
The Fund may issue notes, commercial paper, or other evidences of indebtedness and may be required to secure repayment by mortgaging, pledging, or otherwise granting a security interest in the Fund's assets. The terms of any such borrowings will be subject to the provisions of the 1940 Act and they will also be subject to the more restrictive terms of any credit agreements relating to borrowings and, to the extent the Fund seeks a rating for borrowings, to additional guidelines imposed by rating agencies, which are expected to be more restrictive than the provisions of the 1940 Act. The Fund is permitted to borrow an amount up to 33
 1
∕
3
%, or such other percentage permitted by law,
of its total assets (including the amount borrowed) less all liabilities other than borrowings. See
“
Risk Factors and
Special Considerations - Leverage
”
.
Policy on Issuance of Preferred Shares
The Fund has a policy which permits it to issue Preferred Shares for investment purposes. The Fund seeks to use the proceeds from Preferred Shares to acquire loans and other investments which pay interest at a rate higher than the dividends payable on Preferred Shares. The terms of the issuance of Preferred Shares are subject to the 1940 Act and to additional guidelines imposed by rating agencies, which are more restrictive than the provisions of the 1940
Act. Under the 1940 Act, the Fund may issue Preferred Shares so long as immediately after any issuance of Preferred
Shares the value of the Fund's total assets (less all Fund liabilities and indebtedness that is not senior indebtedness)
is at least twice the amount of the Fund's senior indebtedness plus the involuntary liquidation preference of all outstanding
Preferred Shares. See
“
Risk Factors and Special Considerations - Leverage.
”
As of June 5, 2026 the Fund had
no
Preferred Shares outstanding.
21

INVESTMENT OBJECTIVE AND POLICIES
(continued)

Additional Information About 80% Investment Policy Related to Fund Name
The Fund has adopted a policy to invest in accordance with the investment focus that the Fund’s name suggests, as set forth in the table below (the
“
80% Investment Policy
”
). The Fund will provide shareholders with at least 60 days'
prior notice of any change in its 80% Investment Policy. This notice will be provided in advance of a repurchase offer by the Fund and such repurchase may not be oversubscribed for the change to take effect.
For purposes of satisfying its 80% Investment Policy, the Fund may also invest in derivatives and other synthetic instruments and other investment companies, including ETFs, as applicable, that provide investment exposure to, or exposure to risk factors associated with, the investment focus that the Fund's name suggests.

Fund	80% Investment Policy	Additional Information About the 80% Investment Policy
Voya Credit Income Fund
Under normal circumstances, the Fund
invests at least 80% of its net assets (plus
the amount of any borrowings for
investment purposes) in investments that
are intended to provide economic
exposure to credit sectors.

For purposes of this 80% policy, credit
sectors include, without limitation, private
credit (including direct lending and
asset-backed lending), asset-based
finance, securitized credit (including CLOs
and mortgage derivatives), public credit,
commercial mortgage loans, emerging
market debt, corporate debt instruments,
loans, and high-yield debt instruments.

22

RISK FACTORS AND SPECIAL CONSIDERATIONS

Risk is inherent in all investing. The following discussion summarizes some of the risks that you should consider before deciding whether to invest in the Fund. For additional information about the risks associated with investing in the Fund, please see the SAI.
Bank Instruments:
Bank instruments include certificates of deposit, fixed time deposits, bankers’ acceptances, and other debt and deposit-type obligations issued by banks. Changes in economic, regulatory, or political conditions, or other events that affect the banking industry may have an adverse effect on bank instruments or banking institutions that serve as counterparties in transactions with the Fund. In the event of a bank insolvency or failure, the Fund may be considered a general creditor of the bank, and it might lose some or all of the funds deposited with the bank. Even where it is recognized that a bank might be in danger of insolvency or failure, the Fund might not be able to withdraw or transfer its money from the bank in time to avoid any adverse effects of the insolvency or failure. Volatility in the banking system may impact the viability of banking and financial services institutions. In the event of failure of any of the financial institutions where the Fund maintains its cash and cash equivalents, there can be no assurance that the Fund would be able to access uninsured funds in a timely manner or at all and the Fund may incur losses. Any such event could adversely affect the business, liquidity, financial position and performance of the Fund.
Collateralized Loan Obligations and Other Collateralized Obligations:
A collateralized loan obligation (
“
CLO
”
) is an
obligation of a trust or other special purpose vehicle typically collateralized by a pool of loans, which may include senior secured and unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade, or equivalent unrated loans. CLOs may incur management fees and administration fees. The risks of investing in a CLO depend largely on the type of the collateral held in the CLO portfolio and the tranche of securities in which the Fund may invest, and can generally be summarized as a combination of economic risks of the underlying loans combined with the risks associated with the CLO structure governing the priority of payments, and include interest rate risk, credit risk, liquidity risk, prepayment and extension risk, and the risk of default of the underlying asset, among others.
Commercial Mortgage Loans (Private Real Estate):
The Fund may invest in commercial mortgage loans which are
mortgage-related securities that are secured by commercial real estate (such as office buildings, retail space, apartment complexes, or industrial warehouses) or interests therein. Commercial mortgage loans and similar private real estate credit instruments are generally originated or acquired through privately negotiated transactions, may be illiquid, and may be valued using models or third-party pricing inputs. The performance of these investments depends on borrower cash flows, collateral values, refinancing conditions, and real estate market trends.
The commercial mortgage loans which the Fund originates are primarily secured by income-producing property. These commercial mortgage loans are subject to risks of delinquency and foreclosure, and risks of loss. The ability of a borrower to repay a loan secured by an income-producing property typically is dependent primarily upon the successful operation of such property rather than upon the existence of independent income or assets of the borrower. If the net operating income of the property is reduced, the borrower’s ability to repay the loan may be impaired. Net operating income of an income-producing property can be adversely affected by, among other things: tenant mix; success of tenant businesses; property management decisions; property location, condition and design; competition from comparable types of properties; changes in laws that increase operating expenses or limit rents that may be charged; changes in national, regional or local economic conditions and/or specific industry segments, including the credit and securitization markets; declines in regional or local real estate values; declines in regional or local rental or occupancy rates; increases in interest rates, real estate tax rates and other operating expenses; costs of remediation and liabilities associated with environmental conditions; the potential for uninsured or underinsured property losses; changes in governmental laws and regulations, including fiscal policies, zoning ordinances and environmental legislation and the related costs of compliance; and acts of God, terrorist attacks, social unrest, civil disturbances and epidemics/pandemics.
In the event of any default under a mortgage loan held directly by the Fund, the Fund will bear a risk of loss of principal to the extent of any deficiency between the value of the collateral and the principal and accrued interest of the mortgage loan, which could have a material adverse effect on the Fund. Such defaults may be caused by conditions beyond the
Fund’s control, including interest rate levels and local and other economic conditions affecting real estate values.
Further, a defaulted mortgage loan may also become subject to workout negotiations or restructuring, which may entail, among other things, a substantial reduction in the interest rate, a substantial write-down of principal and a substantial change in the terms, conditions and covenants with respect to the loan. Such negotiations or restructuring may be extensive and protracted over time and may result in substantial uncertainty with respect to the ultimate recovery with respect to the loan. As a result of its ownership of commercial mortgage loans, the Fund may, in certain
23

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

circumstances, acquire, hold, and subsequently sell real estate obtained through foreclosure proceedings. The Fund’s intention to qualify as a regulated investment company under the Code may limit the extent to which the Fund may exercise its rights by taking possession of real estate or may require the Fund to do so through a taxable subsidiary, potentially reducing returns to shareholders.
In the event of the bankruptcy of a mortgage loan borrower, the mortgage loan to such borrower generally will be deemed to be secured only up to the value of the underlying collateral at the time of bankruptcy (as determined by the bankruptcy court), and the lien securing the mortgage loan will be subject to the avoidance powers of the bankruptcy trustee or debtor-in-possession to the extent the lien is unenforceable under state law. Foreclosure of a mortgage loan can be an expensive and lengthy process, which could have a substantial negative effect on the Fund’s anticipated return on the foreclosed mortgage loan. Any subordinated debt held by the Fund will be subject to greater risks due to its subordination to more senior interests in the underlying properties.
Because these investments are generally illiquid, the Fund may not be able to sell commercial mortgage loans at desired times or prices, and valuations may differ from amounts ultimately realized, particularly during periods of market stress.
Company:
The price of a company’s stock could decline or underperform for many reasons, including, among others, poor management, financial problems, reduced demand for the company’s goods or services, regulatory fines and judgments, or business challenges. If a company is unable to meet its financial obligations, declares bankruptcy, or becomes insolvent, its stock could become worthless.
Corporate Debt Instruments:
Corporate debt instruments are subject to the risk of the issuer’s inability or unwillingness to meet principal and interest payments on the obligation. The value of corporate debt instruments may be subject to price volatility due to such factors as market interest rates, market perception of the creditworthiness of the issuer, and general market liquidity. When market interest rates decline, the value of corporate debt instruments can be expected to rise, and when market interest rates rise, the value of corporate debt instruments can be expected to decline.
Corporate debt instruments with longer maturities tend to be more sensitive to market interest rate movements than those with shorter maturities.
Covenant-Lite Loans:
Loans in which the Fund may invest or to which the Fund may gain exposure indirectly through its investments in collateralized debt obligations, CLOs or other types of structured securities may be considered
“
covenant-lite
”
loans. Covenant-lite refers to loans which do not incorporate traditional performance-based financial maintenance covenants. Covenant-lite does not refer to a loan’s seniority in a borrower’s capital structure nor to a lack of the benefit from a legal pledge of the borrower’s assets and does not necessarily correlate to the overall credit quality of the borrower. Covenant-lite loans generally do not include terms which allow a lender to take action based on a borrower’s performance relative to its covenants. Such actions may include the ability to renegotiate and/or re-set the credit spread on the loan with a borrower, and even to declare a default or force the borrower into bankruptcy restructuring if certain criteria are breached. Covenant-lite loans typically still provide lenders with other covenants that restrict a borrower from incurring additional debt or engaging in certain actions. Such covenants can only be breached by an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition.
Accordingly, the Fund may have fewer rights against a borrower when it invests in, or has exposure to, covenant-lite loans and, accordingly, may have a greater risk of loss on such investments as compared to investments in, or exposure to, loans with additional or more conventional covenants.
Credit:
The Fund could lose money if the issuer or guarantor of a debt instrument in which the Fund invests, or the counterparty to a derivative contract the Fund entered into, is unable or unwilling, or is perceived (whether by market participants, rating agencies, pricing services, or otherwise) as unable or unwilling, to meet its financial obligations.
Asset-backed (including mortgage-backed) securities that are not issued by U.S. government agencies may have a greater risk of default because they are not guaranteed by either the U.S. government or an agency or instrumentality of the U.S. government. The credit quality of typical asset-backed securities depends primarily on the credit quality of the underlying assets and the structural support (if any) provided to the securities.
Credit (Loans):
Prices of the Fund’s investments are likely to fall if the actual or perceived financial health of the borrowers on, or issuers of, such investments deteriorates, whether because of broad economic or issuer-specific reasons, or if the borrower or issuer is late (or defaults) in paying interest or principal. The Fund's investments in U.S.
dollar-denominated floating rate secured senior loans are expected to be rated below investment grade. Below investment grade loans, commonly known as high-yielding, high risk investments or as junk investments, involve a greater risk
24

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

that borrowers may not make timely payment of the interest and principal due on their loans and are subject to greater levels of credit and liquidity risks. They also involve a greater risk that the value of such loans could decline significantly.
If borrowers do not make timely payments of the interest due on their loans, the yield on the Common Shares will decrease. If borrowers do not make timely payment of the principal due on their loans, or if the value of such loans decreases, the net asset value will decrease.
The Fund’s ability to pay dividends and repurchase its Common Shares is dependent upon the performance of the assets in its portfolio.
The Fund may invest in loans that are senior in the capital structure of the borrower or issuer, hold an equal ranking with other senior debt, or have characteristics (such as a senior position secured by liens on a borrower’s assets)
that the manager believes justify treatment as senior debt. Loans that are senior and secured generally involve less risk than unsecured or subordinated debt and equity instruments of the same borrower because the payment of principal and interest on senior loans is an obligation of the borrower that, in most instances, takes precedence over the payment of dividends or the return of capital to the borrower’s shareholders, and payments to bond holders. Loans that are senior and secured also may have collateral supporting the repayment of the debt instrument. However, the value of the collateral may not equal the Fund’s investment when the debt instrument is acquired or may decline below the principal amount of the debt instrument subsequent to the Fund’s investment. Also, to the extent that collateral consists of stocks of the borrower, or its subsidiaries or affiliates, the Fund bears the risk that the stocks may decline in value, be relatively illiquid, or may lose all or substantially all of their value, causing the Fund’s investment to be undercollateralized.
Therefore, the liquidation of the collateral underlying a loan in which the Fund has invested, may not satisfy the borrower’s obligation to the Fund in the event of non-payment of scheduled interest or principal, and the collateral may not be able to be readily liquidated. In addition, it is possible that disputes as to the nature or identity of the collateral securing a loan may delay the Fund's ability to realize on the collateral or, if the dispute is resolved adversely to the Fund, may prevent the Fund from realizing on assets it had considered to constitute collateral.
In the event of the bankruptcy of a borrower or issuer, the Fund could experience delays and limitations on its ability to realize the benefits of the collateral securing the investment. Among the risks involved in a bankruptcy are assertions that the pledge of collateral to secure a loan constitutes a fraudulent conveyance or preferential transfer that would have the effect of nullifying or subordinating the Fund’s rights to the collateral.
The Senior Loans in which the Fund invests are generally rated lower than investment grade credit quality, i.e., rated lower than Baa by Moody’s
Ratings
(
“
Moody’s
”
) or BBB by S&P Global Ratings (
“
S&P
”
), or have been issued by issuers
who have issued other debt instruments which, if unrated, would be rated lower than investment grade credit quality.
The Fund's investments in lower than investment grade loans will generally be rated at the time of purchase between
B3 and Ba1 by Moody's, B- and BB+ by S&P or, if not rated, would be of similar credit quality.
Lower quality securities (including securities that are or have fallen below investment grade and are classified as
“
junk bonds
”
or
“
high yield securities
”
) have greater credit risk and liquidity risk than higher quality (investment grade)
securities, and their issuers’ long-term ability to make payments is considered speculative. Prices of lower quality bonds or other debt instruments are also more volatile, are more sensitive to negative news about the economy or the issuer, and have greater liquidity risk and price volatility. Investment decisions are based largely on the credit analysis performed by the manager, and not on rating agency evaluation. This analysis may be difficult to perform.
Information about a loan and its borrower generally is not in the public domain. Investors in loans may not be afforded the protections of the anti-fraud provisions of the Securities Act of 1933, as amended, and the Securities Exchange
Act of 1934, as amended, because loans may not be considered
“
securities
”
under such laws. In addition, many
borrowers have not issued securities to the public and are not subject to reporting requirements under federal securities laws. Generally, however, borrowers are required to provide financial information to lenders and information may be available from other loan market participants or agents that originate or administer loans.
Credit Default Swaps:
The Fund may enter into credit default swaps, either as a buyer or a seller of the swap. A buyer of a credit default swap is generally obligated to pay the seller an upfront or a periodic stream of payments over the term of the contract until a credit event, such as a default, on a reference obligation has occurred. If a credit event occurs, the seller generally must pay the buyer the
“
par value
”
(full notional value) of the swap in exchange for an
equal face amount of deliverable obligations of the reference entity described in the swap, or the seller may be required to deliver the related net cash amount if the swap is cash settled. As a seller of a credit default swap, the Fund would effectively add leverage to its portfolio because, in addition to its total net assets, the Fund would be subject to investment exposure on the full notional value of the swap. Credit default swaps are particularly subject to counterparty, credit, valuation, liquidity and leveraging risks, and the risk that the swap may not correlate with its reference obligation as
25

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

expected. Certain standardized credit default swaps are subject to mandatory central clearing. Central clearing is expected to reduce counterparty credit risk and increase liquidity; however, there is no assurance that it will achieve that result, and in the meantime, central clearing and related requirements expose the Fund to different kinds of costs and risks. In addition, credit default swaps expose the Fund to the risk of improper valuation.
Currency:
To the extent that the Fund invests directly or indirectly in foreign (non-U.S.) currencies or in securities denominated in, or that trade in, foreign (non-U.S.) currencies, it is subject to the risk that those foreign (non-U.S.) currencies will decline in value relative to the U.S. dollar or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged by the Fund through foreign currency exchange transactions.
Demand for Loans:
An increase in demand for loans may benefit the Fund by providing increased liquidity for such loans and higher sales prices, but it may also adversely affect the rate of interest payable on such loans and the rights provided to the Fund under the terms of the applicable loan agreement, and may increase the price of loans in the secondary market. A decrease in the demand for loans may adversely affect the price of loans in the Fund’s portfolio, which could cause the Fund’s net asset value to decline and reduce the liquidity of the Fund’s loan holdings.
Derivative Instruments:
Derivative instruments are subject to a number of risks, including the risk of changes in the market price of the underlying asset, reference rate, or index, credit risk with respect to the counterparty, risk of loss due to changes in market interest rates, liquidity risk, valuation risk, and volatility risk. The amounts required to purchase certain derivatives may be small relative to the magnitude of exposure assumed by the Fund. Therefore, the purchase of certain derivatives may have an economic leveraging effect on the Fund and exaggerate any increase or decrease in the net asset value. Derivatives may not perform as expected, so the Fund may not realize the intended benefits.
When used for hedging purposes, the change in value of a derivative may not correlate as expected with the asset, reference rate, or index being hedged. When used as an alternative or substitute for direct cash investment, the return provided by the derivative may not provide the same return as direct cash investment.
Generally, derivatives are sophisticated
financial instruments whose performance is derived, at least in part, from the performance of an underlying asset, reference rate, or index. Derivatives include, among other things, swap agreements, options, forward foreign currency exchange contracts, and futures. Certain derivatives in which the Fund may invest may be negotiated over-the-counter with a single counterparty and as a result are subject to credit risks related to the counterparty’s ability or willingness to perform its obligations; any deterioration in the counterparty’s creditworthiness could adversely affect the value of the derivative. In addition, derivatives and their underlying instruments may experience periods of illiquidity which could cause the Fund to hold a position it might otherwise sell, or to sell a position it otherwise might hold at an inopportune time or price. A manager might imperfectly judge the direction of the market. For instance, if a derivative is used as a hedge to offset investment risk in another security, the hedge might not correlate to the market’s movements and may have unexpected or undesired results such as a loss or a reduction in gains. The U.S. government has enacted legislation that provides for regulation of the derivatives market, including clearing, margin, reporting, and registration requirements. The European Union (and other jurisdictions outside of the European Union, including the United Kingdom)
has implemented or is in the process of implementing similar requirements, which may affect the Fund when it enters into a derivatives transaction with a counterparty organized in that jurisdiction or otherwise subject to that jurisdiction’s derivatives regulations. Because these requirements continue to evolve, their ultimate impact remains unclear. Central clearing is expected to reduce counterparty credit risk and increase liquidity; however, there is no assurance that it will achieve that result, and, in the meantime, central clearing and related requirements expose the Fund to different kinds of costs and risks.
Duration:
One measure of risk for debt instruments is duration. Duration measures the sensitivity of a bond’s price to market interest rate movements and is one of the tools used by a portfolio manager in selecting debt instruments.
Duration measures the average life of a bond on a present value basis by incorporating into one measure a bond’s yield, coupons, final maturity and call features. As a point of reference, the duration of a non-callable 7% coupon bond with a remaining maturity of 5 years is approximately 4.5 years and the duration of a non-callable 7% coupon bond with a remaining maturity of 10 years is approximately 8 years. Material changes in market interest rates may impact the duration calculation. For example, the price of a bond with an average duration of 5 years would be expected to fall approximately 5% if market interest rates rose by 1%. Conversely, the price of a bond with an average duration of
5 years would be expected to rise approximately 5% if market interest rates dropped by 1%.
26

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

Equity Securities Incidental to Investments in Loans:
Investments in equity securities incidental to investments in loans entail certain risks in addition to those associated with investments in loans. The value of such equity securities may change more rapidly, and to a greater extent, than debt instruments issued by the same issuer in response to company-specific developments and general market conditions. The Fund’s holdings of equity securities may increase fluctuations in the Fund’s net asset value. The Fund may frequently possess material non-public information about a borrower as a result of its ownership of a loan of such borrower. Because of prohibitions on trading in securities of issuers while in possession of such information, the Fund might be unable to enter into a transaction in a security of such a borrower when it would otherwise be advantageous to do so.
Floating Rate Investments:
The Fund’s investments will include floating rate investments, which are securities and other instruments with interest rates that adjust or
“
float
”
periodically based on a specified interest rate or other
reference and include floating rate loans, repurchase agreements, money market securities and shares of money market and short-term bond funds. The interest rates on these investments may be reset daily, weekly, monthly, quarterly, or some other reset period, and may have a floor or ceiling on interest rate changes. Changes in short-term market interest rates will directly affect the yield on investments in floating or variable rate loans. If short-term market interest rates fall, the yield on the Fund’s shares will also fall. Conversely, when short-term market interest rates rise, because of the lag between changes in such short-term rates and the resetting of the floating rates on assets in the Fund’s portfolio, the impact of rising rates will be delayed to the extent of such lag. See also the principal risk titled
“
Interest
Rate for Floating Rate Loans.
”
Floating Rate Loans:
In the event a borrower fails to pay scheduled interest or principal payments on a floating
or
variable
rate loan
, the Fund will experience a reduction in its income and a decline in the market value of such floating rate loan. If a floating rate loan is held by the Fund through another financial institution, or the Fund relies upon another financial institution to administer the loan, the receipt of scheduled interest or principal payments may be subject to the credit risk of such financial institution. Investors in floating rate loans may not be afforded the protections of the anti-fraud provisions of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, because loans may not be considered
“
securities
”
under such laws. Additionally, the value of collateral, if any, securing a floating rate loan can decline or may be insufficient to meet the borrower’s obligations under the loan, and such collateral may be difficult to liquidate.
This risk is increased if the Fund’s loans are with a single borrower or secured by a single asset.
No active trading market may exist for many floating rate loans and many floating rate loans are subject to restrictions on resale. Transactions in loans typically settle on a delayed basis and may take longer than
7 days to settle. As a result, the Fund may not receive the proceeds from a sale of a floating rate loan for a significant period of time. Delay in the receipts of settlement proceeds may impair the ability of the Fund to meet its repurchase
obligations, and may limit the ability of the Fund to repay debt, pay dividends, or to take advantage of new investment opportunities.
Foreign (Non-U.S.)
Investments
:
Investing in foreign (non-U.S.) securities may result in the Fund experiencing more rapid and extreme changes in value than a fund that invests exclusively in securities of U.S. companies due, in part, to: smaller markets; differing reporting, accounting, auditing and financial reporting standards and practices; nationalization, expropriation, or confiscatory taxation; foreign currency fluctuations, currency blockage, or replacement; potential for default on sovereign debt; and political changes or diplomatic developments, which may include the imposition of economic sanctions (or the threat of new or modified sanctions) or other measures by the U.S. or other governments and supranational organizations. Markets and economies throughout the world are becoming increasingly interconnected, and conditions or events in one market, country or region may adversely impact investments or issuers in another market, country or region.
High-Yield Securities:
Lower-quality securities including securities that are or have fallen below investment grade (commonly referred to as
“
junk bonds
”
) have greater credit risk and liquidity risk than higher-quality (investment grade) securities, and their issuers' long-term ability to make payments is considered speculative. Prices of lower-quality bonds or other debt instruments are also more volatile, are more sensitive to negative news about the economy or the issuer, and have greater liquidity risk and price volatility.
Interest in Loans:
The value and the income streams of interests in loans (including participation interests in lease financings and assignments in secured variable or floating rate loans) will decline if borrowers delay payments or fail to pay altogether. A significant rise in market interest rates could increase this risk. Although loans may be fully collateralized when purchased, such collateral may become illiquid or decline in value.
27

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

Interest Rate
for Floating Rate Loans
:
A rise in
market interest rates
generally results in a fall in the value of bonds
and
other debt
instruments; conversely, values generally rise as
market interest rates fall
.
Interest rate risk is generally
greater for debt instruments than floating-rate instruments.
The higher the credit
quality of the instrument,
and the
longer its maturity or duration
, the
more sensitive it is
to
changes in
market interest
rates
.
Duration is a measure of
sensitivity of the price of a debt instrument to a change in interest rate
.
The U.S.
Federal Reserve Board recently
lowered interest
rates following a period of consistent rate increases. Declining market interest rates
increase the likelihood that debt instruments will be pre-paid
.
Rising
market interest rates
have
unpredictable effects
on the
markets
and may expose debt and related markets to heightened volatility
. To the extent
that the
Fund invests in debt instruments,
an increase in market interest rates may lead to increased repurchases and increased portfolio turnover, which could reduce liquidity for certain investments, adversely affect values, and increase costs. Increased repurchases may cause
the Fund
to liquidate portfolio positions when it may not be advantageous to do so and may lower returns. If dealer capacity in debt markets is insufficient for market conditions
,
it may further
inhibit liquidity
and increase volatility in debt markets
.
Fiscal,
economic
,
monetary,
or other governmental policies or
measures have in the past
,
and may in the future
,
cause or exacerbate risks associated with interest rates
,
including
changes
in
interest rates
.
Negative
or very low interest rates could magnify the risks associated with changes in interest rates
.
In general,
changing interest rates,
including rates that fall below zero
,
could have unpredictable effects on
markets and may expose debt and related markets to heightened volatility
. The impact of market interest rate changes
on the Fund’s yield will also be affected by whether, and the extent to which, the floating rate loans in the Fund’s portfolio are subject to floors on the secured overnight funding rate (
“
SOFR
”
) base rate on which interest is calculated
for such loans (a
“
benchmark floor
”
). So long as the base rate for a loan remains under the applicable benchmark floor, changes in short-term market interest rates will not affect the yield on such loans. In addition, to the extent that changes in market interest rates are reflected not in a change to a base rate such as SOFR but in a change in the spread over the base rate which is payable on the floating rate loans of the type and quality in which the Fund invests, the Fund’s net asset value could also be adversely affected.
Changes to monetary policy by
the
U.S
.
Federal
Reserve Board or other regulatory actions could
expose debt and related markets to heightened volatility,
interest
rate sensitivity
,
and reduced liquidity
,
which
may impact
the Fund
'
s operations
and return
potential
.
Interest Rate Swaps:
An interest rate swap is an agreement that obligates two parties to exchange a series of cash flows for a specified period of time based upon or calculated by reference to a specified interest rate(s) for a specified amount. Interest rate swaps involve the risk that changes in market conditions may affect the value of the contract or the cash flows, and the possible inability or unwillingness of the counterparty to fulfill its obligations under the agreement. An interest rate swap arrangement may not fully offset adverse changes in interest rates. Interest rate swaps are also subject to liquidity risk and interest rate risk.
Leverage:
The Fund's use of leverage creates special risks not associated with unleveraged funds having similar investment objectives and policies. The use of leverage through derivative instruments, including, but not limited to, credit default swaps, total return swaps, options, and futures contracts, borrowings or the issuance of Preferred Shares can adversely affect the yield on the Common Shares. The use of leverage may exaggerate any increase or decrease in the net asset value, causing
the
Fund to be more volatile than if the Fund had not been leveraged. The use of certain derivatives may, in some cases, increase adverse changes in the value or level of a derivative’s underlying asset, rate, or index may result in potentially unlimited losses. The use of leverage may exaggerate any increase or decrease in the net asset value, causing a Fund to be more volatile than if the Fund had not been leveraged. The use of certain derivatives may, in some cases,
result in potentially unlimited losses if adverse changes occur in the value or level of
the
derivative
'
s
underlying asset, rate, or index
. To the extent that the Fund is unable to invest the proceeds from the use of leverage in assets which pay interest at a rate which exceeds the rate paid on the leverage, the yield on the Common Shares will decrease. In addition, in the event of a general market decline in the value of assets such as those in which the
Fund invests, the effect of that decline will be magnified in the Fund because of the additional assets purchased with the proceeds of the leverage.
In addition
, because the
fees received by
the Investment Adviser
are based on
Managed
Assets,
including assets acquired through the Fund'
s use of leverage
,
the Investment Adviser
has a financial incentive
for the Fund to use certain forms of
leverage
, which may create a conflict of interest between the Investment Adviser, on the one hand, and the shareholders, on the other hand
. The Fund may be subject to certain restrictions imposed
by lenders to the Fund and may be subject to certain restrictions imposed by guidelines of one or more rating agencies which may issue ratings for debt or the Preferred Shares issued by the Fund. These restrictions would be expected
28

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

to impose asset coverage, fund composition requirements and limits on investment
techniques, such as the use of
financial derivative products that are more stringent than those imposed on the Fund by the 1940 Act. These restrictions could impede the manager from fully managing the Fund’s portfolio in accordance with the Fund’s investment objective and policies.
Capital raised through leverage will be subject to interest and other costs, and these costs could exceed the income earned by the Fund on the proceeds of such leverage. There can be no assurance that the Fund’s income from the proceeds of leverage will exceed these costs. The manager seeks to use leverage for the purposes of making additional investments only if they believe, at the time of using leverage, that the total return on the assets purchased with such funds will exceed interest payments and other costs on the leverage.
Funds borrowed pursuant to any credit facilities or obtained through any issuance of Preferred Shares may constitute a substantial lien and burden by reason of their prior claim against the income of the Fund and against the net assets of the Fund in liquidation.
Limited Liquidity For Investors:
The Fund does not repurchase its shares on a daily basis and no market for the
Common Shares is expected to exist. To provide a measure of liquidity, the Fund will normally make monthly repurchase offers for not less than 5% of its outstanding Common Shares. If more than 5% of Common Shares are tendered, investors may not be able to completely liquidate their holdings in any one month. Shareholders also will not have liquidity between these monthly repurchase dates.
Limited Secondary Market for Loans:
Because of the limited secondary market for loans, the Fund, including through its investments in loans directly or indirectly through its investments in securitized credit instruments, may be limited in its ability to sell loans in its portfolio in a timely fashion and/or at a favorable price. Transactions in loans typically settle on a delayed basis and typically take longer than 7 days to settle. As a result the Fund may not receive the proceeds from a sale of a floating rate loan for a significant period of time. Delay in the receipts of settlement proceeds may impair the ability of the Fund to meet its repurchase obligations and may increase the amounts the Fund may be required to borrow. It may also limit the ability of the Fund to repay debt, pay dividends, or to take advantage of new investment opportunities.
Although the re-sale, or secondary market for loans has grown substantially in recent years, both in overall size and number of market participants, there is no organized exchange or board of trade on which loans are traded. Instead, the secondary market for loans is a private, unregulated inter-dealer or inter-bank re-sale market.
Loans usually trade in large denominations and trades can be infrequent and the market for loans may experience volatility. The market has limited transparency so that information about actual trades may be difficult to obtain. Accordingly, some loans will be relatively illiquid.
In addition, loans may require the consent of the borrower and/or the agent prior to sale or assignment. These consent requirements can delay or impede the Fund’s ability to sell loans and can adversely affect the price that can be obtained.
These considerations may cause the Fund to sell assets at lower prices than it would otherwise consider to meet cash needs or cause the Fund to maintain a greater portion of its assets in cash equivalents than it would otherwise, which could negatively impact performance. The Fund may seek to avoid the necessity of selling assets to meet such needs by the use of borrowings.
From time to time, the occurrence of one or more of the factors described above may create a cascading effect where the market for debt instruments (including the market for loans) first experiences volatility and then decreased liquidity.
Such conditions, or other similar conditions, may then adversely affect the value of loans and other instruments, widening spreads against higher-quality debt instruments, and making it harder to sell loans at prices at which they have historically or recently traded, thereby further reducing liquidity. For example, during the global liquidity crisis in the second half of 2008, the average price of loans in the Morningstar
®
LSTA
®
US Leveraged Loan Index (which includes
loans of the type in which the Fund invests) declined by 32% (which included a decline of 3.06% on a single day).
Additionally, during the recent COVID-19 pandemic, the same index declined by 12.37% in March 2020 (which included a decline of 3.74% on a single day).
Declines in the Fund's share price or other market developments (which may be more severe than these prior declines)
may lead to increased repurchases, which could cause the Fund to have to sell loans and other instruments at disadvantageous prices and inhibit the ability of the Fund to retain its assets in the hope of greater stabilization in the secondary markets.
In addition, these or similar circumstances could cause the Fund to sell its highest quality and most liquid loans and

29

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

other investments in order to satisfy an initial wave of repurchases while leaving the Fund with a remaining portfolio of lower-quality and less liquid investments. In anticipation of such circumstances, the Fund may also need to maintain a larger portion of its assets in liquid instruments than usual. However, there can be no assurance that the Fund will foresee the need to maintain greater liquidity or that actual efforts to maintain a larger portion of assets in liquid investments would successfully mitigate the foregoing risks.
During its monthly repurchase offers, the Fund is required to maintain a percentage of its portfolio, equal to the value of the repurchase amounts, in securities that can be sold or disposed of at approximately the price at which the Fund has valued the investment, within a period equal to the period between a repurchase request deadline and the repurchase payment deadline, or of assets that mature by the next repurchase payment deadline. The requirement to keep a portion of the portfolio in liquid securities, however, could negatively impact performance.
Liquidity:
If an investment is illiquid, the Fund might be unable to sell the investment at a time when the Fund’s manager might wish to sell, or at all. Many of the Fund’s investments may be illiquid. The term
“
illiquid investments
”
for this
purpose means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment. Further, the lack of an established secondary market may make it more difficult to value illiquid investments, exposing the Fund to the risk that the prices at which it sells illiquid investments will be less than the prices at which they were valued when held by the Fund, which could cause the Fund to lose money. Illiquid investments may become harder to value, especially in changing markets. The prices of illiquid investments may be more volatile than more liquid securities, and the risks associated with illiquid securities may be greater in times of financial stress.
The Fund’s investments in illiquid investments may reduce the returns of the Fund because it may be unable to sell the illiquid investments at an advantageous time or price or possibly require the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations, which could prevent the Fund from taking advantage of other investment opportunities. Additionally, the market for certain investments may become illiquid under adverse market or economic conditions independent of any specific adverse changes in the conditions of a particular issuer.
In such cases, the Fund, due to limitations on investments in illiquid investments and the difficulty in purchasing and selling such securities or instruments, may be unable to achieve its desired level of exposure to a certain sector.
The risks associated with illiquid instruments may be particularly acute in situations in which the Fund’s operations require cash (such as in connection with repurchase offers) and could result in the Fund borrowing to meet its short-term needs or incurring losses on the sale of illiquid instruments. It may also be the case that other market participants may be attempting to liquidate fixed income holdings at the same time as the Fund, causing increased supply in the market and contributing to liquidity risk and downward pricing pressure.
Loan Origination:
Some of the loans in which the Fund invests may be loans originated directly by the Fund. The
Fund's investment in or origination of loans may also be limited by the requirements the Fund intends to observe under Subchapter M of the Code in order to qualify as a regulated investment company. The Fund may subsequently offer such investments for sale to third parties; provided, that there is no assurance that the Fund will complete the sale of such an investment. If the Fund is unable to sell, assign or successfully close transactions for the loans that it originates, the Fund will be forced to hold its interest in such loans for an indeterminate period of time. This could result in the Fund's investments having high exposure to certain borrowers. The Fund will be responsible for the expenses associated with originating a loan (whether or not consummated). This may include significant legal and due diligence expenses, which will be indirectly borne by the Fund and Shareholders.
Manager:
The Fund is subject to manager risk because it is an actively managed investment portfolio. The Investment
Adviser, the Sub-Adviser, or each individual portfolio manager will make judgments and apply investment techniques and risk analyses in making investment decisions, but there can be no guarantee that these decisions will produce the desired results. The Fund’s portfolio may fail to produce the intended results, and the Fund’s portfolio may underperform other comparable funds because of portfolio management decisions related to, among other things, the selection of investments, portfolio construction, risk assessments, and/or the outlook on market trends and opportunities.
Market:
The market values of securities will fluctuate, sometimes sharply and unpredictably, based on overall economic conditions, governmental actions or intervention, market disruptions caused by trade disputes or other factors, political developments, and other factors. Prices of equity securities tend to rise and fall more dramatically than those of debt instruments. Additionally, legislative, regulatory or tax policies or developments may adversely impact the investment techniques available to a manager, add to costs, and impair the ability of the Fund to achieve its investment objectives.
30

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

Market Disruption and Geopolitical:
The Fund is subject to the risk that geopolitical events will disrupt securities markets and adversely affect global economies and markets. Due to the increasing interdependence among global economies and markets, conditions in one country, market, or region might adversely impact markets, issuers and/or foreign exchange rates in other countries, including the United States. Wars, terrorism, global health crises and pandemics, trade disputes, tariffs and other restrictions on trade or economic sanctions, rapid technological developments (such as artificial intelligence technologies), and other geopolitical events that have led, and may continue to lead, to increased market volatility and may have adverse short- or long-term effects on U.S. and global economies and markets, generally.
For example, the COVID-19 pandemic resulted in significant market volatility, exchange suspensions and closures, declines in global financial markets, higher default rates, supply chain disruptions, and a substantial economic downturn in economies throughout the world. Pandemics and other disruptions may also create challenges for real estate markets, including lower occupancy rates, decreased lease payments, defaults, and foreclosures, among other consequences.
Natural and environmental disasters and systemic market dislocations are also highly disruptive to economies and markets. Military action by Russia in Ukraine, the prolonged conflict between Hamas and Israel, the Iranian conflict that commenced in February 2026, and political upheaval in Venezuela have resulted, and may continue to result, in sanctions, market disruptions, declines in regional and global stock markets, unusual volatility in global commodity markets, and disruptions to energy production or transportation, including through key shipping routes, any of which could adversely affect the value of the Fund's investments, including beyond the Fund's direct exposure to issuers in the affected regions. The escalation or expansion of hostilities, including the involvement of additional nations, could introduce further uncertainty and volatility in global energy, commodity, and financial markets. The extent and duration of these conflicts, related sanctions, and resulting market disruptions are impossible to predict but could be substantial.
A number of U.S. domestic banks and foreign (non-U.S.) banks have experienced financial difficulties and, in some cases, failures. There can be no certainty that the actions taken by regulators to limit the effect of those financial difficulties and failures on other banks or other financial institutions or on the U.S. or foreign (non-U.S.) economies generally will be successful. It is possible that more banks or other financial institutions will experience financial difficulties or fail, which may affect adversely other U.S. or foreign (non-U.S.) financial institutions and economies. These events as well as other changes in foreign (non-U.S.) and domestic economic, social, and political conditions also could adversely affect individual issuers or related groups of issuers, securities markets, interest rates, credit ratings, inflation, investor sentiment, and other factors affecting the value of the Fund’s investments. Any of these occurrences could disrupt the operations of the Fund and of the Fund’s service providers. Recent technological developments in, and the increasingly widespread use of, artificial intelligence, including machine learning technology and generative artificial intelligence
(
“
AI
”
), may pose risks to the Fund. For instance, the economy may be significantly impacted by the advanced development and increased regulation of AI. As AI is used more widely, the profitability and growth of Fund holdings may be impacted, which could significantly impact the overall performance of the Fund. The legal and regulatory frameworks within which
AI operates continue to rapidly evolve, and it is not possible to predict the full extent of current or future risks related thereto.
Mortgage- and/or Asset-Backed Securities:
Defaults on, or low credit quality or liquidity of, the underlying assets of the asset-backed (including mortgage-backed) securities may impair the value of these securities and result in losses.
There may be limitations on the enforceability of any security interest or collateral granted with respect to those underlying assets, and the value of collateral may not satisfy the obligation upon default. These securities also present a higher degree of prepayment and extension risk and interest rate risk than do other types of debt instruments.
Small movements
in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain asset-backed securities. The value of longer-term securities generally changes more in response to changes in market interest rates than shorter-term securities. Additionally, asset-backed securities may be
“
subordinated
”
to other interests in the
same pool, and a holder of those
“
subordinated
”
securities would receive payments only after any obligations to other more
“
senior
”
investors have been satisfied.
These securities may be affected significantly by government regulation, market interest rates, market perception of the creditworthiness of an issuer servicer, and loan-to-value ratio of the underlying assets. During an economic downturn, the mortgages, commercial or consumer loans, trade or credit card receivables, installment purchase obligations, leases, or other debt obligations underlying an asset-backed security may experience an increase in defaults as borrowers experience difficulties in repaying their loans which may cause the valuation of such securities to be more volatile and may reduce the value of such securities. These risks are particularly heightened for investments in asset-backed securities that contain sub-prime loans, which are loans made to borrowers with weakened credit histories and often
31

RISK FACTORS AND SPECIAL CONSIDERATI
ONS
(continued)

have higher default rates. In addition, certain types of real estate may be adversely affected by changing usage trends, such as office buildings as a result of work-from-home practices and commercial facilities as a result of an increase in online shopping, which could in turn result in defaults and declines in value of mortgage-backed securities secured by such properties.
Operational:
The
Fund, its service providers, and other market participants increasingly depend on complex information technology and communications systems to conduct business functions. These systems are subject to a number of different threats, including operational and information security risks that could adversely affect the Fund and its shareholders, despite the efforts of the Fund and its service providers to adopt technologies, processes, and practices intended to mitigate these risks.
Operational failures, cyber-attacks, systems failures, processing errors, or human error may result in losses to the
Fund, impede trading, disrupt portfolio management, or otherwise impair the Fund’s operations.
The use of artificial intelligence (
“
AI
”
), including generative AI, and machine learning could exacerbate operational and information security risks, including through increased automation, reliance on third-party data or models, or the potential for model error, misuse, or data compromise, or result in cybersecurity incidents that implicate personal data.
Information relating to the Fund’s investments is delivered electronically, which can give rise to a number of risks, including, but not limited to, the risks that such communications may not be secure and may contain computer viruses or other defects, may not be accurately replicated on other systems, or may be intercepted, deleted or interfered with, without the knowledge of the sender or the intended recipient.
The
Fund has limited ability to prevent or mitigate cybersecurity or operational incidents affecting third-party service providers, and such incidents may result in financial losses or additional costs to the Fund and its shareholders.
Other Investment Companies:
The main risk of investing in other investment companies, including ETFs, is the risk that the value of an investment company’s underlying investments might decrease. Shares of investment companies that are listed on an exchange may trade at a discount or premium from their net asset value. You will pay a proportionate share of the expenses of those other investment companies (including management fees, administration fees, and custodial fees) in addition to the Fund’s expenses. The investment policies of the other investment companies may not be the same as those of the Fund; as a result, an investment in the other investment companies may be subject to additional or different risks than those to which the Fund is typically subject.
ETFs are exchange-traded investment companies that are, in many cases, designed to provide investment results corresponding to an index. Additional risks of investments in ETFs include that: (i) an active trading market for an
ETF’s shares may not develop or be maintained; or (ii) trading may be halted if the listing exchanges’ officials deem such action appropriate, the shares are delisted from an exchange, or the activation of market-wide
“
circuit breakers
”
(which are tied to large decreases in stock prices) halts trading of an ETF’s shares. In addition, shares of ETFs may trade at a premium or discount to net asset value and are subject to secondary market trading risks. Secondary markets may be subject to irregular trading activity, wide bid/ask spreads, and extended trade settlement periods in times of market stress because market makers and authorized participants may step away from making a market in an ETF’s shares, which could cause a material decline in the ETF’s net asset value.
Prepayment and Extension:
Many types of debt instruments are subject to prepayment and extension risk. Prepayment risk is the risk that the issuer of a debt instrument will pay back the principal earlier than expected. This risk is heightened in a falling market interest rate environment. Prepayment may expose the Fund to a lower rate of return upon reinvestment of principal. Also, if a debt instrument subject to prepayment has been purchased at a premium, the value of the premium would be lost in the event of prepayment. Extension risk is the risk that the issuer of a debt instrument will pay back the principal later than expected. This risk is heightened in a rising market interest rate environment. This may negatively affect performance, as the value of the debt instrument decreases when principal payments are made later than expected. Additionally, the Fund may be prevented from investing proceeds it would have received at a given time at the higher prevailing interest rates.
Loans typically have a 6-12 month call protection and may be prepaid partially or in full after the call protection period without penalty.
Private Credit:
Private credit investments involve a number of significant risks. Such investments are typically illiquid
,
privately negotiated, are not traded on public markets, and may be subject to contractual transfer restrictions. These investments may be held for extended periods, sometimes several years, and may not be sold at the values assigned
32

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

by the Fund. Valuations are based on models and assumptions rather than observable market prices and may differ significantly from realized values. Borrowers often provide limited financial and operational information, which can make monitoring and risk assessment difficult.
Generally, little public information exists about private credit issuers, and the Fund is required to rely on the ability of the Sub-Adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. If the Sub-Adviser is unable to uncover all material information about these companies, it may not be able to make a fully informed investment decision, and the Fund may lose money on its investments. In addition, they typically have shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns.
Private credit issuers are frequently highly leveraged, often as a result of recapitalization transactions, and may not be rated by nationally recognized credit rating agencies. Private credit issuers may have limited financial resources and may be unable to meet their obligations under their debt securities that the Fund holds, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of the Fund realizing any guarantees it may have obtained in connection with its investment. The Fund’s private credit investments may, from time to time, focus on a particular industry or sector, which could result in outsized exposure to sector-specific risks. Loans may lack financial covenants, reducing early warning protections and increasing default risk. Credit quality can vary significantly based on factors such as total leverage, amount of debt senior to the Fund’s position, variability in the issuer’s cash flows, the size of the issuer, and the quality and coverage of assets securing the debt.
Certain private credit investments may involve direct lending to middle-market or privately held companies. Direct lending investments may expose the Fund to heightened credit, liquidity, and workout risks, including increased reliance on the Sub-Adviser’s underwriting, structuring, and monitoring capabilities. Direct lending borrowers may have limited access to alternative financing sources, which could increase default risk during periods of economic stress, and the
Fund may be required to negotiate restructurings, amendments, or forbearance arrangements, which may be time-consuming and costly and may result in losses.
Certain private credit investments may involve asset-based finance or other asset-backed lending arrangements, where repayment is dependent primarily on the performance, value, or cash flows of underlying collateral or receivables rather than the general creditworthiness of a single borrower. Asset-based finance investments may be subject to risks related to the quality, diversification, servicing, and valuation of the underlying assets, including receivables, inventory, equipment, or other financial or physical assets. Deterioration in collateral performance, servicing disruptions, legal or documentation deficiencies, or declines in collateral values may adversely affect recoveries and result in losses to the Fund.
Because private credit investments are illiquid, the Fund may face challenges meeting periodic repurchase offers under its interval structure without selling assets at unfavorable prices or borrowing. Investors should not expect immediate liquidity. Private credit performance may be adversely affected by rising interest rates, economic downturns, or tightening credit conditions, which can increase defaults and reduce recovery values. In the event of borrower default, enforcement of rights may be costly, time-consuming, and uncertain, particularly in jurisdictions with less developed legal frameworks.
Repurchase Agreements:
In the event that the other party to a repurchase agreement defaults on its obligations, the Fund would generally seek to sell the underlying security serving as collateral for the repurchase agreement. However, the value of collateral may be insufficient to satisfy the counterparty's obligation and/or the Fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in price of the security, which could result in a loss. In addition, if the Fund is characterized by a court as an unsecured creditor, it would be at risk of losing some or all of the principal and interest involved in the transaction.
Reverse Repurchase Agreements and Dollar Roll Transactions:
Reverse repurchase agreements involve sales of
portfolio securities to another party and an agreement by the Fund to repurchase the same securities at a later date at a fixed price. During the reverse repurchase agreement period, the Fund continues to receive principal and interest payments on the securities and also has the opportunity to earn a return on the collateral furnished by the counterparty to secure its obligation to redeliver the securities.
33

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

Dollar rolls involve selling securities (
e.g
., mortgage-backed securities or U.S. Treasury securities) and simultaneously entering into a commitment to purchase those or similar securities on a specified future date and price from the same party. Mortgage-dollar rolls and U.S. Treasury rolls are types of dollar rolls. During the roll period, principal and interest paid on the securities is not received but proceeds from the sale can be invested.
Reverse repurchase agreements involve the risks that the interest income earned on the investment of the proceeds will be less than the interest expense and Fund expenses associated with the repurchase agreement, that the market value of the securities sold by the Fund may decline below the price at which the Fund is obligated to repurchase such securities and that the securities may not be returned to the Fund.  If the buyer of securities under a reverse repurchase agreement or dollar rolls files for bankruptcy or becomes insolvent, such a buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the obligation to repurchase the securities and use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision.
Reverse repurchase agreements entail many of the same risks as over-the-counter derivatives. These include the risk that the counterparty to the reverse repurchase agreement may not be able to fulfill its obligations, that the parties may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected.
If the broker/dealer to whom the Fund sells securities becomes insolvent, the Fund’s right to purchase or repurchase securities may be restricted. There is no assurance that reverse repurchase agreements or dollar rolls can be successfully employed.
Further, the Fund’s investments in reverse repurchase agreements will be treated as
“
derivatives
”
in connection with
the Fund’s compliance with Rule 18f-4. Pursuant to Rule 18f-4, the Fund has adopted and implemented a derivatives risk management program to govern its use of derivatives, and the Fund’s derivatives exposure (including its use of reverse repurchase agreements) is limited through a VaR test. Rule 18f-4 may restrict the Fund’s ability to enter into reverse repurchase agreements and/or increase the costs of such reverse repurchase agreements, which could adversely affect the value of the Fund’s investments and/or the performance of the Fund.
Securities Lending:
To generate additional income, the Fund may lend portfolio securities, on a short- or long-term basis, in an amount up to 33
 1
∕
3
% of the Fund’s total assets, to broker-dealers, major banks, or other recognized domestic institutional borrowers of securities. When the Fund lends its securities, it is responsible for investing the cash collateral it receives from the borrower of the securities, and the Fund could incur losses in connection with the investment of such cash collateral. As with other extensions of credit, there are risks of delay in recovery or even loss of rights in the collateral should the borrower default or fail financially. The Fund intends to engage in lending portfolio securities only when such lending is fully secured by investment grade collateral held by an independent agent.
The Fund seeks to minimize investment risk by limiting the investment of cash collateral to high-quality instruments of short maturity. In the event of a borrower default, the Fund will be protected to the extent the Fund is able to exercise its rights in the collateral promptly and the value of such collateral is sufficient to purchase replacement securities.
The Fund is protected by its securities lending agent, which has agreed to indemnify the Fund from losses resulting from borrower default.
Short-Term Debt Instruments and Cash:
Some of the Senior Loans in which the Fund invests are in the form of revolving credits. In order to permit the Fund to meet its obligations under such loans and to advance additional funds on short notice, the Fund normally maintains unused borrowing capacity that equals or exceeds the total of all unfunded portions of loans in its portfolio. Short-term debt instruments are subject to the risk of the issuer’s inability or unwillingness to meet principal and interest payments on the debt obligation and also may be subject to price volatility due to such factors as market interest rates, market perception of the creditworthiness of the issuer, and general market liquidity.
Because short-term debt instruments pay interest at a fixed-rate, when market interest rates decline, the value of the Fund’s short-term debt instruments can be expected to rise, and when market interest rates rise, the value of short-term debt instruments can be expected to decline.
Special Situations:
A
“
special situation
”
arises when, in a manager’s opinion, securities of a particular company will appreciate in value within a reasonable period because of unique circumstances applicable to the company. Special situations investments often involve much greater risk than is inherent in ordinary investments. Investments in special situation companies may not appreciate and the Fund’s performance could suffer if an anticipated development does not occur or does not produce the anticipated result.
34

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

Tax Qualification:
The Fund intends to elect to be treated as a regulated investment company under the Code and intends each year to qualify and be eligible to be treated as such. If the Fund qualifies as a regulated investment company, it generally will not be subject to U.S. federal income tax on its net investment income or net short-term or long-term capital gains distributed (or deemed distributed) to shareholders, provided that, for each taxable year, the
Fund distributes (or is treated as distributing) to its shareholders an amount equal to or exceeding 90% of its
“
investment
company taxable income
”
as that term is defined in the Code (which includes, among other things, dividends, taxable interest and the excess of any net short-term capital gains over net long-term capital losses, as reduced by certain deductible expenses). The Fund intends to distribute all or substantially all of its investment company taxable income and net capital gain each year.
In order for the Fund to qualify as a regulated investment company in any taxable year, the Fund must, among other things, meet certain asset diversification tests and at least 90% of its gross income for such year must be certain types of qualifying income. If the Fund were to fail to meet the income or diversification test described above for any taxable year, the Fund could in some cases cure the failure, including by paying a fund-level tax and, in the case of a diversification test failure, disposing of certain assets. If the Fund were ineligible to cure, or otherwise did not cure, such failure for any year, or were otherwise to fail to qualify as a regulated investment company accorded special tax treatment in any taxable year, it would be subject to U.S. federal income tax, thereby subjecting any income earned by the Fund to tax at the Fund level and, when such income is distributed, to a further tax as dividends at the shareholder level to the extent of the Fund's current or accumulated earnings and profits.
Some of the income and gain the Fund may recognize (such as income and gain from real estate assets received upon foreclosure of a loan held by the Fund) generally does not constitute qualifying income, and whether certain other income and gain that the Fund may recognize constitutes qualifying income is not certain. The Fund's investments therefore may be limited by the Fund's intention to qualify as a regulated investment company and may bear on the
Fund's ability to so qualify.
The Fund may hold certain investments that do not give rise to qualifying income through one or more wholly owned subsidiaries treated as corporations for U.S. federal income tax purposes. Such subsidiaries will be required to pay
U.S. federal income tax on their earnings, which ultimately will reduce the yield on such investments. Depending on the assets held by the subsidiary and other considerations, a subsidiary may qualify and elect to be treated as a real estate investment trust for U.S. federal income tax purposes, in which case such subsidiary generally would not be subject to U.S. federal income tax to the extent such subsidiary timely distributes all its income and gains. The Fund may not invest more than 25% of its total assets in (i) any one subsidiary or (ii) two or more subsidiaries that are treated as being in the same, similar or related trades or businesses for purposes of the diversification tests applicable to regulated investment companies.
Temporary Defensive Positions:
When market conditions make it advisable, the Fund may hold a portion of its assets in cash and short-term interest bearing instruments. Moreover, in periods when, in the opinion of the manager, a temporary defensive position is appropriate, up to 100% of the Fund’s assets may be held in cash, short-term interest bearing instruments and/or any other securities the manager considers consistent with a temporary defensive position.
The Fund may not achieve its investment objective when pursuing a temporary defensive position.
Unsecured Debt Instruments and Subordinated Loans:
Unsecured loans and subordinated loans share the same
credit risks as those discussed under
“
Risk Factors and Special Considerations - Credit (Loans)
”
except that unsecured
loans are not secured by any collateral of the borrower and subordinated loans are not the most senior debt in a borrower’s capital structure. Unsecured loans do not enjoy the security associated with collateralization and may pose a greater risk of nonpayment of interest or loss of principal than do secured loans. The primary additional risk in a subordinated loan is the potential loss in the event of default by the issuer of the loan. Subordinated loans in an insolvency bear an increased share, relative to senior secured lenders, of the ultimate risk that the borrower’s assets are insufficient to meet its obligations to its creditors.
Valuation of Loans:
The Fund values its assets every day the New York Stock Exchange is open for regular trading.
However, because the secondary market for floating rate loans is limited, it may be difficult to value loans, exposing the Fund to the risk that the price at which it sells loans will be less than the price at which they were valued when held by the Fund. Reliable market value quotations may not be readily available for some loans, and determining the fair valuation of such loans may require more research than for securities that trade in a more active secondary market.
In addition, elements of judgment may play a greater role in the valuation of loans than for securities that trade in a
35

RISK FACTORS AND SPECIAL CONSIDERATIONS
(continued)

more developed secondary market because there is less reliable, objective market value data available. If the Fund purchases a relatively large portion of a loan, the limitations of the secondary market may inhibit the Fund from selling a portion of the loan and reducing its exposure to a borrower when the manager deems it advisable to do so. Even if the Fund itself does not own a relatively large portion of a particular loan, the Fund, in combination with other similar accounts under management by the same portfolio managers, may own large portions of loans. The aggregate amount of holdings could create similar risks if and when the portfolio managers decide to sell those loans. These risks could include, for example, the risk that the sale of an initial portion of the loan could be at a price lower than the price at which the loan was valued by the Fund, the risk that the initial sale could adversely impact the price at which additional portions of the loan are sold, and the risk that the foregoing events could warrant a reduced valuation being assigned to the remaining portion of the loan still owned by the Fund.
When-Issued, Delayed Delivery, and Forward Commitment Transactions:
When-issued, delayed delivery, and forward
commitment transactions involve the risk that the security the Fund buys will lose value prior to its delivery. These transactions may result in leverage. The use of leverage may exaggerate any increase or decrease in the net asset value, causing the Fund to be more volatile. The use of leverage may increase expenses and increase the impact of the Fund’s other risks. There also is the risk that the security will not be issued or that the other party will not meet its obligation. If this occurs, the Fund loses both the investment opportunity for the assets it set aside to pay for the security and any gain in the security’s price.
36

CLASSES OF SHARES

Choosing a Share Class
When choosing between classes of Common Shares, you should carefully consider: (1) how long you plan to hold shares of the Fund; (2) the amount of your investment; (3) the expenses you will pay for each class, including ongoing annual expenses along with the initial sales charge or the EWC; and (4) whether you qualify for any sales charge discounts. Please review the disclosure about all of the available share classes carefully. Before investing, you should discuss with your financial intermediary which share class may be right for you.
The tables below summarize the features of the classes of shares available through this Prospectus. Fund charges may vary so you should review the Fund's fee table as well as the section entitled
“
Sales Charges
”
in this Prospectus.

Class A Common Shares
Initial Sales Charge	Up to 2.50% (reduced for purchases of $100,000 or more and eliminated for purchases of $500,000 or more)
Early Withdrawal Charge	None (except that a charge of 1.00% applies to certain repurchases by the Fund made within 12 months of purchase)
Distribution and/or Shareholder Services (12b-1) Fees	0.25% annually
Purchase Maximum	None
Minimum Initial Purchase/Minimum Account Size	$1,000 ($250 for IRAs)/$1,000 ($250 for IRAs)
Minimum Subsequent Purchases	None (At least $100/month for Pre-Authorized Investment Plan)
Conversion	None

Class C Common Shares
Initial Sales Charge	None
Early Withdrawal Charge	1.00% on shares sold within one year of purchase
Distribution and/or Shareholder Services (12b-1) Fees	0.75% annually
Purchase Maximum	$1,000,000
Minimum Initial Purchase/Minimum Account Size	$1,000 ($250 for IRAs)/$1,000 ($250 for IRAs)
Minimum Subsequent Purchases	None (At least $100/month for Pre-Authorized Investment Plan)
Conversion	Automatic conversion to Class A Common Shares at net asset value (without the imposition of a sales charge) after 8 years

Class I Common Shares
Initial Sales Charge	None
Early Withdrawal Charge	None
Distribution and/or Shareholder Services (12b-1) Fees	None
Purchase Maximum	None
Minimum Initial Purchase 1 /Minimum Account Size	$250,000/$250,000
Minimum Subsequent Purchases	None (At least $100/month for Pre-Authorized Investment Plan)
Conversion	None

Class W Common Shares
Initial Sales Charge	None
Early Withdrawal Charge	None
Distribution and/or Shareholder Services (12b-1) Fees	None
Purchase Maximum	None
Minimum Initial Purchase/Minimum Account Size	$1,000/$1,000
Minimum Subsequent Purchases	None
Conversion	None
1
There is no minimum investment requirement for: (i) qualified retirement plans or other defined contribution plans and defined benefit plans that invest in the Voya funds through omnibus arrangements; (ii) employees of Voya IM who are eligible to participate in
“
notional
”
bonus programs sponsored by Voya IM; or (iii) (a) investors transacting
37

CLASSES OF SHARES
(continued)

in Class I Common Shares through brokerage platforms that invest in the Voya funds’ Class I Common Shares through omnibus accounts and have agreements with the
Distributor to offer such shares and (b) such brokerage platforms’ omnibus accounts.
The relative impact of the initial sales charge, if applicable, and ongoing annual expenses will depend on the length of time a share is held. Higher distribution fees mean a higher expense ratio, so Class C Common Shares pay correspondingly lower dividends and may have a lower net asset value (
“
NAV
”
) than Class A Common Shares, Class I Common Shares,
or Class W Common Shares.
Because the Fund may not be able to identify an individual investor’s trading activities when investing through omnibus account arrangements, you and/or your financial intermediary are responsible for ensuring that your investment in
Class C Common Shares does not exceed $1,000,000. The Fund cannot ensure that it will identify purchase orders that would cause your investment in Class C Common Shares to exceed the maximum allowed amount. When investing through such arrangements, you and/or your financial intermediary should be diligent in determining that you have selected the appropriate share class for you.
You and/or your financial intermediary should also take care to assure that you are receiving any sales charge reductions or other benefits to which you may be entitled. As an example, as is discussed below, you may be able to reduce a
Class A sales charge payable by aggregating purchases to achieve breakpoint discounts. The Fund uses the net amount invested when determining whether a shareholder has reached the required investment amount in order to be eligible for a breakpoint discount. In order to ensure that you are receiving any applicable sales charge reduction, it may be necessary for you to inform the Fund or your financial intermediary of the existence of other accounts that may be eligible to be aggregated. The SAI discusses specific classes of investors who may be eligible for a reduced sales charge. In addition, investors investing in the Fund through an intermediary should consult Appendix A to this Prospectus, which includes information regarding financial intermediary specific sales charges and related discount policies that apply to purchases through certain specified intermediaries. Before investing you should discuss which share class may be right for you with your financial intermediary.
Distribution and Service (12b-1) Fees
The Fund pays a fee to the Distributor on an ongoing basis as compensation for the services the Distributor provides and the expenses it bears in connection with the sale and distribution of Fund shares (
“
distribution fee
”
) and/or in
connection with personal services rendered to Fund shareholders and the maintenance of shareholder accounts (
“
shareholder
service fee
”
). These payments are made pursuant to a distribution and/or shareholder service plan adopted by the
Fund pursuant to Rule 12b-1 of the 1940 Act (each, a
“
Rule 12b-1 Plan
”
). Because these distribution and shareholder
service fees are paid on an ongoing basis, over time these fees will increase the cost of your investment and may cost you more than paying other types of sales charges.
The table below reflects the maximum annual rates at which the distribution and/or shareholder service fees may be paid under a Rule 12b-1 Plan (calculated as a percentage of the Fund's average daily net assets attributable to the particular class of shares).
“
N/A
”
in the table below means the share class does not pay distribution and/or shareholder service fees.

Fund	Class A	Class C	Class I	Class W
Voya Credit Income Fund	0.25%	0.75%	N/A	N/A
38

SALES CHARGES

The Fund makes available in a clear and prominent format, free of charge, on its website,
(https://individuals.voya.com/product/share-classes-and-expenses), information regarding applicable sales loads, reduced sales charges (
i.e
., breakpoint discounts), sales load waivers, eligibility minimums and purchases of the Fund's Common
Shares. The website includes hyperlinks that facilitate access to the information.
Class A Common Shares
This section includes important information about sales charges and sales charge reduction programs available to investors in the Fund's Class A Common Shares and describes the information or records you may need to provide to the Distributor or your financial intermediary in order to be eligible for sales charge reduction programs.
Unless you are eligible for a waiver, the public offering price you pay when you buy Class A Common Shares is the
NAV of the shares at the time of purchase, plus an initial sales charge. The initial sales charge varies depending on the size of your purchase, as set forth in the following tables. No sales charge is imposed when Class A Common
Shares are issued to you pursuant to the automatic reinvestment of income dividends or capital gains distributions.
For investors investing in Class A Common Shares through a financial intermediary, it is the responsibility of the financial intermediary to ensure that the investor obtains the proper breakpoint discount, if any.
Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Fund shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process.
Class A Common Shares are sold subject to the following sales charge:

Your Investment	As a % of the offering price	As a % of net asset value
Less than $100,000	2.50	2.56
$100,000 - $499,999	2.00	2.04
$500,000 or more 1	N/A	N/A
1
See Early Withdrawal Charge below.
Former Class C Common Shareholders that were converted to Class A Common Shareholders are not subject to sales charges for the life of their account on purchases made directly with the Fund.
Early Withdrawal Charge
Class A Common Shares
There is no front-end sales charge if you purchase Class A Common Shares in an amount of $500,000 or more.
However, the shares will be subject to a 1.00% EWC if they are repurchased by the Fund within 12 months of purchase.
Former Class C Common Shareholders that were converted to Class A Common Shareholders are not subject to an
EWC for the life of their account on purchases made directly with the Fund.
Class C Common Shares
Class C Common Shares are offered at their NAV per share without any initial sales charge. However, you may be charged an EWC on Class C Common Shares that you offer to the Fund for repurchase (and are repurchased) within a certain period of time after you bought them. The amount of the EWC is based on the NAV of the Common Shares at the time of purchase. The EWCs are as follows:
39

SALES CHARGES
(continued)

Class C Common Shares

Sold during	EWC on shares being repurchased
1st year	1.00%
After 1st year	none
To keep your EWC as low as possible, each time you offer your Common Shares for repurchase, the Fund will first repurchase Common Shares in your account that are not subject to an EWC and then will repurchase Common Shares that have the lowest EWC.
Sales Charge Reductions and Waivers
Reduced Sales Charges.
  The sales charge and EWC waiver categories described in this section do not apply to customers purchasing Common Shares of the Fund through any of the financial intermediaries specified in the Appendix A to this
Prospectus (each a
“
Specified Intermediary
”
). In all instances, it is the investor’s responsibility to notify the Fund or the investor’s financial intermediary at the time of purchase of any relationship or other facts qualifying the purchaser for sales charge waivers or discounts.
Different financial intermediaries may apply different sales charge or EWC waivers. Please refer to the Appendix A for the sales charge or EWC waivers that are applicable to each Specified Intermediary.
Investors in the Fund could reduce or eliminate sales charges applicable to the purchase of Class A Common Shares through utilization of the Letter of Intent, Rights of Accumulation, or Combination Privilege. These programs are summarized below and are described in greater detail in the SAI.
•
Letter of Intent
—
lets you purchase shares over a 13 month period and pay the same sales charge as if the shares had all been purchased at once.
•
Rights of Accumulation
—
lets you add the value of shares of any open-end Voya mutual fund (excluding Voya Government
Money Market Fund) you already own to the amount of your next purchase for purposes of calculating the sales charge.
•
Combination Privilege
—
shares held by investors in the Voya mutual funds which impose a contingent deferred sales charge (
“
CDSC
”
) may be combined with Class A Common Shares for a reduced sales charge.
See the Account Application or the SAI for details, or contact your financial intermediary or a Shareholder Services
Representative for more information.
EWC Waivers.
 The EWC for Class A and Class C Common Shares will be waived in the following cases (in determining whether an EWC is applicable, it will be assumed that Common Shares held in the shareholder's account that are not subject to such charge are repurchased first):
•
The EWC on shares will be waived in the case of repurchase following the death or permanent disability of a shareholder. The waiver is available for total or partial repurchases of shares of the Fund owned by an individual or an individual in joint tenancy (with rights of survivorship), but only for those Common Shares held at the time of death or initial determination of permanent disability.
•
The EWC will also be waived in the case of a total or partial repurchase of Common Shares of the Fund in connection with any mandatory distribution from a tax-deferred retirement plan or an individual retirement account
(
“
IRA
”
). The shareholder must have attained the age of 70½ to qualify for the EWC waiver relating to mandatory distributions. This waiver does not apply in the case of a tax-free rollover or transfer of assets, other than one following a separation of service, except that an EWC may be waived in certain circumstances involving repurchases in connection with a distribution from a qualified employer retirement plan in connection with termination of employment or termination of the employer's plan and the transfer to another employer's plan or to an IRA. The shareholder must notify the Transfer Agent either directly or through the Distributor, at the time of repurchase, that the shareholder is entitled to a waiver of the EWC. The EWC Waiver Form included in the New Account
Application must be completed and provided to the Transfer Agent at the time of the repurchase request. The waiver will be granted subject to confirmation of the grounds for the waiver. The foregoing waivers may be changed at any time.
•
Reinvestment of dividends and capital gains distributions.
40

SALES CHARGES
(continued)

•
The EWC which may be imposed on Class A Common Shares purchased in excess of $500,000, may also be waived for registered investment advisors, trust companies and bank trust departments investing on their own behalf or on behalf of their clients. These waivers may be changed at any time.
In addition, the EWC will be waived on the
repurchase
of Common Shares held through an intermediary if the intermediary has entered into an agreement with the Distributor to waive the EWC.
Reinstatement Privilege.
 Shareholders who have had their Class A and Class C Common Shares repurchased within the previous 90 days may purchase Class A and Class C Common Shares at NAV (at the time of reinstatement) in an amount up to the repurchase proceeds. Reinstated Class A and Class C Common Shares will retain their original purchase date for purposes of the EWC. The amount of any EWC also will be reinstated.
To exercise this privilege, a written order for the purchase of new Class A and Class C Common Shares must be received by the transfer agent or be postmarked within 90 days after the date of repurchase pursuant to the repurchase offer. This privilege can be used only once per calendar year. If a loss is incurred on the repurchase and the reinstatement privilege is used, some or all of the loss may not be allowed as a tax deduction.
41

HOW SHARES ARE PRICED

The Fund is open for business every day the New York Stock Exchange (the
“
NYSE
”
) opens for regular trading (each
such day, a
“
Business Day
”
). The NAV per Common Share of each class of the Fund is determined each Business
Day as of the close of the regular trading session (
“
Market Close
”
), as determined by the Consolidated Tape Association
(the
“
CTA
”
), the central distributor of transaction prices for exchange-traded securities (normally 4:00 p.m. Eastern
Time unless otherwise designated by the CTA). The data reflected on the consolidated tape provided by the CTA is generated by various market centers, including all securities exchanges, electronic communications networks, and third-market broker-dealers. The NAV per Common Share of each class of the Fund is calculated by dividing the value of the Fund’s
assets plus all cash and other assets (including accrued expenses but excluding capital and surplus)
attributable to that class of Common Shares by the number of Common Shares outstanding. The NAV per Common
Share is made available for publication. On days when the Fund is closed for business, Fund Common Shares will not be priced and the Fund does not transact purchase and
repurchase
orders. To the extent the Fund’s assets are traded
in other markets on days when the Fund does not price its Common Shares, the value of the Fund’s assets will likely change and you will not be able to purchase or redeem shares of the Fund.
Portfolio holdings for which market quotations are readily available are valued at market value. Investments in open-end registered investment companies that do not trade on an exchange are valued at the end-of-day NAV per share. The prospectuses of the open-end registered investment companies in which the Fund may invest explain the circumstances under which they will use fair value pricing and the effects of using fair value pricing. Foreign (non-U.S.) securities’
prices are converted into U.S. dollar amounts using the applicable exchange rates as of Market Close.
When a market quotation for a portfolio security is not readily available or is deemed unreliable (for example, when trading has been halted or there are unexpected market closures or other material events that would suggest that the market quotation is unreliable) and for purposes of determining the value of other portfolio holdings, the portfolio holding is priced at its fair value. The Board has designated the Investment Adviser, as the valuation designee, to make fair value determinations in good faith. In determining the fair value of the Fund’s portfolio holdings, the Investment
Adviser, pursuant to its fair valuation policy, may consider inputs from pricing service providers, broker-dealers, or the
Fund’s Sub-Adviser(s). Issuer specific events, transaction price, position size, nature and duration of restrictions on disposition of the security, market trends, bid/ask quotes of brokers, and other market data may be reviewed in the course of making a good faith determination of the fair value of a portfolio holding. Because trading hours for certain foreign (non-U.S.) securities end before Market Close, closing market quotations may become unreliable. The prices of foreign (non-U.S.) securities will generally be adjusted based on inputs from a third-party pricing service that are intended to reflect valuation changes through Market Close. Because of the inherent uncertainties of fair valuation, the values used to determine the Fund’s NAV may materially differ from the value received upon actual sale of those investments. Thus, fair valuation may have an unintended dilutive or accretive effect on the value of shareholders’
investments in the Fund.
42

HOW TO BUY SHARES

Customer Identification
To help the government fight the funding of terrorism and money laundering activities, federal law requires all financial institutions to obtain, verify, and record information that identifies each person that opens an account, and to determine whether such person’s name appears on government lists of known or suspected terrorists and terrorist organizations.
What this means for you: the Fund, the Distributor, or a third-party selling you the Fund, must obtain the following information for each person that opens an account:
•
Name;
•
Date of birth (for individuals);
•
Physical residential address (although post office boxes are still permitted for mailing); and
•
Social Security number, taxpayer identification number, or other identifying number.
You may also be asked to show your driver’s license, passport, or other identifying documents in order to verify your identity. In addition, it may be necessary to verify your identity by cross-referencing your identification information with a consumer report or other electronic database. Additional information may be required to open accounts for corporations and other non-natural persons.
Federal law prohibits the Fund, the Distributor, and other financial institutions from opening accounts unless they receive the minimum identifying information listed above. They also may be required to close your account if they are unable to verify your identity within a reasonable time.
The Fund and the Distributor reserve the right to reject any purchase order. Please note that cash, traveler's checks, third-party checks, money orders, and checks drawn on non-U.S. banks (even if payment may be effected through a
U.S. bank) generally will not be accepted. The Fund and the Distributor reserve the right to waive minimum investment amounts. Waiver of the minimum investment amount can increase operating expenses of the Fund. The Fund and the
Distributor reserve the right to liquidate sufficient shares to recover annual transfer agent fees or to close your account and redeem your shares should you fail to maintain your account value minimum.
The Fund reserves the right to suspend the offering of shares.
Class A and Class C Common Shares
Class A and Class C Common Shares may be purchased from certain financial services firms that have sales agreements with Voya Investments Distributor, LLC (
“
Authorized Dealers
”
). Investors may be charged a fee for transactions made
through a broker or agent.
A shareholder’s Class C Common Shares will automatically convert to Class A Common Shares on the second calendar day of the following month in which the 8th anniversary of the issuance of the Class C Common Shares occurs, together with a
pro rata
portion of all Class C Common Shares representing dividends and other distributions paid in additional
Class C Common Shares.
Class I Common Shares
Class I Common Shares may be purchased without a sales charge by: (1) qualified retirement plans such as 401(a),
401(k), or other defined contribution plans and defined benefit plans; (2) 529 college savings plans; (3) insurance companies and foundations investing for their own account; (4) wrap programs offered by broker-dealers and financial institutions; (5) accounts of, or managed by, trust departments; (6) individuals whose accounts are managed by an investment adviser representative; (7) employees of Voya IM who are eligible to participate in
“
notional
”
bonus programs
sponsored by Voya IM; (8) retirement plans affiliated with Voya Financial, Inc.; (9) Voya Financial, Inc. affiliates for purposes of corporate cash management; (10) other registered investment companies; and (11) (a) investors purchasing
Class I shares through brokerage platforms that invest in the Voya funds’ Class I shares through omnibus accounts and have agreements with the Distributor to offer such shares and (b) such brokerage platforms’ omnibus accounts.
An investor transacting in Class I shares on such brokerage platforms may be required to pay a commission and/or other forms of compensation to the broker.
Class W Common Shares
Class W Common Shares may be purchased without a sales charge by: (1) qualified retirement plans such as 401(a),
401(k), or other defined contribution plans and defined benefit plans; (2) insurance companies and foundations investing for their own account; (3) wrap programs offered by broker-dealers and financial institutions; (4) accounts of, or managed
43

HOW TO BUY SHARES
(continued)

by, trust departments; (5) individuals whose accounts are managed by an investment adviser representative; (6) retirement plans affiliated with Voya Financial, Inc.; (7) Voya Financial, Inc. affiliates for purposes of corporate cash management;
and (8) by other Voya mutual funds in the Voya family of funds.
In addition, Class W Common Shares are available to the following persons through direct investment (not through broker-dealers that are not approved by Voya) into a Voya mutual fund or through a Voya approved broker-dealer (currently,
Voya Financial Advisors, Inc.): (1) current and retired officers and directors/trustees of the Voya mutual funds; (2)
current and retired officers, directors, and full-time employees of Voya Investments, LLC, Directed Services LLC; any
Voya mutual fund's sub-adviser; Voya Investments Distributor, LLC; and any of their affiliates; (3) family members of the foregoing persons (defined as current spouse, children, parents, grandparents, grandchildren, uncles, aunts, siblings, nephews, nieces, step-relations, relations at-law, and cousins); (4) any trust, pension, profit-sharing, or other benefit plan for such persons (including family members); (5) discretionary advisory accounts of Voya Investments, LLC, Directed
Services LLC, any Voya mutual fund's sub-adviser, or Voya Investments Distributor, LLC; and (6) qualifying investments made through Voya promotional programs as determined by Voya Investments Distributor, LLC.
Price of Shares
Purchase and exchange orders for Common Shares of the Fund are effected at NAV, determined after the order is received by the Transfer Agent in proper form. A purchase order will be deemed to be in proper form when all of the required steps set forth above have been completed. In the case of an investment by wire, however, the order will be deemed to be in proper form after the telephone notification and the federal funds wire have been received. A shareholder who purchases by wire must submit an application form in a timely fashion. If an order or payment by wire is received after the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time), the shares will not be credited until the next business day.
You will receive a confirmation of each new transaction in your account, which also will show you the number of Fund
Common Shares you own including the number of shares being held in safekeeping by the Transfer Agent for your account. You may rely on these confirmations in lieu of certificates as evidence of your ownership. Certificates representing
Common Shares of the Fund will not be issued unless you request them in writing.
The Fund may, on occasion, suspend the continuous offering of its Common Shares. If this occurs, shareholders will still be permitted to reinvest dividends in additional Common Shares, and qualified plan investors will be permitted to continue making automatic contributions for additional Common Shares.
Pre-Authorized Investment Plan
You may establish a pre-authorized investment plan to purchase Common Shares with automatic bank account debiting.
For further information on pre-authorized investment plans, see the New Account Application or contact a Shareholder
Services Representative at
1-800-992-0180
.
Retirement Plans
The Fund has available prototype qualified retirement plans for corporations and self-employed individuals. The Fund also has available prototype IRA, Roth IRA and Simple IRA plans (for both individuals and employers), Simplified Employee
Pension Plans and Pension and Profit Sharing Plans. BNY Mellon Investment Servicing Trust Company acts as the custodian under these plans. For further information, contact a Shareholder Services Representative at
1-800-992-0180
.
BNY Mellon Investment Servicing Trust Company currently receives a $12 custodial fee annually for the maintenance of each such account.
Make your investment using the purchase minimum guidelines in the following table.
44

HOW TO BUY SHARES
(continued)

Minimum Investments	Class	Initial Purchase	Subsequent Purchases
Non-retirement accounts	A/C/W I 1	$1,000 $250,000	No minimum
Retirement accounts	A/C I 1 W	$250 $250,000 $1,000	No minimum
Pre-authorized investment plan	A/C/W I 1	$1,000 $250,000	At least $100/month
Certain omnibus accounts	A/C	$250	No minimum
1
For Class I Common Shares, there is no minimum initial investment requirement for: (i) qualified retirement plans or other defined contribution plans and defined benefit plans that invest in the Voya funds through omnibus arrangements; (ii) employees of Voya IM who are eligible to participate in
“
notional
”
bonus programs sponsored by Voya IM; or
(iii) (a) investors transacting in Class I Common Shares through brokerage platforms that invest in the Voya funds’ Class I Common Shares through omnibus accounts and have agreements with the Distributor to offer such Common Shares and (b) such brokerage platforms’ omnibus accounts.
Make your investment using the methods outlined in the following table.
If you are a participant in a qualified retirement
plan, you should make purchases through your plan administrator or sponsor, who is responsible for transmitting orders.

Buying Shares	Opening an Account	Adding to an Account
By Contacting Your Financial Intermediary	A financial intermediary with an authorized firm can help you establish and maintain your account.	Contact your financial intermediary.
By Mail	Make your check payable to Voya Investment Management and mail it with a completed Account Application. Please indicate your financial intermediary on the New Account Application.
Fill out the Account Additions form at the
bottom of your account statement and mail it
along with your check payable to Voya
Investment Management to the address on
the account statement. Please write your
account number on the check.

By Wire
Call Shareholder Services at
1-800-992-0180
to obtain an account
number and indicate your financial
intermediary on the account.
Instruct your bank to wire funds to the Fund
in the care of:
Bank of New York Mellon
ABA # 011001234
credit to: BNY Mellon Investment Servicing
(US) Inc. as Agent for Voya mutual funds
A/C #0000733938; for further credit to
Shareholder A/C #

(A/C # you received over the telephone)
Shareholder Name:

(Your Name Here)
After wiring funds you must complete the
Account Application and send it to:
Voya Investment Management
P.O. Box 534480
Pittsburgh, PA 15253-4480
Wire the funds in the same manner described under “ Opening an Account. ”
45

HOW TO BUY SHARES
(continued)

Execution of Purchase Orders
Purchase orders are executed at the next NAV determined after the order is received in proper form by the Transfer
Agent or the Distributor. A purchase order will be deemed to be in proper form when all of the required steps set forth under
“
How to Buy Shares
”
have been completed. If you purchase by wire, however, the order will be deemed to be in proper form after the federal funds wire has been received. If you are opening a new account and you purchase by wire, you must submit an application form prior to Market Close. If an order or payment by wire is received after Market
Close, your order will not be executed until the next NAV is determined. For your transaction to be counted on the day you place your order with your broker-dealer or other financial institution, your broker-dealer or financial institution must receive your order in proper form before Market Close and transmit the order to the Transfer Agent or the Distributor in a timely manner.
You will receive a confirmation of each new transaction in your account, which also will show you the number of shares you own including the number of shares being held in safekeeping by the Transfer Agent for your account. You may rely on these confirmations in lieu of certificates as evidence of your ownership.
46

HOW TO EXCHANGE SHARES

Exchanges Between Shares of the Voya Mutual Funds
You may exchange shares of certain other Voya mutual funds into Common Shares of the Fund. You may also move your investment in the Common Shares of the Fund into certain other Voya mutual funds in conjunction with monthly repurchases made by the Fund. In this case, rather than tendering your shares for cash, you would elect to have the dollar value of those Common Shares accepted for purchases of shares of the other Voya mutual fund.
The total value of shares being exchanged into the Fund must at least equal the minimum investment requirement applicable to the relevant class of Common Shares of the Fund, and the total value of shares being exchanged out of the Fund into other Voya mutual funds must meet the minimum investment requirements of those products, as applicable. The exchange privilege is only available in states where shares of the Fund being acquired may be legally sold.
Early Withdrawal Charge on Exchanges
You are not required to pay an applicable EWC upon an exchange of Common Shares from the Fund to any Voya mutual fund. However, if you exchange and subsequently redeem your shares, the EWC from the Fund (not the CDSC schedule from the fund into which you exchanged your Common Shares) will apply. However, the time period for application of the EWC will be calculated based on the first date you acquired your Common Shares of the Fund so that you get the benefit of the full period of time you owned your Common Shares of the Fund.
Exchanges Between Classes of Shares of the Fund
You may exchange Class C and Class W Common Shares of the Fund for Class I Common Shares of the Fund, or you
may exchange Class A Common Shares and Class I Common Shares of the Fund for any other class of the Fund, if you otherwise meet the eligibility requirements of the class of Common Shares to be received in the exchange, or you may exchange Class C Common Shares of the Fund for Class A Common Shares of the Fund after you have held your Class C Common Shares for 8 years or more, except that: (1) you may not exchange Common Shares that are subject to an EWC until the EWC period has expired, unless the Distributor approves the exchange and determines that no EWC is payable in connection with the exchange; (2) you may not exchange Class A Common Shares for Class
W Common Shares unless you acquired the Class A Common Shares through a Voya approved broker-dealer (currently,
Voya Financial Advisors, Inc.); and (3) you may not exchange Class C Common Shares for Class A Common Shares unless your intermediary has agreed to waive its right to receive the front-end sales charge that otherwise would be applicable to the Class A Common Shares. All exchanges within the Fund are subject to the discretion of the Distributor to permit or reject such exchanges.
Shareholders generally should not recognize gain or loss for U.S. federal income tax purposes for an exchange between classes of shares of the same Fund provided that the transaction is undertaken and processed, with respect to any shareholder, as a direct exchange transaction. Shareholders should consult their tax advisors as to the U.S. federal, state and local and non-U.S. tax consequences of an exchange between classes of shares of the same Fund.
Exchanges between classes of shares within the Fund are not subject to the frequent trading and market timing policies of Voya mutual funds.
Additional Information About Exchanges
Fees and expenses differ among Voya mutual funds and among share classes of the same Fund. Please read the prospectus for the Voya mutual fund and share class you are interested in prior to exchanging into that Voya mutual fund or share class. Contact your financial intermediary or consult your plan documents for additional information.
An exchange of Common Shares of the Fund for shares of another Voya mutual fund is treated as a sale and purchase of shares and may result in the recognition of a gain or loss for U.S. federal, state and local income tax purposes.
For exchanges between Voya mutual funds, you should consult your own tax advisor for advice about the particular
U.S. federal, state and local, and non-U.S. tax consequences to you of such exchange. The total value of shares being exchanged must at least equal the minimum investment requirement of the Voya mutual fund into which they are being exchanged.
In addition to the Fund, the Distributor offers many other funds. Shareholders exercising the exchange privilege with any other Voya mutual fund should carefully review the prospectus of that fund before exchanging their shares. Investors may obtain a copy of a prospectus of any Voya mutual fund not discussed in this Prospectus by calling
1-800-992-0180
or by going to https://individuals.voya.com/product/mutual-fund/prospectuses-reports.
47

HOW TO EXCHANGE SHARES
(continued)

Exchanges between classes of Common Shares of the Fund are not subject to the frequent trading and market timing policies of Voya mutual funds.
48

FREQUENT TRADING - MARKET TIMING

It is possible that frequent, short-term trading activity may occur in the Fund. Because the Fund conducts repurchase offers only monthly, the Fund believes that the potential adverse effects from short-term trading are less significant than in open-end funds, and the Fund does not monitor trading activity of shareholders to attempt to identify market timers.
The Fund believes that market timing or frequent, short-term trading in any account is not in the best interest of the
Fund or its shareholders. Due to the disruptive nature of this activity, it can adversely affect the ability of the Investment
Adviser or Sub-Adviser to invest assets in an orderly, long-term manner. Frequent trading can raise Fund expenses through: increased trading and transaction costs; increased administrative costs; and lost opportunity costs. This, in turn, can have an adverse effect on Fund performance.
It is possible that certain shareholders holding large amounts of shares of the Fund may tender for repurchase all or some of their shares through the normal monthly offers to repurchase made by the Fund. If more shares are tendered for repurchase in any monthly repurchase offer than the Fund offered to repurchase that month, repurchases may be made on a
pro-rata
basis. As a result, shareholders who tender their shares for repurchase may not have their entire tender accepted by the Fund.
49

PAYMENTS TO FINANCIAL INTERMEDIARIES

Voya mutual funds are distributed by the Distributor. The Distributor is a broker-dealer that is licensed to sell securities.
The Distributor generally does not sell directly to the public but sells and markets its products through intermediaries such as other broker-dealers. Each Voya mutual fund also has an investment adviser which is responsible for managing the money invested in each of the mutual funds. Both of these entities or their affiliates (collectively,
“
Voya
”
) may
compensate an intermediary for selling Voya mutual funds.
Persons licensed with the Financial Industry Regulatory Authority (
“
FINRA
”
) as a registered representative (often referred
to as a broker or financial adviser) and associated with a specific broker-dealer may receive compensation from the
Fund for providing services which are primarily intended to result in the sale of Fund shares. The Distributor has an agreement in place with each broker-dealer selling the Fund defining specifically what that broker-dealer will be paid for the sale of a particular Voya mutual fund. The broker-dealer then pays the registered representative who sold you the mutual fund some or all of what they receive from Voya. A registered representative may receive a payment when the sale is made and in some cases, can continue to receive payments while you are invested in the mutual fund. In addition, other entities may receive compensation from the Fund for providing services which are primarily intended to result in the sale of Fund shares, so long as such entities are permitted to receive these fees under applicable rules and regulations.
The Distributor may pay, from its own resources, additional fees to these broker-dealers or other financial institutions including affiliated entities. These additional fees paid to intermediaries may take the following forms: (1) a percentage of that entity’s customer assets invested in Voya mutual funds; (2) a percentage of that entity's gross sales; or (3)
some combination of these payments. Depending on the broker-dealer's satisfaction of the required conditions, these payments may be periodic and may be up to: (1) 0.30% per annum of the value of the Fund's shares held by the broker-dealer’s customers; or (2) 0.30% of the value of the Fund's shares sold by the broker-dealer during a particular period. For example, if that initial investment averages a value of $10,000 over the year, the Distributor could pay a maximum of $30 on those assets. If you invested $10,000, the Distributor could pay a maximum of $30 for that sale.
Voya, out of its own resources and without additional cost to the Fund or its shareholders, may provide additional cash or non-cash compensation to intermediaries selling shares of the Fund, including affiliates of Voya. These amounts would be in addition to the distribution payments made by the Fund under the distribution agreements. Management personnel of Voya may receive additional compensation if the overall amount of investments in funds advised by Voya meets certain target levels or increases over time.
Voya may provide additional cash or non-cash compensation to third parties selling our mutual funds including affiliated companies. This may take the form of cash incentives and non-cash compensation and may include, but is not limited to: cash; merchandise; trips; occasional entertainment; meals or tickets to a sporting event; client appreciation events;
payment for travel expenses (including meals and lodging) to pre-approved training and education seminars; and payment for advertising and sales campaigns. The Distributor may also pay concessions in addition to those described above to broker-dealers so that Voya mutual funds are made available by those broker-dealers for their customers. The Sub-Adviser of the Fund may contribute to non-cash compensation arrangements.
The compensation paid by Voya to a financial intermediary is typically paid continually over time, during the period when the intermediary’s clients hold investments in the Voya mutual funds. The amount of continuing compensation paid by Voya to different financial intermediaries for distribution and/or shareholder services varies. The compensation is typically a percentage of the value of the financial intermediary’s clients’ investments in Voya mutual funds or a per account fee. The variation in compensation may, but will not necessarily, reflect enhanced or additional services provided by the intermediary.
Voya or a Voya mutual fund may pay service fees to intermediaries for administration, recordkeeping, and other shareholder services. Intermediaries receiving these payments may include, among others, brokers, financial planners or advisers, banks, and insurance companies. The Voya mutual funds may reimburse Voya for some or all of the payments made by Voya to intermediaries for these services.
In some cases, a financial intermediary may hold its clients’ mutual fund shares in nominee or street name accounts.
These financial intermediaries may (though they will not necessarily) provide services including, among other things:
processing and mailing trade confirmations; capturing and processing tax data; issuing and mailing dividend checks to shareholders who have selected cash distributions; preparing record date shareholder lists for proxy solicitations;
collecting and posting distributions to shareholder accounts; and establishing and maintaining systematic withdrawals and automated investment plans and shareholder account registrations.
50

PAYMENTS TO FINANCIAL INTERMEDIARIES
(continued)

The top firms Voya paid to sell its mutual funds as of the last calendar year are:
Ameriprise Financial Services, LLC; Broadridge Business Process Outsourcing, LLC; Cetera Financial Holdings, Inc.;
Charles Schwab & Co. Inc.; Charles Schwab Trust Bank; Directed Services LLC; Fidelity Brokerage Services, LLC; LPL
Financial, LLC; Merrill Lynch, Pierce, Fenner & Smith Inc.; Mid Atlantic Clearing & Settlement Corporation, Inc.; Morgan
Stanley; New York Life Insurance & Annuity Corp; Osaic, Inc.; Pershing, LLC; Raymond James & Associates, Inc.; ReliaStar
Life Insurance Company of New York; Security Life of Denver Insurance Company; Standard Insurance Company; UBS
Financial Services, Inc.; Venerable Insurance & Annuity Company; Voya Financial Advisers, Inc.; Voya Retirement Insurance
and Annuity Company; Voya Services Company; and Wells Fargo Clearing Services, LLC.
Your registered representative or broker-dealer could have a financial interest in selling you a particular mutual fund, or the mutual funds of a particular company, to increase the compensation they receive. Please make sure you read fully each mutual fund prospectus and discuss any questions you have with your registered representative.
51

ACCOUNT POLICIES

Telephone Orders
Neither the Fund nor the transfer agent will be responsible for the authenticity of phone instructions or losses, if any, resulting from unauthorized shareholder transactions if they reasonably believe that such instructions were genuine.
The Fund and the transfer agent have established reasonable procedures to confirm that instructions communicated by telephone are genuine. These procedures include recording telephone instructions for exchanges and expedited repurchase
, requiring the caller to give certain specific identifying information, and providing written confirmation to shareholders of record not later than 5 days following any such telephone transactions. If the Fund or the transfer agent does not employ these procedures, they may be liable for any losses due to unauthorized or fraudulent telephone instructions.
Small Accounts
Due to the relatively high cost of handling small investments, the Fund reserves the right, upon 30 days’ prior written notice, to
repurchase
at NAV  (less any applicable deferred sales charge), the shares of any shareholder whose account
(except for IRAs) has a total value that is less than the Fund's minimum. Before the Fund redeems such shares and sends the proceeds to the shareholder, it will notify the shareholder that the value of the shares in the account is less than the minimum amount allowed and will allow the shareholder 30 days to make an additional investment in an amount that will increase the value of the account to the minimum before the repurchase
is processed. Your account
will not be closed if its drop in value is due to Fund performance.
Account Access
Unless your Fund Common Shares are held through a third-party fiduciary or in an omnibus registration at your bank or brokerage firm, you will be able to access your account information over the Internet at
https://individuals.voya.com/product/mutual-fund/prospectuses-reports or via telephone by calling
1-800-992-0180
.
Should you wish to speak with a Shareholder Services Representative, you may call the toll-free number listed above.
Privacy Policy
The Fund has adopted a policy concerning investor privacy. To review the privacy policy, contact a Shareholder Services
Representative at
1-800-992-0180
, obtain a policy over the Internet at
https://individuals.voya.com/product/mutual-fund/prospectuses-reports, or see the privacy promise that accompanies any prospectus obtained by mail.
Householding
To reduce expenses, we may mail only one copy of the Fund's Prospectus and each annual and semi-annual shareholder report to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents, please call a Shareholder Services Representative at
1-800-992-0180
or speak to your investment professional. We
will begin sending you individual copies 30 days after receiving your request.
52

REPURCHASE OFFERS

Repurchase Offers
Common Shares are not listed on any securities exchange and it is not anticipated that a secondary market for Common
Shares will develop. As a fundamental policy, which may not be changed without shareholder approval, the Fund offers shareholders the opportunity to redeem their Common Shares on a monthly basis. The time and dates by which repurchase offers must be received in good order (
“
Repurchase Request Deadline
”
) are 4:00 p.m. Eastern Time on the 10th
business day of each month.
The Fund is required to offer to repurchase not less than 5% of its outstanding Common Shares with each Repurchase
Offer and under normal market conditions, the Board expects to authorize a 5% offer. The Fund may not offer to repurchase more than 25% of its outstanding Common Shares during any calendar quarter. The repurchase price will be the Fund's NAV determined on the repurchase pricing date, which will be a date not more than 14 calendar days following the Repurchase Request Deadline (
“
Repurchase Offer Amount
”
). Payment for all Common Shares repurchased
pursuant to these offers will be made not later than 5 business days or 7 calendar days (whichever period is shorter)
after the repurchase pricing date (
“
Repurchase Payment Deadline
”
). Under normal circumstances, it is expected that
the repurchase pricing date will be the Repurchase Request Deadline and that the repurchase price will be the Fund's
NAV determined after close of business on the Repurchase Request Deadline. Payment for Common Shares tendered will normally be made on the first business day following the repurchase pricing date and, in every case, at least five business days before sending notification of the next monthly repurchase offer. If the tendered shares have been purchased immediately prior to the tender, the Fund will not release repurchase proceeds until payment for the tendered shares has settled. During the period the offer to repurchase is open, shareholders may obtain the current NAV by calling
1-800-992-0180
.
At least 7 and no more than 14 days prior to the Repurchase Request Deadline, the Fund will send notice to each shareholder setting forth: (i) the number of Common Shares the Fund will repurchase; (ii) the Repurchase Request
Deadline and other terms of the offer to repurchase; and (iii) the procedures for shareholders to follow to request a repurchase. Shareholders and financial intermediaries must submit repurchase requests in good order by the Repurchase
Request Deadline. The Repurchase Request Deadline will be strictly observed. Shareholders and financial intermediaries failing to submit repurchase requests in good order by such deadline will be unable to liquidate Common Shares until a subsequent repurchase offer.
If more Common Shares are tendered for repurchase than the Fund has offered to repurchase, the Board may, but is not obligated to, increase the number of Common Shares to be repurchased by up to 2% of the Fund's Common
Shares outstanding per quarter, subject to the 25% limitation on the repurchase of the Fund's outstanding Common
Shares during any calendar quarter. If there are still more Common Shares tendered than are offered for repurchase,
Common Shares will be repurchased on a
pro-rata
basis. However, the Fund may determine to alter the
pro-rata
allocation
and the Fund may accept all Common Shares tendered by persons who own, in the aggregate, fewer than 100 Common
Shares and who tender all of their Common Shares, before prorating shares tendered by others.
Because of the foregoing, shareholders may be unable to liquidate all, or a given percentage, of their Common Shares and some shareholders may tender more Common Shares than they wish to have repurchased in order to ensure repurchase of at least a specific number of shares. Shareholders may withdraw Common Shares tendered for repurchase at any time prior to the Repurchase Request Deadline.
The Fund does not presently intend to deduct any repurchase fees, other than any applicable EWC, from the repurchase amount. However, in the future, the Board may determine to charge a repurchase fee payable to the Fund, to reasonably compensate it for its expenses directly related to the repurchase. These fees could be used to compensate the Fund for, among other things, its costs incurred in disposing of securities or in borrowing in order to make payment for repurchased shares. Any repurchase fees will never exceed 2% of the proceeds of the repurchase. If you ask the Fund to repurchase a sufficient number of Common Shares to provide you with proceeds of a specific dollar amount, and if some or all of those Common Shares are subject to EWCs, then (assuming your request is not subject to pro-ration)
the Fund will repurchase a sufficient number of Common Shares to pay the net proceeds you have requested and enough additional Common Shares to pay the applicable EWC. It should be noted that the Board may implement repurchase fees without a shareholder vote.
Repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund's portfolio to be fully invested, which may reduce returns. Moreover, diminution in the size of the Fund's portfolio through repurchases without offsetting new sales, may result in untimely sales of portfolio securities and a higher expense ratio, and may limit the ability of the Fund to participate in new investment opportunities. Repurchases resulting in portfolio turnover
53

REPURCHASE OFFERS
(continued)

will result in additional expenses being borne by the Fund. The Fund may also sell portfolio securities to meet repurchase obligations which, in certain circumstances, may adversely affect the market for Senior Loans and reduce the Fund's value. Notwithstanding the foregoing, it is the Investment Adviser's or Sub-Adviser's intention to fund repurchases with the proceeds of borrowings whenever practical. Use of the borrowing facility entails certain risks and costs. See
“
Repurchase Offers - Liquidity Requirements.
”
See
“
Tax Matters
”
for a general summary for U.S. shareholders. Investors should rely on their own tax adviser for advice about the particular U.S. federal, state and local tax consequences of investing in the Fund and participating in the Fund's repurchase offer program.
Suspension or Postponement of a Repurchase Offer
The Fund may suspend or postpone a repurchase offer only: (i) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under the Code; (ii) for any period during which the NYSE or any market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (iii) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (iv) for such other periods as the SEC may by order permit for the protection of shareholders of the Fund.
Liquidity Requirements
From the time that the notification is sent to shareholders until the Repurchase Payment Deadline, the Fund will ensure that a percentage of its net assets equal to at least 100% of the Repurchase Offer Amount consists of assets: (i)
that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the investment within the time period between the Repurchase Request Deadline and the Repurchase Payment
Deadline; or (ii) that mature by the Repurchase Payment Deadline.
The Board has adopted procedures that are reasonably designed to ensure that the Fund's assets are sufficiently liquid so that the Fund can comply with the repurchase policy and the liquidity requirements described in the previous paragraph.
The Fund intends to finance repurchase offers with cash on hand, cash raised through borrowings, or the liquidation of portfolio securities. There is some risk that the need to sell Senior Loans to fund repurchase offers may affect the market for those Senior Loans. In turn, this could diminish the Fund's NAV.
Redemption of Senior Securities
In order to permit the Fund to repurchase Common Shares, the borrowing or other indebtedness issued by the Fund, as well as the terms of any Preferred Shares, must either mature by the next Repurchase Request Deadline or provide for their redemption, call or repayment by the next Repurchase Request Deadline without penalty or premium. Although the Fund ordinarily does not expect to redeem any senior security, including Preferred Shares, it may be required to redeem such securities if, for example, the Fund does not meet an asset coverage ratio required by law or correct a failure to meet a rating agency guideline in a timely manner.
54

INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS

The business and affairs of the Fund, including supervision of the duties performed by the Fund's Investment Adviser and Sub-Adviser, are managed under the direction of the Board. The names and business addresses of the Trustees and Officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under
“
Management of the Fund
”
in the SAI.
Investment Adviser
Voya Investments, an Arizona limited liability company, is registered with the SEC as an investment adviser. Voya Investments serves as the investment adviser to, and has overall responsibility for the management of, the Fund. Voya Investments oversees all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including, but not limited to, the following: custodial, transfer agency, dividend disbursing, accounting, auditing, compliance, and related services.
Voya Investments began business as an investment adviser in 1994 and currently serves as investment adviser to certain registered investment companies, consisting of open- and closed-end registered investment companies and collateralized loan obligations. Voya Investments is an indirect subsidiary of Voya Financial, Inc. Voya Financial, Inc.
is a U.S.-based financial institution whose subsidiaries operate in the retirement, investment, and insurance industries.
Voya Investments' principal business address is 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona
85258.
Management Fee
The Investment Adviser bears the expenses of providing the services described above. The Investment Adviser currently receives from the Fund an annual fee of 0.80% of the Fund’s Managed Assets.
The Investment Adviser is responsible for all of its own costs, including costs of its personnel required to carry out its duties.
For information regarding the basis for the Board’s approval of the investment advisory and investment sub-advisory relationships, please refer to the Fund’s annual shareholder report which covers the one-year period ended February
28, 2026.
Sub-Adviser
The Investment Adviser has engaged a sub-adviser to provide the day-to-day management of the Fund's portfolio.
The
sub-adviser is an affiliate of the Investment Adviser. The Investment Adviser is responsible for monitoring the investment program and performance of the sub-adviser. Under the terms of the sub-advisory agreement, the agreement can be terminated by either the Investment Adviser or the Board. In the event the sub-advisory agreement is terminated, the sub-adviser may be replaced subject to any regulatory requirements or the Investment Adviser may assume day-to-day investment management of the Fund.
Voya Investment Management Co. LLC
Voya IM, a Delaware limited liability company, was founded in 1972 and is registered with the SEC as an investment adviser. Voya IM has acted as an investment adviser or sub-adviser to mutual funds since 1994 and has managed institutional accounts since 1972. Voya IM is an indirect subsidiary of Voya Financial, Inc. and is an affiliate of the
Investment Adviser. Voya IM's principal business address is 200 Park Avenue, New York, New York 10166.
The Sub-Adviser currently receives an annual fee, paid by the Investment Adviser, of 0.36% of the Fund’s Managed
Assets.
Portfolio Management
. The following individuals are jointly responsible for the day-to-day management of the Fund's portfolio.

Portfolio Managers	Sub-Adviser	Fund	Professional Experience
Sean Banai, CFA	Voya IM	Voya Credit Income Fund
Mr. Banai, Portfolio Manager and head of portfolio
management for the fixed-income platform, joined
Voya IM in 1999. Previously, he was a senior
portfolio manager and head of quantitative research
for proprietary fixed-income. Prior to that, Mr. Banai
was a partner in a private sector company.

55

INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS
(continued)

Portfolio Managers	Sub-Adviser	Fund	Professional Experience
Rajen Jadav, CFA	Voya IM	Voya Credit Income Fund
Mr. Jadav, Portfolio Manager, joined Voya IM in
2019. Prior to joining Voya IM, he was a senior
product specialist at Allianz Global Investors where
he was responsible for covering and supporting
sales and distribution of the global fixed income
team’s product offering in North America. Prior to
that, Mr. Jadav was a portfolio manager at
AllianceBernstein where he held various positions
managing US multi-sector, US TIPS, stable value,
global multi-sector and municipal money market
portfolios.

Anuranjan Sharma	Voya IM	Voya Credit Income Fund
Mr. Sharma, Portfolio Manager and macro strategist
at Voya IM, previously was a senior research analyst
at Oppenheimer Funds, where he was responsible
for emerging market and macro overlay for their
multisector fund and worked on international debt
and emerging local funds. Prior to that, Mr. Sharma
held roles at Voya IM in asset allocation and fixed
income where he focused on global rates, foreign
exchange, and business cycle analysis for
developed and emerging markets.

Vinlay Viralam, CFA	Voya IM	Voya Credit Income Fund
Mr. Viralam, Portfolio Manager, is a senior vice
president and portfolio manager for the fixed
income team at Voya IM. Prior to joining Voya IM, he
worked at Goldman Sachs Asset Management for
11 years, focused on cross-sector research and
portfolio management.

Additional Information Regarding the Portfolio Managers
The SAI provides additional information about each portfolio manager’s compensation, other accounts managed by each portfolio manager, and the securities each portfolio manager owns in the Fund(s) the portfolio manager manages.
The Transfer Agent, Dividend Disbursing Agent, and Registrar
BNY Mellon Investment Servicing (US) Inc. (
“
Transfer Agent
”
) serves as the transfer agent, dividend disbursing agent,
and registrar for the Common Shares of the Fund. Its principal office is located at 301 Bellevue Parkway, Wilmington,
Delaware 19809.
The Custodian
The Fund's securities and cash are held and maintained under a Custody Agreement with The Bank of New York Mellon
(
“
Custodian
”
). Its principal office is located at 225 Liberty Street, New York, New York 10286.
The Distributor
Voya Investments Distributor, LLC (the
“
Distributor
”
), a Delaware limited liability company, is the principal underwriter and distributor of the Fund. The Distributor is an indirect subsidiary of Voya Financial, Inc. and is an affiliate of the
Investment Adviser. The Distributor’s principal office is located at 7337 East Doubletree Ranch Road, Suite 100,
Scottsdale, Arizona 85258. See
“
Principal Underwriter
”
in the SAI.
The Distributor is a member of FINRA. To obtain information about FINRA member firms and their associated persons, you may contact FINRA at www.finra.org or the Public Disclosure Hotline at 800-289-9999.
Contractual Arrangements
The Fund has contractual arrangements with various service providers, which may include, among others, investment advisers, distributors, custodians and fund accounting agents, shareholder service providers, and transfer agents, who provide services to the Fund. Shareholders are not parties to, or intended (
“
third-party
”
) beneficiaries of, any of
56

INVESTMENT MANAGEMENT AND OTHER SERVICE PROVIDERS
(continued)

those contractual arrangements, and those contractual arrangements are not intended to create in any individual shareholder or group of shareholders any right to enforce them against the service providers or to seek any remedy under them against the service providers, either directly or on behalf of the Fund. This paragraph is not intended to limit any rights granted to shareholders under federal or state securities laws.
57

DIVIDENDS AND DISTRIBUTIONS

Distribution Policy
Income dividends on Common Shares are calculated and declared daily and paid monthly under guidelines approved by the Board. The Fund may make one or more annual payments from any realized capital gains.
Dividend Reinvestment
Unless you instruct the Fund to pay you dividends in cash, dividends and distributions paid by the Fund will be reinvested in additional shares of the Fund.
You may, upon written request or by completing the appropriate section of the Account
Application, elect to have all dividends and other distributions paid on Common Shares of the Fund invested in another
Voya mutual fund that offers the same class of shares.
Plan of Distribution
The Fund has entered into a distribution agreement with the Distributor (
“
Distribution Agreement
”
). Subject to the
terms and conditions of the Distribution Agreement, the Fund may issue and sell Common Shares of the Fund from time to time through certain broker-dealers which have entered into dealer agreements with the Distributor. The Common
Shares will be offered on a continuous basis and may be purchased at NAV.
In connection with the sale of Class A Common Shares, the Distributor will reallow to broker-dealers participating in the offering from the sales charge depending on the amount of the sale as follows: 2.50% for amounts less than
$100,000; and 2.00% for amounts of $100,000 to $499,999. For purchases of Class A Common Shares that are subject to a 1.00% EWC, the Distributor may compensate broker-dealers participating in the offering at the rate of
1.00% for amounts of $500,000 or more.
The Distributor will compensate broker-dealers participating in the offering at a rate of 1.00% of the gross sales price per share for Class C Common Shares purchased from the Fund by such broker-dealer.
Settlements of sales of Common Shares will occur on the third business day following the date on which any such sales are made. Unless otherwise indicated in a prospectus supplement, the Distributor will act as underwriter on a reasonable efforts basis.
In addition, the Distributor will compensate broker-dealers participating in the offering on a quarterly basis at rates that are based on the average daily net assets of shares that are registered in the name of such broker-dealer as nominee or held in a shareholder account that designates such broker-dealer as the dealer of record. The rates, on an annual basis, are as follows: 0.25% for Class A and 0.50% for Class C Common Shares. Rights to these ongoing payments generally begin accruing in the 13th month following a purchase of Class A or Class C Common Shares, although the Distributor may, in its discretion, make payments prior to the 13th month.
Use of Proceeds
It is expected that 100% of the net proceeds of Common Shares issued pursuant to the offering will be invested in securities consistent with the Fund's investment objective and policies within three months. Pending investments, the proceeds will be used to pay down the Fund's outstanding borrowings under any credit facilities or to fund redemptions.
See
“
Investment Objective and Policies - Policy on Borrowing.
”
58

DESCRIPTION OF THE FUND

The Fund is a Delaware statutory trust organized on December 14, 2000 and is registered with the SEC as a continuously-offered, diversified, closed-end management investment company that makes monthly repurchase offers for its Common Shares, subject to certain conditions. The business and affairs of the Fund, including supervision of the duties performed by the Fund's Investment Adviser and Sub-Adviser are managed under the direction of its Board.
The names and business addresses of the Trustees and Officers of the Fund and their principal occupations and other affiliations during the past five years are set forth under
“
Management of the Fund
”
in the SAI. The Trustees
are experienced executives who oversee the Fund's activities, review contractual arrangements with companies that provide services to the Fund, and review the Fund's performance.
The Fund's Agreement and Declaration of Trust (
“
Declaration of Trust
”
) authorizes the issuance of an unlimited number
of shares of beneficial interest classified as Common Shares, and an unlimited number of shares of beneficial interest classified as Preferred Shares.
Under Delaware law, Fund shareholders are entitled to the same limitation of personal liability extended to stockholders of private corporations organized under the general corporation law of Delaware. As an added protection, the Fund's
Declaration of Trust disclaims shareholder liability for acts or obligations of the Fund. The Fund's Declaration of Trust provides for indemnification out of the Fund's property for all losses and expenses of any shareholder held liable on account of being or having been a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund would be unable to meet its obligations wherein the complaining party was held not to be bound by the disclaimer.
The Fund will send unaudited reports at least semi-annually and audited financial statements annually to all of its shareholders.
The Declaration of Trust provides that obligations of the Fund are not binding upon Trustees individually but only upon the property of the Fund. It also provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against any liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.
The Fund is responsible for paying all of the expenses of its operations, including, without limitation, the management fee payable and extraordinary expenses, such as litigation expenses.
Dividends, Voting and Liquidation Rights
Each Common Share of the Fund has one vote and shares equally in dividends and distributions, when and if, declared by the Fund, and in the Fund's net assets upon liquidation.
 Matters such as approval of new advisory agreements
and changes in a fundamental policy of the Fund require the affirmative vote of all shareholders. Matters affecting a certain class of the Fund will be voted on by shareholders of that particular class.
All Common Shares, when issued, are fully paid and are non-assessable by the Fund.
There are no preemptive or
conversion rights applicable to any of the Common Shares.
 Common Shares do not have cumulative voting rights and,
as such, holders of more than 50% of the Common Shares voting for trustees representing the holder of Common
Shares can elect all trustees representing the holders of Common Shares and the remaining shareholders would not be able to elect any such trustees.
In the event Preferred Shares are outstanding, holders of Preferred Shares, voting as a separate class, are entitled to elect: (i) two trustees of the Fund at all times; and (ii) a majority of the trustees if, at any time, dividends on Preferred
Shares are unpaid in an amount equal to two years' dividends thereon, and to continue to be so represented until all dividends in arrears have been paid or otherwise provided for. In all other cases, trustees will be elected by holders of Common Shares voting separately as a single class.
Subject to the voting rights described above, the Fund may not, among other things, without the approval of the holders of a majority of the outstanding Preferred Shares voting as a separate class, approve any plan of reorganization adversely affecting Preferred Shares. In addition, the Fund may not, without the affirmative vote of the holders of at least a majority of the outstanding Preferred Shares voting as a separate class: (i) authorize, create, or issue additional Preferred
Shares or classes or series of Preferred Shares ranking prior to or on a parity with Preferred Shares with respect to the payment of dividends or the distribution of assets upon liquidation; (ii) amend, alter, or repeal the provisions of
59

DESCRIPTION OF THE FUND
(continued)

the Declaration of Trust, the Bylaws of the Fund or any Certificate of Designation, whether by merger, consolidation or otherwise, so as to materially affect any preference, right or power of such Preferred Shares or the holders thereof;
or (iii) change or adjust any investment restrictions of the Fund that are designated as fundamental in the Prospectus or SAI.
When the Fund has any Preferred Shares outstanding, the Fund may not pay any dividend or distribution (other than a dividend or distribution paid in shares of a series of, or in options, warrants, or rights to subscribe for or purchase,
Common Shares) in respect of Common Shares or call for redemption, redeem, purchase or otherwise acquire for consideration any Common Shares (except by conversion into or exchange for shares of the Fund ranking junior to the Preferred Shares as to the payment of dividends and the distribution of assets upon liquidation), unless: (i) it has paid all cumulative dividends on Preferred Shares; (ii) it has redeemed any Preferred Shares that it has called for mandatory redemption; and (iii) after paying the dividend, the Fund meets asset coverage requirements set forth in the Declaration of Trust or any Certificate of Designation.
Status of Shares
The following table sets forth information about the Fund's outstanding Common Shares as of June 5, 2026:

Title of Class	Number Authorized	Number Held By the Fund or for its Own Account	Number Outstanding
Class A Common Shares	Unlimited	0	8,690,827.28
Class C Common Shares	Unlimited	0	190,950.57
Class I Common Shares	Unlimited	0	518,686.57
Class W Common Shares	Unlimited	0	255,974.57
Fundamental and Non-Fundamental Investment Policies of the Fund
The investment objective of the Fund, certain policies of the Fund specified herein as fundamental, and the investment restrictions of the Fund described in the SAI are fundamental policies of the Fund and may not be changed without a majority vote of the shareholders of the Fund. The term majority vote means the affirmative vote of: (i) more than 50%
of the outstanding shares of the Fund; or (ii) 67% or more of the shares present at a meeting if more than 50% of the outstanding shares of the Fund are represented at the meeting in person or by proxy, whichever is less. All other policies of the Fund may be modified by resolution of the Board.
60

DESCRIPTION OF THE CAPITAL STRUCTURE

Common Shares
The Fund's Declaration of Trust authorizes the issuance of an unlimited number of Common Shares of beneficial interest, with par value of $0.01 per share.
All Common Shares have equal rights to the payment of dividends and the distribution of assets upon liquidation.
 Common Shares will, when issued, be fully paid and non-assessable and will have no pre-emptive or conversion rights or rights to cumulative voting.
Whenever Preferred Shares are outstanding, holders of Common Shares will not be entitled to receive any distributions from the Fund, unless at the time of such declaration: (i) all accrued dividends on Preferred Shares or accrued interest on borrowings have been paid; and (ii) the value of the Fund's total assets (determined after deducting the amount of such dividend or other distribution), less all liabilities and indebtedness of the Fund not represented by senior securities, is at least 300% of the aggregate amount of such securities representing indebtedness and at least 200%
of the aggregate amount of securities representing indebtedness plus the aggregate liquidation value of the outstanding
Preferred Shares. In addition to the requirements of the 1940 Act, the Fund would be required to comply with other asset coverage requirements as a condition of the Fund obtaining a rating of the Preferred Shares from a rating agency.
These requirements include asset coverage tests more stringent than under the 1940 Act. See
“
Description of the
Capital Structure - Preferred Shares.
”
Borrowings
The Fund's Declaration of Trust authorizes the Fund, without the prior approval of holders of Common Shares, to borrow money. In this connection, the Fund may issue notes or other evidence of indebtedness (including bank borrowings or commercial paper) and may secure any such borrowings by mortgaging, pledging, or otherwise granting a security interest in the Fund's assets. See
“
Risk Factors and Special Considerations.
”
Preferred Shares
The Fund's Declaration of Trust authorizes the issuance of an unlimited number of shares of a class of beneficial interest with preference rights, including Preferred Shares as may be authorized from time to time by the Trustees, in one or more series, with rights as determined by the Board, by action of the Board without the approval of the holders of Common Shares or other series of outstanding Preferred Shares. The Preferred Shares will have such preferences, voting powers, terms of redemption, if any, and special or relative rights or privileges (including conversion rights, if any) as the Board may determine and would be set forth in the Fund's Certificate of Designation establishing the terms of the Preferred Shares.
Any decision to offer Preferred Shares is subject to market conditions and to the Board and the Investment Adviser's or Sub-Adviser's continuing belief that leveraging the Fund's capital structure through the issuance of Preferred Shares is likely to achieve the benefits to the Common Shares described in this Prospectus for long-term investors. The terms of the Preferred Shares will be determined by the Board in consultation with the Investment Adviser or Sub-Adviser
(subject to applicable law and the Fund's Declaration of Trust) if and when it authorizes a Preferred Shares offering.
It is expected, at least initially, that the Preferred Shares would likely pay cumulative dividends at rates determined over relatively shorter-term periods (such as 7 days) and would provide for the periodic redetermination of the dividend rate through an auction or remarketing procedure.  The preference on distribution, preference on liquidation, voting rights, and redemption provisions of the Preferred Shares will likely be as stated below.
Under the 1940 Act, the Fund may issue Preferred Shares so long as immediately after any issuance of Preferred
Shares the value of the Fund's total assets (less all Fund liabilities and indebtedness that is not senior indebtedness)
is at least twice the amount of the Fund's senior indebtedness plus the involuntary liquidation preference of all outstanding shares. In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Common Shares unless the liquidation value of the Preferred Shares is less than one-half of the value of the Fund's total net assets
(determined after deducting the amount of such dividend or distribution) immediately after the distribution.
The Preferred Shares would have complete priority over the Common Shares as to distribution of assets.
In the event
of any voluntary or involuntary liquidation, dissolution, or winding up of the affairs of the Fund, holders of Preferred
Shares would be entitled to receive a preferential liquidating distribution (expected to equal the original purchase price per share plus accumulated and unpaid dividends thereon, whether or not earned or declared) before any distribution of assets is made to holders of Common Shares.
61

TAX MATTERS

The following information is meant as a general summary for U.S. shareholders. Additionally, the following assumes that the Fund's shares will be capital assets in the hands of a shareholder. Please see the SAI for additional information.
The Investment Adviser is not obligated to consider the tax consequences related to its management of the Fund’s investments or other activities. It is possible that the actions taken by the Fund or the Investment Adviser on the
Fund’s behalf could be disadvantageous to shareholders that hold shares through a taxable account. However, such actions likely will have no tax effect to shareholders that invest through a tax-advantaged account. Investors should rely on their own tax adviser for advice about the particular U.S., federal, state, and local tax consequences to them of investing in the Fund.
Distributions.
The Fund will distribute all or substantially all of its net investment income and net capital gain (
i.e.
, the
excess of net long-term capital gains over net short-term capital losses, in each case determined with reference to any loss carryforwards), if any, to its shareholders each year. Although the Fund will not be taxed on amounts it distributes, most shareholders will be taxed on amounts they receive. A particular distribution generally will be taxable as either ordinary income or long-term capital gain. It generally does not matter how long a shareholder has held the Fund's
Common Shares or whether the shareholder elects to receive distributions in cash or reinvest them in additional Common
Shares. For example, if the Fund properly reports a particular distribution as a capital gain dividend, it will be taxable to a shareholder at his or her long-term capital gains rate.
Dividends from the Fund are not expected to be eligible for the reduced rate of tax that may apply to distributions attributable to certain qualifying dividends on corporate stocks. Distributions attributable to non-qualifying dividends, interest income, other types of ordinary income, and short-term capital gains will be taxed at the ordinary income tax rate applicable to the shareholder.
Dividends declared by the Fund and payable to shareholders of record in October, November, or December and paid during the following January will be treated as having been received by shareholders in the year the distributions were declared.
Each shareholder will receive an annual statement summarizing the shareholder's dividend and capital gains distributions.
Sales, Redemptions and Exchanges.
There may be tax consequences to a shareholder if the shareholder sells the
Fund's Common Shares. If, pursuant to an offer by the Fund to repurchase its Common Shares, a shareholder tenders all Common Shares of the Fund that he or she owns or is considered to own, the shareholder may realize a taxable gain or loss. This gain or loss will be treated as capital gain or loss if the Fund’s Common Shares are held as capital assets and will be long-term or short-term, generally depending on how long the shareholder has held those Common
Shares. If a shareholder exchanges shares, the shareholder may be treated as if he or she sold them. Any capital loss incurred on the sale or exchange of Fund shares held for six months or less will be treated as long-term loss to the extent of capital gain dividends received with respect to such shares. Additionally, any loss realized on a sale, repurchase, or exchange of shares of the Fund may be disallowed under
“
wash sale
”
rules to the extent the shares
disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, including pursuant to a dividend reinvestment plan. If disallowed, the loss will be reflected as an adjustment to the tax basis of the shares acquired. You are responsible for any tax liabilities generated by your transactions.
If, pursuant to an offer by the Fund to repurchase its Common Shares, a shareholder tenders fewer than all of the
Common Shares of the Fund that he or she owns or is considered to own, the redemption may not qualify as a sale or exchange, and the proceeds received may be treated as a dividend, return of capital or capital gain, depending on the Fund's earnings and profits and the shareholder's basis in the tendered Common Shares. If that occurs, there is a risk that non-tendering shareholders may be considered to have received a deemed distribution as a result of the
Fund's purchase of tendered Common Shares, and all or a portion of that deemed distribution may be taxable as a dividend.
Tax Status of the Fund
. The Fund intends to qualify and be eligible for treatment each year as a regulated investment company. A regulated investment company generally is not subject to tax at the fund level on income and gains from investments that are timely distributed to its shareholders. However, the Fund’s failure to qualify as a regulated investment company would result in fund level taxation and therefore, a reduction in income available for distribution.
62

TAX MATTERS
(continued)

Net Investment Income Tax.
An additional 3.8% Medicare tax is imposed on certain net investment income (including ordinary dividends and capital gain distributions received from the Fund and net gains from repurchases or other taxable dispositions of Fund shares) of U.S. individuals, estates and trusts to the extent their income exceeds certain threshold amounts.
Backup Withholding.
The Fund generally is required to withhold U.S. federal income tax on all taxable distributions payable to a shareholder if the shareholder fails to provide the Fund with his or her correct taxpayer identification number or to make required certifications, or if the shareholder has been notified by the Internal Revenue Service
(
“
IRS
”
) that he or she is subject to backup withholding. Backup withholding is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder's
U.S. federal income tax liability.
Tax-Advantaged Accounts.
If a shareholder invests through a tax-advantaged account such as a qualified retirement plan, the shareholder generally will not have to pay tax on dividends or gains from the disposition of Fund shares, at least until they are distributed from the account. These accounts are subject to complex tax rules and shareholders should consult a tax adviser about investing through a tax-advantaged account.
Buying a Dividend.
Fund distributions are taxable to shareholders even if they are paid from income or gains earned by the Fund before a shareholder's investment in the Fund (and thus were included in the price the shareholder paid for his or her Shares). Such distributions are likely to occur in respect of Shares purchased at a time when the Fund's
NAV reflects income or gains that are either unrealized or realized but not distributed.
Foreign Shareholders.
Foreign shareholders invested in the Fund should consult with their tax advisors as to if and how the U.S. federal income tax law and its withholding requirements apply to them. Generally, the Fund will withhold
30% (or lower applicable treaty rate) on distributions to foreign shareholders.
Foreign Taxes.
Investment income and proceeds received by the Fund from sources within foreign countries may be subject to foreign withholding or other taxes. The United States has entered into tax treaties with many foreign countries which may entitle the Fund to a reduced rate of such taxes or an exemption from taxes on such income or proceeds.
It is impossible to determine the effective rate of foreign tax for the Fund in advance since the amount of the assets to be invested within various countries is not known.
Cost Basis Reporting.
The IRS requires mutual fund companies and brokers to report on Form 1099-B the cost basis on the disposition of Fund shares acquired on or after January 1, 2012 (
“
covered shares
”
). If you acquire and hold
shares directly through the Fund and not through a financial intermediary, the Fund will use an average cost single category methodology for tracking and reporting your cost basis on covered shares, unless you request, in writing, another cost basis reporting methodology.
63

MORE INFORMATION ABOUT THE FUND

Legal Matters
The validity of the Common Shares offered hereby will be passed upon for the Fund by Ropes & Gray LLP, Prudential
Tower, 800 Boylston Street, Boston, Massachusetts 02199-3600, counsel to the Fund.
Independent Registered Public Accounting Firm
Ernst
& Young LLP
serves as the independent registered public accounting firm for the Fund. The principal address of
Ernst
&
Young LLP is 200 Clarendon Street
, Boston
,
Massachusetts 02116
.
64

APPENDIX A

Financial Intermediary Specific Sales Charge Waiver and Related Discount Policy
Information
As described in the Prospectus, Class A Common Shares may be subject to an initial sales charge and an EWC and
Class C Common Shares may be subject to an EWC. Certain financial intermediaries may impose different initial sales charges or waive the initial sales charge or EWC in certain circumstances. This Appendix details the variations in sales charge waivers by financial intermediary. You should consult your financial representative for assistance in determining whether you may qualify for a particular sales charge waiver.
AMERIPRISE FINANCIAL
Front-End Sales Charge Reductions on Class A Common Shares Purchased Through Ameriprise Financial
Shareholders purchasing Class A Common Shares of the Fund through an Ameriprise Financial platform or account are eligible only for the following sales charge reductions, which may differ from those disclosed elsewhere in this
Prospectus or the SAI. Such shareholders can reduce their initial sales charge on the purchase of Class A Common
Shares as follows:
•
Transaction size breakpoints, as described in this Prospectus or the SAI.
•
Rights of accumulation (ROA), as described in this Prospectus or the SAI.
•
Letter of intent, as described in this Prospectus or the SAI.
Front-End Sales Charge Waivers on Class A Common Shares Purchased Through Ameriprise Financial
Shareholders purchasing Class A Common Shares of the Fund through an Ameriprise Financial platform or account are eligible only for the following front-end sales charge waivers, which may differ from those disclosed elsewhere in this Prospectus or the SAI: Such shareholders may purchase Class A Common Shares at NAV without payment of a front-end sales charge as follows:
•
Common Shares purchased by employer-sponsored retirement plans (e.g., 401(k) plans, 457 plans, employer-sponsored
403(b) plans, profit sharing and money purchase pension plans and defined benefit plans). For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, Simple IRAs or SAR-SEPs.
•
Common Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing Common Shares of the same Fund (but not any other fund within the same fund family).
•
Common Shares exchanged from Class C Common Shares of the same fund in the month of or following the
7-year anniversary of the purchase date. To the extent that this Prospectus elsewhere provides for a waiver with respect to such Common Shares following a shorter holding period, that waiver will apply to exchanges following such shorter period. To the extent that this Prospectus elsewhere provides for a waiver with respect to the exchanges of Class C Common Shares for load waived Common Shares, that waiver will also apply to such exchanges.
•
Common Shares purchased by employees and registered representatives of Ameriprise Financial or its affiliates and their immediate family members.
•
Common Shares purchased by or through qualified accounts (including IRAs, Coverdell Education Savings Accounts,
401(k)s, 403(b) TSCAs subject to ERISA and defined benefit plans) that are held by a covered family member, defined as an Ameriprise Financial advisor and/or the advisor’s spouse, advisor’s lineal ascendant (mother, father, grandmother, grandfather, great grandmother, great grandfather), advisor’s lineal descendant (son, step-son, daughter, step-daughter, grandson, granddaughter, great grandson, great granddaughter) or any spouse of a covered family member who is a lineal descendant.
•
Common Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed Common Shares were subject to a front-end or deferred sales load (
i.e.
Rights of
Reinstatement).
CDSC Waivers on Class A and C Common Shares Purchased Through Ameriprise Financial
Fund Common Shares purchased through an Ameriprise Financial platform or account are eligible only for the following
CDSC waivers, which may differ from those disclosed elsewhere in this Prospectus or the SAI:
65

APPENDIX A
(continued)

•
Redemptions due to death or disability of the shareholder.
•
Common Shares sold as part of a systematic withdrawal plan as described in this Prospectus or the SAI.
•
Redemptions made in connection with a return of excess contributions from an IRA account.
•
Common Shares purchased through a Right of Reinstatement (as defined above).
•
Redemptions made as part of a required minimum distribution for IRA and retirement accounts pursuant to the
Internal Revenue Code.
ROBERT W. BAIRD & CO. INC. (
“
BAIRD
”
)
Shareholders purchasing Fund common shares through a Baird platform or account will only be eligible for the following sales charge waivers (front-end sales charge waivers and CDSC waivers) and discounts, which may differ from those disclosed elsewhere in this Prospectus or the SAI.
Front-End Sales Charge Waivers on Class A Common Shares Available at Baird
•
Common Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing common shares of the same Fund.
•
Common Shares purchased by employees and registered representatives of Baird or its affiliates and their family members as designated by Baird.
•
Common Shares purchased within 90 days following a redemption from a Voya fund, provided; (1) the redemption and purchase occur within the purchaser’s Baird household; and (2) the redeemed common shares were subject to a front-end or deferred sales charge (known as Rights of Reinstatement).
•
A shareholder in the Fund’s Class C Common Shares will have their common shares converted at net asset value to Class A Common Shares of the same Fund if the Common Shares are no longer subject to CDSC and the conversion is in line with the policies and procedures of Baird.
•
Employer-sponsored retirement plans or charitable accounts in a transactional brokerage account at Baird, including
401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans. For purposes of this provision, employer-sponsored retirement plans do not include
SEP IRAs, Simple IRAs or SAR-SEPs.
CDSC Waivers on Class A and C Common Shares Available at Baird
•
Common Shares sold due to death or disability of the shareholder.
•
Common Shares sold as part of a systematic withdrawal plan as described in the Fund’s Prospectus.
•
Common Shares bought due to returns of excess contributions from an IRA Account.
•
Common Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching the qualified age based on applicable IRS regulations as described in this Prospectus.
•
Common Shares sold to pay Baird fees but only if the transaction is initiated by Baird.
•
Common Shares acquired through a right of reinstatement.
Front-End Sales Charge Discounts Available at Baird: Breakpoints and/or Rights of Accumulations (
“
ROA
”
)
•
Breakpoints as described in this Prospectus.
•
ROA which entitles shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of Voya assets held by accounts within the purchaser’s household at Baird. Eligible Voya assets not held at Baird may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets.
•
Letters of Intent (
“
LOI
”
) allow for breakpoint discounts based on anticipated purchases of fund shares through
Baird, over a 13-month period of time.
D.A. DAVIDSON & CO. (
“
D.A. DAVIDSON
”
)
66

APPENDIX A
(continued)

Shareholders purchasing Fund shares, including existing Fund shareholders, through a D.A. Davidson &. Co. (
“
D.A.
Davidson
”
) platform or account, or through an introducing broker-dealer or independent registered investment advisor for which D.A. Davidson provides trade execution, clearance, and/or custody services, will be eligible for the following sales charge waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Prospectus or the Fund’s SAI.
Front-End Sales Charge Waivers on Class A Common Shares available at D.A. Davidson
•
Shares purchased within the same fund family through a systematic reinvestment of capital gains and dividend distributions.
•
Employees and registered representatives of D.A. Davidson or its affiliates and their family members as designated by D.A. Davidson.
•
Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales charge (known as Rights of Reinstatement).
•
A shareholder in the Fund’s Class C Common Shares will have their shares converted at net asset value to
Class A Common Shares (or the appropriate share class) of the Fund after 6 years from the date of first purchase of the Class C Common Shares and if the shares are no longer subject to a EWC and the conversion is consistent with D.A. Davidson’s policies and procedures.
EWC Waivers on Class A and Class C Common Shares available at D.A. Davidson
•
Death or disability of the shareholder.
•
Common Shares sold as part of a systematic withdrawal plan as described in the Fund’s prospectus.
•
Return of excess contributions from an IRA account.
•
Common Shares sold as part of a required minimum distribution for IRA or other qualifying retirement accounts pursuant to the Code.
•
Common Shares acquired through a right of reinstatement.
Front-end sales charge discounts available at D.A. Davidson: breakpoints, rights of accumulation and/or letters of intent
•
Breakpoints as described in this Prospectus.
•
Rights of accumulation which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at D.A.
Davidson. Eligible fund family assets not held at D.A. Davidson may be included in the calculation of rights of accumulation only if the shareholder notifies his or her financial advisor about such assets.
•
Letters of intent which allow for breakpoint discounts based on anticipated purchases within a fund family, over a 13-month time period. Eligible fund family assets not held at D.A. Davidson may be included in the calculation of letters of intent only if the shareholder notifies his or her financial advisor about such assets.
EDWARD D. JONES & CO., L.P. (
“
EDWARD JONES
”
)
Policies Regarding Transactions Through Edward Jones
The following information has been provided by Edward Jones:
The following information supersedes prior information with respect to transactions and positions held in Fund Common
Shares through an Edward Jones system. Clients of Edward Jones (also referred to as
“
shareholders
”
) purchasing
Fund Common Shares on the Edward Jones commission and fee-based platforms are eligible only for the following sales charge discounts (also referred to as
“
breakpoints
”
) and waivers, which can differ from discounts and waivers
described elsewhere in this Prospectus or the SAI or through another broker-dealer. In all instances, it is the shareholder's responsibility to inform Edward Jones at the time of purchase of any relationship, holdings of Voya funds and Voya
529 Plans or other facts qualifying the purchaser for discounts or waivers. Edward Jones can ask for documentation of such circumstance. Shareholders should contact Edward Jones if they have questions regarding their eligibility for these discounts and waivers.
Breakpoints
67

APPENDIX A
(continued)

•
Breakpoint pricing, otherwise known as volume pricing, will be at dollar thresholds as described in this Prospectus.
Rights of Accumulation (
“
ROA
”
)
•
The applicable sales charge on a purchase of Class A Common Shares is determined by taking into account all share classes (except certain money market funds and any assets held in group retirement plans) of the
Voya funds and Voya 529 Plans held by the shareholder or in an account grouped by Edward Jones with other accounts for the purpose of providing certain pricing considerations (
“
pricing groups
”
). If grouping assets as a
shareholder, this includes all share classes held on the Edward Jones platform and/or held on another platform.
The inclusion of eligible fund family assets in the ROA calculation is dependent on the shareholder notifying
Edward Jones of such assets at the time of calculation. Money market funds are included only if such shares were sold with a sales charge at the time of purchase or acquired in exchange for shares purchased with a sales charge.
•
The employer maintaining a SEP IRA plan and/or SIMPLE IRA plan may elect to establish or change ROA for the
IRA accounts associated with the plan to a plan-level grouping as opposed to including all share classes at a shareholder or pricing group level.
•
ROA is determined by calculating the higher of cost minus redemptions or market value (current shares x NAV).
Letter of Intent (
“
LOI
”
)
•
Through a LOI, shareholders can receive the sales charge and breakpoint discounts for purchases shareholders intend to make over a 13-month period from the date Edward Jones receives the LOI. The LOI is determined by calculating the higher of cost or market value of qualifying holdings at LOI initiation in combination with the value that the shareholder intends to buy over a 13-month period to calculate the front-end sales charge and any breakpoint discounts. Each purchase the shareholder makes during that 13-month period will receive the sales charge and breakpoint discount that applies to the total amount. The inclusion of eligible fund family assets in the LOI calculation is dependent on the shareholder notifying Edward Jones of such assets at the time of calculation. Purchases made before the LOI is received by Edward Jones are not adjusted under the LOI and will not reduce the sales charge previously paid. Sales charges will be adjusted if LOI is not met.
•
If the employer maintaining a SEP IRA plan and/or SIMPLE IRA plan has elected to establish or change ROA for the IRA accounts associated with the plan to a plan-level grouping, LOIs will also be at the plan-level and may only be established by the employer.
Sales Charge Waivers
Sales charges are waived for the following shareholders and in the following situations:
•
Associates of Edward Jones and its affiliates and other accounts in the same pricing group (as determined by
Edward Jones under its policies and procedures) as the associate. This waiver will continue for the remainder of the associate's life if the associate retires from Edward Jones in good-standing and remains in good standing pursuant to Edward Jones' policies and procedures.
•
Common Shares purchased in an Edward Jones fee-based program.
•
Common Shares purchased through reinvestment of capital gains distributions and dividend reinvestment.
•
Common Shares purchased from the proceeds of redeemed Common Shares of the same fund family so long as the following conditions are met: the proceeds are from the sale of Common Shares within 60 days of the purchase, and the sale and purchase are made from a share class that charges a front-end sales charge (
“
Right
of Reinstatement
”
). The Right of Reinstatement excludes systematic or automatic transactions including, but not limited to, purchases made through payroll deductions. In addition, one of the following conditions must be met:
○
The redemption and repurchase occur in the same account.
○
The redemption proceeds are used to process an: IRA contribution, excess contributions, conversion, recharacterizing of contributions, or distribution, and the repurchase is done in an account within the same Edward Jones grouping for ROA.
68

APPENDIX A
(continued)

•
Common Shares exchanged into Class A Common Shares from another share class so long as the exchange is into the same fund and was initiated at the discretion of Edward Jones. Edward Jones is responsible for any remaining EWC due to the fund company, if applicable. Any future purchases are subject to the applicable sales charge as disclosed in the prospectus.
•
Exchanges from Class C Common Shares to Class A Common Shares of the same fund, generally, in the 84th month following the anniversary of the purchase date or earlier at the discretion of Edward Jones.
•
Purchases of Class 529-A Common Shares through a rollover from either another education savings plan or a security used for qualified distributions.
•
Purchases of Class 529 Common Shares made for recontribution of refunded amounts.
Early Withdrawal Charge (
“
EWC
”
) Waivers
If the shareholder purchases Common Shares that are subject to an EWC and those Common Shares are redeemed before the EWC is expired, the shareholder is responsible to pay the EWC except in the following conditions:
•
The death or disability of the shareholder
•
Systematic withdrawals with up to 10% per year of the account value
•
Return of excess contributions from an Individual Retirement Account (IRA)
•
Common Shares sold as part of a required minimum distribution for IRA and retirement accounts if the redemption is taken in or after the year the shareholder reaches qualified age based on applicable IRS regulations
•
Common Shares redeemed to pay Edward Jones fees or costs in such cases where the transaction is initiated by Edward Jones
•
Common Shares exchanged in an Edward Jones fee-based program
•
Common Shares acquired through NAV reinstatement
•
Common Shares redeemed at the discretion of Edward Jones for Minimum Balances, as described below.
Other Important Information Regarding Transactions Through Edward Jones
Minimum Purchase Amounts
•
Initial purchase minimum: $250
•
Subsequent purchase minimum: none
Minimum Balances
•
Edward Jones has the right to redeem at its discretion fund holdings with a balance of $250 or less. The following are examples of accounts that are not included in this policy:
○
A fee-based account held on an Edward Jones platform
○
A 529 account held on an Edward Jones platform
○
An account with an active systematic investment plan or LOI
Exchanging Share Classes
•
At any time it deems necessary, Edward Jones has the authority to exchange at NAV a shareholder's holdings in the Fund to Class A Common Shares of the same fund.
E*TRADE FRONT-END SALES CHARGE WAIVER
Shareholders purchasing Fund shares through an E*TRADE brokerage account will be eligible for a waiver of the front-end sales charge with respect to Class A Common Shares (or the equivalent). This includes shares purchased through the reinvestment of dividends and capital gains distributions.
JANNEY MONTGOMERY SCOTT LLC
Shareholders purchasing Fund Common Shares through a Janney Montgomery Scott LLC (
“
Janney
”
) account will be
eligible only for the following load waivers (front-end sales charge waivers and early withdrawal charge (
“
EWC
”
), or
back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in the Fund’s Prospectus or SAI.
69

APPENDIX A
(continued)

EWC waivers on Class A Common Shares available at Janney
•
Common Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the Fund (but not any other fund within the fund family).
•
Common Shares purchased by employees and registered representatives of Janney or its affiliates and their family members as designated by Janney.
•
Common Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within ninety (90) days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (
i.e.,
right of
reinstatement).
•
Class C Common Shares that are no longer subject to a contingent deferred sales charge and are converted to Class A Common Shares of the Fund pursuant to Janney’s policies and procedures.
Sales charge waivers on Class A and C Common Shares available at Janney
•
Common Shares sold upon the death or disability of the shareholder.
•
Common Shares sold as part of a systematic withdrawal plan as described in the Fund’s Prospectus.
•
Common Shares purchased in connection with a return of excess contributions from an IRA account.
•
Common Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching age 70½ as described in the Fund’s Prospectus.
•
Common Shares sold to pay Janney fees but only if the transaction is initiated by Janney.
•
Common Shares acquired through a right of reinstatement.
Front-end load discounts available at Janney: breakpoints, and/or rights of accumulation
•
Breakpoints as described in the Fund’s Prospectus.
•
Rights of accumulation (
“
ROA
”
), which entitle shareholders to breakpoint discounts, will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at
Janney. Eligible fund family assets not held at Janney may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets.
J.P. MORGAN SECURITIES LLC
If you purchase or hold fund shares through an applicable J.P. Morgan Securities LLC brokerage account, you will be eligible for the following sales charge waivers (front-end sales charge waivers and contingent deferred sales charge
(
“
CDSC
”
), or back-end sales charge, waivers), share class conversion policy and discounts, which may differ from those disclosed elsewhere in this fund’s prospectus or Statement of Additional Information.
Front-end sales charge waivers on Class A Common Shares available at J.P. Morgan Securities LLC
•
Shares exchanged from Class C (
i.e
. level-load) Common Shares that are no longer subject to a CDSC and are exchanged into Class A Common Shares of the same fund pursuant to J.P. Morgan Securities LLC’s share class exchange policy.
•
Qualified employer-sponsored defined contribution and defined benefit retirement plans, nonqualified deferred compensation plans, other employee benefit plans and trusts used to fund those plans.  For purposes of this provision, such plans do not include SEP IRAs, SIMPLE IRAs, SAR-SEPs or 501(c)(3) accounts.
•
Shares of funds purchased through J.P. Morgan Securities LLC Self-Directed Investing accounts.
•
Shares purchased through rights of reinstatement.
•
Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family).
•
Shares purchased by employees and registered representatives of J.P. Morgan Securities LLC or its affiliates and their spouse or financial dependent as defined by J.P. Morgan Securities LLC.
Class C to Class A Common Shares conversion
70

APPENDIX A
(continued)

•
A shareholder in the fund’s Class C Common Shares will have their shares converted to Class A Common Shares
(or the appropriate share class) of the same fund if the shares are no longer subject to a CDSC and the conversion is consistent with J.P. Morgan Securities LLC’s policies and procedures.
CDSC waivers on Class A and C Common Shares available at J.P. Morgan Securities LLC
•
Shares sold upon the death or disability of the shareholder.
•
Shares sold as part of a systematic withdrawal plan as described in the fund’s prospectus.
•
Shares purchased in connection with a return of excess contributions from an IRA account.
•
Shares sold as part of a required minimum distribution for IRA and retirement accounts pursuant to the Internal
Revenue Code.
•
Shares acquired through a right of reinstatement.
Front-end load discounts available at J.P. Morgan Securities LLC: breakpoints, rights of accumulation & letters of intent
•
Breakpoints as described in the prospectus.
•
Rights of Accumulation (
“
ROA
”
) which entitle shareholders to breakpoint discounts as described in the fund’s prospectus will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at J.P. Morgan Securities LLC. Eligible fund family assets not held at J.P. Morgan
Securities LLC (including 529 program holdings, where applicable) may be included in the ROA calculation only if the shareholder notifies their financial advisor about such assets.
•
Letters of Intent (
“
LOI
”
) which allow for breakpoint discounts based on anticipated purchases within a fund family, through J.P. Morgan Securities LLC, over a 13-month period of time (if applicable).
MERRILL LYNCH (
“
Merrill
”
)
Purchases or sales of front-end (
i.e
. Class A) or level-load (
i.e
., Class C) mutual fund shares through a Merrill platform
or account will be eligible only for the following sales load waivers (front-end, contingent deferred, or back-end waivers)
and discounts, which differ from those disclosed elsewhere in this Fund’s Prospectus. Purchasers will have to buy mutual fund shares directly from the mutual fund company or through another intermediary to be eligible for waivers or discounts not listed below.
It is the shareholder’s responsibility to notify Merrill at the time of purchase or sale of any relationship or other facts that qualify the transaction for a waiver or discount. A Merrill representative may ask for reasonable documentation of such facts and Merrill may condition the granting of a waiver or discount on the timely receipt of such documentation.
Additional information on waivers and discounts is available in the Merrill Sales Load Waiver and Discounts Supplement
(the
“
Merrill SLWD Supplement
”
) and in the Mutual Fund Investing at Merrill pamphlet at ml.com/funds. Shareholders are encouraged to review these documents and speak with their financial advisor to determine whether a transaction is eligible for a waiver or discount.
Front-End Sales Charge Waivers on Class A Common Shares Available at Merrill
•
Employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans provided that the Common Shares are not held in a commission-based brokerage account and Common Shares are held for the benefit of the plan. For purposes of this provision, employer-sponsored retirement plans do not include Simplified Employee Pension IRAs (
“
SEP IRA
”
), Simple IRAs,
SAR-SEPs or Keogh plans.
•
Common Shares purchased through a Merrill investment advisory program.
•
Brokerage class Common Shares exchanged from advisory class Common Shares due to the holdings moving from a Merrill investment advisory program to a Merrill brokerage account.
•
Common Shares of Funds purchased through the Merrill Edge Self-Directed platform.
•
Common Shares purchased through the systematic reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same mutual fund in the same account.
•
Common Shares exchanged from level-load shares to front-end sales charge Common Shares of the same Fund in accordance with the description in the Merrill SLWD Supplement.
71

APPENDIX A
(continued)

•
Common Shares purchased by eligible employees of Merrill or its affiliates and their family members who purchase
Common Shares in accounts within the employee’s Merrill Household (as defined in the Merrill SLWD Supplement).
•
Trustees of the Fund, and employees of the Investment Adviser or any of its affiliates, as described in this
Prospectus.
•
Common Shares purchased from the proceeds of the Fund’s redemption in front-end sales charge Common
Shares provided: (1) the repurchase is in a mutual fund within the same fund family; (2) the repurchase occurs within 90 calendar days from the redemption trade date, and (3) the redemption and purchase occur in the same account (known as Rights of Reinstatement). Automated transactions (
i.e
. systematic purchases and withdrawals)
and purchases made after Common Shares are automatically sold to pay Merrill’s account maintenance fees are not eligible for Rights of Reinstatement.
CDSC Waivers on Class A and Class C Common Shares Available at Merrill
•
Common Shares sold due to shareholder’s death or disability (as defined by Internal Revenue Code Section
22e(3)).
•
Common Shares sold pursuant to a systematic withdrawal program subject to Merrill’s maximum systematic withdrawal limits as described in the Merrill SLWD Supplement.
•
Common Shares sold due to return of excess contributions from an IRA account.
•
Common Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the investor reaching the qualified age based on applicable IRS regulation.
•
Front-end or level-load Common Shares held in commission-based, non-taxable retirement brokerage accounts
(
e.g
. traditional, Roth, rollover, SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans) that are transferred to fee-based accounts or platforms and exchanged for a lower cost share class of the same Fund.
Front-End Load Discounts Available at Merrill: Breakpoints, ROA & LOI
•
Breakpoints as described in this Prospectus, where the sales charge is at or below the maximum sales charge that Merrill permits to be assessed to a front-end load purchase, as described in the Merrill SLWD Supplement.
•
ROA, as described in the Merrill SLWD Supplement, which entitle shareholders to breakpoint discounts based on the aggregated holdings of mutual fund family assets held in accounts in their Merrill Household. Effective
May 1, 2026, assets not held at Merrill will no longer be included in the ROA calculation.
•
LOI: which allow for breakpoint discounts on eligible new purchases based on anticipated future eligible purchases within a fund family at Merrill, in accounts within your Merrill Household, as further described in the Merrill
SLWD Supplement. Effective May 1, 2026, Merrill will no longer accept new LOIs.
MORGAN STANLEY WEALTH MANAGEMENT
Shareholders purchasing Fund shares through a Morgan Stanley Wealth Management transactional brokerage account will be eligible only for the following front-end sales charge waivers with respect to Class A Common Shares, which may differ from and may be more limited than those disclosed elsewhere in this Fund’s Prospectus or SAI.
Front-end Sales Charge Waivers on Class A Common Shares available at Morgan Stanley Wealth Management
•
Employer-sponsored retirement plans (
e.g.
, 401(k) plans, 457 plans, employer-sponsored 403(b) plans, profit sharing and money purchase pension plans and defined benefit plans). For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, Simple IRAs, SAR-SEPs or Keogh plans
•
Morgan Stanley employee and employee-related accounts according to Morgan Stanley’s account linking rules
•
Common Shares purchased through reinvestment of dividends and capital gains distributions when purchasing
Common Shares of the same fund
•
Common Shares purchased through a Morgan Stanley self-directed brokerage account
•
Class C Common Shares (
i.e.
, level-load) shares that are no longer subject to an EWC and are converted to
Class A Common Shares of the same fund pursuant to Morgan Stanley Wealth Management’s share class conversion program – Common Shares purchased from the proceeds of redemptions within the same fund family, provided
(i) the repurchase occurs within 90 days following the redemption, (ii) the redemption and purchase occur in the same account, and (iii) redeemed shares were subject to a frontend or deferred sales charge.
72

APPENDIX A
(continued)

OPPENHEIMER & CO. (
“
OPCO
”
)
Shareholders purchasing Fund shares through an OPCO platform or account are eligible only for the following load waivers (front-end sales charge waivers and early withdrawal, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this Fund's Prospectus or SAI.
Front-end Sales Load Waivers on Class A Common Shares available at OPCO
•
Employer-sponsored retirement, deferred compensation and employee benefit plans (including health savings accounts) and trusts used to fund those plans, provided that the shares are not held in a commission-based brokerage account and shares are held for the benefit of the plan.
•
Common Shares purchased through an OPCO affiliated investment advisory program.
•
Common Shares purchased through reinvestment of capital gains distributions and dividend reinvestment when purchasing shares of the same fund (but not any other fund within the fund family).
•
Common Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same amount, and (3) redeemed shares were subject to a front-end or deferred sales load (known as
“
Rights of Restatement
”
).
•
A shareholder in the Fund’s Class C Common Shares will have their shares converted at net asset value to
Class A Common Shares (or the appropriate share class) of the Fund after 5 years from the date of first purchase of the Class C Common Shares and if the shares are no longer subject to an EWC and the conversion is in line with the policies and procedures of OPCO.
•
Employees and registered representatives of OPCO or its affiliates and their family members.
•
Directors or Trustees of the Fund, and employees of the Fund’s investment adviser or any of its affiliates, as described in the Fund’s Prospectus.
EWC Waivers on Class A and C Common Shares available at OPCO
•
Death or disability of the shareholder
•
Common Shares sold as part of a systematic withdrawal plan as described in the Fund's prospectus
•
Return of excess contributions from an IRA Account
•
Common Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching age 70½ as described in the Fund’s Prospectus
•
Common Shares sold to pay OPCO fees but only if the transaction is initiated by OPCO
•
Common Shares acquired through a right of reinstatement
Front-end load Discounts Available at OPCO: Breakpoints, Rights of Accumulation & Letters of Intent
•
Breakpoints as described in the Fund’s Prospectus.
•
Rights of Accumulation (
“
ROA
”
) which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser's household at
OPCO. Eligible fund family assets not held at OPCO may be included in the ROA calculation only if the shareholder notifies his or her financial advisor about such assets
RAYMOND JAMES & ASSOCIATES, INC., RAYMOND JAMES FINANCIAL SERVICES, INC. and each entity’s affiliates (
“
RAYMOND
JAMES
”
)
Shareholders purchasing fund shares through a Raymond James platform or account, or through an introducing broker-dealer or independent registered investment adviser for which Raymond James provides trade execution, clearance, and/or custody services, will be eligible only for the following load waivers (front-end sales charge waivers and contingent deferred, or back-end, sales charge waivers) and discounts, which may differ from those disclosed elsewhere in this
Fund’s Prospectus or SAI.
Front-end sales load waivers on Class A Common Shares available at Raymond James
•
Common Shares purchased in an investment advisory program.
73

APPENDIX A
(continued)

•
Common Shares purchased within the same fund family through a systematic reinvestment of capital gains and dividend distributions.
•
Employees and registered representatives of Raymond James or its affiliates and their family members as designated by Raymond James.
•
Common Shares purchased from the proceeds of redemptions within the same fund family, provided (1) the repurchase occurs within 90 days following the redemption, (2) the redemption and purchase occur in the same account, and (3) redeemed shares were subject to a front-end or deferred sales load (known as Rights of Reinstatement).
•
A shareholder in the Fund’s Class C Common Shares will have their shares converted at net asset value to
Class A Common Shares (or the appropriate share class) of the Fund if the shares are no longer subject to an
EWC and the conversion is in line with the policies and procedures of Raymond James.
EWC Waivers on Classes A and C Common Shares available at Raymond James
•
Death or disability of the shareholder.
•
Common Shares sold as part of a systematic withdrawal plan as described in the Fund’s Prospectus.
•
Return of excess contributions from an IRA Account.
•
Common Shares sold as part of a required minimum distribution for IRA and retirement accounts due to the shareholder reaching age 70½ as described in the Fund’s Prospectus.
•
Common Shares sold to pay Raymond James fees but only if the transaction is initiated by Raymond James.
•
Common Shares acquired through a right of reinstatement.
Front-end load discounts available at Raymond James: breakpoints, rights of accumulation, and/or letters of intent
•
Breakpoints as described in this Prospectus.
•
Rights of accumulation which entitle shareholders to breakpoint discounts will be automatically calculated based on the aggregated holding of fund family assets held by accounts within the purchaser’s household at Raymond
James. Eligible fund family assets not held at Raymond James may be included in the calculation of rights of accumulation calculation only if the shareholder notifies his or her financial advisor about such assets.
•
Letters of intent which allow for breakpoint discounts based on anticipated purchases within a fund family, over a 13-month time period. Eligible fund family assets not held at Raymond James may be included in the calculation of letters of intent only if the shareholder notifies his or her financial advisor about such assets.
STIFEL, NICOLAUS & COMPANY, INCORPORATED (
“
STIFEL
”
)
The following information applies to shareholders purchasing Class C Common Shares of the Fund through a Stifel platform or account or who own Class C Common Shares for which Stifel or an affiliate is the broker-dealer of record.
This information may differ from information about Class C Common Shares disclosed elsewhere in this Fund’s Prospectus or SAI.
Class C Conversion to Class A; Class A Common Shares Front-End Sales Waiver Available at Stifel:
•
A Class C Common Shares shareholder of the Fund will have such shareholder’s Class C Common Shares converted at net asset value to Class A Common Shares of the Fund in accordance with Stifel’s policies and procedures.
Stifel has informed the Fund that its policies and procedures currently provide for such a conversion following the seventh (7th) anniversary of the shareholder’s purchase of the Class C Common Shares.
WELLS FARGO CLEARING SERVICES, LLC AND WELLS FARGO ADVISORS FINANCIAL NETWORK, LLC (COLLECTIVELY,
“
WELLS
FARGO ADVISORS
”
)
Wells Fargo Clearing Services, LLC operates a First Clearing business, but these rules are not intended to include
First Clearing firms.
Effective April 1, 2026, shareholders of Wells Fargo Advisors purchasing Fund common shares through Wells Fargo
Advisors are eligible for the following sales charge discounts (also referred to as
“
breakpoints
”
) and waivers, which
can differ from discounts and waivers described elsewhere in this Prospectus or statement of additional information
74

APPENDIX A
(continued)

(
“
SAI
”
). In all instances, it is the shareholder's responsibility to inform Wells Fargo Advisors at the time of purchase of any relationship, holdings, or other facts qualifying the investor for discounts or waivers. Wells Fargo Advisors can ask for documentation supporting the qualification.
Wells Fargo Advisors Class A share front-end sales charge waivers information.
Wells Fargo Advisors shareholders purchasing or converting to Class A Common Shares of the Fund in a Wells Fargo
Advisors brokerage account are entitled to a waiver of the front-end load in the following circumstances:
•
Wells Fargo Advisors employee and employee-related accounts according to Wells Fargo Advisor’s employee account linking rules. Legacy accounts and positions receiving affiliate discounts prior to the effective date will continue to receive discounts. Going forward employees of affiliate businesses will not be offered NAV.
Common Shares purchased through reinvestment of dividends and capital gains distributions when purchasing Common
Shares of the same fund
WellsTrade, the firm’s online self-directed brokerage account, generally offers no-load share classes but there could be instances where a Class A share is offered without a front-end sales charge.
Wells Fargo Advisors Contingent Deferred Sales Charge information.
Contingent deferred sales charges (CDSC) imposed on fund redemptions will not be rebated based on future purchases.
Wells Fargo Advisors Class A front-end load discounts
Wells Fargo Advisors Shareholders purchasing Class A Common Shares of the Fund through Wells Fargo Advisors brokerage accounts will follow the following aggregation rules for breakpoint discounts:
•
Effective April 1, 2026, SEP or SIMPLE IRAs will not be aggregated as a group plan. They will aggregate with the shareholder’s personal accounts based on Social Security Number. Previously established SEP and SIMPLE
IRAs may still be aggregated as a group plan.
•
Effective April 1, 2026, Employer-sponsored retirement plan (
e.g
., 401(k) plans, 457 plans, employer-sponsored
403(b) plans, profit sharing and money purchase pension plans and defined benefit plans) accounts will aggregate with other plan accounts under the same Tax ID and will not be aggregated with other retirement plan accounts under a different Tax ID or personal accounts. For purposes of this provision, employer-sponsored retirement plans do not include SEP IRAs, SIMPLE IRAs, SAR-SEPs or Keogh plans.
•
Gift of Common Shares will not be considered when determining breakpoint discounts.
75

Voya Credit Income Fund

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258

1-800-992-0180
FUND ADVISERS AND SERVICE PROVIDERS

Investment Adviser

Voya Investments, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258
Sub-Adviser

Voya Investment Management Co. LLC

200 Park Avenue

New York, New York 10166
Custodian

The Bank of New York Mellon

225 Liberty Street,

New York, New York 10286
Independent Registered Public Accounting Firm

Ernst
&
Young LLP

200 Clarendon Street

Boston
,
Massachusetts 02116
Distributor

Voya Investments Distributor, LLC

7337 East Doubletree Ranch Road, Suite 100

Scottsdale, Arizona 85258
Transfer Agent

BNY Mellon Investment Servicing (US) Inc.

301 Bellevue Parkway

Wilmington, Delaware 19809
Legal Counsel

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199-3600
Institutional Investors and Analysts

Call 1-800-336-3436
The Fund has not authorized any person to provide you with any information or to make any representations other than those contained in this Prospectus in connection with this offer. You should rely only on the information in this Prospectus or other information to which we have referred you. This Prospectus is not an offer to sell, or the solicitation of any offer to buy, any security other than the Common Shares offered by this Prospectus; nor does it constitute an offer to sell, or a solicitation of any offer to buy, the Common Shares by anyone in any jurisdiction in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such an offer or solicitation. The delivery of this Prospectus or any sale made pursuant to this Prospectus does not imply that the information contained in this Prospectus is correct as of any time after the date of this Prospectus. However, if any material change occurs while this Prospectus is required by law to be delivered, this Prospectus will be amended or supplemented.

Reports and other information about the Fund are available on the EDGAR Database on the SEC's Internet website at
https://www.sec.gov
, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following e-mail address:
publicinfo@sec.gov
.
When contacting the SEC, you will want to refer to the Fund's SEC file number. The file number is as follows:

1940 Act File No.	811-10223
163281
(0626-062826)

STATEMENT OF ADDITIONAL INFORMATION
June 28, 2026
Voya Credit Income Fund
7337 East Doubletree Ranch Road, Suite 100
Scottsdale, Arizona 85258
1-800-992-0180
Class/Ticker: A/XSIAX; C/XSICX; I/XSIIX; W/XSIWX Common Shares

This Statement of Additional Information (the “SAI”) contains additional information about the fund listed above (the “Fund”). This SAI is not a prospectus and should be read in conjunction with the Fund’s prospectus dated June 28, 2026, as supplemented or revised from time to time (the “Prospectus”). The Fund's financial statements for the fiscal year ended February 28, 2026, including the independent registered public accounting firm's report thereon found in the Fund's annual report to shareholders for the fiscal year ended February 28, 2026, are incorporated into this SAI by reference. The Fund's Prospectus and annual or unaudited semi-annual shareholder reports may be obtained free of charge by contacting the Fund at the address and phone number written above or by visiting our website at https://individuals.voya.com/product/mutual-fund/prospectuses-reports.

Bloomberg Index Data Source: Bloomberg Index Services Limited. BLOOMBERG® is a trademark and service mark of Bloomberg Finance L.P. and its affiliates (collectively “Bloomberg”). Bloomberg or its licensors own all proprietary rights in the Bloomberg Indices. Bloomberg does not approve or endorse this material, or guarantee the accuracy or completeness of any information herein, or make any warranty, express or implied, as to the results to be obtained and, to the maximum extent allowed by law, neither shall have any liability or responsibility for injury or damages arising in connection therewith.
1

INTRODUCTION AND GLOSSARY
This SAI is designed to elaborate upon information contained in the Fund’s Prospectus, including the discussion of certain securities and investment techniques. The more detailed information contained in this SAI is intended for investors who have read the Prospectus and are interested in a more detailed explanation of certain aspects of some of the Fund’s securities and investment techniques. Some investment techniques are described only in the Prospectus and are not repeated here.
Capitalized terms used, but not defined, in this SAI have the same meaning as in the Prospectus and some additional terms are defined particularly for this SAI.
Following are definitions of general terms that may be used throughout this SAI:
1933 Act: Securities Act of 1933, as amended
1934 Act: Securities Exchange Act of 1934, as amended
1940 Act: Investment Company Act of 1940, as amended, including the rules and regulations thereunder, and the terms of applicable no-action relief or exemptive orders granted thereunder
Affiliated Fund: A fund within the Voya family of funds
Board: The Board of Trustees for the Trust
Business Day: Each day the NYSE opens for regular trading
CDSC: Contingent deferred sales charge
CFTC: United States Commodity Futures Trading Commission
Code: Internal Revenue Code of 1986, as amended
Distributor: Voya Investments Distributor, LLC
Distribution Agreement: The Distribution Agreement for the Fund, as described herein
ETF: Exchange-Traded Fund
EU: European Union
Expense Limitation Agreement: The Expense Limitation Agreement(s) for the Fund, as described herein
FDIC: Federal Deposit Insurance Corporation
FHLMC: Federal Home Loan Mortgage Corporation
FINRA: Financial Industry Regulatory Authority, Inc.
Fiscal Year End of the Fund: February 28 or 29, as applicable
Fitch: Fitch Ratings
FNMA: Federal National Mortgage Association
Fund: One or more of the investment management companies listed on the front cover of this SAI
GNMA: Government National Mortgage Association
Independent Trustees: The Trustees of the Board who are not “interested persons” (as defined in the 1940 Act) of the Fund
Investment Adviser: Voya Investments, LLC or Voya Investments
Investment Management Agreement: The Investment Management Agreement for the Fund, as described herein
IPO: Initial Public Offering
IRA: Individual Retirement Account
IRS: United States Internal Revenue Service
MLPs: Master Limited Partnerships
Moody’s: Moody’s Ratings
NAV: Net Asset Value
NRSRO: Nationally Recognized Statistical Rating Organization
NYSE: New York Stock Exchange
OTC: Over-the-counter

Principal Underwriter: Voya Investments Distributor, LLC or the “Distributor”
Prospectus: One or more prospectuses for the Fund
REIT: Real Estate Investment Trust
REMICs: Real Estate Mortgage Investment Conduits
RIC: A “Regulated Investment Company,” pursuant to the Code
Rule 12b-1: Rule 12b-1 (under the 1940 Act)
Rule 12b-1 Plan: A Distribution and/or Shareholder Service Plan adopted under Rule 12b-1
Rule 144A: Rule 144A under the 1933 Act
S&L: Savings & Loan Association
S&P: S&P Global Ratings
SEC: United States Securities and Exchange Commission
SOFR: Secured Overnight Financing Rate
Sub-Adviser: One or more sub-advisers for the Fund, as described herein
Sub-Advisory Agreement: The Sub-Advisory Agreement(s) for the Fund, as described herein
UK: United Kingdom
Underlying Funds: Unless otherwise stated, other mutual funds or ETFs in which the Fund may invest
Voya family of funds or the “funds”: All of the registered investment companies managed by Voya Investments
Voya IM: Voya Investment Management Co. LLC
The Trust: Voya Credit Income Fund
HISTORY OF the Trust
Effective March 26, 2001, the Trust changed its name from “ING Pilgrim Senior Income Fund” to “Pilgrim Senior Income Fund.” Effective March 1, 2002, the Trust changed its name from “Pilgrim Senior Income Fund” to “ING Senior Income Fund.” Effective May 1, 2014, the Trust changed its name from “ING Senior Income Fund” to “Voya Senior Income Fund.” Effective June 30, 2022, the Trust changed its name from “Voya Senior Income Fund” to “Voya Credit Income Fund.”

Some of the different types of securities in which the Fund may invest, subject to its investment objective, policies, and restrictions, are described in the Prospectus under “Investment Objective and Policies.” Additional information concerning certain of the Fund’s investments and investment techniques is set forth below.
SUPPLEMENTAL DESCRIPTION OF Fund INVESTMENTS AND RISKS
EQUITY SECURITIES
Commodities: The Fund may gain exposure to commodity markets by investing in commodity-related instruments. Such instruments include, (i) commodity-linked derivatives such as futures contracts and options, that are designed to provide the Fund with exposure to the commodities market without necessarily investing directly in physical commodities; and (ii) exchange traded investment vehicles that are designed to provide exposure to the investment return of assets that trade in the commodities markets, without investing directly in physical commodities. Commodities values may be highly volatile, and may decline rapidly and without warning. The values of commodity related instruments will typically be substantially affected by changes in the values of their underlying commodity, commodity index, futures contract, or other economic variable to which they are related. Additionally, economic leverage will increase the volatility of these instruments as they may increase or decrease in value more quickly than the underlying commodity or other relevant economic variable.
Common Stocks: Common stock represents an equity or ownership interest in an issuer. A common stock may decline in value due to an actual or perceived deterioration in the prospects of the issuer, an actual or anticipated reduction in the rate at which dividends are paid, or other factors affecting the value of an investment, or due to a decline in the values of stocks generally or of stocks of issuers in a particular industry or market sector. The values of common stocks may be highly volatile. If an issuer of common stock is liquidated or declares bankruptcy, the claims of owners of debt instruments and preferred stock take precedence over the claims of those who own common stock, and as a result the common stock could become worthless.
Convertible Securities: Convertible securities are securities that combine the investment characteristics of debt instruments and common stocks. Convertible securities typically consist of debt instruments or preferred stock that may be converted (on a voluntary or mandatory basis) within a specified period of time (normally for the entire life of the security) into a certain amount of common stock or other equity security of the same or a different issuer at a predetermined price. Convertible securities also include debt instruments with warrants or common stock attached and derivatives combining the features of debt instruments and equity securities. Other convertible securities with additional or different features and risks may become available in the future. Convertible securities involve risks similar to those of both debt instruments and equity securities. In a corporation’s capital structure, convertible securities are senior to common stock but are usually subordinated to senior debt instruments of the issuer.
The market value of a convertible security is a function of its “investment value” and its “conversion value.” A security’s “investment value” represents the value of the security without its conversion feature (i.e., a nonconvertible debt instrument). The investment value may be determined by reference to its credit quality and the current value of its yield to maturity or probable call date. At any given time, investment value is dependent upon such factors as the general level of interest rates, the yield of similar nonconvertible securities, the financial strength of the issuer, and the seniority of the security in the issuer’s capital structure. A security’s “conversion value” is determined by multiplying the number of shares the holder is entitled to receive upon conversion or exchange by the current price of the underlying security. If the conversion value of a convertible security is significantly below its investment value, the convertible security will trade like a nonconvertible debt instrument or preferred stock and its market value will not be influenced greatly by fluctuations in the market price of the underlying security. In that circumstance, the convertible security takes on the characteristics of a debt instrument, and the price moves in the opposite direction from interest rates. Conversely, if the conversion value of a convertible security is near or above its investment value, the market value of the convertible security will be more heavily influenced by fluctuations in the market price of the underlying security. In that case, the convertible security’s price may be as volatile as that of common stock. Because both interest rates and market movements can influence its value, a convertible security generally is not as sensitive to interest rates as a similar debt instrument, nor is it as sensitive to changes in share price as its underlying equity security. Convertible securities are often rated below investment grade or are not rated, and they are generally subject to greater levels of credit risk and liquidity risk.
Contingent Convertible Securities (“CoCos”): CoCos are a form of hybrid debt instrument. They are subordinated instruments that are designed to behave like bonds or preferred equity in times of economic health for the issuer, yet absorb losses when a pre-determined trigger event affecting the issuer occurs. CoCos are either convertible into equity at a predetermined share price or written down if a pre-specified trigger event occurs. Trigger events vary by individual security and are defined by the documents governing the contingent convertible security. Such trigger events may include a decline in the issuer’s capital below a specified threshold level, an increase in the issuer’s risk-weighted assets, the share price of the issuer falling to a particular level for a certain period of time, and certain regulatory events. CoCos are subject to credit, interest rate, high-yield securities, foreign investments and market risks associated with both debt instruments and equity securities. In March 2023, a Swiss regulator required a write-down of outstanding CoCos to zero, notwithstanding the fact that the equity shares continued to exist and have economic value. It is currently unclear whether regulators of issuers in other jurisdictions will take similar actions. In addition, CoCos have no stated maturity and have fully discretionary coupons.  If the CoCos are converted into the issuer’s underlying equity securities following a conversion event, each holder will be subordinated due to their conversion from being the holder of a debt instrument to being the holder of an equity instrument, hence worsening the holder’s standing in a bankruptcy proceeding.
Initial Public Offerings: The value of an issuer’s securities may be highly unstable at the time of its IPO and for a period thereafter due to factors such as market psychology prevailing at the time of the IPO, the absence of a prior public market, the small number of shares available, and limited availability of investor information. Securities purchased in an IPO may be held for a very short period of time. As a result, investments in IPOs may increase portfolio turnover, which increases brokerage and administrative costs and may result in additional distributions to shareholders. Investors in IPOs can be adversely affected by substantial dilution of the value of their shares due to sales of additional shares, and by concentration of control in existing management and principal shareholders.
Investments in IPOs may have a substantial beneficial effect on investment performance. Investment returns earned during a period of substantial investment in IPOs may not be sustained during other periods of more limited, or no, investments in IPOs. In addition, as an investment portfolio increases in size, the impact of IPOs on performance will generally decrease. Investment in securities offered in an IPO may lose money. There can be no assurance that investments in IPOs will be available or improve performance. Investments in secondary public offerings may be subject to certain of the foreign investment risks. The Fund will not necessarily participate in an IPO in which other mutual funds or accounts managed by the Investment Adviser or Sub-Adviser participate.
Master Limited Partnerships: MLPs typically are characterized as “publicly traded partnerships” that qualify to be treated as partnerships for U.S. federal income tax purposes and are typically engaged in one or more aspects of the exploration, production, processing, transmission, marketing, storage or delivery of energy-related commodities, such as natural gas, natural gas liquids, coal, crude oil or refined petroleum products. Generally, an MLP is operated under the supervision of one or more managing general partners. Limited partners are not involved in the day-to-day management of the partnership.
Investments in MLPs are generally subject to many of the risks that apply to partnerships. For example, holders of the units of MLPs may have limited control and limited voting rights on matters affecting the partnership. There may be fewer corporate protections afforded investors in an MLP than investors in a corporation. Conflicts of interest may exist among unit holders, subordinated unit holders, and the general partner of an MLP, including those arising from incentive distribution payments. MLPs that concentrate in a particular industry or region are subject to risks associated with such industry or region. MLPs holding credit-related investments are subject to interest rate risk and the risk of default on payment obligations by debt issuers. Investments held by MLPs may be illiquid. MLP units may trade infrequently and in limited volume, and they may be subject to more abrupt or erratic price movements than securities of larger or more broadly based issuers.
The manner and extent of direct and indirect investments in MLPs and limited liability companies may be limited by the Fund’s intention to qualify as a RIC under the Code, and any such investments may adversely affect the ability of the Fund to so qualify.
Other Investment Companies and Pooled Investment Vehicles: Securities of other investment companies and pooled investment vehicles, including shares of closed-end investment companies, unit investment trusts, ETFs, open-end investment companies, and private investment funds represent interests in managed portfolios that may invest in various types of instruments. Investing in another investment company or pooled investment vehicle exposes the Fund to all the risks of that other investment company or pooled investment vehicle as well as additional expenses at the other investment company or pooled investment vehicle-level, such as a proportionate share of portfolio management fees and operating expenses. Such expenses are in addition to the expenses the Fund pays in connection with its own operations. Investing in a pooled investment vehicle involves the risk that the vehicle will not perform as anticipated. The amount of assets that may be invested in another investment company or pooled investment vehicle or in other investment companies or pooled investment vehicles generally may be limited by applicable law.
The securities of other investment companies, particularly closed-end funds, may be leveraged and, therefore, will be subject to the risks of leverage. The securities of closed-end investment companies and ETFs carry the risk that the price paid or received may be higher or lower than their NAV. Closed-end investment companies and ETFs are also subject to certain additional risks, including the risks of illiquidity and of possible trading halts due to market conditions or other factors.
In making decisions on the allocation of the assets in other investment companies, the Investment Adviser and Sub-Adviser are subject to several conflicts of interest when they serve as the investment adviser and sub-adviser to one or more of the other investment companies. These conflicts could arise because the Investment Adviser or Sub-Adviser or their affiliates earn higher net advisory fees (the advisory fee received less any sub-advisory fee paid and fee waivers or expense subsidies) on some of the other investment companies than others. For example, where the other investment companies have a sub-adviser that is affiliated with the Investment Adviser, the entire advisory fee is retained by a Voya company. Even where the net advisory fee is not higher for other investment companies sub-advised by an affiliate of the Investment Adviser or Sub-Adviser, the Investment Adviser and Sub-Adviser may have an incentive to prefer affiliated sub-advisers for other reasons, such as increasing assets under management or supporting new investment strategies, which in turn would lead to increased income to Voya. Further, the Investment Adviser and Sub-Adviser may believe that redemption from another investment company will be harmful to that investment company, the Investment Adviser and Sub-Adviser or an affiliate. Therefore, the Investment Adviser and Sub-Adviser may have incentives to allocate and reallocate in a fashion that would advance its own economic interests, the economic interests of an affiliate, or the interests of another investment company.
The Investment Adviser has informed the Board that its investment process may be influenced by an affiliated insurance company that issues financial products in which the Fund may be offered as an investment option. In certain of those products an affiliated insurance company may offer guaranteed lifetime income or death benefits. The Investment Adviser’s and Sub-Adviser’s investment decisions, including their allocation decisions with respect to the other investment companies, may benefit the affiliated insurance company issuing such benefits. For example, selecting and allocating assets to other investment companies which invest primarily in debt instruments or in a more conservative or less volatile investment style, may reduce the regulatory capital requirements which the affiliated insurance company must satisfy to support its guarantees under its products, may help reduce the affiliated insurance company’s risk from the lifetime income or death benefits, or may make it easier for the insurance company to manage its risk through the use of various hedging techniques.

The Investment Adviser and Sub-Adviser have adopted various policies and procedures that are intended to identify, monitor, and address actual or potential conflicts of interest. Nonetheless, investors bear the risk that the Investment Adviser's and Sub-Adviser’s allocation decisions may be affected by their conflicts of interest.
Exchange-Traded Funds: ETFs are investment companies whose shares trade like a stock throughout the day. Certain ETFs use a “passive” investment strategy and will not attempt to take defensive positions in volatile or declining markets. Other ETFs are actively managed (i.e., they do not seek to replicate the performance of a particular index). The value of an ETF’s shares will change based on changes in the values of the investments it holds. The value of an ETF’s shares will also likely be affected by factors affecting trading in the market for those shares, such as illiquidity, exchange or market rules, and overall market volatility. The market price for ETF shares may be higher or lower than the ETF’s NAV. The timing and magnitude of cash flows in and out of an ETF could create cash balances that act as a drag on the ETF’s performance. An active secondary market in an ETF’s shares may not develop or be maintained and may be halted or interrupted due to actions by its listing exchange, unusual market conditions or other reasons. Substantial market or other disruptions affecting ETFs could adversely affect the liquidity and value of the shares of the Fund to the extent it invests in ETFs. There can be no assurance an ETF’s shares will continue to be listed on an active exchange.
Holding Company Depositary Receipts: Holding Company Depositary Receipts (“HOLDRs”) are securities that represent beneficial ownership in a group of common stocks of specified issuers in a particular industry. HOLDRs are typically organized as grantor trusts, and are generally not required to register as investment companies under the 1940 Act. Each HOLDR initially owns a set number of stocks, and the composition of a HOLDR does not change after issue, except in special cases like corporate mergers, acquisitions or other specified events. As a result, stocks selected for those HOLDRs with a sector focus may not remain the largest and most liquid in their industry, and may even leave the industry altogether. If this happens, HOLDRs invested may not provide the same targeted exposure to the industry that was initially expected. Because HOLDRs are not subject to concentration limits, the relative weight of an individual stock may increase substantially, causing the HOLDRs to be less diversified and creating more risk.
Private Funds: Private funds are private investment funds, pools, vehicles, or other structures, including hedge funds and private equity funds. They may be organized as corporations, partnerships, trusts, limited partnerships, limited liability companies, or any other form of business organization (collectively, “Private Funds”). Investments in Private Funds may be highly speculative and highly volatile and may produce gains or losses at rates that exceed those of the Fund’s other holdings and of publicly offered investment pools. Private Funds may engage actively in short selling. Private Funds may utilize leverage without limit and, to the extent the Fund invests in Private Funds that utilize leverage, the Fund will indirectly be exposed to the risks associated with that leverage and the values of its shares may be more volatile as a result.
Many Private Funds invest significantly in issuers in the early stages of development, including issuers with little or no operating history, issuers operating at a loss or with substantial variation in operation results from period to period, issuers with the need for substantial additional capital to support expansion or to maintain a competitive position, or issuers with significant financial leverage. Such issuers may also face intense competition from others including those with greater financial resources or more extensive development, manufacturing, distribution or other attributes, over which the Fund will have no control.
Interests in a Private Fund will be subject to substantial restrictions on transfer and, in some instances, may be non-transferable for a period of years. Private Funds may participate in only a limited number of investments and, as a consequence, the return of a particular Private Fund may be substantially adversely affected by the unfavorable performance of even a single investment. Certain Private Funds may pay their investment managers a fee based on the performance of the Private Fund, which may create an incentive for the manager to make investments that are riskier or more speculative than would be the case if the manager was paid a fixed fee. Many Private Funds are not registered under the 1940 Act and, consequently, such funds are not subject to the restrictions on affiliated transactions and other protections applicable to registered investment companies. The valuations of securities held by Private Funds, which are generally unlisted and illiquid, may be very difficult and will often depend on the subjective valuation of the managers of the Private Funds, which may prove to be inaccurate. Inaccurate valuations of a Private Fund’s portfolio holdings will affect the ability of the Fund to calculate its NAV accurately.
Preferred Stocks: Preferred stock represents an equity interest in an issuer that generally entitles the holder to receive, in preference to the holders of other stocks such as common stocks, dividends and a fixed share of the proceeds resulting from a liquidation of the issuer.
Preferred stocks may pay fixed or adjustable rates of return. Preferred stock dividends may be cumulative or noncumulative, fixed, participating, auction rate or other. If interest rates rise, a fixed dividend on preferred stocks may be less attractive, causing the value of preferred stocks to decline either absolutely or relative to alternative investments. Preferred stock may have mandatory sinking fund provisions, as well as provisions that allow the issuer to redeem or call the stock.
Preferred stock is subject to issuer-specific and market risks applicable generally to equity securities. In addition, because a substantial portion of the return on a preferred stock may be the dividend, its value may react similarly to that of a debt instrument to changes in interest rates. An issuer’s preferred stock generally pays dividends only after the issuer makes required payments to holders of its debt instruments and other debt. For this reason, the value of preferred stock will usually react more strongly than debt instruments to actual or perceived changes in the issuer’s financial condition or prospects. Preferred stocks of smaller issuers may be more vulnerable to adverse developments than preferred stock of larger issuers.
Private Investments in Public Companies: In a typical private placement by a publicly-held company (“PIPE”) transaction, a buyer will acquire, directly from an issuer seeking to raise capital in a private placement pursuant to Regulation D under the 1933 Act, common stock or a security convertible into common stock, such as convertible notes or convertible preferred stock. The issuer’s common stock is usually publicly traded on a U.S. securities exchange or in the OTC market, but the securities acquired will be subject to restrictions on resale imposed by U.S. securities laws absent an effective registration statement. In recognition of the illiquid nature of the securities being acquired, the purchase price paid in a PIPE transaction (or the conversion price of the convertible securities being acquired) will typically be fixed at a discount to the prevailing market price of the issuer’s common stock at the time of the transaction. As part of a PIPE transaction, the issuer usually will be contractually obligated to seek to register within an agreed upon period of time for public resale under the U.S. securities laws the common stock or the shares of common stock issuable upon conversion of the convertible securities. If the issuer fails to so register the shares within that period, the buyer may be entitled to additional consideration from the issuer (e.g., warrants to acquire additional shares of common stock), but the buyer may not be able to sell its shares unless and until the registration process is successfully completed. Thus PIPE transactions present certain risks not associated with open market purchases of equities.
Among the risks associated with PIPE transactions is the risk that the issuer may be unable to register the shares for public resale in a timely manner or at all, in which case the shares may be saleable only in a privately negotiated transaction at a price less than that paid, assuming a suitable buyer can be found. Disposing of the securities may involve time-consuming negotiation and legal expenses, and selling them promptly at an acceptable price may be difficult or impossible. Even if the shares are registered for public resale, the market for the issuer’s securities may nevertheless be “thin” or illiquid, making the sale of securities at desired prices or in desired quantities difficult or impossible.
While private placements may offer attractive opportunities not otherwise available in the open market, the securities purchased are usually “restricted securities” or are “not readily marketable.” Restricted securities cannot be sold without being registered under the 1933 Act, unless they are sold pursuant to an exemption from registration (such as Rules 144 or 144A under the 1933 Act). Securities that are not readily marketable are subject to other legal or contractual restrictions on resale.
Real Estate Securities and Real Estate Investment Trusts: Investments in equity securities of issuers that are principally engaged in the real estate industry are subject to certain risks associated with the ownership of real estate and with the real estate industry in general. These risks include, among others: possible declines in the value of real estate; risks related to general and local economic conditions; possible lack of availability of mortgage funds or other limitations on access to capital; overbuilding; risks associated with leverage; market illiquidity; extended vacancies of properties; increase in competition, property taxes, capital expenditures and operating expenses; changes in zoning laws or other governmental regulation; costs resulting from the clean-up of, and liability to third parties for damages resulting from, other acts that destroy real property; tenant bankruptcies or other credit problems; casualty or condemnation losses; uninsured damages from floods, earthquakes or other natural disasters; limitations on and variations in rents, including decreases in market rates for rents; investment in developments that are not completed or that are subject to delays in completion; and changes in interest rates. In addition, certain types of real estate may be adversely affected by changing usage trends, such as office buildings as a result of work-from-home practices and commercial facilities as a result of an increase in online shopping, which could in turn result in defaults and declines in value of mortgage-backed securities secured by such properties. To the extent that assets underlying the Fund’s investments are concentrated geographically, by property type or in certain other respects, the Fund may be subject to certain of the foregoing risks to a greater extent. Investments by the Fund in securities of issuers providing mortgage servicing will be subject to the risks associated with refinancing and their impact on servicing rights.
The prices of real estate-related assets generally have not decreased as much as may be expected based on historical correlations between rising interest rates and prices of real estate-related assets. This presents an increased risk of a correction or severe downturn in real estate-related asset prices, which could adversely impact the value of other investments as well (such as loans, securitized debt, and other debt instruments). This risk is particularly present with respect to commercial real estate-related asset prices, and the value of other investments with a connection to the commercial real estate sector. In addition, if the Fund receives rental income or income from the disposition of real property acquired as result of a default on securities the Fund owns, the receipt of such income may adversely affect the Fund’s ability to qualify as a RIC because of certain income source requirements applicable to RICs under the Code.
REITs are pooled investment vehicles that invest primarily in income-producing real estate or real estate-related loans or interests. The affairs of REITs are managed by the REIT's sponsor and, as such, the performance of the REIT is dependent on the management skills of the REIT's sponsor. REITs are not diversified, and are subject to the risks of financing projects. REITs possess certain risks which differ from an investment in common stocks. REITs are financial vehicles that pool investor’s capital to purchase or finance real estate. REITs may concentrate their investments in specific geographic areas or in specific property types, i.e., hotels, shopping malls, residential complexes and office buildings. REITs are subject to management fees and other expenses, and so the Fund that invests in REITs will bear its proportionate share of the costs of the REITs’ operations. There are three general categories of REITs: Equity REITs, Mortgage REITs and Hybrid REITs. Equity REITs invest primarily in direct fee ownership or leasehold ownership of real property; they derive most of their income from rents. Mortgage REITs invest mostly in mortgages on real estate, which may secure construction, development or long-term loans; the main source of their income is mortgage interest payments. Hybrid REITs hold both ownership and mortgage interests in real estate.
Investing in REITs involves certain unique risks in addition to those risks associated with investing in the real estate industry in general. The market value of REIT shares and the ability of the REITs to distribute income may be adversely affected by several factors, including rising interest rates, changes in the national, state and local economic climate and real estate conditions, perceptions of prospective tenants of the safety, convenience and attractiveness of the properties, the ability of the owners to provide adequate management, maintenance and insurance, the cost of complying with the Americans with Disabilities Act, increased competition from new properties, the impact of present or future environmental legislation and compliance with environmental laws, failing to maintain their eligibility for favorable tax-treatment under the Code and for exemptions from registration under the 1940 Act, changes in real estate taxes and other operating expenses, adverse changes in governmental rules and fiscal policies, adverse changes in zoning laws and other factors beyond the control of the issuers of the REITs.

REITs (especially mortgage REITs) are also subject to interest rate risk. Rising interest rates may cause REIT investors to demand a higher annual yield, which may, in turn, cause a decline in the market price of the equity securities issued by a REIT. Rising interest rates also generally increase the costs of obtaining financing, which could cause the value of investments in REITs to decline. During periods when interest rates are declining, mortgages are often refinanced. Refinancing may reduce the yield on investments in mortgage REITs. In addition, since REITs depend on payment under their mortgage loans and leases to generate cash to make distributions to their shareholders, investments in REITs may be adversely affected by defaults on such mortgage loans or leases.
Investing in certain REITs, which often have small market capitalizations, may also involve the same risks as investing in other small-capitalization issuers. REITs may have limited financial resources and their securities may trade less frequently and in limited volume and may be subject to more abrupt or erratic price movements than larger issuer securities. Historically, small capitalization stocks, such as REITs, have been more volatile in price than the larger capitalization stocks such as those included in the S&P 500® Index. The management of a REIT may be subject to conflicts of interest with respect to the operation of the business of the REIT and may be involved in real estate activities competitive with the REIT. REITs may own properties through joint ventures or in other circumstances in which the REIT may not have control over its investments. REITs may involve significant amounts of leverage.
Small- and Mid-Capitalization Issuers: Issuers with smaller market capitalizations, including small- and mid-capitalization issuers, may have limited product lines, markets, or financial resources, may lack the competitive strength of larger issuers, may have inexperienced managers or depend on a few key employees. In addition, their securities often are less widely held and trade less frequently and in lesser quantities, and their market prices are often more volatile, than the securities of issuers with larger market capitalizations. Issuers with smaller market capitalizations may include issuers with a limited operating history (unseasoned issuers). Investment decisions for these securities may place a greater emphasis on current or planned product lines and the reputation and experience of the issuer’s management and less emphasis on fundamental valuation factors than would be the case for more mature issuers. In addition, investments in unseasoned issuers are more speculative and entail greater risk than do investments in issuers with an established operating record. The liquidation of significant positions in small- and mid-capitalization issuers with limited trading volume, particularly in a distressed market, could be prolonged and result in investment losses.
Special Purpose Acquisition Companies: The Fund may invest in stock, rights, and warrants of special purpose acquisition companies (“SPACs”). Also known as a “blank check company,” a SPAC is a company with no commercial operations that is formed solely to raise capital from investors for the purpose of acquiring one or more existing private companies. The typical SPAC IPO involves the sale of units consisting of one share of common stock combined with one or more warrants or fractions of warrants to purchase common stock at a fixed price upon or after consummation of the acquisition. If the Fund purchases shares of a SPAC in an IPO, it will generally bear a sales commission, which may be significant. SPACs often have pre-determined time frames to make an acquisition after going public (typically two years) or the SPAC will liquidate, at which point invested funds are returned to the entity’s shareholders (less certain permitted expenses) and any rights or warrants issued by the SPAC expire worthless. Unless and until an acquisition is completed, a SPAC generally holds its assets in U.S. government securities, money market securities and cash. To the extent the SPAC holds cash or similar securities, this may impact the Fund’s ability to meet its investment objective. SPACs generally provide their investors with the option of redeeming an investment in the SPAC at or around the time of effecting an acquisition. In some cases, the Fund may forfeit its right to receive additional warrants or other interests in the SPAC if it redeems its interest in the SPAC in connection with an acquisition. SPACs are subject to increasing scrutiny, and potential legal challenges or regulatory developments may limit their effectiveness or prevalence. For example, the SEC recently adopted additional disclosure and other rules that apply to SPACs; it is impossible to predict the potential impact of these developments on the use of SPACs.
Because SPACs have no operating history or ongoing business other than seeking acquisitions, the value of a SPAC’s securities is particularly dependent on the ability of the entity’s management to identify and complete a favorable acquisition. Some SPACs may pursue acquisitions only within certain industries or regions, which may increase the volatility of their prices. At the time the Fund invests in a SPAC, there may be little or no basis for the Fund to evaluate the possible merits or risks of the particular industry in which the SPAC may ultimately operate or the target business which the SPAC may ultimately acquire. There is no guarantee that a SPAC in which the Fund invests will complete an acquisition or that any acquisitions that are completed will be profitable.
It is possible that a significant portion of the funds raised by a SPAC for the purpose of identifying and effecting an acquisition or merger may be expended during the search for a target transaction. Attractive acquisition or merger targets may become scarce if the number of SPACs seeking to acquire operating businesses increases. No market, or only a thinly traded market, for shares of or interests in a SPAC may develop, leaving the Fund unable to sell its interest in a SPAC or able to sell its interest only at a price below what the Fund believes is the SPAC security’s value. In addition, the Fund may be delayed in receiving any redemption or liquidation proceeds from a SPAC to which it is entitled, and an investment in a SPAC may be diluted by additional later offerings of interests in the SPAC or by other investors exercising existing rights to purchase shares of the SPAC. The values of investments in SPACs may be highly volatile and may depreciate significantly over time.
Special Situation Issuers: A special situation arises when, in the opinion of the manager, the securities of a particular issuer can be purchased at prices below the anticipated future value of the cash, securities or other consideration to be paid or exchanged for such securities solely by reason of a development applicable to that issuer and regardless of general business conditions or movements of the market as a whole. Developments creating special situations might include, among others: liquidations, reorganizations, recapitalizations, mergers, material litigation, technical breakthroughs, and new management or management policies. Investments in special situations often involve much greater risk than is inherent in ordinary investment securities, because of the high degree of uncertainty that can be associated with such events.

If a security is purchased in anticipation of a proposed transaction and the transaction later appears unlikely to be consummated or in fact is not consummated or is delayed, the market price of the security may decline sharply. There is typically asymmetry in the risk/reward payout of special situations strategies – the losses that can occur in the event of deal break-ups can far exceed the gains to be had if deals close successfully. The consummation of a proposed transaction can be prevented or delayed by a variety of factors, including regulatory and antitrust restrictions, political developments, industry weakness, stock specific events, failed financings, and general market declines. Certain special situation investments prevent ownership interest therein from being withdrawn until the special situation investment, or a portion thereof, is realized or deemed realized, which may negatively impact Fund performance.
Trust Preferred Securities: Trust preferred securities have the characteristics of both subordinated debt and preferred stock. Generally, trust preferred securities are issued by a trust that is wholly owned by a financial institution or other corporate entity, typically a bank holding company. The financial institution creates the trust and owns the trust’s common stocks, which may typically represent a small percentage of the trust’s capital structure. The remainder of the trust’s capital structure typically consists of trust preferred securities, which are sold to investors. The trust uses the sale proceeds of its common stocks to purchase subordinated debt instruments issued by the financial institution. The financial institution uses the proceeds from the sale of the subordinated debt instruments to increase its capital while the trust receives periodic interest payments from the financial institution for holding the subordinated debt instruments. The interests of the holders of the trust preferred securities are senior to those of common stockholders in the event that the financial institution is liquidated, although their interests are typically subordinated to those of other holders of other debt instruments issued by the financial institution. The primary advantage of this structure to the financial institution is that the trust preferred securities issued by the trust are treated by the financial institution as debt instruments for U.S. federal income tax purposes, the interest on which is generally a deductible expense for U.S. federal income tax purposes, and as equity for the calculation of capital requirements.
The trust uses interest payments it receives from the financial institution to make dividend payments to the holders of the trust preferred securities. Trust preferred securities typically bear a market rate coupon comparable to interest rates available on debt of a similarly rated issuer. Typical characteristics of trust preferred securities include long-term maturities, early redemption option by the issuer, and maturities at face value. Holders of trust preferred securities have limited voting rights to control the activities of the trust and no voting rights with respect to the financial institution. The market value of trust preferred securities may be more volatile than those of conventional debt instruments. Trust preferred securities may be issued in reliance on Rule 144A and subject to restrictions on resale. There can be no assurance as to the liquidity of trust preferred securities and the ability of holders to sell their holdings. The condition of the financial institution can be considered when seeking to identify the risks of trust preferred securities as the trust typically has no business operations other than to issue the trust preferred securities. If the financial institution defaults on interest payments to the trust, the trust will not be able to make dividend payments to holders of its securities.
DEBT INSTRUMENTS
Asset-Backed Securities: Asset-backed securities are securities backed by assets that may include such items as credit card and automobile finance receivables, home equity sharing agreements or loans, student loans, consumer loans, installment loan contracts, home equity loans, mobile home loans, boat loans, business and small business loans, project finance loans, airplane leases, and leases of various other types of real and personal property (including those relating to railcars, containers, or telecommunication, energy, and/or other infrastructure assets and infrastructure-related assets), and other non-mortgage-related income streams, such as income from renewable energy projects and franchise rights. Asset-backed securities are “pass-through” securities, meaning that principal and interest payments – net of expenses – made by the borrower on the underlying assets (such as credit card receivables) are passed through to the investor. The value of asset-backed securities based on debt instruments, like that of traditional debt instruments, typically increases when interest rates fall and decreases when interest rates rise. However, these asset-backed securities differ from traditional debt instruments because of their potential for prepayment. A home equity sharing agreement is an agreement between a financial services company and a homeowner which allows a homeowner to access some of the equity in their home in exchange for a specified equity stake in the property. Unlike a mortgage, a home equity sharing agreement is not a loan and does not require a monthly payment. Instead, at the conclusion of the agreement term, the homeowner pays back the equity advance and a percentage of any appreciation in the property value. The price paid for asset-backed securities, the yield expected from such securities and the average life of the securities are based on a number of factors, including the anticipated rate of prepayment of the underlying assets. In a period of declining interest rates, borrowers may prepay the underlying assets more quickly than anticipated, thereby reducing the yield to maturity and the average life of the asset-backed security. Moreover, when the proceeds of a prepayment are reinvested in these circumstances, a rate of interest will likely be received that is lower than the rate on the security that was prepaid. To the extent that asset-backed securities are purchased at a premium, prepayments may result in a loss to the extent of the premium paid. If such securities are bought at a discount, both scheduled payments and unscheduled prepayments generally will also result in the recognition of income. In a period of rising interest rates, prepayments of the underlying assets may occur at a slower than expected rate, creating maturity extension risk. This particular risk may effectively change a security that was considered short- or intermediate-term at the time of purchase into a longer term security. Since the value of longer-term asset-backed securities generally fluctuates more widely in response to changes in interest rates than the value of shorter-term asset-backed securities maturity extension risk could increase volatility. When interest rates decline, the value of an asset-backed security with prepayment features may not increase as much as that of other debt instruments, and as noted above, changes in market rates of interest may accelerate or retard prepayments and thus affect maturities. During periods of deteriorating economic conditions, such as recessions or periods of rising unemployment, delinquencies and losses generally increase, sometimes dramatically, with respect to securitizations involving loans, sales contracts, receivables and other obligations underlying asset-backed securities.
The credit quality of asset-backed securities depends primarily on the quality of the underlying assets, the rights of recourse available against the underlying assets and/or the issuer, the level of credit enhancement, if any, provided for the securities, and the credit quality of the credit-support provider, if any. The values of asset-backed securities may be affected by other factors, such as the availability of information concerning the pool of assets and its structure, the market’s perception of the asset backing the security, the creditworthiness of the servicing agent for the pool of assets, the originator of the underlying assets, or the entities providing the credit enhancement. The market values of asset-backed securities also can depend on the ability of their servicers to service the underlying assets and are, therefore, subject to risks associated with servicers’ performance. In some circumstances, a servicer’s or originator’s mishandling of documentation related to the underlying assets (e.g., failure to document a security interest in the underlying assets properly) may affect the rights of the security holders in and to the underlying assets. In addition, the insolvency of an entity that generated the assets underlying an asset-backed security is likely to result in a decline in the market price of that security as well as costs and delays. Asset-backed securities that do not have the benefit of a security interest in the underlying assets present certain additional risks that are not present with asset-backed securities that do have a security interest in the underlying assets. For example, many securities backed by credit card receivables are unsecured. Additionally, asset-backed securities may be “subordinated” to other interests in the same pool, and a holder of those “subordinated” securities would receive payments only after any obligations to other more “senior” investors have been satisfied.
Collateralized Debt Obligations: Collateralized Debt Obligations (“CDOs”) are a type of asset-backed security and include collateralized bond obligations (“CBOs”), collateralized loan obligations (“CLOs”), and other similarly structured securities. A CBO is an obligation of a trust or other special purpose vehicle backed by a pool of bonds. A CLO is an obligation of a trust or other special purpose vehicle typically collateralized by a pool of loans, which may include senior secured and unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade, or equivalent unrated loans. CDOs may incur management fees and administrative expenses.
For both CBOs and CLOs, the cash flows from the trust are split into two or more portions, called tranches, which vary in risk and yield. The riskier portions are the residual, equity, and subordinate tranches, which bear some or all of the risk of default by the debt instruments or loans in the trust, and therefore protect the other, more senior tranches from default in all but the most severe circumstances. Since they are partially protected from defaults, senior tranches of a CBO trust or CLO trust typically have higher ratings and lower yields than junior tranches. Despite the protection from the riskier tranches, senior CBO or CLO tranches can experience substantial losses due to actual defaults (including collateral default), the total loss of the riskier tranches due to losses in the collateral, market anticipation of defaults, fraud by the trust, and the illiquidity of CBO or CLO securities.
The risks of an investment in a CDO largely depend on the type of underlying collateral securities and the tranche in which there are investments. Typically, CBOs, CLOs, and other CDOs are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CDOs may be characterized as illiquid. CDOs are subject to the typical risks associated with debt instruments discussed elsewhere in this SAI and the Prospectus, including interest rate risk, prepayment and extension risk, credit risk, liquidity risk and market risk. Additional risks of CDOs include: (i) the possibility that distributions from collateral securities will be insufficient to make interest or other payments; (ii) the possibility that the quality of the collateral may decline in value or default, due to factors such as the availability of any credit enhancement, the level and timing of payments and recoveries on and the characteristics of the underlying collateral, remoteness of those collateral assets from the originator or transferor, the adequacy of and ability to realize upon any related collateral, and the capability of the servicer of the securitized assets; and (iii) market and liquidity risks affecting the price of a structured finance investment, if required to be sold, at the time of sale. In addition, due to the complex nature of a CDO, an investment in a CDO may not perform as expected. An investment in a CDO also is subject to the risk that the issuer and the investors may interpret the terms of the instrument differently, giving rise to disputes.
Bank Instruments: Bank instruments include certificates of deposit (“CDs”), fixed-time deposits, and other debt and deposit-type obligations (including promissory notes that earn a specified rate of return) issued by: (i) a U.S. branch of a U.S. bank; (ii) a non-U.S. branch of a U.S. bank; (iii) a U.S. branch of a non-U.S. bank; or (iv) a non-U.S. branch of a non-U.S. bank. Bank instruments may be structured as fixed-, variable- or floating-rate obligations.
CDs typically are interest-bearing debt instruments issued by banks and have maturities ranging from a few weeks to several years. Yankee dollar certificates of deposit are negotiable CDs issued in the United States by branches and agencies of non-U.S. banks. Eurodollar certificates of deposit are CDs issued by non-U.S. banks with interest and principal paid in U.S. dollars. Eurodollar and Yankee Dollar CDs typically have maturities of less than two years and have interest rates that typically are pegged to SOFR. Bankers’ acceptances are negotiable drafts or bills of exchange, normally drawn by an importer or exporter to pay for specific merchandise, which are “accepted” by a bank, meaning, in effect, that the bank unconditionally agrees to pay the face value of the instrument on maturity. Bankers’ acceptances are a customary means of effecting payment for merchandise sold in import-export transactions and are a general source of financing. A fixed-time deposit is a bank obligation payable at a stated maturity date and bearing interest at a fixed rate. There are generally no contractual restrictions on the right to transfer a beneficial interest in a fixed-time deposit to a third party, although there is generally no market for such deposits. Typically, there are penalties for early withdrawals of time deposits. Promissory notes are written commitments of the maker to pay the payee a specified sum of money either on demand or at a fixed or determinable future date, with or without interest.
Certain bank instruments, such as some CDs, are insured by the FDIC up to certain specified limits. Many other bank instruments, however, are neither guaranteed nor insured by the FDIC or the U.S. government. These bank instruments are “backed” only by the creditworthiness of the issuing bank or parent financial institution. U.S. and non-U.S. banks are subject to different governmental regulation. They are subject to the risks of investing in the particular issuing bank and of investing in the banking and financial services sector generally. Certain obligations of non-U.S. banks, including Eurodollar and Yankee dollar obligations, involve different and/or heightened investment risks than those affecting obligations of U.S. banks, including, among others, the possibilities that: (i) their liquidity could be impaired because of political or economic developments; (ii) the obligations may be less marketable than comparable obligations of U.S. banks; (iii) a non-U.S. jurisdiction might impose withholding and other taxes at high levels on interest income; (iv) non-U.S. deposits may be seized or nationalized; (v) non-U.S. governmental restrictions such as exchange controls may be imposed, which could adversely affect the payment of principal and/or interest on those obligations; (vi) there may be less publicly available information concerning non-U.S. banks issuing the obligations; and (vii) the reserve requirements and accounting, auditing and financial reporting standards, practices and requirements applicable to non-U.S. banks may differ (including those that are less stringent) from those applicable to U.S. banks. Non-U.S. banks generally are not subject to examination by any U.S. government agency or instrumentality.
Commercial Mortgage Loans (Private Real Estate Credit): Commercial mortgage loans and similar private real estate credit instruments may be originated or acquired through privately negotiated transactions, may be illiquid, and may be valued using models and third-party pricing inputs. Performance may depend on borrower cash flows, collateral values, refinancing conditions, and real estate market trends.
Commercial mortgage loans are subject to the risk that borrowers may be unable to refinance or sell underlying properties at maturity, particularly during periods of rising interest rates, declining property values, or reduced availability of credit. In the event of borrower default, the Fund may be required to pursue foreclosure, restructuring, or other remedies, which may be time-consuming, costly, and subject to legal and procedural uncertainties, and may result in delays or reductions in recoveries.
The value and performance of commercial mortgage loans may be adversely affected by property-level factors, including tenant vacancies, lease rollovers, tenant credit quality, changes in operating expenses, property taxes, insurance costs, and capital expenditure requirements, as well as by local, regional, and sector-specific real estate market conditions.
Commercial mortgage loans may be structurally or contractually subordinated to other indebtedness or obligations, and collateral values may decline below amounts required to fully satisfy the loan. Although such loans may be secured by real estate or related assets, there can be no assurance that the value of the collateral will be sufficient to protect the Fund from loss.
Because these investments are generally illiquid, the Fund may not be able to sell commercial mortgage loans at desired times or prices, and valuations may differ materially from amounts ultimately realized, particularly during periods of market stress or increased repurchase activity.
Commercial Paper: Commercial paper represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations and finance companies. Commercial paper may consist of U.S. dollar- or foreign currency-denominated obligations of U.S. or non-U.S. issuers, and may be rated or unrated. The rate of return on commercial paper may be linked or indexed to the level of exchange rates between the U.S. dollar and a foreign currency or currencies.
Section 4(a)(2) commercial paper is commercial paper issued in reliance on the so-called “private placement” exemption from registration afforded by Section 4(a)(2) of the 1933 Act (“Section 4(a)(2) paper”). Section 4(a)(2) paper is restricted as to disposition under the U.S. federal securities laws, and generally is sold to investors who agree that they are purchasing the paper for investment and not with a view to public distribution. Any resale by the purchaser must be in an exempt transaction. Section 4(a)(2) paper is normally resold to other investors through or with the assistance of the issuer or dealers who make a market in Section 4(a)(2) paper, thus providing liquidity.
Corporate Debt Instruments: Corporate debt instruments are long and short-term debt instruments typically issued by businesses to finance their operations. Corporate debt instruments are issued by public or private issuers, as distinct from debt instruments issued by a government or its agencies. The issuer of a corporate debt instrument typically has a contractual obligation to pay interest at a stated rate on specific dates and to repay principal periodically or on a specified maturity date. The broad category of corporate debt instruments includes debt issued by U.S. or non-U.S. issuers of all kinds, including those with small-, mid- and large-capitalizations. The category also includes bank loans, as well as assignments, participations and other interests in bank loans. Corporate debt instruments may be rated investment grade or below investment grade and may be structured as fixed-, variable or floating-rate obligations or as zero-coupon, pay-in-kind and step-coupon securities and may be privately placed or publicly offered. They may also be senior or subordinated obligations. Because of the wide range of types and maturities of corporate debt instruments, as well as the range of creditworthiness of issuers, corporate debt instruments can have widely varying risk/return profiles.
Corporate debt instruments carry both credit risk and interest rate risk. Credit risk is the risk that an investor could lose money if the issuer of a corporate debt instrument is unable to pay interest or repay principal when it is due. Some corporate debt instruments that are rated below investment grade (commonly referred to as “junk bonds”) are generally considered speculative because they present a greater risk of loss, including default, than higher rated debt instruments. The credit risk of a particular issuer’s debt instrument may vary based on its priority for repayment. For example, higher-ranking (senior) debt instruments have a higher priority than lower ranking (subordinated) debt instruments. This means that the issuer might not make payments on subordinated debt instruments while continuing to make payments on senior debt instruments. In addition, in the event of bankruptcy, holders of higher-ranking senior debt instruments may receive amounts otherwise payable to the holders of more junior securities. The market value of corporate debt instruments may be expected to rise and fall inversely with interest rates generally. In general, corporate debt instruments with longer terms tend to fall more in value when interest rates rise than corporate debt instruments with shorter terms. The value of a corporate debt instrument may also be affected by supply and demand for similar or comparable securities in the marketplace. Fluctuations in the value of portfolio securities subsequent to their acquisition will not affect cash income from such securities but will be reflected in NAV. Corporate debt instruments generally trade in the over-the-counter market and can be less liquid than other types of investments, particularly during adverse market and economic conditions.
Credit-Linked Notes: Credit-linked notes are privately negotiated obligations whose returns are linked to the returns of one or more designated securities or other instruments that are referred to as “reference securities,” such as an emerging market bond. A credit-linked note typically is issued by a special purpose trust or similar entity and is a direct obligation of the issuing entity. The entity, in turn, invests in debt instruments or derivative contracts in order to provide the exposure set forth in the credit-linked note. The periodic interest payments and principal obligations payable under the terms of the note typically are conditioned upon the entity’s receipt of payments on its underlying investment. Purchasing a credit-linked note assumes the risk of the default or, in some cases, other declines in credit quality of the reference securities. There is also exposure to the issuer of the credit-linked note in the full amount of the purchase price of the note and the note is often not secured by the reference securities or other collateral.
The market for credit-linked notes may be or may become illiquid. The number of investors with sufficient understanding to support transacting in the notes may be quite limited, and may include only the parties to the original purchase/sale transaction. Changes in liquidity may result in significant, rapid and unpredictable changes in the value for credit-linked notes. In certain cases, a market price for a credit-linked note may not be available and it may be difficult to determine a fair value of the note.
Credit Risk Transfers: Credit Risk Transfer securities (“CRTs”) are instruments through which the credit risk associated with a reference pool of assets (e.g. residential mortgage loans or mortgage-backed securities) is transferred from a sponsoring entity, such as a government-sponsored enterprise or other financial institution, to investors. CRTs may be structured as notes or certificates issued by a special purpose vehicle and may be unfunded or partially funded, and the Fund’s return on a CRT investment is generally dependent on the performance of the underlying reference assets rather than on direct ownership of those assets. CRTs are subject to credit risk associated with the underlying reference assets, including the risk of higher-than-expected defaults or losses, as well as structural risks, including the risk that losses are allocated to the tranche in which the Fund invests before other tranches, model risk, valuation risk, and the risk that the Fund’s investment may not receive payments if losses exceed specified thresholds. CRTs may also be subject to liquidity risk, interest rate risk, counterparty risk, and regulatory or legal risks, including risks related to changes in the structure or support of government-sponsored enterprises.
Custodial Receipts and Trust Certificates: Custodial receipts and trust certificates, which may be underwritten by securities dealers or banks, represent interests in instruments held by a custodian or trustee. The instruments so held may include U.S. government securities or other types of instruments. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying instruments, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. The holder of custodial receipts and trust certificates will bear its proportionate share of the fees and expenses charged to the custodial account or trust. There may also be investments in separately issued interests in custodial receipts and trust certificates. Custodial receipts may be issued in multiple tranches, representing different interests in the payment streams in the underlying instruments (including as to priority of payment).
In the event an underlying issuer fails to pay principal and/or interest when due, a holder could be required to assert its rights through the custodian bank, and assertion of those rights may be subject to delays, expenses, and risks that are greater than those that would have been involved if the holder had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying instruments have been deposited is determined to be an association taxable as a corporation instead of a non-taxable entity, the yield on the underlying instruments would be reduced by the amount of any taxes paid.
Certain custodial receipts and trust certificates may be synthetic or derivative instruments that pay interest at rates that reset inversely to changing short-term rates and/or have embedded interest rate floors and caps that require the issuer to pay an adjusted interest rate if market rates fall below, or rise above, a specified rate. These instruments include inverse and range floaters. Because some of these instruments represent relatively recent innovations and the trading market for these instruments is less developed than the markets for traditional types of instruments, it is uncertain how these instruments will perform under different economic and interest-rate scenarios. Also, because these instruments may be leveraged, their market values may be more volatile than other types of instruments and may present greater potential for capital gain or loss, including potentially loss of the entire principal investment. The possibility of default by an issuer or the issuer’s credit provider may be greater for these derivative instruments than for other types of instruments. In some cases, it may be difficult to determine the fair value of a derivative instrument because of a lack of reliable objective information, and an established secondary market for some instruments may not exist. In many cases, the IRS has not ruled on the tax treatment of the interest or payments received on such derivative instruments.
Delayed Funding Loans and Revolving Credit Facilities: Delayed funding loans and revolving credit facilities are borrowing arrangements in which the lender agrees to make loans, up to a maximum amount, upon demand by the borrower during a specified term. A revolving credit facility differs from a delayed funding loan in that, as the borrower repays the loan, an amount equal to the repayment may be borrowed again during the term of the revolving credit facility (whereas, in the case of a delayed funding loan, such amounts may not be “re-borrowed”). Delayed funding loans and revolving credit facilities usually provide for floating or variable rates of interest. Agreeing to participate in a delayed funding loan or a revolving credit facility may have the effect of requiring an increased investment in an issuer at a time when such investment might not otherwise have been made (including at a time when the issuer’s financial condition makes it unlikely that such amounts will be repaid). To the extent that there is such a commitment to advancing additional funds, assets that are determined to be liquid by the Investment Adviser or the Sub-Adviser in accordance with procedures established by the Board will at times be segregated, in an amount sufficient to meet such commitments.
Delayed funding loans and revolving credit facilities may be subject to restrictions on transfer and only limited opportunities may exist to resell such instruments. As a result, such investments may not be sold at an opportune time or may have to be resold at less than fair market value.
Event-Linked Bonds: Event-linked exposure typically results in gains or losses depending on the occurrence of a specific “trigger” event, such as a hurricane, earthquake, or other physical or weather-related phenomena. Some event-linked bonds are commonly referred to as “catastrophe bonds.” They may be issued by government agencies, insurance companies, reinsurers, special purpose corporations or other on-shore or off-shore entities. If a trigger event causes losses exceeding a specific amount in the geographic region and time period specified in a bond, there may be a loss of a portion, or all, of the principal invested in the bond. If no trigger event occurs, the principal plus interest will be recovered. For some event-linked bonds, the trigger event or losses may be based on issuer-wide losses, index-portfolio losses, industry indices, or readings of scientific instruments rather than specified actual losses. Event-linked bonds often provide for extensions of maturity that are mandatory, or optional, at the discretion of the issuer, in order to process and audit loss claims in those cases where a trigger event has, or possibly has, occurred.
Floating or Variable Rate Instruments: Variable and floating rate instruments are a type of debt instrument that provides for periodic adjustments in the interest rate paid on the instrument. Variable rate instruments provide for the automatic establishment of a new interest rate on set dates, while floating rate instruments provide for an automatic adjustment in the interest rate whenever a specified interest rate changes. Variable rate instruments will be deemed to have a maturity equal to the period remaining until the next readjustment of the interest rate.
There is a risk that the current interest rate on variable and floating rate instruments may not accurately reflect current market interest rates or adequately compensate the holder for the current creditworthiness of the issuer. Some variable or floating rate instruments are structured with liquidity features such as: (1) put options or tender options that permit holders (sometimes subject to conditions) to demand payment of the unpaid principal balance plus accrued interest from the issuers or certain financial intermediaries; or (2) auction rate features, remarketing provisions, or other maturity-shortening devices designed to enable the issuer to refinance or redeem outstanding debt instruments (market-dependent liquidity features). The market-dependent liquidity features may not operate as intended as a result of the issuer’s declining creditworthiness, adverse market conditions, or other factors or the inability or unwillingness of a participating broker-dealer to make a secondary market for such instruments. As a result, variable or floating rate instruments that include market-dependent liquidity features may lose value and the holders of such instruments may be required to retain them for an extended period of time or indefinitely.
Generally, changes in interest rates will have a smaller effect on the market value of variable and floating rate instruments than on the market value of comparable debt instruments. Thus, investing in variable and floating rate instruments generally allows less potential for capital appreciation and depreciation than investing in comparable debt instruments.
Guaranteed Investment Contracts: Guaranteed Investment Contracts (“GICs”) are issued by insurance companies. An insurance company issuing a GIC typically agrees, in return for the purchase price of the contract, to pay interest at an agreed upon rate (which may be a fixed or variable rate) and to repay principal. GICs typically guarantee that the interest rate will not be less than a certain minimum rate. The insurance company may assess periodic charges against a GIC for expense and service costs allocable to it, and the charges will be deducted from the value of the deposit fund. A GIC is a general obligation of the issuing insurance company and not a separate account. The purchase price paid for a GIC becomes part of the general assets of the insurance company, and the contract is paid from the insurance company’s general assets. Generally, a GIC is not assignable or transferable without the permission of the issuing insurance company, and an active secondary market in GICs does not currently exist. In addition, the issuer may not be able to pay the principal amount to the Fund on seven days’ notice or less, at which time the investment may be considered illiquid securities. GICs are not backed by the U.S. government nor are they insured by the FDIC. GICs are generally guaranteed only by the insurance companies that issue them.
High-Yield Securities: High-yield securities (commonly referred to as “junk bonds”) are debt instruments that are rated below investment grade. Investing in high-yield securities involves special risks in addition to the risks associated with investments in higher rated debt instruments. While investments in high-yield securities generally provide greater income and increased opportunity for capital appreciation than investments in higher quality securities, investments in high-yield securities typically entail greater price volatility as well as principal and income risk. High-yield securities are regarded as predominantly speculative with respect to the issuer’s continuing ability to meet principal and interest payments. Analysis of the creditworthiness of issuers of high-yield securities may be more complex than for issuers of higher quality debt instruments.
High-yield securities may be more susceptible to real or perceived adverse economic and competitive industry conditions than investment grade securities. The prices of high-yield securities are likely to be sensitive to adverse economic downturns or individual corporate developments. A projection of an economic downturn or of a period of rising interest rates, for example, could cause a decline in high-yield security prices because the advent of a recession could lessen the ability of a highly leveraged issuer to make principal and interest payments on its debt instruments. If an issuer of high-yield securities defaults, in addition to risking payment of all or a portion of interest and principal, additional expenses to seek recovery may be incurred.
The secondary market on which high-yield securities are traded may be less liquid than the market for higher grade securities. Less liquidity in the secondary trading market could adversely affect the price at which a high-yield security could be sold, and could adversely affect daily NAV. Adverse publicity and investor perceptions, whether or not based on fundamental analysis, may decrease the values and liquidity of high-yield securities, especially in a thinly traded market. When secondary markets for high-yield securities are less liquid than the market for higher grade securities, it may be more difficult to value lower rated securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available.
Credit ratings issued by credit rating agencies are designed to evaluate the safety of principal and interest payments of rated securities. They do not, however, evaluate the market value risk of lower-quality securities and, therefore, may not fully reflect the true risks of an investment. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or in the condition of the issuer that affect the market value of the securities. Consequently, credit ratings are used only as a preliminary indicator of investment quality. Each credit rating agency applies its own methodology in measuring creditworthiness and uses a specific rating scale to publish its ratings. Furthermore, high-yield debt instruments may not be registered under the 1933 Act, and, unless so registered, the Fund will not be able to sell such high-yield debt instruments except pursuant to an exemption from registration under the 1933 Act. This may further limit the Fund's ability to sell high-yield debt instruments or to obtain the desired price for such securities.

Special tax considerations are associated with investing in high-yield securities structured as zero-coupon or pay-in-kind instruments. Income accrues on these instruments prior to the receipt of cash payments, which income must be distributed to shareholders when it accrues, potentially requiring the liquidation of other investments, including at times when such liquidation may not be advantageous, in order to comply with the distribution requirements applicable to RICs under the Code.
Inflation-Indexed Bonds: Inflation-indexed bonds are debt instruments whose principal and/or interest value are adjusted periodically according to a rate of inflation (usually a consumer price index). Two structures are most common. The U.S. Treasury and some other issuers use a structure that accrues inflation into the principal value of the bond. Most other issuers pay out the inflation accruals as part of a semi-annual coupon.
U.S. Treasury Inflation Protected Securities (“TIPS”) currently are issued with maturities of five, ten, or thirty years, although it is possible that bonds with other maturities will be issued in the future. The principal amount of TIPS adjusts for inflation, although the inflation-adjusted principal is not paid until maturity. Semi-annual coupon payments are determined as a fixed percentage of the inflation-adjusted principal at the time the payment is made.
If the rate measuring inflation falls, the principal value of inflation-indexed bonds will be adjusted downward, and consequently the interest payable on these bonds (calculated with respect to a smaller principal amount) will be reduced. At maturity, TIPS are redeemed at the greater of their inflation-adjusted principal or at the par amount at original issue. If an inflation-indexed bond does not provide a guarantee of principal at maturity, the adjusted principal value of the bond repaid at maturity may be less than the original principal.
The value of inflation-indexed bonds is expected to change in response to changes in real interest rates. Real interest rates in turn are tied to the relationship between nominal interest rates and the rate of inflation. For example, if inflation were to rise at a faster rate than nominal interest rates, real interest rates would likely decline, leading to an increase in value of inflation-indexed bonds. In contrast, if nominal interest rates increase at a faster rate than inflation, real interest rates would likely rise, leading to a decrease in value of inflation-indexed bonds.
While these bonds, if held to maturity, are expected to be protected from long-term inflationary trends, short-term increases in inflation may lead to a decline in value. If nominal interest rates rise due to reasons other than inflation (for example, due to an expansion of non-inflationary economic activity), investors in these bonds may not be protected to the extent that the increase in rates is not reflected in the bond’s inflation measure.
The inflation adjustment of TIPS is tied to the Consumer Price Index for Urban Consumers (“CPI-U”), which is calculated monthly by the U.S. Bureau of Labor Statistics. The CPI-U is a measurement of price changes in the cost of living, made up of components such as housing, food, transportation, and energy.
Other issuers of inflation-protected bonds include other U.S. government agencies or instrumentalities, corporations, and foreign governments. There can be no assurance that the CPI-U or any foreign inflation index will accurately measure the real rate of inflation in the prices of goods and services. Moreover, there can be no assurance that the rate of inflation in a foreign country will be correlated to the rate of inflation in the United States. If interest rates rise due to reasons other than inflation (for example, due to changes in currency exchange rates), investors in these bonds may not be protected to the extent that the increase is not reflected in the bond’s inflation measure.
Any increase in principal for an inflation-protected bond resulting from inflation adjustments is considered to be taxable income in the year it occurs. For direct holders of inflation-protected bonds, this means that taxes must be paid on principal adjustments even though these amounts are not received until the bond matures. Similarly, with respect to inflation-protected instruments held by the Fund, both interest income and the income attributable to principal adjustments must currently be distributed to shareholders in the form of cash or reinvested shares.
Inverse Floating Rate Securities: Inverse floaters have variable interest rates that typically move in the opposite direction from movements in prevailing interest rates, most often short-term rates. Accordingly, the values of inverse floaters, or other instruments or certificates structured to have similar features, generally move in the opposite direction from interest rates. The value of an inverse floater can be considerably more volatile than the value of other debt instruments of comparable maturity and quality. Inverse floaters incorporate varying degrees of leverage. Generally, greater leverage results in greater price volatility for any given change in interest rates. Inverse floaters may be subject to legal or contractual restrictions on resale and therefore may be less liquid than other types of instruments.
Mortgage-Related Securities: Mortgage-related securities are interests in pools of residential or commercial mortgage loans, including mortgage loans made by savings and loan institutions, mortgage bankers, commercial banks and others. Pools of mortgage loans are assembled as securities for sale to investors by various governmental, government-related and private organizations. There may also be investments in debt instruments which are secured with collateral consisting of mortgage-related securities (see “Collateralized Mortgage Obligations”).
Financial downturns (particularly an increase in delinquencies and defaults on residential mortgages, falling home prices, and unemployment) may adversely affect the market for mortgage-related securities. Many so-called sub-prime mortgage pools become distressed during periods of economic distress and may trade at significant discounts to their face value during such periods. In addition, for mortgage-related securities, when market conditions result in an increase in the default rates on the underlying mortgages and the foreclosure values of the underlying real estate are below the outstanding amount of the underlying mortgages, collection of the full amount of accrued interest and principal on these investments may be doubtful. Such market conditions may significantly impair the value and liquidity of these investments and may result in a lack of correlation between their credit ratings and value. Certain types of real estate may be adversely affected by changing usage trends, such as office buildings as a result of work-from-home practices and commercial facilities as a result of an increase in online shopping, which could in turn result in defaults and declines in value of mortgage-related securities secured by such properties. In addition, various market and governmental actions may impair the ability to foreclose on or exercise other remedies against underlying mortgage holders, or may reduce the amount received upon foreclosure. These factors may cause certain mortgage-related securities to experience lower valuations and reduced liquidity. There is also no assurance that the U.S. government will take further action to support the mortgage-related securities industry, as it has in the past, should the economy experience another downturn. Further, legislative action and any future government actions may significantly alter the manner in which the mortgage-related securities market functions. Each of these factors could ultimately increase the risk of losses on mortgage-related securities.
Mortgage Pass-Through Securities: Interests in pools of mortgage-related securities differ from other forms of debt instruments, which normally provide for periodic payment of interest in fixed amounts with principal payments at maturity or specified call dates. Instead, these securities provide a monthly payment which consists of both interest and principal payments. In effect, these payments are a “pass-through” of the monthly payments made by the individual borrowers on their residential or commercial mortgage loans, net of any fees paid to the issuer or guarantor of such securities. Additional payments are caused by repayments of principal resulting from the sale of the underlying property, refinancing or foreclosure, net of fees or costs which may be incurred. Some mortgage-related securities (such as securities issued by GNMA) are described as “modified pass-through.” These securities entitle the holder to receive all interest and principal payments owed on the mortgage pool, net of certain fees, at the scheduled payment dates regardless of whether or not the mortgagor actually makes the payment.
The rate of pre-payments on underlying mortgages will affect the price and volatility of a mortgage-related security, and may have the effect of shortening or extending the effective duration of the security relative to what was anticipated at the time of purchase. To the extent that unanticipated rates of pre-payment on underlying mortgages increase the effective duration of a mortgage-related security, the volatility of such security can be expected to increase. The residential mortgage market in the United States has in the past experienced difficulties that may adversely affect the performance and market value of certain mortgage-related investments. Delinquencies and losses on residential mortgage loans (especially subprime and second-lien mortgage loans) generally have increased in the past and may continue to increase, and a decline in or flattening of housing values (as has occurred in the past and which may continue to occur in many housing markets) may exacerbate such delinquencies and losses. Borrowers with adjustable rate mortgage loans are more sensitive to changes in interest rates, which affect their monthly mortgage payments, and may be unable to secure replacement mortgages at comparably low interest rates. Also, a number of residential mortgage loan originators have experienced serious financial difficulties or bankruptcy. Due largely to the foregoing, reduced investor demand for mortgage loans and mortgage-related securities and increased investor yield requirements have caused limited liquidity in the secondary market for certain mortgage-related securities, which can adversely affect the market value of mortgage-related securities. It is possible that such limited liquidity in such secondary markets could continue or worsen.
Adjustable Rate Mortgage-Backed Securities: Adjustable rate mortgage-backed securities (“ARM MBSs”) have interest rates that reset at periodic intervals. Acquiring ARM MBSs permits participation in increases in prevailing current interest rates through periodic adjustments in the coupons of mortgages underlying the pool on which ARM MBSs are based. Such ARM MBSs generally have higher current yield and lower price fluctuations than is the case with more traditional debt instruments of comparable rating and maturity. In addition, when prepayments of principal are made on the underlying mortgages during periods of rising interest rates, there can be reinvestment in the proceeds of such prepayments at rates higher than those at which they were previously invested. Mortgages underlying most ARM MBSs, however, have limits on the allowable annual or lifetime increases that can be made in the interest rate that the mortgagor pays. Therefore, if current interest rates rise above such limits over the period of the limitation, there is no benefit from further increases in interest rates. Moreover, when interest rates are in excess of coupon rates (i.e., the rates being paid by mortgagors) of the mortgages, ARM MBSs behave more like debt instruments and less like adjustable rate debt instruments and are subject to the risks associated with debt instruments. In addition, during periods of rising interest rates, increases in the coupon rate of adjustable rate mortgages generally lag current market interest rates slightly, thereby creating the potential for capital depreciation on such securities.
Agency Mortgage-Related Securities: The principal governmental guarantor of mortgage-related securities is GNMA. GNMA is a wholly owned U.S. government corporation within the Department of Housing and Urban Development. GNMA is authorized to guarantee, with the full faith and credit of the U.S. government, the timely payment of principal and interest on securities issued by institutions approved by GNMA (such as savings and loan institutions, commercial banks and mortgage bankers) and backed by pools of mortgages insured by the Federal Housing Administration (the “FHA”), or guaranteed by the Department of Veterans Affairs (the “VA”). Government-related guarantors (i.e., not backed by the full faith and credit of the U.S. government) include FNMA and FHLMC. FNMA is a government-sponsored corporation. FNMA purchases conventional (i.e., not insured or guaranteed by any government agency) residential mortgages from a list of approved sellers/servicers which include state and federally chartered savings and loan associations, mutual savings banks, commercial banks and credit unions and mortgage bankers. Pass-through securities issued by FNMA are guaranteed as to timely payment of principal and interest by FNMA, but are not backed by the full faith and credit of the U.S. government. FHLMC is a government-sponsored corporation that issues Participation Certificates (“PCs”), which are pass-through securities, each representing an undivided interest in a pool of residential mortgages. FHLMC guarantees the timely payment of interest and ultimate collection of principal, but PCs are not backed by the full faith and credit of the U.S. government.
On September 6, 2008, the Federal Housing Finance Agency (“FHFA”) placed FNMA and FHLMC into conservatorship. As the conservator, FHFA succeeded to all rights, titles, powers and privileges of FNMA and FHLMC and of any stockholder, officer or director of FNMA and FHLMC with respect to FNMA and FHLMC and the assets of FNMA and FHLMC. FHFA selected a new chief executive officer and chairman of the board of directors for each of FNMA and FHLMC.

FNMA and FHLMC are continuing to operate as going concerns while in conservatorship and each remain liable for all of its obligations, including its guaranty obligations, associated with its mortgage-backed securities. The Senior Preferred Stock Purchase Agreement is intended to enhance each of FNMA’s and FHLMC’s ability to meet its obligations. The FHFA has indicated that the conservatorship of each enterprise will end when the director of FHFA determines that FHFA’s plan to restore the enterprise to a safe and solvent condition has been completed.
Under the Federal Housing Finance Regulatory Reform Act of 2008 (the “Reform Act”), which was included as part of the Housing and Economic Recovery Act of 2008, FHFA, as conservator or receiver, has the power to repudiate any contract entered into by FNMA or FHLMC prior to FHFA’s appointment as conservator or receiver, as applicable, if FHFA determines, in its sole discretion, that performance of the contract is burdensome and that repudiation of the contract promotes the orderly administration of FNMA’s or FHLMC’s affairs. The Reform Act requires FHFA to exercise its right to repudiate any contract within a reasonable period of time after its appointment as conservator or receiver.
FHFA, in its capacity as conservator, has indicated that it has no intention to repudiate the guaranty obligations of FNMA or FHLMC because FHFA views repudiation as incompatible with the goals of the conservatorship. However, in the event that FHFA, as conservator or if it is later appointed as receiver for FNMA or FHLMC, were to repudiate any such guaranty obligation, the conservatorship or receivership estate, as applicable, would be liable for actual direct compensatory damages in accordance with the provisions of the Reform Act. Any such liability could be satisfied only to the extent of FNMA’s or FHLMC’s assets available therefor.
In the event of repudiation, the payments of interest to holders of FNMA or FHLMC mortgage-backed securities would be reduced if payments on the mortgage loans represented in the mortgage loan groups related to such mortgage-backed securities are not made by the borrowers or advanced by the servicer. Any actual direct compensatory damages for repudiating these guaranty obligations may not be sufficient to offset any shortfalls experienced by such mortgage-backed security holders.
Further, in its capacity as conservator or receiver, FHFA has the right to transfer or sell any asset or liability of FNMA or FHLMC without any approval, assignment or consent. Although FHFA has stated that it has no present intention to do so, if FHFA, as conservator or receiver, were to transfer any such guaranty obligation to another party, holders of FNMA or FHLMC mortgage-backed securities would have to rely on that party for satisfaction of the guaranty obligation and would be exposed to the credit risk of that party.
In addition, certain rights provided to holders of mortgage-backed securities issued by FNMA and FHLMC under the operative documents related to such securities may not be enforced against FHFA, or enforcement of such rights may be delayed, during the conservatorship or any future receivership. The operative documents for FNMA and FHLMC mortgage-backed securities may provide (or with respect to securities issued prior to the date of the appointment of the conservator may have provided) that upon the occurrence of an event of default on the part of FNMA or FHLMC, in its capacity as guarantor, which includes the appointment of a conservator or receiver, holders of such mortgage-backed securities have the right to replace FNMA or FHLMC as trustee if the requisite percentage of mortgage-backed securities holders consent. The Reform Act prevents mortgage-backed security holders from enforcing such rights if the event of default arises solely because a conservator or receiver has been appointed. The Reform Act also provides that no person may exercise any right or power to terminate, accelerate or declare an event of default under certain contracts to which FNMA or FHLMC is a party, or obtain possession of or exercise control over any property of FNMA or FHLMC, or affect any contractual rights of FNMA or FHLMC, without the approval of FHFA, as conservator or receiver, for a period of 45 or 90 days following the appointment of FHFA as conservator or receiver, respectively.
The future status and role of FNMA and FHLMC could be impacted by various actions and developments, including actions taken by the FHFA in FHFA's role as conservator, restrictions placed on FNMA and FHLMC, and future legislative and regulatory actions and developments that alter the operations, ownership, structure and/or mission of FNMA and FHLMC. Such developments may, in turn, impact the value of securities issued or guaranteed by FNMA and FHLMC, which could cause a Fund to lose value.
To the extent third party entities involved with mortgage-backed securities issued by private issuers are involved in litigation relating to the securities, actions may be taken that are adverse to the interests of holders of the mortgage-backed securities, including the Fund. For example, third parties may seek to withhold proceeds due to holders of the mortgage-related securities, including the Fund, to cover legal or related costs. Any such action could result in losses to the Fund.
Collateralized Mortgage Obligations: Collateralized Mortgage Obligations (“CMOs”) are debt obligations of a legal entity that are collateralized by mortgages and divided into classes. Similar to a bond, interest and prepaid principal is paid, in most cases, on a monthly basis. CMOs may be collateralized by whole mortgage loans or private mortgage bonds, but are more typically collateralized by portfolios of mortgage pass-through securities guaranteed by GNMA, FHLMC, or FNMA, and their income streams. The issuer of a series of mortgage pass-through securities may elect to be treated as a REMIC. REMICs include governmental and/or private entities that issue a fixed pool of mortgages secured by an interest in real property. REMICs are similar to CMOs in that they issue multiple classes of securities, but unlike CMOs, which are required to be structured as debt instruments, REMICs may be structured as indirect ownership interests in the underlying assets of the REMICs themselves. Although CMOs and REMICs differ in certain respects, characteristics of CMOs described below apply in most cases to REMICs as well.
CMOs are structured into multiple classes, often referred to as “tranches,” with each class bearing a different stated maturity and entitled to a different schedule for payments of principal and interest, including pre-payments. Actual maturity and average life will depend upon the pre-payment experience of the collateral. In the case of certain CMOs (known as “sequential pay” CMOs), payments of principal received from the pool of underlying mortgages, including pre-payments, are applied to the classes of CMOs in the order of their respective final distribution dates. Thus, no payment of principal will be made to any class of sequential pay CMOs until all other classes having an earlier final distribution date have been paid in full.

As CMOs have evolved, some classes of CMO bonds have become more common. For example, there may be investments in parallel-pay and planned amortization class (“PAC”) CMOs and multi-class pass-through certificates. Parallel-pay CMOs and multi-class pass-through certificates are structured to provide payments of principal on each payment date to more than one class. These simultaneous payments are taken into account in calculating the stated maturity date or final distribution date of each class, which, as with other CMO and multi-class pass-through structures, must be retired by its stated maturity date or final distribution date but may be retired earlier. PACs generally require payments of a specified amount of principal on each payment date. PACs are parallel-pay CMOs with the required principal amount on such securities having the highest priority after interest has been paid to all classes. Any CMO or multi-class pass through structure that includes PAC securities must also have support tranches—known as support bonds, companion bonds or non-PAC bonds—which lend or absorb principal cash flows to allow the PAC securities to maintain their stated maturities and final distribution dates within a range of actual prepayment experience. These support tranches are subject to a higher level of maturity risk compared to other mortgage-related securities, and usually provide a higher yield to compensate investors. If principal cash flows are received in amounts outside a pre-determined range such that the support bonds cannot lend or absorb sufficient cash flows to the PAC securities as intended, the PAC securities are subject to heightened maturity risk. A manager may invest in various tranches of CMO bonds, including support bonds.
CMO Residuals: CMO residuals are mortgage securities issued by agencies or instrumentalities of the U.S. government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing.
The cash flow generated by the mortgage assets underlying a series of CMOs is applied first to make required payments of principal and interest on the CMOs and second to pay the related administrative expenses and any management fee of the issuer. The residual in a CMO structure generally represents the interest in any excess cash flow remaining after making the foregoing payments. Each payment of such excess cash flow to a holder of the related CMO residual represents income and/or a return of capital. The amount of residual cash flow resulting from a CMO will depend on, among other things, the characteristics of the mortgage assets, the coupon rate of each class of CMO, prevailing interest rates, the amount of administrative expenses and the pre-payment experience on the mortgage assets. In particular, the yield to maturity on CMO residuals is extremely sensitive to pre-payments on the related underlying mortgage assets, in the same manner as an interest-only (“IO”) class of stripped mortgage-backed securities. See “Mortgage-Related Securities—Stripped Mortgage-Backed Securities.” In addition, if a series of a CMO includes a class that bears interest at an adjustable rate, the yield to maturity on the related CMO residual will also be extremely sensitive to changes in the level of the index upon which interest rate adjustments are based. As described below with respect to stripped mortgage-backed securities, in certain circumstances, the initial investment in a CMO residual may never be fully recouped.
CMO residuals are generally purchased and sold by institutional investors through several investment banking firms acting as brokers or dealers. Transactions in CMO residuals are generally completed only after careful review of the characteristics of the securities in question. In addition, CMO residuals may, or pursuant to an exemption therefrom may not, have been registered under the 1933 Act. CMO residuals, whether or not registered under the 1933 Act, may be subject to certain restrictions on transferability.
Commercial Mortgage-Backed Securities: Commercial mortgage-backed securities include securities that reflect an interest in, and are secured by, mortgage loans on commercial real property. Many of the risks of investing in commercial mortgage-backed securities reflect the risks of investing in the real estate securing the underlying mortgage loans. These risks reflect the effects of local and other economic conditions on real estate markets, the ability of tenants to make loan payments, and the ability of a property to attract and retain tenants. Commercial mortgage-backed securities may be less liquid and exhibit greater price volatility than other types of mortgage- or asset-backed securities.
Credit Risk Transfer Securities: Credit risk transfer securities are fixed‑ or floating-rate unsecured debt obligations issued from time to time by Freddie Mac, Fannie Mae or another government-sponsored entity (“GSE”). Typically, such securities are issued at par and have stated final maturities. Interest is paid directly by the issuing entity, and principal payments are made by the issuing entity based on the principal payments and default performance of a specified pool of residential mortgage loans acquired by the entity (the “reference obligations”).
The performance of credit risk transfer securities is directly affected by the composition and performance of the reference obligations selected by the issuing entity. Such securities are typically issued in multiple tranches, with each tranche having different levels of credit exposure to the reference obligations and different priorities with respect to the allocation of principal repayments and credit losses. The yield on a tranche is influenced by, among other factors, the amount and timing of specified credit events affecting the reference obligations, borrower prepayments, and any removals of loans from the reference pool.
Credit risk transfer securities are unsecured obligations of the issuing entity and are not directly backed by, or secured by any interest in, the underlying mortgage loans. Accordingly, holders of such securities have no direct recourse to the reference obligations. In the event that the issuing entity is unable to pay interest or principal on its credit risk transfer securities, or becomes subject to bankruptcy, insolvency, or similar proceedings, investors generally would have recovery rights only as unsecured creditors of the issuing entity.
The Fund may also invest in credit risk transfer securities issued by private entities, such as banks or other financial institutions. These securities are subject to risks similar to those associated with credit risk transfer securities issued by GSEs, and may be subject to additional credit risk to the extent such issuers are less creditworthy than GSEs.
The risks associated with an investment in credit risk transfer securities differ from those associated with traditional mortgage-backed securities that benefit from guarantees or credit support from Fannie Mae, Freddie Mac, or other government-sponsored entities, because some or all of the mortgage default and credit risk associated with the underlying mortgage loans is transferred to investors in credit risk transfer securities. As a result, credit risk transfer securities involve a substantially greater risk of loss.

Reverse Mortgage-Related Securities and Other Mortgage-Related Securities: Reverse mortgage-related securities and other mortgage-related securities include securities other than those described above that directly or indirectly represent a participation in, or are secured by and payable from, mortgage loans on real property, including mortgage dollar rolls, or stripped mortgage-backed securities (“SMBS”). Other mortgage-related securities may be equity or debt instruments issued by agencies or instrumentalities of the U.S. government or by private originators of, or investors in, mortgage loans, including savings and loan associations, homebuilders, mortgage banks, commercial banks, investment banks, partnerships, trusts and special purpose entities of the foregoing.
Mortgage-related securities include, among other things, securities that reflect an interest in reverse mortgages. In a reverse mortgage, a lender makes a loan to a homeowner based on the homeowner’s equity in his or her home. While a homeowner must be age 62 or older to qualify for a reverse mortgage, reverse mortgages may have no income restrictions. Repayment of the interest or principal for the loan is generally not required until the homeowner dies, sells the home, or ceases to use the home as his or her primary residence.
There are three general types of reverse mortgages: (1) single-purpose reverse mortgages, which are offered by certain state and local government agencies and nonprofit organizations; (2) federally-insured reverse mortgages, which are backed by the U.S. Department of Housing and Urban Development; and (3) proprietary reverse mortgages, which are privately offered loans. A mortgage-related security may be backed by a single type of reverse mortgage. Reverse mortgage-related securities include agency and privately issued mortgage-related securities. The principal government guarantor of reverse mortgage-related securities is GNMA.
Reverse mortgage-related securities may be subject to risks different than other types of mortgage-related securities due to the unique nature of the underlying loans. The date of repayment for such loans is uncertain and may occur sooner or later than anticipated. The timing of payments for the corresponding mortgage-related security may be uncertain. Because reverse mortgages are offered only to persons 62 and older and there may be no income restrictions, the loans may react differently than traditional home loans to market events.
Stripped Mortgage-Backed Securities: SMBS are derivative multi-class mortgage securities. SMBS may be issued by agencies or instrumentalities of the U.S. government, or by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage banks, commercial banks, investment banks and special purpose entities of the foregoing.
SMBS are usually structured with two classes that receive different proportions of the interest and principal distributions on a pool of mortgage assets. A common type of SMBS will have one class receiving some of the interest and most of the principal from the mortgage assets, while the other class will receive most of the interest and the remainder of the principal. In the most extreme case, one class will receive all of the interest (the “IO class”), while the other class will receive all of the principal (the principal-only or “PO class”). The yield to maturity on an IO class is extremely sensitive to the rate of principal payments (including pre-payments) on the related underlying mortgage assets, and a rapid rate of principal payments may have a material adverse effect on a yield to maturity from these securities. If the underlying mortgage assets experience greater than anticipated pre-payments of principal, there may be failure to recoup some or all of the initial investment in these securities even if the security is in one of the highest rating categories.
Privately Issued Mortgage-Related Securities: Commercial banks, savings and loan institutions, private mortgage insurance companies, mortgage bankers and other secondary market issuers also create pass-through pools of conventional residential mortgage loans. Such issuers may be the originators and/or servicers of the underlying mortgage loans as well as the guarantors of the mortgage-related securities. Pools created by such non-governmental issuers generally offer a higher rate of interest than government and government-related pools because there are no direct or indirect government or agency guarantees of payments in the former pools. However, timely payment of interest and principal of these pools may be supported by various forms of insurance or guarantees, including individual loan, title, pool and hazard insurance and letters of credit, which may be issued by governmental entities or private insurers. Such insurance and guarantees and the creditworthiness of the issuers thereof will be considered in determining whether a mortgage-related security meets certain investment quality standards. There can be no assurance that insurers or guarantors can meet their obligations under the insurance policies or guarantee arrangements. Mortgage-related securities without insurance or guarantees may be bought if, through an examination of the loan experience and practices of the originators/servicers and poolers, the Investment Adviser or Sub-Adviser determines that the securities meet certain quality standards. Securities issued by certain private organizations may not be readily marketable.
Privately issued mortgage-related securities are not subject to the same underwriting requirements for the underlying mortgages that are applicable to those mortgage-related securities that have a government or government-sponsored entity guarantee. As a result, the mortgage loans underlying privately issued mortgage-related securities may, and frequently do, have less favorable collateral, credit risk or other underwriting characteristics than government or government-sponsored mortgage-related securities and have wider variances in a number of terms including interest rate, term, size, purpose and borrower characteristics. Mortgage pools underlying privately issued mortgage-related securities more frequently include second mortgages, high loan-to-value ratio mortgages and manufactured housing loans, in addition to commercial mortgages and other types of mortgages where a government or government sponsored entity guarantee is not available. The coupon rates and maturities of the underlying mortgage loans in a privately-issued mortgage-related securities pool may vary to a greater extent than those included in a government guaranteed pool, and the pool may include subprime mortgage loans. Subprime loans are loans made to borrowers with weakened credit histories or with a lower capacity to make timely payments on their loans. For these reasons, the loans underlying these securities have had in many cases higher default rates than those loans that meet government underwriting requirements.
The risk of non-payment is greater for mortgage-related securities that are backed by loans that were originated under weak underwriting standards, including loans made to borrowers with limited means to make repayment. A level of risk exists for all loans, although, historically, the poorest performing loans have been those classified as subprime. Other types of privately issued mortgage-related securities, such as those classified as pay-option adjustable rate or Alt-A have also performed poorly. Even loans classified as prime have experienced higher levels of delinquencies and defaults. Market factors that may adversely affect mortgage loan repayment include adverse economic conditions, unemployment, a decline in the value of real property, or an increase in interest rates.
Privately issued mortgage-related securities are not traded on an exchange and there may be a limited market for the securities, especially when there is a perceived weakness in the mortgage and real estate market sectors. Without an active trading market, mortgage-related securities may be particularly difficult to value because of the complexities involved in assessing the value of the underlying mortgage loans.
Privately issued mortgage-related securities are originated, packaged and serviced by third party entities. It is possible that these third parties could have interests that are in conflict with the holders of mortgage-related securities, and such holders could have rights against the third parties or their affiliates. For example, if a loan originator, servicer or its affiliates engaged in negligence or willful misconduct in carrying out its duties, then a holder of the mortgage-related security could seek recourse against the originator/servicer or its affiliates, as applicable. Also, as a loan originator/servicer, the originator/servicer or its affiliates may make certain representations and warranties regarding the quality of the mortgages and properties underlying a mortgage-related security. If one or more of those representations or warranties is false, then the holders of the mortgage-related securities could trigger an obligation of the originator/servicer or its affiliates, as applicable, to repurchase the mortgages from the issuing trust. Notwithstanding the foregoing, many of the third parties that are legally bound by trust and other documents have failed to perform their respective duties, as stipulated in such trust and other documents, and investors have had limited success in enforcing terms.
Mortgage-related securities that are issued or guaranteed by the U.S. government, its agencies or instrumentalities, are not subject to the investment restrictions related to industry concentration by virtue of the exclusion from that test available to all U.S. government securities. The assets underlying such securities may be represented by a portfolio of residential or commercial mortgages (including both whole mortgage loans and mortgage participation interests that may be senior or junior in terms of priority of repayment) or portfolios of mortgage pass-through securities issued or guaranteed by GNMA, FNMA or FHLMC. Mortgage loans underlying a mortgage-related security may in turn be insured or guaranteed by the FHA or the VA. In the case of privately issued mortgage-related securities whose underlying assets are neither U.S. government securities nor U.S. government-insured mortgages, to the extent that real properties securing such assets may be located in the same geographical region, the security may be subject to a greater risk of default than other comparable securities in the event of adverse economic, political or business developments that may affect such region and, ultimately, the ability of residential homeowners to make payments of principal and interest on the underlying mortgages.
Tiered Index Bonds: Tiered index bonds are relatively new forms of mortgage-related securities. The interest rate on a tiered index bond is tied to a specified index or market rate. So long as this index or market rate is below a predetermined “strike” rate, the interest rate on the tiered index bond remains fixed. If, however, the specified index or market rate rises above the “strike” rate, the interest rate of the tiered index bond will decrease. Thus, under these circumstances, the interest rate on a tiered index bond, like an inverse floater, will move in the opposite direction of prevailing interest rates, with the result that the price of the tiered index bond may be considerably more volatile than that of a fixed-rate bond.
Municipal Securities: Municipal securities are debt instruments issued by state and local governments, municipalities, territories and possessions of the United States, regional government authorities, and their agencies and instrumentalities of states, and multi-state agencies or authorities, the interest of which, in the opinion of bond counsel to the issuer at the time of issuance, is exempt from U.S. federal income tax. Municipal securities include both notes (which have maturities of less than one (1) year) and bonds (which have maturities of one (1) year or more) that bear fixed or variable rates of interest.
In general, municipal securities are issued to obtain funds for a variety of public purposes such as the construction, repair, or improvement of public facilities including airports, bridges, housing, hospitals, mass transportation, schools, streets, water and sewer works. Municipal securities may be issued to refinance outstanding obligations as well as to raise funds for general operating expenses and lending to other public institutions and facilities.
The two principal classifications of municipal securities are “general obligation” securities and “revenue” securities. General obligation securities are obligations secured by the issuer’s pledge of its full faith, credit, and taxing power for the payment of principal and interest. Characteristics and methods of enforcement of general obligation bonds vary according to the law applicable to a particular issuer, and the taxes that can be levied for the payment of debt instruments may be limited or unlimited as to rates or amounts of special assessments. Revenue securities are payable only from the revenues derived from a particular facility, a class of facilities or, in some cases, from the proceeds of a special excise tax. Revenue bonds are issued to finance a wide variety of capital projects including, among others: electric, gas, water, and sewer systems; highways, bridges, and tunnels; port and airport facilities; colleges and universities; and hospitals. Conditions in those sectors may affect the overall municipal securities markets.
Some longer-term municipal bonds give the investor the right to “put” or sell the security at par (face value) to the issuer within a specified number of days following the investor’s request. This demand feature enhances a security’s liquidity by shortening its effective maturity and enables it to trade at a price equal to or very close to par. If a demand feature terminates prior to being exercised, the longer-term securities still held could experience substantially more volatility.
Insured municipal debt involves scheduled payments of interest and principal guaranteed by a private, non-governmental or governmental insurance company. The insurance does not guarantee the market value of the municipal debt or the value of the shares.

Municipal securities are subject to credit and market risk. Generally, prices of higher quality issues tend to fluctuate less with changes in market interest rates than prices of lower quality issues and prices of longer maturity issues tend to fluctuate more than prices of shorter maturity issues. The secondary market for municipal bonds typically has been less liquid than that for taxable debt instruments, and this may affect the Fund’s ability to sell particular municipal bonds at then-current market prices, especially in periods when other investors are attempting to sell the same securities.
Prices and yields on municipal bonds are dependent on a variety of factors, including general money-market conditions, the financial condition of the issuer, general conditions of the municipal bond market, the size of a particular offering, the maturity of the obligation and the rating of the issue. A number of these factors, including the ratings of particular issues, are subject to change from time to time. Information about the financial condition of an issuer of municipal bonds may not be as extensive as that which is made available by corporations whose securities are publicly traded.
Securities, including municipal securities, are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the federal Bankruptcy Code (including special provisions related to municipalities and other public entities), and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power, ability or willingness of issuers to meet their obligations for the payment of interest and principal on their municipal securities may be materially affected or their obligations may be found to be invalid or unenforceable. Such litigation or conditions may from time to time have the effect of introducing uncertainties in the market for municipal securities or certain segments thereof, or of materially affecting the credit risk with respect to particular securities. Adverse economic, business, legal or political developments might affect all or a substantial portion of the Fund’s municipal securities in the same manner.
From time to time, proposals have been introduced before Congress that, if enacted, would have the effect of restricting or eliminating the United States federal income tax exemption for interest on debt instruments issued by states and their political subdivisions. United States federal tax laws limit the types and amounts of tax-exempt bonds issuable for certain purposes, especially industrial development bonds and private activity bonds. Such limits may affect the future supply and yields of these types of municipal securities. Further proposals limiting the issuance of municipal securities may well be introduced in the future.
Industrial Development and Pollution Control Bonds: Industrial development bonds and pollution control bonds, which in most cases are revenue bonds and generally are not payable from the unrestricted revenues of an issuer, are issued by or on behalf of public authorities to raise money to finance privately operated facilities for business, manufacturing, housing, sport complexes, and pollution control. The principal security for these bonds is generally the net revenues derived from a particular facility, group of facilities, or in some cases, the proceeds of a special excise tax or other specific revenue sources. Consequently, the credit quality of these securities is dependent upon the ability of the user of the facilities financed by the bonds and any guarantor to meet its financial obligations.
Moral Obligation Securities: Moral obligation securities are usually issued by special purpose public authorities. A moral obligation security is a type of state issued municipal bond which is backed by a moral, not a legal, obligation. If the issuer of a moral obligation security cannot fulfill its financial responsibilities from current revenues, it may draw upon a reserve fund, the restoration of which is a moral commitment, but not a legal obligation, of the state or municipality that created the issuer.
Municipal Lease Obligations and Certificates of Participation: Municipal lease obligations and participations in municipal leases are undivided interests in an obligation in the form of a lease or installment purchase or conditional sales contract which is issued by a state, local government, or a municipal financing corporation to acquire land, equipment, and/or facilities (collectively hereinafter referred to as “Lease Obligations”). Generally Lease Obligations do not constitute general obligations of the municipality for which the municipality’s taxing power is pledged. Instead, a Lease Obligation is ordinarily backed by the municipality’s covenant to budget for, appropriate, and make the payments due under the Lease Obligation. As a result of this structure, Lease Obligations are generally not subject to state constitutional debt limitations or other statutory requirements that may apply to other municipal securities.
Lease Obligations may contain “non-appropriation” clauses, which provide that the municipality has no obligation to make lease or installment purchase payments in future years unless money is appropriated for that purpose on a yearly basis. If the municipality does not appropriate in its budget enough to cover the payments on the Lease Obligation, the lessor may have the right to repossess and relet the property to another party. Depending on the property subject to the lease, the value of the property may not be sufficient to cover the debt.
In addition to the risk of “non-appropriation,” municipal lease securities may not have as highly liquid a market as conventional municipal bonds.
Short-Term Municipal Obligations: Short-term municipal securities include tax anticipation notes, revenue anticipation notes, bond anticipation notes, construction loan notes and short-term discount notes. Tax anticipation notes are used to finance working capital needs of municipalities and are issued in anticipation of various seasonal tax revenues, to be payable from these specific future taxes. They are usually general obligations of the issuer, secured by the taxing power of the municipality for the payment of principal and interest when due. Revenue anticipation notes are generally issued in expectation of receipt of other kinds of revenue, such as the revenues expected to be generated from a particular project. Bond anticipation notes normally are issued to provide interim financing until long-term financing can be arranged. The long-term bonds then provide the money for the repayment of the notes. Construction loan notes are sold to provide construction financing for specific projects. After successful completion and acceptance, many such projects may receive permanent financing through another source. Short-term Discount notes (tax-exempt commercial paper) are short-term (365 days or less) promissory notes issued by municipalities to supplement their cash flow. Revenue anticipation notes, construction loan notes, and short-term discount notes may, but will not necessarily, be general obligations of the issuer.

Private Credit Assets: The Fund invests directly in private credit instruments, which are typically loans or debt obligations of a broad range of obligors, including corporate borrowers, commercial real estate owners, special purpose vehicles, financial sponsors, asset-originating platforms, consumers, and other private borrowers. These investments are generally illiquid and not traded on public markets. As a result, the Fund may be unable to resell certain investments for extended periods, which may be several years, or may only be able to sell them at prices substantially below the values assigned by the Fund.
Valuations of private credit investments are based on models and assumptions rather than observable market prices. These valuations may differ significantly from the amounts realized upon sale, which could result in losses.
Private credit obligors may include highly leveraged borrowers, commercial real estate owners, asset-based borrowers, or pools of underlying receivables or loans, and such obligors or underlying assets may not be rated by nationally recognized credit rating agencies. The Fund may, from time to time, focus its private credit investments in a particular industry, asset type, or sector, which could result in outsized exposure to sector-specific risks.
Loans may lack financial covenants, reducing early warning protections and increasing default risk. Credit quality can vary significantly based on factors such as total leverage, amount of debt senior to the Fund’s position, variability in cash flows, the size and financial condition of the obligor, the quality, diversification, and performance of collateral or underlying receivables, and the quality and coverage of assets securing the debt. Certain investments may be asset-based, relying on collateral whose value may fluctuate, including real estate, equipment, inventory, receivables, consumer loans, or other financial or physical assets.
Private credit investments may include, among others, private corporate direct lending, commercial mortgage loans, asset-based finance investments, consumer-related credit, specialty finance loans, and other privately negotiated credit instruments. Asset-based finance investments may be structured as loans to asset-originating platforms or as exposures to pools of underlying assets or receivables, and repayment may depend primarily on the performance of such assets rather than the general creditworthiness of a single corporate borrower. Commercial mortgage loans may be secured by income-producing real estate and may be subject to risks related to property values, tenant performance, leasing conditions, and real estate market cycles.
Because private credit investments are typically illiquid, privately negotiated, are not traded on public markets, and may be subject to contractual transfer restrictions, the Fund may face challenges meeting periodic repurchase offers under its interval structure without selling assets at unfavorable prices or borrowing. Investors should not expect immediate liquidity. The Fund intends to manage its portfolio such that investments in private credit and other private assets do not exceed internal limits designed to support the Fund’s ability to meet its periodic repurchase obligations under Rule 23c-3 while maintaining exposure to less liquid credit opportunities.
Because the Fund operates as an interval fund, the Fund may be required to maintain a higher allocation to cash, cash equivalents, or other liquid investments than would otherwise be the case in order to meet periodic repurchase offers. This liquidity management requirement may limit the Fund’s ability to fully invest in private credit opportunities and may reduce returns during certain periods.
In addition, during periods of market stress or elevated repurchase activity, the Fund may be required to sell private credit investments at prices that are lower than the values at which such investments are carried, which could adversely affect the Fund’s net asset value and performance. In periods of sustained repurchase activity, the Fund expects to satisfy repurchase requests primarily through the sale of more liquid portfolio holdings, which may cause the Fund’s remaining assets to become increasingly concentrated in private credit and other illiquid investments. This concentration may heighten the Fund’s exposure to private credit risks over time.
Private credit investments may also be adversely affected by rising interest rates, economic downturns, or tightening credit conditions, which can increase default risk and reduce recovery values. In the event of borrower or obligor default, enforcement of rights may be costly, time-consuming, and uncertain, particularly where recovery depends on foreclosure, liquidation of collateral, servicing of underlying assets, or the performance of consumer or commercial receivables, or in jurisdictions with less developed legal frameworks.
Senior and Other Bank Loans: Investments in variable or floating rate loans or notes (“Senior Loans”) are typically made by purchasing an assignment of a portion of a Senior Loan from a third party, either in connection with the original loan transaction (i.e., the primary market) or after the initial loan transaction (i.e., in the secondary market). The Fund may also make its investments in Senior Loans through the use of derivative instruments as long as the reference obligation for such instrument is a Senior Loan. In addition, the Fund has the ability to act as an agent in originating and administering a loan on behalf of all lenders or as one of a group of co-agents in originating loans.
Investment Quality and Credit Analysis: The Senior Loans in which the Fund may invest generally are rated below investment grade credit quality or are unrated. In acquiring a loan, the manager will consider some or all of the following factors concerning the borrower: ability to service debt from internally generated funds; adequacy of liquidity and working capital; appropriateness of capital structure; leverage consistent with industry norms; historical experience of achieving business and financial projections; the quality and experience of management; and adequacy of collateral coverage. The manager performs its own independent credit analysis of each borrower. In so doing, the manager may utilize information and credit analyses from agents that originate or administer loans, other lenders investing in a loan, and other sources. The manager also may communicate directly with management of the borrowers. These analyses continue on a periodic basis for any Senior Loan held by the Fund.
Senior Loan Characteristics: Senior Loans are loans that are typically made to business borrowers to finance leveraged buy-outs, recapitalizations, mergers, stock repurchases, and internal growth. Senior Loans generally hold the most senior position in the capital structure of a borrower and are usually secured by liens on the assets of the borrowers; including tangible assets such as cash, accounts receivable, inventory, property, plant and equipment, common and/or preferred stocks of subsidiaries; and intangible assets including trademarks, copyrights, patent rights, and franchise value. They may also provide guarantees as a form of collateral. Senior Loans are typically structured to include two or more types of loans within a single credit agreement. The most common structure is to have a revolving loan and a term loan. A revolving loan is a loan that can be drawn upon, repaid fully or partially, and then the repaid portions can be drawn upon again. A term loan is a loan that is fully drawn upon immediately and once repaid it cannot be drawn upon again.
Sometimes there may be two or more term loans and they may be secured by different collateral, have different repayment schedules and maturity dates. In addition to revolving loans and term loans, Senior Loan structures can also contain facilities for the issuance of letters of credit and may contain mechanisms for lenders to pre-fund letters of credit through credit-linked deposits.
By virtue of their senior position and collateral, Senior Loans typically provide lenders with the first right to cash flows or proceeds from the sale of a borrower’s collateral if the borrower becomes insolvent (subject to the limitations of bankruptcy law, which may provide higher priority to certain claims such as employee salaries, employee pensions, and taxes). This means Senior Loans are generally repaid before unsecured bank loans, corporate bonds, subordinated debt, trade creditors, and preferred or common stockholders.
Senior Loans typically pay interest, at least quarterly, at rates which equal a fixed percentage spread over a base rate such as SOFR. For example, if SOFR were 3% and the borrower was paying a fixed spread of 2.50%, the total interest rate paid by the borrower would be 5.50%. Base rates, and therefore the total rates paid on Senior Loans, float, i.e., they change as market rates of interest change.
Although a base rate such as SOFR can change every day, loan agreements for Senior Loans typically allow the borrower the ability to choose how often the base rate for its loan will change. A single loan may have multiple reset periods at the same time, with each reset period applicable to a designated portion of the loan. Such periods can range from one day to one year, with most borrowers choosing monthly or quarterly reset periods. During periods of rising interest rates, borrowers will tend to choose longer reset periods, and during periods of declining interest rates, borrowers will tend to choose shorter reset periods. The fixed spread over the base rate on a Senior Loan typically does not change.
Agents: Senior Loans generally are arranged through private negotiations between a borrower and several financial institutions represented by an agent who is usually one of the originating lenders. In larger transactions, it is common to have several agents; however, generally only one such agent has primary responsibility for ongoing administration of a Senior Loan. Agents are typically paid fees by the borrower for their services.
The agent is primarily responsible for negotiating the loan agreement which establishes the terms and conditions of the Senior Loan and the rights of the borrower and the lenders. An agent for a loan is required to administer and manage the loan and to service or monitor the collateral. The agent is also responsible for the collection of principal, interest, and fee payments from the borrower and the apportionment of these payments to the credit of all lenders which are parties to the loan agreement. The agent is charged with the responsibility of monitoring compliance by the borrower with the restrictive covenants in the loan agreement and of notifying the lenders of any adverse change in the borrower’s financial condition. In addition, the agent generally is responsible for determining that the lenders have obtained a perfected security interest in the collateral securing the loan.
Loan agreements may provide for the termination of the agent’s agency status in the event that it fails to act as required under the relevant loan agreement, becomes insolvent, enters FDIC receivership or, if not FDIC insured, enters into bankruptcy. Should such an agent, lender or assignor with respect to an assignment inter-positioned between the Fund and the borrower become insolvent or enter FDIC receivership or bankruptcy, any interest in the Senior Loan of such person and any loan payment held by such person for the benefit of the fund should not be included in such person’s or entity’s bankruptcy estate. If, however, any such amount were included in such person’s or entity’s bankruptcy estate, the Fund would incur certain costs and delays in realizing payment or could suffer a loss of principal or interest. In this event, the Fund could experience a decrease in the NAV.
Typically, under loan agreements, the agent is given broad discretion in enforcing the loan agreement and is obligated to use the same care it would use in the management of its own property. The borrower compensates the agent for these services. Such compensation may include special fees paid on structuring and funding the loan and other fees on a continuing basis. The precise duties and rights of an agent are defined in the loan agreement.
When the Fund is an agent it has, as a party to the loan agreement, a direct contractual relationship with the borrower and, prior to allocating portions of the loan to the lenders if any, assumes all risks associated with the loan. The agent may enforce compliance by the borrower with the terms of the loan agreement. Agents also have voting and consent rights under the applicable loan agreement. Action subject to agent vote or consent generally requires the vote or consent of the holders of some specified percentage of the outstanding principal amount of the loan, which percentage varies depending on the relative loan agreement. Certain decisions, such as reducing the amount or increasing the time for payment of interest on or repayment of principal of a loan, or relating collateral therefor, frequently require the unanimous vote or consent of all lenders affected.
Pursuant to the terms of a loan agreement, the agent typically has sole responsibility for servicing and administering a loan on behalf of the other lenders. Each lender in a loan is generally responsible for performing its own credit analysis and its own investigation of the financial condition of the borrower. Generally, loan agreements will hold the agent liable for any action taken or omitted that amounts to gross negligence or willful misconduct. In the event of a borrower’s default on a loan, the loan agreements provide that the lenders do not have recourse against the Fund for its activities as agent. Instead, lenders will be required to look to the borrower for recourse.
At times the Fund may also negotiate with the agent regarding the agent’s exercise of credit remedies under a Senior Loan.
Additional Costs: When the Fund purchases a Senior Loan in the primary market, it may share in a fee paid to the original lender. When the Fund purchases a Senior Loan in the secondary market, it may pay a fee to, or forego a portion of the interest payments from, the lender making the assignment.

The Fund may be required to pay and receive various fees and commissions in the process of purchasing, selling, and holding loans. The fee component may include any, or a combination of, the following elements: arrangement fees, non-use fees, facility fees, letter of credit fees, and ticking fees. Arrangement fees are paid at the commencement of a loan as compensation for the initiation of the transaction. A non-use fee is paid based upon the amount committed but not used under the loan. Facility fees are on-going annual fees paid in connection with a loan. Letter of credit fees are paid if a loan involves a letter of credit. Ticking fees are paid from the initial commitment indication until loan closing or for an extended period. The amount of fees is negotiated at the time of closing.
Loan Participation and Assignments: The Fund’s investment in loan participations typically will result in the fund having a contractual relationship only with the lender and not with the borrower. The Fund will have the right to receive payments of principal, interest, and any fees to which it is entitled only from the lender selling the participation and only upon receipt by the lender of the payments from the borrower. In connection with purchasing participation, the Fund generally will have no right to enforce compliance by the borrower with the terms of the loan agreement relating to the loan, nor any right of set-off against the borrower, and the Fund may not directly benefit from any collateral supporting the loan in which it has purchased the participation. As a result, the Fund may be subject to the credit risk of both the borrower and the lender that is selling the participation. In the event of the insolvency of the lender selling the participation, the Fund may be treated as a general creditor of the lender and may not benefit from any set-off between the lender and the borrower.
When the Fund is a purchaser of an assignment, it succeeds to all the rights and obligations under the loan agreement of the assigning lender and becomes a lender under the loan agreement with the same rights and obligations as the assigning lender. These rights include the ability to vote along with the other lenders on such matters as enforcing the terms of the loan agreement (e.g., declaring defaults, initiating collection action, etc.). Taking such actions typically requires at least a vote of the lenders holding a majority of the investment in the loan and may require a vote by lenders holding two-thirds or more of the investment in the loan. Because the Fund usually does not hold a majority of the investment in any loan, it will not be able by itself to control decisions that require a vote by the lenders.
Because assignments are arranged through private negotiations between potential assignees and potential assignors, the rights and obligations acquired by the Fund as the purchaser of an assignment may differ from, and be more limited than, those held by the assigning lender. Because there is no liquid market for such assets, the Fund anticipates that such assets could be sold only to a limited number of institutional investors. The lack of a liquid secondary market may have an adverse impact on the value of such assets and the Fund’s ability to dispose of particular assignments or participations when necessary to meet redemption of fund shares, to meet the Fund’s liquidity needs or, in response to a specific economic event such as deterioration in the creditworthiness of the borrower. The lack of a liquid secondary market for assignments and participations also may make it more difficult for the Fund to value these assets for purposes of calculating its NAV.
Additional Information on Loans: The loans in which the Fund may invest usually include restrictive covenants which must be maintained by the borrower. Such covenants, in addition to the timely payment of interest and principal, may include mandatory prepayment provisions arising from free cash flow and restrictions on dividend payments, and usually state that a borrower must maintain specific minimum financial ratios as well as establishing limits on total debt. A breach of covenant, that is not waived by the agent, is normally an event of acceleration, i.e., the agent has the right to call the loan. In addition, loan covenants may include mandatory prepayment provisions stemming from free cash flow. Free cash flow is cash that is in excess of capital expenditures plus debt service requirements of principal and interest. The free cash flow shall be applied to prepay the loan in an order of maturity described in the loan documents. Under certain interests in loans, the Fund may have an obligation to make additional loans upon demand by the borrower. The Fund generally ensures its ability to satisfy such demands by segregating sufficient assets in high quality short-term liquid investments or borrowing to cover such obligations.
A principal risk associated with acquiring loans from another lender is the credit risk associated with the borrower of the underlying loan. Additional credit risk may occur when the Fund acquires a participation in a loan from another lender because the fund must assume the risk of insolvency or bankruptcy of the other lender from which the loan was acquired.
Loans, unlike certain bonds, usually do not have call protection. This means that investments, while having a stated one to ten year term, may be prepaid, often without penalty. The Fund generally holds loans to maturity unless it becomes necessary to sell them to satisfy any shareholder repurchase offers or to adjust the fund’s portfolio in accordance with the manager’s view of current or expected economics or specific industry or borrower conditions.
Loans frequently require full or partial prepayment of a loan when there are asset sales or a securities issuance. Prepayments on loans may also be made by the borrower at its election. The rate of such prepayments may be affected by, among other things, general business and economic conditions, as well as the financial status of the borrower. Prepayment would cause the actual duration of a loan to be shorter than its stated maturity. Prepayment may be deferred by the Fund. Prepayment should, however, allow the Fund to reinvest in a new loan and would require the Fund to recognize as income any unamortized loan fees. In many cases reinvestment in a new loan will result in a new facility fee payable to the Fund.
Because interest rates paid on these loans fluctuate periodically with the market, it is expected that the prepayment and a subsequent purchase of a new loan by the Fund will not have a material adverse impact on the yield of the portfolio.
Bridge Loans: The Fund may acquire interests in loans that are designed to provide temporary or “bridge” financing to a borrower pending the sale of identified assets or the arrangement of longer-term loans or the issuance and sale of debt obligations. Bridge loans often are unrated. The Fund may also invest in loans of borrowers that have obtained bridge loans from other parties. A borrower’s use of bridge loans involves a risk that the borrower may be unable to locate permanent financing to replace the bridge loan, which may impair the borrower’s perceived creditworthiness.

Covenant-Lite Loans: Loans in which the Fund may invest or to which the Fund may gain exposure indirectly through its investments in CDOs, CLOs or other types of structured securities may be considered “covenant-lite” loans. Covenant-lite refers to loans which do not incorporate traditional performance-based financial maintenance covenants. Covenant-lite does not refer to a loan’s seniority in the borrower’s capital structure nor to a lack of the benefit from a legal pledge of the borrower’s assets, and it also does not necessarily correlate to the overall credit quality of the borrower. Covenant-lite loans generally do not include terms which allow the lender to take action based on the borrower’s performance relative to its covenants. Such actions may include the ability to renegotiate and/or re-set the credit spread on the loan with the borrower, and even to declare a default or force a borrower into bankruptcy restructuring if certain criteria are breached. Covenant-lite loans typically still provide lenders with other covenants that restrict a company from incurring additional debt or engaging in certain actions. Such covenants can only be breached by an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, the Fund may have fewer rights against a borrower when it invests in or has exposure to covenant-lite loans and, accordingly, may have a greater risk of loss on such investments as compared to investments in or exposure to loans with additional or more conventional covenants.
U.S. Government Securities and Obligations: Some U.S. government securities, such as Treasury bills, notes, and bonds and mortgage-backed securities guaranteed by GNMA, are supported by the full faith and credit of the United States; others are supported by the right of the issuer to borrow from the U.S. Treasury; others are supported by the discretionary authority of the U.S. government to purchase the agency’s obligations; still others are supported only by the credit of the issuing agency, instrumentality, or enterprise. Although U.S. government-sponsored enterprises may be chartered or sponsored by Congress, they are not funded by Congressional appropriations, and their securities are not issued by the U.S. Treasury, their obligations are not supported by the full faith and credit of the U.S. government, and so investments in their securities or obligations issued by them involve greater risk than investments in other types of U.S. government securities. In addition, certain governmental entities have been subject to regulatory scrutiny regarding their accounting policies and practices and other concerns that may result in legislation, changes in regulatory oversight and/or other consequences that could adversely affect the credit quality, availability or investment character of securities issued or guaranteed by these entities.
From time to time, uncertainty regarding the status of negotiations in the U.S. government to increase the statutory debt ceiling could: increase the risk that the U.S. government may default on payments on certain U.S. government securities; cause the credit rating of the U.S. government to be downgraded or increase volatility in both stock and bond markets; result in higher interest rates; reduce prices of U.S. Treasury securities; and/or increase the costs of certain kinds of debt. There is no assurance that the U.S. Congress will act to raise the debt ceiling; a failure to do so could cause market turmoil and substantial investment risks that cannot now be fully predicted. On May 16, 2025, Moody’s downgraded the U.S. long-term issuer and senior unsecured credit rating. Similar downgrades occurred in August 2023 when Fitch Ratings downgraded the U.S. long-term credit rating and August 2011 when S&P lowered its long-term sovereign credit rating on the U.S. These and other future downgrades could increase volatility in both stock and bond markets, result in higher interest rates and lower Treasury prices and increase the costs of all kinds of debt. These events and similar events in other areas of the world could have significant adverse effects on the economy generally and could result in significant adverse impacts on the Fund or issuers of securities held by the Fund. The Investment Adviser and Sub-Adviser cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on the Fund’s portfolio. The Investment Adviser and Sub-Adviser may not timely anticipate or manage existing, new or additional risks, contingencies or developments.
Government Trust Certificates: Government trust certificates represent an interest in a government trust, the property of which consists of: (i) a promissory note of a foreign government, no less than 90% of which is backed by the full faith and credit guarantee issued by the federal government of the United States pursuant to Title III of the Foreign Operations, Export Financing and Related Borrowers Programs Appropriations Act of 1998; and (ii) a security interest in obligations of the U.S. Treasury backed by the full faith and credit of the United States sufficient to support the remaining balance (no more than 10%) of all payments of principal and interest on such promissory note; provided that such obligations shall not be rated less than AAA by S&P or less than Aaa by Moody’s or have received a comparable rating by another NRSRO.
Zero-Coupon, Deferred Interest and Pay-in-Kind Bonds: Zero-coupon and deferred interest bonds are debt instruments that do not entitle the holder to any periodic payment of interest prior to maturity or a specified date when the securities begin paying current interest and therefore are issued and traded at a discount from their face amounts or par values. The values of zero-coupon and pay-in-kind bonds are more volatile in response to interest rate changes than debt instruments of comparable maturities that make regular distributions of interest. Pay-in-kind bonds allow the issuer, at its option, to make current interest payments on the bonds either in cash or in additional bonds.
Zero-coupon bonds either may be issued at a discount by a corporation or government entity or may be created by a brokerage firm when it strips the coupons from a bond or note and then sells the bond or note and the coupon separately. This technique is used frequently with U.S. Treasury bonds. Zero-coupon bonds also are issued by municipalities.
Interest income from these types of securities accrues prior to the receipt of cash payments and must be distributed to shareholders when it accrues, potentially requiring the liquidation of other investments, including at times when such liquidation may not be advantageous, in order to comply with the distribution requirements applicable to RICs under the Code.
FOREIGN INVESTMENTS
Investments in non-U.S. issuers (including depositary receipts) entail risks not typically associated with investing in U.S. issuers. Similar risks may apply to instruments traded on a U.S. exchange that are issued by issuers with significant exposure to non-U.S. countries. The less developed a country’s securities market is, the greater the level of risk. In certain countries, legal remedies available to investors may be more limited than those available with regard to U.S. investments. Because non-U.S. instruments are normally denominated and traded in currencies other than the U.S. dollar, the value of the assets may be affected favorably or unfavorably by currency exchange rates, exchange control regulations, and restrictions or prohibitions on the repatriation of non-U.S. currencies. Income and gains with respect to investments in certain countries may be subject to withholding and other taxes. There may be less information publicly available about a non-U.S. issuer than about a U.S. issuer, and many non-U.S. issuers are not subject to accounting, auditing, and financial reporting standards, regulatory framework and practices comparable to those in the United States. The securities of some non-U.S. issuers are less liquid and at times more volatile than securities of comparable U.S. issuers. Foreign (non-U.S.) security trading, settlement, and custodial practices (including those involving securities settlement where the assets may be released prior to receipt of payment) are often less well developed than those in U.S. markets, and may result in increased risk of substantial delays in the event of a failed trade or in insolvency of, or breach of obligation by, a foreign broker-dealer, securities depository, or foreign sub-custodian. Non-U.S. transaction costs, such as brokerage commissions and custody costs, may be higher than in the United States. In addition, there may be a possibility of nationalization or expropriation of assets, imposition of currency exchange controls, imposition of tariffs or other economic and trade sanctions, entering or exiting trade or other intergovernmental agreements, confiscatory taxation, political of financial instability, and diplomatic developments that could adversely affect the values of the investments in certain non-U.S. countries. In certain foreign markets an issuer’s securities are blocked from trading at the custodian or sub-custodian level for a specified number of days before and, in certain instances, after a shareholder meeting where such shares are voted. This is referred to as “share blocking.” The blocking period can last up to several weeks. Share blocking may prevent buying or selling securities during this period, because during the time shares are blocked, trades in such securities will not settle. It may be difficult or impossible to lift blocking restrictions, with the particular requirements varying widely by country. Economic or other sanctions imposed on a foreign country or issuer by the U.S., or on the U.S. by a foreign country, could impair the Fund’s ability to buy, sell, hold, receive, deliver, or otherwise transact in certain securities. Sanctions could also affect the value and/or liquidity of a foreign (non-U.S.) security. The Public Company Accounting Oversight Board, which regulates auditors of U.S. public companies, is unable to inspect audit work papers in certain foreign countries. Investors in foreign countries often have limited rights and few practical remedies to pursue shareholder claims, including class actions or fraud claims, and the ability of the SEC, the U.S. Department of Justice and other authorities to bring and enforce actions against foreign issuers or foreign persons is limited.
Depositary Receipts: Depositary receipts are typically trust receipts issued by a U.S. bank or trust company that evince an indirect interest in underlying securities issued by a foreign entity, and are in the form of sponsored or unsponsored American Depositary Receipts (“ADRs”), European Depositary Receipts (“EDRs”) and Global Depositary Receipts (“GDRs”).
Generally, ADRs are publicly traded on a U.S. stock exchange or in the OTC market, and are denominated in U.S. dollars, and the depositaries are usually a U.S. financial institution, such as a bank or trust company, but the underlying securities are issued by a foreign issuer.
GDRs may be traded in any public or private securities markets in U.S. dollars or other currencies and generally represent securities held by institutions located anywhere in the world. For GDRs, the depositary may be a foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer.
EDRs are generally issued by a European bank and traded on local exchanges.
Depositary receipts may be sponsored or unsponsored. Although the two types of depositary receipt facilities are similar, there are differences regarding a holder’s rights and obligations and the practices of market participants. With sponsored facilities, the underlying issuer typically bears some of the costs of the depositary receipts (such as dividend payment fees of the depositary), although most sponsored depositary receipt holders may bear costs such as deposit and withdrawal fees. Depositaries of most sponsored depositary receipts agree to distribute notices of shareholder meetings, voting instructions, and other shareholder communications and financial information to the depositary receipt holders at the underlying issuer’s request. Holders of unsponsored depositary receipts, which are created independently of the issuer of the underlying security, generally bear all the costs of the facility. The depositary usually charges fees upon the deposit and withdrawal of the underlying securities, the conversion of dividends into U.S. dollars or other currency, the disposition of non-cash distributions, and the performance of other services. The depositary of an unsponsored facility frequently is under no obligation to distribute shareholder communications received from the underlying issuer or to pass through voting rights with respect to the underlying securities to depositary receipt holders. As a result, available information concerning the issuer of an unsponsored depositary receipt may not be as current as for sponsored depositary receipts, and the prices of unsponsored depositary receipts may be more volatile than if such instruments were sponsored by the issuer.
In addition, a depositary or issuer may unwind its depositary receipt program, or the relevant exchange may require depositary receipts to be delisted, which could require the Fund to sell its depositary receipts (potentially at disadvantageous prices) or to convert them into shares of the underlying non-U.S. security (which could adversely affect their value or liquidity). Depositary receipts also may be subject to illiquidity risk, and trading in depositary receipts may be suspended by the relevant exchange.
ADRs, GDRs and EDRs are subject to many of the same risks associated with investing directly in foreign issuers. Investments in depositary receipts may be less liquid and more volatile than the underlying securities in their primary trading market. If a depositary receipt is denominated in a different currency than its underlying securities it will be subject to the currency risk of both the investment in the depositary receipt and the underlying securities. The value of depositary receipts may have limited or no rights to take action with respect to the underlying securities or to compel the issuer of the receipts to take action.
Europe: European financial markets are vulnerable to volatility and losses arising from concerns about the potential exit of member countries from the EU and/or the Economic and Monetary Union of the European Union (the “EMU”) and, in the latter case, the reversion of those countries to their national currencies. Defaults by EMU member countries on sovereign debt, as well as any future discussions about exits from the EMU, may negatively affect the Fund’s investments in the defaulting or exiting country, in issuers, both private and governmental, with direct exposure to that country, and in European issuers generally. The UK left the EU on January 31, 2020 (commonly known as “Brexit”). The UK and the EU entered into a Trade and Cooperation Agreement that sets out the agreement for certain parts of the future relationship from January 1, 2021, but uncertainty remains in certain areas regarding the future UK-EU relationship.
From January 1, 2021, EU laws ceased to apply in the UK, with many being assimilated into UK law. The UK government has enacted legislation to repeal, replace or make substantial amendments to these laws, with a view to them being replaced by purely domestic legislation. The process of revoking EU laws and replacing them with bespoke UK laws has already begun, creating unpredictable consequences for financial markets and investments. Brexit could significantly impact the UK, European, and global macroeconomic conditions, leading to prolonged political, legal, regulatory, tax, and economic uncertainty. This uncertainty may affect opportunities, pricing, availability, and cost of financing, regulation, values, or exit opportunities of companies or assets based in, doing business with, or having significant relationships in the UK or EU.
Emerging Markets Investments: Investments in emerging markets are generally subject to a greater risk of loss than investments in developed markets. This may be due to, among other things, the possibility of greater market volatility, lower trading volume and liquidity, greater risk of expropriation, nationalization, and social, political and economic instability, greater reliance on a few industries, international trade or revenue from particular commodities, less developed accounting, legal and regulatory systems, higher levels of inflation, deflation or currency devaluation, greater risk of market shut down, and more significant governmental limitations on investment activity as compared to those typically found in a developed market. In addition, issuers (including governments) in emerging market countries may have less financial stability than in other countries. As a result, there will tend to be an increased risk of price volatility in investments in emerging market countries, which may be magnified by currency fluctuations relative to a base currency. Settlement and asset custody practices for transactions in emerging markets may differ from those in developed markets. Such differences may include possible delays in settlement and certain settlement practices, such as delivery of securities prior to receipt of payment, which increases the likelihood of a “failed settlement.” Failed settlements can result in losses. For these and other reasons, investments in emerging markets are often considered speculative.
Investing through Stock Connect: The Fund may, directly or indirectly (through, for example, participation notes or other types of equity-linked notes), purchase shares in mainland China-based companies that trade on Chinese stock exchanges such as the Shanghai Stock Exchange and the Shenzhen Stock Exchange (“China A-Shares”) through the Shanghai-Hong Kong Stock Connect (“Stock Connect”), a mutual market access program designed to, among other things, enable foreign investment in the People’s Republic of China (“PRC”) via brokers in Hong Kong. There are significant risks inherent in investing in China A-Shares through Stock Connect. The underdeveloped state of PRC’s investment and banking systems subjects the settlement, clearing, and registration of China A-Shares transactions to heightened risks. Stock Connect can only operate when both PRC and Hong Kong markets are open for trading and when banking services are available in both markets on the corresponding settlement days. As such, if either or both markets are closed on a U.S. trading day, the Fund may not be able to dispose of its China A-Shares in a timely manner, which could adversely affect the Fund’s performance. PRC regulations require that the Fund that wishes to sell its China A-Shares pre-deliver the China A-Shares to a broker. If the China A-Shares are not in the broker’s possession before the market opens on the day of sale, the sell order will be rejected. This requirement could also limit the Fund’s ability to dispose of its China A-Shares purchased through Stock Connect in a timely manner. Additionally, Stock Connect is subject to daily quota limitations on purchases of China A Shares. Once the daily quota is reached, orders to purchase additional China A-Shares through Stock Connect will be rejected. The Fund’s investment in China A-Shares may only be traded through Stock Connect and is not otherwise transferable. Stock Connect utilizes an omnibus clearing structure, and the Fund’s shares will be registered in its custodian’s name on the Central Clearing and Settlement System. This may limit the ability of the Investment Adviser or Sub-Adviser to effectively manage the Fund, and may expose the Fund to the credit risk of its custodian or to greater risk of expropriation. Investment in China A-Shares through Stock Connect may be available only through a single broker that is an affiliate of the Fund’s custodian, which may affect the quality of execution provided by such broker. Stock Connect restrictions could also limit the ability of the Fund to sell its China A-Shares in a timely manner, or to sell them at all. Further, different fees, costs and taxes are imposed on foreign investors acquiring China A-Shares acquired through Stock Connect, and these fees, costs and taxes may be higher than comparable fees, costs and taxes imposed on owners of other securities providing similar investment exposure. Stock Connect trades are settled in Renminbi (“RMB”), the official currency of PRC, and investors must have timely access to a reliable supply of RMB in Hong Kong, which cannot be guaranteed.
Eurodollar and Yankee Dollar Instruments: Eurodollar instruments are bonds that pay interest and principal in U.S. dollars held in banks outside the United States, primarily in Europe. Eurodollar instruments are usually issued on behalf of multinational companies and foreign governments by large underwriting groups composed of banks and issuing houses from many countries. The Eurodollar market is relatively free of regulations resulting in deposits that may pay somewhat higher interest than onshore markets. Their offshore locations make them subject to political and economic risk in the country of their domicile. Yankee dollar instruments are U.S. dollar-denominated bonds issued in the United States by foreign banks and corporations. These investments involve risks that are different from investments in securities issued by U.S. issuers and may carry the same risks as investing in foreign (non-U.S.) securities.
Foreign (Non-U.S.) Currencies: Investments in issuers in different countries are often denominated in foreign currencies. Changes in the values of those currencies relative to the U.S. dollar may have a positive or negative effect on the values of investments denominated in those currencies. Investments may be made in currency exchange contracts or other currency-related transactions (including derivatives transactions) to manage exposure to different currencies. Also, these contracts may reduce or eliminate some or all of the benefits of favorable currency fluctuations. The values of foreign currencies may fluctuate in response to, among other factors, interest rate changes, intervention (or failure to intervene) by national governments, central banks, or supranational entities such as the International Monetary Fund, the imposition of currency controls, and other political or regulatory developments. Currency values can decrease significantly both in the short term and over the long term in response to these and other developments. Continuing uncertainty as to the status of the

Euro and the EMU has created significant volatility in currency and financial markets generally. Any partial or complete dissolution of the EMU, or any continued uncertainty as to its status, could have significant adverse effects on currency and financial markets, and on the values of portfolio investments. Some foreign countries have managed currencies, which do not float freely against the U.S. dollar.
Sovereign Debt: Investments in debt instruments issued by governments or by government agencies and instrumentalities (so called sovereign debt) involve the risk that the governmental entities responsible for repayment may be unable or unwilling to pay interest and repay principal when due. A governmental entity’s willingness or ability to pay interest and repay principal in a timely manner may be affected by a variety of factors, including its cash flow, the size of its reserves, its access to foreign exchange, the relative size of its debt service burden to its economy as a whole, and political constraints. A governmental entity may default on its obligations or may require renegotiation or rescheduling of debt payment. Any restructuring of a sovereign debt obligation will likely have a significant adverse effect on the value of the obligation. In the event of default of sovereign debt, legal action against the sovereign issuer, or realization on collateral securing the debt, may not be possible. The sovereign debt of many non-U.S. governments, including their sub-divisions and instrumentalities, is rated below investment grade. Sovereign debt risk may be greater for debt instruments issued or guaranteed by emerging and/or frontier countries.
Sovereign debt includes Brady bonds, U.S. dollar-denominated bonds issued by an emerging market and collateralized by U.S. Treasury zero-coupon bonds. Brady bonds arose from an effort in the 1980s to reduce the debt held by less-developed countries that frequently defaulted on loans. The bonds are named for Treasury Secretary Nicholas Brady, who helped international monetary organizations institute the program of debt-restructuring. Defaulted loans were converted into bonds with U.S. Treasury zero-coupon bonds as collateral. Because the Brady bonds were backed by zero-coupon bonds, repayment of principal was insured. The Brady bonds themselves are coupon-bearing bonds with a variety of rate options (fixed, variable, step, etc.) with maturities of between 10 and 30 years. Issued at par or at a discount, Brady bonds often include warrants for raw material available in the country of origin or other options.
Supranational Entities: Obligations of supranational entities include securities designated or supported by governmental entities to promote economic reconstruction or development of international banking institutions and related government agencies. Examples include the International Bank for Reconstruction and Development (the “World Bank”), the European Coal and Steel Community, the Asian Development Bank and the Inter-American Development Bank. There is no assurance that participating governments will be able or willing to honor any commitments they may have made to make capital contributions to a supranational entity, or that a supranational entity will otherwise have resources sufficient to meet its commitments.
DERIVATIVE INSTRUMENTS
Derivatives are financial contracts whose values change based on changes in the values of one or more underlying assets or the difference between underlying assets. Underlying assets may include a security or other financial instrument, asset, currency, interest rate, credit rating, commodity, volatility measure, or index. Examples of derivative instruments include swap agreements, forward commitments, futures contracts, and options. Derivatives may be traded on contract markets or exchanges, or may take the form of contractual arrangements between private counterparties. Investing in derivatives involves counterparty risk, particularly with respect to contractual arrangements between private counterparties. Derivatives can be highly volatile and involve risks in addition to, and potentially greater than, the risks of the underlying asset(s). Gains or losses from derivatives can be substantially greater than the derivatives’ original cost and can sometimes be unlimited. Derivatives typically involve leverage. Derivatives can be complex instruments and can involve analysis and processing that differs from that required for other investment types. If the value of a derivative does not correlate well with the particular market or other asset class the derivative is intended to provide exposure to, the derivative may not have the effect intended. Derivatives can also reduce the opportunity for gains or result in losses by offsetting positive returns in other investments. Derivatives can be less liquid than other types of investments. Legislation and regulation of derivatives in the United States and other countries, including margin, clearing, trading, reporting, and position limits, may make derivatives more costly and/or less liquid, limit the availability of certain types of derivatives, cause changes in the use of derivatives, or otherwise adversely affect the use of derivatives.
Certain derivative transactions require margin or collateral to be posted to and/or exchanged with a broker, prime broker, futures commission merchant, exchange, clearing house, or other third party, whether directly or through a segregated custodial account. If an entity holding the margin or collateral becomes bankrupt or insolvent or otherwise fails to perform its obligations due to financial difficulties, there could be delays and/or losses in liquidating open positions purchased or sold through such entity and/or recovering amounts owed, including a loss of all or part of its collateral or margin deposits with such entity.
Some derivatives may be used for “hedging,” meaning that they may be used when the manager seeks to protect investments from a decline in value, which could result from changes in interest rates, market prices, currency fluctuations, and other market factors. Derivatives may also be used when the manager seeks to increase liquidity; implement a cash management strategy; invest in a particular stock, bond, or segment of the market in a more efficient or less expensive way; modify the characteristics of portfolio investments; and/or to enhance return. However, when derivatives are used, their successful use is not assured and will depend upon the manager’s ability to predict and understand relevant market movements.
Derivatives Regulation: The U.S. Congress, various exchanges and regulatory and self-regulatory authorities have undertaken reviews of derivatives trading in recent periods. Among the actions that have been taken or proposed to be taken are new position limits and reporting requirements, and new or more stringent daily price fluctuation limits for futures and options transactions. In response to market events, the SEC and regulatory authorities in other jurisdictions may adopt (and in certain cases, have adopted) bans on, and/or reporting requirements for, short positions on securities acquired through derivative transactions. Additional measures are under active consideration and as a result there may be further actions that adversely affect the regulation of instruments in which the Fund may invest. It is possible that these or similar measures could limit or completely restrict the ability of the Fund to use these instruments as a part of its investment strategy. Limits or restrictions applicable to the counterparties with which the Fund may engage in derivative transactions could also prevent the Fund from using these instruments.
The U.S. government has enacted legislation that provides for regulation of the derivatives market, including clearing, margin, reporting, and registration requirements. The EU, the UK, and some other jurisdictions have implemented or are in the process of implementing similar requirements, which will affect derivatives transactions with a counterparty organized in, or otherwise subject to, the EU’s or other jurisdiction’s derivatives regulations. Clearing rules and other new rules and regulations could, among other things, restrict a registered investment company's ability to engage in, or increase the cost of, derivatives transactions, for example, by eliminating the availability of some types of derivatives, increasing margin or capital requirements, or otherwise limiting liquidity or increasing transaction costs. While these rules and regulations and central clearing of some derivatives transactions are designed to reduce systemic risk (e.g., the risk that the interdependence of large derivatives dealers could cause them to suffer liquidity, solvency, or other challenges simultaneously), there is no assurance that they will achieve that result, and in the meantime, central clearing and related requirements may expose investors to different kinds of costs and risks. For example, in the event of a counterparty's (or its affiliate's) insolvency, the Fund's ability to exercise remedies (such as the termination of transactions, netting of obligations and realization on collateral) could be stayed or eliminated under new special resolution regimes adopted in the United States, the EU, the UK and various other jurisdictions. Such regimes provide government authorities with broad authority to intervene when a financial institution is experiencing financial difficulty. In particular, the liabilities of counterparties who are subject to such proceedings in the EU and the UK could be reduced, eliminated, or converted to equity in such counterparties (sometimes referred to as a “bail in”).
Additionally, U.S. regulators, the EU, the UK, and certain other jurisdictions have adopted minimum margin and capital requirements for uncleared derivatives transactions. It is expected that these regulations will have a material impact on the use of uncleared derivatives. These rules impose minimum margin requirements on derivatives transactions between a registered investment company and its counterparties and may increase the amount of margin required. They impose regulatory requirements on the timing of transferring margin and the types of collateral that parties are permitted to exchange.
The SEC adopted Rule 18f-4 under the 1940 Act (“Rule 18f-4”), related to the use of derivatives, reverse repurchase agreements, and certain other transactions by registered investment companies. In connection with the adoption of Rule 18f-4, the SEC withdrew prior guidance requiring compliance with an asset segregation framework for covering certain derivative instruments and related transactions. Rule 18f-4, like the prior guidance, provides a mechanism by which the Fund is able to engage in derivatives transactions, even if the derivatives are considered to be “senior securities” for purposes of Section 18 of the 1940 Act, and it is expected that the Fund will continue to rely on that exemption, to the extent applicable. Rule 18f-4, among other things, requires a fund to apply value-at-risk (“VaR”) leverage limits to its investments in derivatives transactions and certain other transactions that create future payment and delivery obligations as well as implement a derivatives risk management program. Generally, these requirements apply unless a fund satisfies Rule 18f-4's “limited derivatives users” exception. When a fund invests in reverse repurchase agreements or similar financing transactions, including certain tender option bonds, Rule 18f-4 requires the fund to either aggregate the amount of indebtedness associated with the reverse repurchase agreements or similar financing transactions with the aggregate amount of any other senior securities representing indebtedness when calculating the fund’s asset coverage ratio or treat all such transactions as derivatives transactions.
Exclusions of the Investment Adviser from commodity pool operator definition: With respect to the Fund, the Investment Adviser has claimed an exclusion from the definition of “commodity pool operator” (“CPO”) under the Commodity Exchange Act (the “CEA”) and the rules thereunder and, therefore, is not subject to CFTC registration or regulation as a CPO. In addition, with respect to the Fund, the Investment Adviser is relying upon a related exclusion from the definition of “commodity trading advisor” under the CEA and the rules of the CFTC.
The terms of the CPO exclusion require the Fund, among other things, to adhere to certain limits on its exposure to “commodity interests.” Commodity interests include commodity futures, commodity options, and swaps, which, in turn, include non-deliverable forward currency contracts. Compliance with the terms of the CPO exclusion may limit the ability of the Investment Adviser to manage the investment program of the Fund in the same manner as it would in the absence of the exclusion. The Fund is not intended as a vehicle for trading in the commodity futures, commodity options, or swaps markets. The CFTC has neither reviewed nor approved the Investment Adviser’s reliance on the exclusion, or the Fund, its investment strategies, or this SAI.
Forward Commitments: Forward commitments are contracts to purchase securities for a fixed price at a future date beyond customary settlement time. A forward commitment may be disposed of prior to settlement. Such a disposition would result in the realization of short-term profits or losses.
Payment for the securities pursuant to one of these transactions is not required until the delivery date. However, the purchaser assumes the risks of ownership (including the risks of price and yield fluctuations) and the risk that the security will not be issued or delivered as anticipated. If the Fund makes additional investments while a delayed delivery purchase is outstanding, this may result in a form of leverage. Forward commitments involve a risk of loss if the value of the security to be purchased declines prior to the settlement date, or if the other party fails to complete the transaction.
Forward Currency Contracts: A forward currency contract is an obligation to purchase or sell a specified currency against another currency at a future date and price as agreed upon by the parties. Forward contracts usually are entered into with banks and broker-dealers and usually are for less than one year, but may be renewed. Forward contracts may be held to maturity and make the contemplated payment and delivery, or, prior to maturity, enter into a closing transaction involving the purchase or sale of an offsetting contract. Secondary markets generally do not exist for forward currency contracts, with the result that closing transactions generally can be made for forward currency contracts only by negotiating directly with the counterparty. Thus, there can be no assurance that the Fund would be able to close out a forward currency contract at a favorable price or time prior to maturity.
Forward currency transactions may be used for hedging purposes. For example, the Fund might sell a particular currency forward if it holds bonds denominated in that currency but the Investment Adviser (or Sub-Adviser, if applicable) anticipates, and seeks to protect the Fund against, a decline in the currency against the U.S. dollar. Similarly, the Fund might purchase a currency forward to “lock in” the dollar price of securities denominated in that currency which the Investment Adviser (or Sub-Adviser, if applicable) anticipates purchasing for the Fund.
Hedging against a decline in the value of a currency does not limit fluctuations in the prices of portfolio securities or prevent losses to the extent they arise from factors other than changes in currency exchange rates. In addition, hedging transactions may limit opportunities for gain if the value of the hedged currency should rise. Moreover, it may not be possible to hedge against a devaluation that is so generally anticipated that no contracts are available to sell the currency at a price above the devaluation level it anticipates. The cost of engaging in currency exchange transactions varies with such factors as the currency involved, the length of the contract period, and prevailing market conditions. Because currency exchange transactions are usually conducted on a principal basis, no fees or commissions are involved.
Futures Contracts: A futures contract is an agreement between two parties to buy or sell in the future a specific quantity of an underlying asset at a specific price and time agreed upon when the contract is made. Futures contracts are traded in the U.S. only on commodity exchanges or boards of trade - known as “contract markets” - approved for such trading by the CFTC, and must be executed through a futures commission merchant (also referred to herein as a “broker”) which is a member of the relevant contract market. Futures are subject to the creditworthiness of the futures commission merchant(s) and clearing organizations involved in the transaction.
Certain futures contracts are physically settled (i.e., involve the making and taking of delivery of a specified amount of an underlying asset). For instance, the sale of physically settled futures contracts on foreign currencies or financial instruments creates an obligation of the seller to deliver a specified quantity of an underlying foreign currency or financial instrument called for in the contract for a stated price at a specified time. Conversely, the purchase of such futures contracts creates an obligation of the purchaser to pay for and take delivery of the underlying asset called for in the contract for a stated price at a specified time. In some cases, the specific instruments delivered or taken, respectively, on the settlement date are not determined until on or near that date. That determination is made in accordance with the rules of the exchange on which the sale or purchase was made.
Some futures contracts are cash settled (rather than physically settled), which means that the purchase price is subtracted from the current market value of the instrument and the net amount, if positive, is paid to the purchaser by the seller of the futures contract and, if negative, is paid by the purchaser to the seller of the futures contract. See, for example, “Index Futures Contracts” below.
The value of a futures contract typically fluctuates in correlation with the increase or decrease in the value of the underlying asset. The buyer of a futures contract enters into an agreement to purchase the underlying asset on the settlement date and is said to be “long” the contract. The seller of a futures contract enters into an agreement to sell the underlying asset on the settlement date and is said to be “short” the contract.
The purchaser or seller of a futures contract is not required to deliver or pay for the underlying asset unless the contract is held until the settlement date. The purchaser or seller of a futures contract is required to deposit “initial margin” with a futures commission merchant when the futures contract is entered into. Initial margin is typically calculated as a percentage of the contract's notional amount. A futures contract is valued daily at the official settlement price of the exchange on which it is traded. Each day cash is paid or received, called “variation margin,” equal to the daily change in value of the futures contract. The minimum initial margin required for a futures contract is set by the exchange on which the contract is traded and may be modified during the term of the contract. Additional margin may be required by the futures commission merchant.
The risk of loss in trading futures contracts can be substantial, because of the low margin required, the extremely high degree of leverage involved in futures pricing, and the potential high volatility of the futures markets. As a result, a relatively small price movement in a futures position may result in immediate and substantial loss (or gain) to the investor. Thus, a purchase or sale of a futures contract may result in unlimited losses. In the event of adverse price movements, an investor would continue to be required to make daily cash payments to maintain its required margin. In addition, on the settlement date, an investor may be required to make or take delivery of the assets underlying the futures positions it holds.
Futures can be held until their settlement dates, or can be closed out by offsetting purchases or sales of futures contracts before then if a liquid market is available. It may not be possible to liquidate or close out a futures contract at any particular time or at an acceptable price and an investor would remain obligated to meet margin requirements until the position is closed. Moreover, most futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular type of contract, no trades may be made on that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses, because the limit may prevent the liquidation of unfavorable positions. Futures contract prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially resulting in substantial losses. The inability to close futures positions could require maintaining a futures positions under circumstances where the manager would not otherwise have done so, resulting in losses.

If the Fund buys or sells a futures contract as a hedge to protect against a decline in the value of a portfolio investment, changes in the value of the futures position may not correlate as expected with changes in the value of the portfolio investment. As a result, it is possible that the futures position will not provide the desired hedging protection, or that money will be lost on both the futures position and the portfolio investment.
Margin Payments: If the Fund purchases or sells a futures contract, it is required to deposit with a futures commission merchant an amount of cash, U.S. Treasury bills, or other permissible collateral equal to a percentage of the amount of the futures contract. This amount is known as “initial margin.” The nature of initial margin is different from that of margin in security transactions in that it does not involve borrowing money to finance transactions. Rather, initial margin is similar to a performance bond or good faith deposit that is returned to the Fund upon termination of the contract, assuming the Fund satisfies its contractual obligations.
Subsequent payments to and from the broker occur on a daily basis in a process known as “marking to market.” These payments are called “variation margin” and are made as the value of the futures contract fluctuates. For example, when the Fund sells a futures contract and the price of the underlying asset rises above the contract price, the Fund’s position declines in value. The Fund then pays the broker a variation margin payment generally equal to the difference between the contract price of the futures contract and the market price of the underlying asset. Conversely, if the price of the underlying asset falls below the contract price of the contract, the Fund’s futures position increases in value. The broker then must make a variation margin payment generally equal to the difference between the contract price of the futures contract and the market price of the underlying asset. If an exchange or futures commission merchant raises initial margin rates, the Fund would have to provide additional capital to cover the higher margin rates which could require closing out other positions earlier than anticipated.
If the Fund terminates a position in a futures contract, a final determination of variation margin would be made, additional cash would be paid by or to the Fund, and the Fund would realize a loss or a gain. Such closing transactions involve additional commission costs.
Index Futures Contracts: An index futures contract is a contract to buy or sell specified units of an index at a specified future date at a price agreed upon when the contract is made. The value of a unit is based on the current value of the index. Under such contracts no delivery of the actual securities or other assets making up the index takes place. Rather, upon expiration of the contract, settlement is made by exchanging cash in an amount equal to the difference between the contract price and the closing price of the index at expiration, net of variation margin previously paid.
Interest Rate Futures Contracts: An interest rate futures contract is an agreement to take or make delivery of either: (i) an amount of cash equal to the difference between the value of a particular interest rate index, debt instrument, or index of debt instruments at the beginning and at the end of the contract period; or (ii) a specified amount of a particular debt instrument at a future date at a price set at the time of the contract. Interest rate futures contracts may be bought or sold in an attempt to protect against the effects of interest rate changes on current or intended investments in debt instruments or generally to adjust the duration and interest rate sensitivity of an investment portfolio. For example, if the Fund owned long-term bonds and interest rates were expected to increase, the Fund might enter into interest rate futures contracts for the sale of debt instruments. Such a sale would have much the same effect as selling some of the long-term bonds in the Fund’s portfolio. If interest rates did increase, the value of the debt instruments in the portfolio would decline, but the value of the interest rate futures contracts would be expected to increase, subject to the correlation risks described below, thereby keeping the NAV of the Fund from declining as much as it otherwise would have.
Similarly, if interest rates were expected to decline, interest rate futures contracts may be purchased to hedge in anticipation of subsequent purchases of long-term bonds at higher prices. Since the fluctuations in the value of the interest rate futures contracts should be similar to that of long-term bonds, an interest rate futures contract may protect against the effects of the anticipated rise in the value of long-term bonds until the necessary cash becomes available or the market stabilizes. At that time, the interest rate futures contracts could be liquidated and cash could then be used to buy long-term bonds on the cash market. Similar results could be achieved by selling bonds with long maturities and investing in bonds with short maturities when interest rates are expected to increase. However, the futures market may be more liquid than the cash market in certain cases or at certain times.
Foreign Currency Futures: Currency futures contracts are similar to currency forward contracts (described above), except that they are traded on exchanges (and always have margin requirements) and are standardized as to contract size and settlement date. Most currency futures call for payment in U.S. dollars. A foreign currency futures contract is a standardized exchange-traded contract for the future sale of a specified amount of a foreign currency at a price set at the time of the contract. Foreign currency futures contracts traded in the U.S. are designed by and traded on exchanges regulated by the CFTC, such as the Chicago Mercantile Exchange, and have margin requirements.
At the maturity of a deliverable currency futures contract, the Fund either may accept or make delivery of the currency specified in the contract, or at or prior to maturity enter into a closing transaction involving the purchase or sale of an offsetting contract. Closing transactions with respect to futures contracts may be effected only on a commodities exchange or board of trade which provides a market in such contracts. There is no assurance that a liquid market on an exchange or board of trade will exist for any particular contract or at any particular time. In such event, it may not be possible to close a futures position and, in the event of adverse price movements, the Fund would continue to be required to make daily cash payments of variation margin.
Options on Futures Contracts: Options on futures contracts generally operate in the same manner as options purchased or written directly on the underlying assets. A futures option gives the holder, in return for the premium paid, the right, but not the obligation, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) at a specified exercise price at any time during the period of the option (or on a specified date, depending on its terms). Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer’s futures margin account which represents the amount by which the market price of the futures contract, at exercise, exceeds

(in the case of a call) or is less than (in the case of a put) the exercise price of the option on the futures. If an option is exercised on the last trading day prior to its expiration date, the settlement will be made entirely in cash. Purchasers of options who fail to exercise their options prior to the expiration date suffer a loss of the premium paid (plus transaction costs).
Like the buyer or seller of a futures contract, the holder or writer of an option has the right to terminate its position prior to the scheduled expiration of the option by selling or purchasing an option of the same series, at which time the person entering into the closing sale or purchase transaction will realize a gain or loss. There is no guarantee that such closing sale or purchase transactions can be effected.
The Fund would be required to deposit initial margin and maintenance margin with respect to put and call options on futures contracts written by it pursuant to brokers’ requirements similar to those described above in connection with the discussion on futures contracts. See “Margin Payments” above.
Options on Swaps: An option on a swap (“swaption”) provides the purchaser with the right, but not the obligation, to enter into a specified swap transaction at a predetermined rate, spread or other terms, on or before a specified date, in exchange for the payment of a premium. Upon exercise, a swaption may be settled by entering into the underlying swap or through cash settlement, depending on the terms of the agreement.
Swaptions are typically classified based on the type of position the Fund would assume upon exercise. For example, a swaption may provide the right to enter into an interest rate swap as a fixed‑rate payer or fixed‑rate receiver, or the right to buy or sell credit protection under a credit default swap. As a result, the economic exposure created by a swaption depends on both the terms of the option and the characteristics of the underlying swap.
The Fund may purchase swaptions to manage the timing, cost or uncertainty associated with entering into a swap position. For example, a swaption may be used to provide contingent exposure to interest rate or credit markets while limiting the Fund’s downside risk to the premium paid if market conditions do not develop as anticipated. The Fund may also use swaptions to hedge existing or anticipated exposures more precisely than may be possible through the use of swaps alone. The Fund may write (sell) swaptions, in which case it receives a premium but assumes the obligation to enter into the underlying swap if the option is exercised. Writing swaptions exposes the Fund to the risk that it may be required to enter into a swap at terms that are unfavorable at the time of exercise, which may result in significant losses relative to the premium received.
The value of a swaption is affected by a variety of factors, including changes in interest rates or credit spreads, the volatility of the underlying reference rate, index or instrument, the remaining term of the option and the terms of the underlying swap. As a result, a swaption may not perform as anticipated, and its value may fluctuate independently of the value of the Fund’s other investments.
Swaptions are generally traded in over-the-counter markets and may be less liquid than other derivative instruments. There can be no assurance that the Fund will be able to close out a swaption position at a favorable time or price, or at all. The Fund’s use of swaptions may involve leverage, as a relatively small premium may provide exposure to a large notional amount of the underlying swap. The Fund will manage its swaption positions in accordance with applicable regulatory requirements.
Risks of transactions in futures contracts and related options: Successful use of futures contracts is subject to the ability of the Investment Adviser (or Sub-Adviser, if applicable) to predict movements in various factors affecting financial markets. Compared to the purchase or sale of futures contracts, the purchase of call or put options on futures contracts involves less potential risk to the Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the purchase of a call or put option on a futures contract would result in a loss when the purchase or sale of a futures contract would not result in a loss, such as when there is no movement in the prices of the underlying futures contracts. The writing of an option on a futures contract involves risks similar to those risks relating to the sale of futures contracts.
The use of futures and related options involves the risk of imperfect correlation among movements in the prices of the assets underlying the futures and options, of the options and futures contracts themselves, and, in the case of hedging transactions, of the underlying assets which are the subject of a hedge. The successful use of these strategies further depends on the ability of the Investment Adviser (or Sub-Adviser, if applicable) to forecast market movements such as movements in interest rates correctly. It is possible that, where the Fund has purchased puts on futures contracts to hedge its portfolio against a decline in the market, the securities or index on which the puts are purchased may increase in value and the value of securities held in the portfolio may decline. If this occurred, the Fund would lose money on the puts and also experience a decline in value in its portfolio securities. In addition, the prices of futures, for a number of reasons, may not correlate perfectly with movements in the underlying asset due to certain market distortions. For example, all participants in the futures market are subject to margin deposit requirements. Such requirements may cause investors to close futures contracts through offsetting transactions, which could distort the normal relationship between the underlying asset and futures markets. The margin requirements in the futures markets are less onerous than margin requirements in the securities markets in general, and as a result the futures markets may attract more speculators than the securities markets do. Increased participation by speculators in the futures markets may also cause temporary price distortions.
There is no assurance that higher than anticipated trading activity or other unforeseen events might not, at times, render certain market clearing facilities inadequate, and thereby result in the institution by exchanges of special procedures which may interfere with the timely execution of customer orders.
The ability to establish and close out positions will be subject to the development and maintenance of a liquid market. It is not certain that this market will develop or continue to exist for a particular futures contract or option. The Fund’s futures commission merchant may limit the Fund’s ability to invest in certain futures contracts. Such restrictions may adversely affect the Fund’s performance and its ability to achieve its investment objective.

The CFTC, certain foreign (non-U.S.) regulators, and many futures exchanges have established (and continue to evaluate and monitor) limits, referred to as “position limits,” on the maximum net long or net short positions which any person may hold or control in particular options and futures contracts. In addition, U.S. federal position limits apply to swaps that are economically equivalent to futures contracts on certain agricultural, energy, and metals commodities. All positions owned or controlled by the same person or entity, even if in different accounts, must be aggregated for purposes of complying with these limits, unless an exemption applies. Thus, even if the Fund’s holding does not exceed applicable position limits, it is possible that some or all of the positions in client accounts managed by the Investment Adviser (or Sub-Adviser, if applicable) and its affiliates may be aggregated for this purpose. It is possible that the trading decisions of the Investment Adviser (or Sub-Adviser, if applicable) may be affected by the sizes of such aggregate positions. The modification of investment decisions or the elimination of open positions, if it occurs, may adversely affect the performance of the Fund. A violation of position limits could also lead to regulatory action materially adverse to the Fund’s investment strategy. The Fund may also be affected by other regimes, including those of the EU and UK, and trading venues that impose position limits on commodity derivative contracts.
Hybrid Instruments: A hybrid instrument may be a debt instrument, preferred stock, depositary share, trust certificate, warrant, convertible security, certificate of deposit or other evidence of indebtedness on which a portion of or all interest payments, and/or the principal or stated amount payable at maturity, redemption or retirement, is determined by reference to prices, changes in prices, or differences between prices, of securities, currencies, intangibles, goods, commodities, indexes, economic factors or other measures, including interest rates, currency exchange rates, or commodities or securities indices, or other indicators. Thus, hybrid instruments may take a variety of forms, including, but not limited to, debt instruments with interest or principal payments or redemption terms determined by reference to the value of a currency or commodity or securities index at a future point in time, preferred stocks with dividend rates determined by reference to the value of a currency, or convertible securities with the conversion terms related to a particular commodity.
Hybrid instruments can be an efficient means of creating exposure to a particular market, or segment of a market, with the objective of enhancing total return. For example, the Fund may wish to take advantage of expected declines in interest rates in several European countries, but avoid the transaction costs associated with buying and currency-hedging the foreign bond positions. One solution would be to purchase a U.S. dollar-denominated hybrid instrument whose redemption price is linked to the average three-year interest rate in a designated group of countries. The redemption price formula would provide for payoffs of greater than par if the average interest rate was lower than a specified level and payoffs of less than par if rates were above the specified level. Furthermore, the Fund could limit the downside risk of the security by establishing a minimum redemption price so that the principal paid at maturity could not be below a predetermined minimum level if interest rates were to rise significantly. The purpose of this arrangement, known as a structured security with an embedded put option, would be to give the Fund the desired European bond exposure while avoiding currency risk, limiting downside market risk, and lowering transactions costs. Of course, there is no guarantee that the strategy would be successful, and the Fund could lose money if, for example, interest rates do not move as anticipated or credit problems develop with the issuer of the hybrid instrument.
Risks of Investing in Hybrid Instruments: The risks of investing in hybrid instruments reflect a combination of the risks of investing in securities, swaps, options, futures and currencies. An investment in a hybrid instrument may entail significant risks that are not associated with a similar investment in a traditional debt instrument. The risks of a particular hybrid instrument will depend upon the terms of the instrument, but may include the possibility of significant changes in the benchmark(s) or the prices of the underlying assets to which the instrument is linked. Such risks generally depend upon factors unrelated to the operations or credit quality of the issuer of the hybrid instrument, which may not be foreseen by the purchaser, such as economic and political events, the supply and demand profiles of the underlying assets and interest rate movements. Hybrid instruments may be highly volatile.
The return on a hybrid instrument will be reduced by the costs of the swaps, options, or other instruments embedded in the instrument.
Hybrid instruments are potentially more volatile and carry greater market risks than traditional debt instruments. Depending on the structure of the particular hybrid instrument, changes in an underlying asset may be magnified by the terms of the hybrid instrument and have an even more dramatic and substantial effect upon the value of the hybrid instrument. Also, the prices of the hybrid instrument and the underlying asset may not move in the same direction or at the same time.
Hybrid instruments may bear interest or pay preferred dividends at below market (or even nominal) rates. Alternatively, hybrid instruments may bear interest at above market rates but bear an increased risk of principal loss (or gain). Leverage risk occurs when the hybrid instrument is structured so that a given change in an underlying asset is multiplied to produce a greater value change in the hybrid instrument, thereby magnifying the risk of loss as well as the potential for gain.
If a hybrid instrument is used as a hedge against, or as a substitute for, a portfolio investment, the hybrid instrument may not correlate as expected with the portfolio investment, resulting in losses. While hedging strategies involving hybrid instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other investments.
Hybrid instruments may also carry liquidity risk since the instruments are often “customized” to meet the portfolio needs of a particular investor. The Fund may be prohibited from transferring a hybrid instrument, or the number of possible purchasers may be limited by applicable law or because few investors have an interest in purchasing such a customized product. Because hybrid instruments are typically privately negotiated contracts between two parties, the value of a hybrid instrument will depend on the willingness and ability of the issuer of the instrument to meet its obligations. Hybrid instruments also may not be subject to regulation by the CFTC, which generally regulates the trading of futures, options on futures, and certain swaps.
Synthetic Convertible Securities: Synthetic convertible securities are derivative positions composed of two or more different securities whose investment characteristics, taken together, resemble those of convertible securities. For example, the Fund may purchase a non-convertible debt instrument and a warrant or option, which enables the Fund to have a convertible-like position with respect to a company, group of companies, or stock index. Synthetic convertible securities are typically offered by financial institutions and investment banks in private placement transactions. Upon conversion, the Fund generally receives an amount in cash equal to the difference between the conversion price and the then-current value of the underlying security. Unlike a true convertible security, a synthetic convertible security comprises two or more separate securities, each with its own market value. Therefore, the market value of a synthetic convertible security is the sum of the values of its debt component and its convertible component. For this reason, the value of a synthetic convertible security and a true convertible security may respond differently to market fluctuations.
Options: An option gives the holder the right, but not the obligation, to purchase (in the case of a call option) or sell (in the case of a put option) a specific amount or value of a particular underlying asset at a specific price (called the “exercise” or “strike” price) at one or more specific times before the option expires. The underlying asset of an option contract can be a security, currency, index, future, swap, commodity, or other type of financial instrument. The seller of an option is called an option writer. The purchase price of an option is called the premium. The potential loss to an option purchaser is limited to the amount of the premium plus transaction costs. This will be the case, for example, if the option is held and not exercised prior to its expiration date.
Options can be traded either through established exchanges (“exchange-traded options”) or privately negotiated transactions OTC options. Exchange-traded options are standardized with respect to, among other things, the underlying asset, expiration date, contract size and strike price. The terms of OTC options are generally negotiated by the parties to the option contract which allows the parties greater flexibility in customizing the agreement, but OTC options are generally less liquid than exchange-traded options.
All option contracts involve credit risk if the counterparty to the option contract (e.g., the clearing house or OTC counterparty) or the third party effecting the transaction in the case of cleared options (e.g., futures commission merchant or broker/dealer) fails to perform. The value of an OTC option that is not cleared is dependent on the credit worthiness of the individual counterparty to the contract and may be greater than the credit risk associated with cleared options.
The purchaser of a put option obtains the right (but not the obligation) to sell a specific amount or value of a particular asset to the option writer at a fixed strike price. In return for this right, the purchaser pays the option premium. The purchaser of a typical put option can expect to realize a gain if the price of the underlying asset falls. However, if the underlying asset’s price does not fall enough to offset the cost of purchasing the option, the purchaser of a put option can expect to suffer a loss (limited to the amount of the premium, plus related transaction costs).
The purchaser of a call option obtains the right (but not the obligation) to purchase a specified amount or value of an underlying asset from the option writer at a fixed strike price. In return for this right, the purchaser pays the option premium. The purchaser of a typical call option can expect to realize a gain if the price of the underlying asset rises. However, if the underlying asset’s price does not rise enough to offset the cost of purchasing the option, the buyer of a call option can expect to suffer a loss (limited to the amount of the premium, plus related transaction costs).
The purchaser of a call or put option may terminate its position by allowing the option to expire, exercising the option or closing out its position by entering into an offsetting option transaction if a liquid market is available. If the option is allowed to expire, the purchaser will lose the entire premium. If the option is exercised, the purchaser would complete the purchase or sale, as applicable, of the underlying asset to the option writer at the strike price.
The writer of a put or call option takes the opposite side of the transaction from the option’s purchaser. In return for receipt of the premium, the writer assumes the obligation to buy or sell (depending on whether the option is a put or a call) a specified amount or value of a particular asset at the strike price if the purchaser of the option chooses to exercise it. A call option written on a security or other instrument held by the Fund (commonly known as “writing a covered call option”) limits the opportunity to profit from an increase in the market price of the underlying asset above the exercise price of the option. A call option written on securities that are not currently held by the Fund is commonly known as “writing a naked call option.” During periods of declining securities prices or when prices are stable, writing these types of call options can be a profitable strategy to increase income with minimal capital risk. However, when securities prices increase, the Fund would be exposed to an increased risk of loss, because if the price of the underlying asset or instrument exceeds the option’s exercise price, the Fund would suffer a loss equal to the amount by which the market price exceeds the exercise price at the time the call option is exercised, minus the premium received. Calls written on securities that the Fund does not own are riskier than calls written on securities owned by the Fund because there is no underlying asset held by the Fund that can act as a partial hedge. When such a call is exercised, the Fund must purchase the underlying asset to meet its call obligation or make a payment equal to the value of its obligation in order to close out the option. Calls written on securities that the Fund does not own have speculative characteristics and the potential for loss is theoretically unlimited. There is also a risk, especially with less liquid preferred and debt instruments, that the asset may not be available for purchase.
Generally, an option writer sells options with the goal of obtaining the premium paid by the option purchaser. If an option sold by an option writer expires without being exercised, the writer retains the full amount of the premium. The option writer’s potential loss is equal to the amount the option is “in-the-money” when the option is exercised offset by the premium received when the option was written. A call option is in-the-money if the value of the underlying asset exceeds the strike price of the option, and so the call option writer’s loss is theoretically unlimited. A put option is in-the-money if the strike price of the option exceeds the value of the underlying asset, and so the put option writer’s loss is limited to the strike price. Generally, any profit realized by an option purchaser represents a loss for the option writer. The writer of an option may seek to terminate a position in the option before exercise by closing out its position by entering into an offsetting option transaction if a liquid market is available. If the market is not liquid for an offsetting option, however, the writer must continue to be prepared to sell or purchase the underlying asset at the strike price while the option is outstanding, regardless of price changes.

If the Fund is the writer of a cleared option, the Fund is required to deposit initial margin. Additional variation margin may also be required. If the Fund is the writer of an uncleared option, the Fund may be required to deposit initial margin and additional variation margin.
A physical delivery option gives its owner the right to receive physical delivery (if it is a call), or to make physical delivery (if it is a put) of the underlying asset when the option is exercised. A cash-settled option gives its owner the right to receive a cash payment based on the difference between a determined value of the underlying asset at the time the option is exercised and the fixed exercise price of the option. In the case of physically settled options, it may not be possible to terminate the position at any particular time or at an acceptable price. A cash-settled call conveys the right to receive a cash payment if the determined value of the underlying asset at exercise exceeds the exercise price of the option, and a cash-settled put conveys the right to receive a cash payment if the determined value of the underlying asset at exercise is less than the exercise price of the option.
Combination option positions are positions in more than one option at the same time. A spread involves being both the buyer and writer of the same type of option on the same underlying asset but different exercise prices and/or expiration dates. A straddle consists of purchasing or writing both a put and a call on the same underlying asset with the same exercise price and expiration date.
The principal factors affecting the market value of a put or call option include supply and demand, interest rates, the current market price of the underlying asset in relation to the exercise price of the option, the volatility of the underlying asset and the remaining period to the expiration date.
If a trading market in particular options were illiquid, investors in those options would be unable to close out their positions until trading resumes, and option writers may be faced with substantial losses if the value of the underlying asset moves adversely during that time. There can be no assurance that a liquid market will exist for any particular options product at any specific time. Lack of investor interest, changes in volatility, or other factors or conditions might adversely affect the liquidity, efficiency, continuity, or even the orderliness of the market for particular options. Exchanges or other facilities on which options are traded may establish limitations on options trading, may order the liquidation of positions in excess of these limitations, or may impose other sanctions that could adversely affect parties to an options transaction.
Many options, in particular OTC options, are complex and often valued based on subjective factors. Improper valuations can result in increased cash payment requirements to counterparties or a loss of value to the Fund.
Foreign Currency Options: Put and call options on foreign currencies may be bought or sold either on exchanges or in the OTC market. A put option on a foreign currency gives the purchaser of the option the right to sell a foreign currency at the exercise price until the option expires. A call option on a foreign currency gives the purchaser of the option the right to purchase the currency at the exercise price until the option expires. Currency options traded on U.S. or other exchanges may be subject to position limits which may limit the ability of the Fund to reduce foreign currency risk using such options.
Index Options: An index option is a put or call option on a securities index or other (typically securities-related) index. In contrast to an option on a security, the holder of an index option has the right to receive a cash settlement amount upon exercise of the option. This settlement amount is equal to: (i) the amount, if any, by which the fixed exercise price of the option exceeds (in the case of a call) or is below (in the case of a put) the closing value of the underlying index on the date of exercise, multiplied; by (ii) a fixed “index multiplier.” The index underlying an index option may be a “broad-based” index, such as the S&P 500® Index or the NYSE Composite Index, the changes in value of which ordinarily will reflect movements in the stock market in general. In contrast, certain options may be based on narrower market indices, such as the S&P 100 Index, or on indices of securities of particular industry groups, such as those of oil and gas or technology issuers. A stock index assigns relative values to the stocks included in the index, and the index fluctuates with changes in the market values of the stocks so included. The composition of the index is changed periodically. The risks of purchasing and selling index options are generally similar to the risks of purchasing and selling options on securities.
Participatory Notes: The Fund may invest in instruments that have economic characteristics similar to equity securities, such as participatory notes or other structured notes or instruments that may be developed from time to time. Participatory notes are a type of derivative instrument used by foreign investors to access local markets and to gain exposure to, primarily, equity securities of issuers listed on a local exchange. Rather than purchasing securities directly, the Fund may purchase a participatory note from a broker-dealer, which holds the securities on behalf of the noteholders.
Participatory notes are similar to depositary receipts except that: (1) brokers, not U.S. banks, are depositories for the securities; and (2) noteholders may remain anonymous to market regulators.
The value of the participatory notes will be directly related to the value of the underlying securities. Any dividends or capital gains collected from the underlying securities are remitted to the noteholder.
The risks of investing in participatory notes include derivatives risk and foreign investments risk. The foreign investments risk associated with participatory notes is similar to those of investing in depositary receipts. However, unlike depositary receipts, participatory notes are subject to counterparty risk based on the uncertainty of the counterparty’s (i.e., the broker’s) ability to meet its obligations.
Rights and Warrants: Warrants and rights are types of securities that give a holder a right to purchase shares of common stock. Warrants usually are issued in conjunction with a bond or preferred stock and entitle a holder to purchase a specified amount of common stock at a specified price typically for a period of years. Rights are instruments, frequently distributed to an issuer’s shareholders as a dividend, that usually entitle the holder to purchase a specified amount of common stock at a specified price on a specific date or during a specific period of time (typically for a period of only weeks). The exercise price on a right is normally at a discount from the market value of the common stock at the time of distribution.

Warrants may be used to enhance the marketability of a bond or preferred stock. Rights are frequently used outside of the United States as a means of raising additional capital from an issuer’s current shareholders.
Warrants and rights do not carry with them the right to dividends or to vote, do not represent any rights in the assets of the issuer and may or may not be transferable. Investments in warrants and rights may be considered more speculative than certain other types of investments. In addition, the value of a warrant or right does not necessarily change with the value of the underlying securities, and expires worthless if it is not exercised on or prior to its expiration date, if any.
Bonds issued with warrants attached to purchase equity securities have many characteristics of convertible bonds and their prices may, to some degree, reflect the performance of the underlying stock. Bonds also may be issued with warrants attached to purchase additional debt instruments.
Equity-linked warrants are purchased from a broker, who in turn is expected to purchase shares in the local market. If the Fund exercises its warrant, the shares are expected to be sold and the warrant redeemed with the proceeds. Typically, each warrant represents one share of the underlying stock. Therefore, the price and performance of the warrant are directly linked to the underlying stock, less transaction costs. In addition to the market risk related to the underlying holdings, the Fund bears counterparty risk with respect to the issuing broker. There is currently no active trading market for equity-linked warrants, and they may be highly illiquid.
Index-linked warrants are put and call warrants where the value varies depending on the change in the value of one or more specified securities indices. Index-linked warrants are generally issued by banks or other financial institutions and give the holder the right, at any time during the term of the warrant, to receive upon exercise of the warrant a cash payment from the issuer based on the value of the underlying index at the time of exercise. In general, if the value of the underlying index rises above the exercise price of the index-linked warrant, the holder of a call warrant will be entitled to receive a cash payment from the issuer upon exercise based on the difference between the value of the index and the exercise price of the warrant; if the value of the underlying index falls, the holder of a put warrant will be entitled to receive a cash payment from the issuer upon exercise based on the difference between the exercise price of the warrant and the value of the index. The holder of a warrant would not be entitled to any payments from the issuer at any time when, in the case of a call warrant, the exercise price is greater than the value of the underlying index, or, in the case of a put warrant, the exercise price is less than the value of the underlying index. If the Fund were not to exercise an index-linked warrant prior to its expiration, then the Fund would lose the amount of the purchase price paid by it for the warrant.
Index-linked warrants are normally used in a manner similar to its use of options on securities indices. The risks of index-linked warrants are generally similar to those relating to its use of index options. Unlike most index options, however, index-linked warrants are issued in limited amounts and are not obligations of a regulated clearing agency, but are backed only by the credit of the bank or other institution that issues the warrant. Also, index-linked warrants may have longer terms than index options. Index-linked warrants are not likely to be as liquid as certain index options backed by a recognized clearing agency. In addition, the terms of index-linked warrants may limit the Fund’s ability to exercise the warrants at such time, or in such quantities, as the Fund would otherwise wish to do.
Indirect investment in foreign equity securities may be made through international warrants, local access products, participation notes, or low exercise price warrants. International warrants are financial instruments issued by banks or other financial institutions, which may or may not be traded on a foreign exchange. International warrants are a form of derivative security that may give holders the right to buy or sell an underlying security or a basket of securities from or to the issuer for a particular price or may entitle holders to receive a cash payment relating to the value of the underlying security or basket of securities. International warrants are similar to options in that they are exercisable by the holder for an underlying security or the value of that security, but are generally exercisable over a longer term than typical options. These types of instruments may be American style exercise, which means that they can be exercised at any time on or before the expiration date of the international warrant, or European style exercise, which means that they may be exercised only on the expiration date. International warrants have an exercise price, which is typically fixed when the warrants are issued.
Low exercise price warrants are warrants with an exercise price that is very low relative to the market price of the underlying instrument at the time of issue (e.g., one cent or less). The buyer of a low exercise price warrant effectively pays the full value of the underlying common stock at the outset. In the case of any exercise of warrants, there may be a time delay between the time a holder of warrants gives instructions to exercise and the time the price of the common stock relating to exercise or the settlement date is determined, during which time the price of the underlying security could change significantly. These warrants entail substantial credit risk, since the issuer of the warrant holds the purchase price of the warrant (approximately equal to the value of the underlying investment at the time of the warrant’s issue) for the life of the warrant.
The exercise or settlement date of the warrants and other instruments described above may be affected by certain market disruption events, such as difficulties relating to the exchange of a local currency into U.S. dollars, the imposition of capital controls by a local jurisdiction or changes in the laws relating to foreign investments. These events could lead to a change in the exercise date or settlement currency of the instruments, or postponement of the settlement date. In some cases, if the market disruption events continue for a certain period of time, the warrants may become worthless, resulting in a total loss of the purchase price of the warrants.
Investments in these instruments involve the risk that the issuer of the instrument may default on its obligation to deliver the underlying security or cash in lieu thereof. These instruments may also be subject to liquidity risk because there may be a limited secondary market for trading the warrants. They are also subject, like other investments in foreign (non-U.S.) securities, to foreign risk and currency risk.
Swap Transactions and Options on Swap Transactions: Swap agreements are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than one year. In a standard “swap” transaction, two parties agree to exchange the returns (or differentials in rates of return) earned or realized on particular predetermined underlying assets, which may be adjusted for an interest factor. The gross returns to be exchanged or “swapped” between the parties are generally calculated with respect to a “notional amount,” (i.e., the return on or increase in value of a particular dollar amount invested at a particular interest rate or in a “basket” of securities representing a particular index). When the Fund enters into an interest rate swap, it typically agrees to make payments to its counterparty based on a specified long- or short-term interest rate, and will receive payments from its counterparty based on another interest rate. Other forms of swap agreements include interest rate caps, under which, in return for a specified payment stream, one party agrees to make payments to the other to the extent that interest rates exceed a specified rate, or “cap”; interest rate floors, under which, in return for a specified payment stream, one party agrees to make payments to the other to the extent that interest rates fall below a specified rate, or “floor”; and interest rate collars, under which a party sells a cap and purchases a floor or vice versa in an attempt to protect itself against interest rate movements exceeding given minimum or maximum levels. The Fund may enter into an interest rate swap in order, for example, to hedge against the effect of interest rate changes on the value of specific securities in its portfolio, or to adjust the interest rate sensitivity (duration) or the credit exposure of its portfolio overall, or otherwise as a substitute for a direct investment in debt instruments.
In a total return swap, one party typically agrees to pay to the other a short-term interest rate in return for a payment at one or more times in the future based on the increase in the value of an underlying asset; if the underlying asset declines in value, the party that pays the short-term interest rate must also pay to its counterparty a payment based on the amount of the decline. A swap may create a long or short position in the underlying asset. A total return swap may be used to hedge against an exposure in an investment portfolio (including to adjust the duration or credit quality of a bond portfolio) or generally to put cash to work efficiently in the markets in anticipation of, or as a replacement for, cash investments. A total return swap may also be used to gain exposure to securities or markets which may not be accessed directly (in so-called market access transactions).
In a credit default swap, one party provides what is in effect insurance against a default or other adverse credit event affecting an issuer of debt instruments (typically referred to as a “reference entity”). In general, the protection “buyer” in a credit default swap is obligated to pay the protection “seller” an upfront amount or a periodic stream of payments over the term of the swap. If a “credit event” occurs, the buyer has the right to deliver to the seller bonds or other obligations of the reference entity (with a value up to the full notional value of the swap), and to receive a payment equal to the par value of the bonds or other obligations. Rather than exchange the bonds for the par value, a single cash payment may be due from the seller representing the difference between the par value of the bonds and the current market value of the bonds (which may be determined through an auction). Credit events that would trigger a request that the seller make payment are specific to each credit default swap agreement, but generally include bankruptcy, failure to pay, restructuring, obligation acceleration, obligation default, or repudiation/moratorium. If the Fund buys protection, it may or may not own securities of the reference entity. If it does own securities of the reference entity, the swap serves as a hedge against a decline in the value of the securities due to the occurrence of a credit event involving the issuer of the securities. If the Fund does not own securities of the reference entity, the credit default swap may be seen to create a short position in the reference entity. If the Fund is a buyer and no credit event occurs, the Fund will typically recover nothing under the swap, but will have had to pay the required upfront payment or stream of continuing payments under the swap. If the Fund sells protection under a credit default swap, the position may have the effect of creating leverage in the Fund’s portfolio through the Fund’s indirect long exposure to the issuer or securities on which the swap is written. If the Fund sells protection, it may do so either to earn additional income or to create such a “synthetic” long position. Credit default swaps involve general market risks, illiquidity risk, counterparty risk, and credit risk.
A cross-currency swap is a contract between two counterparties to exchange interest and principal payments in different currencies. A cross-currency swap normally has an exchange of principal at maturity (the final exchange); an exchange of principal at the start of the swap (the initial exchange) is optional. An initial exchange of notional principal amounts at the spot exchange rate serves the same function as a spot transaction in the foreign exchange market (for an immediate exchange of foreign exchange risk). An exchange at maturity of notional principal amounts at the spot exchange rate serves the same function as a forward transaction in the foreign exchange market (for a future transfer of foreign exchange risk). The currency swap market convention is to use the spot rate rather than the forward rate for the exchange at maturity. The economic difference is realized through the coupon exchanges over the life of the swap. In contrast to single currency interest rate swaps, cross-currency swaps involve both interest rate risk and foreign exchange risk.
The Fund may enter into swap transactions for any legal purpose consistent with its investment objective and policies, such as for the purpose of attempting to obtain or preserve a particular return or spread at a lower cost than obtaining a return or spread through purchases and/or sales of instruments in other markets, to protect against currency fluctuations, as a duration management technique, to protect against any increase in the price of securities the Fund anticipates purchasing at a later date, or to gain exposure to certain markets in a more economical way.
An interest rate cap is a right to receive periodic cash payments over the life of the cap equal to the difference between any higher actual level of interest rates in the future and a specified strike (or “cap”) level. The cap buyer purchases protection for a floating rate move above the strike. An interest rate floor is the right to receive periodic cash payments over the life of the floor equal to the difference between any lower actual level of interest rates in the future and a specified strike (or “floor”) level. The floor buyer purchases protection for a floating rate move below the strike. The strikes are based on a reference rate chosen by the parties and are typically measured quarterly. Rights arising pursuant to both caps and floors are typically exercised automatically if the strike is in the money. Caps and floors can eliminate the risk that the buyer fails to exercise an in-the-money option.
The swap market has grown over the years, with a large number of banks and investment banking firms acting both as principals and agents utilizing standard swap documentation, which has contributed to greater liquidity in certain areas of the swap market under normal market conditions.

An option on swap agreement (“swaption”) is a contract that gives a counterparty the right (but not the obligation) to enter into a new swap agreement or to shorten, extend, cancel, or otherwise modify an existing swap agreement, at some designated future time on specified terms. Depending on the terms of the particular swaption, generally a greater degree of risk is incurred when writing a swaption than when purchasing a swaption. If the Fund purchases a swaption, it risks losing only the amount of the premium it has paid should it decide to let the option expire unexercised. However, if the Fund writes a swaption, upon exercise of the option the Fund will become obligated according to the terms of the underlying agreement.
The successful use of swap agreements or swaptions depends on the manager’s ability to predict correctly whether certain types of investments are likely to produce greater returns than other investments. Moreover, the Fund bears the risk of loss of the amount expected to be received under a swap agreement in the event of the default or bankruptcy of a swap agreement counterparty.
Swaps are highly specialized instruments that require investment techniques and risk analyses different from those associated with traditional investments. The use of a swap requires an understanding not only of the referenced asset, reference rate, or index but also of the swap itself, without the benefit of observing the performance of the swap under all possible market conditions. Because they are two-party contracts that may be subject to contractual restrictions on transferability and termination and because they may have terms of greater than seven days, swap agreements may be considered to be illiquid. To the extent that a swap is not liquid, it may not be possible to initiate a transaction or liquidate a position at an advantageous time or price, which may result in significant losses.
Like most other investments, swap agreements are subject to the risk that the market value of the instrument will change in a way detrimental to the Fund’s interest. The Fund bears the risk that its manager will not accurately forecast future market trends or the values of assets, reference rates, indices, or other economic factors in establishing swap positions for the Fund. If the manager attempts to use a swap as a hedge against, or as a substitute for, a portfolio investment, the Fund would be exposed to the risk that the swap will have or will develop imperfect or no correlation with the portfolio investment. This could cause substantial losses for the Fund. While hedging strategies involving swap instruments can reduce the risk of loss, they can also reduce the opportunity for gain or even result in losses by offsetting favorable price movements in other Fund investments. Many swaps are complex and often valued subjectively.
Counterparty risk with respect to derivatives has been and may continue to be affected by rules and regulations concerning the derivatives market. Some interest rate swaps and credit default index swaps are required to be centrally cleared, and a party to a cleared derivatives transaction is subject to the credit risk of the clearing house and the clearing member through which it holds the position. Credit risk of market participants with respect to derivatives that are centrally cleared is concentrated in a few clearing houses and clearing members, and it is not clear how an insolvency proceeding of a clearing house or clearing member would be conducted, what effect the insolvency proceeding would have on any recovery by the Fund, and what impact an insolvency of a clearing house or clearing member would have on the financial system more generally. In some ways, cleared derivative arrangements are less favorable to the Fund than bilateral arrangements, for example, by requiring that the Fund provide more margin for its cleared derivatives positions. Also, as a general matter, in contrast to a bilateral derivatives position, following a period of notice to the Fund, the clearing house or the clearing member through which it holds its position at any time can require termination of an existing cleared derivatives position or an increase in the margin required at the outset of a transaction. Any increase in margin requirements or termination of existing cleared derivatives positions by the clearing member or the clearing house could interfere with the ability of the Fund to pursue its investment strategy.
Also, in the event of a counterparty's (or its affiliate's) insolvency, the possibility exists that the Fund's ability to exercise remedies, such as the termination of transactions, netting of obligations and realization on collateral, could be stayed or eliminated under special resolution regimes adopted in the U.S., the EU, the UK, and various other jurisdictions. Such regimes provide government authorities with broad authority to intervene when a financial institution is experiencing financial difficulty. In particular, the regulatory authorities could reduce, eliminate, or convert to equity the liabilities to the Fund of a counterparty who is subject to such proceedings in the EU and the UK (sometimes referred to as a “bail in”).
The U.S. government, the EU, and the UK have also adopted mandatory minimum margin requirements for bilateral derivatives. Such requirements could increase the amount of margin required to be provided by the Fund in connection with its derivatives transactions and, therefore, make derivatives transactions more expensive.
The SEC has finalized new rules restricting activities that could be considered to be manipulative in connection with security-based swaps. While it is currently difficult to predict the full impact of these new rules, these rules could make it more difficult for the Fund to execute certain investment strategies and may have a material adverse effect on the Fund's ability to generate returns.
Foreign Currency Warrants: Foreign currency warrants such as Currency Exchange WarrantsSM (“CEWsSM”) are warrants that entitle the holder to receive from their issuer an amount of cash (generally, for warrants issued in the U.S., in U.S. dollars) which is calculated pursuant to a predetermined formula and based on the exchange rate between a specified foreign currency and the U.S. dollar as of the exercise date of the warrant. Foreign currency warrants generally are exercisable upon their issuance and expire as of a specified date and time. The formula used to determine the amount payable upon exercise of a foreign currency warrant may make the warrant worthless unless the applicable foreign currency exchange rate moves in a particular direction (e.g., unless the U.S. dollar appreciates or depreciates against the particular foreign currency to which the warrant is linked or indexed).
OTHER INVESTMENT TECHNIQUES
Artificial Intelligence: Artificial intelligence refers to computer systems that can perform tasks that would otherwise require human intelligence and encompasses various different forms of artificial intelligence, including machine learning models. Artificial intelligence is typically designed to analyze data, learn from patterns and experiences, make decisions, and solve problems. Artificial intelligence can be categorized into two types: narrow artificial intelligence, which is designed for specific tasks, and general artificial intelligence, which has the ability to perform any intellectual task that a human can do and includes generative artificial intelligence (“GAI”). GAI is a type of artificial intelligence technology that produces new text, images, audio, and other content based on training data that includes examples of the desired output. Typically, users enter questions, queries, or other inputs that prompt the GAI model or tool to produce output. In addition, some software uses GAI to suggest changes, summarize information, or translate text. Artificial intelligence has various applications in many fields such as healthcare, finance, transportation, and law.
The Investment Adviser or the Sub-Adviser may use and/or expand its use of artificial intelligence in connection with its business, operating and investment activities and the Fund’s investments may also use such technologies. Actual usage of such artificial intelligence will vary, and while the Investment Adviser or the Sub-Adviser expects from time to time to adopt and adjust usage policies and procedures governing the use of artificial intelligence by its personnel, there is a risk of misuse of artificial intelligence technologies.
Artificial intelligence is highly reliant on the collection and analysis of large amounts of data and complex algorithms, but it is not possible nor practicable to incorporate all data that would be relevant for a task conducted by artificial intelligence. Therefore, it is possible that the information provided through use of artificial intelligence could be insufficient, incomplete, inaccurate or biased leading to adverse effects for the Fund, including, potentially, operational errors and investment losses. It is also possible that, given the limited transparency into the decision-making of artificial intelligence models, the Investment Adviser or the Sub-Adviser may have limited ability to examine the bases for the selections and other outputs of artificial intelligence models.
Artificial intelligence and its current and potential future applications, including in the investment and financial sectors, as well as the regulatory frameworks within which they operate, continue to rapidly evolve, and it is impossible to predict the full extent of future applications or regulations. Ongoing and future regulatory actions with respect to artificial intelligence generally or artificial intelligence’s use in any industry in particular may alter, perhaps to a materially adverse extent, the ability of the Investment Adviser or the Sub-Adviser, the Fund or its investments to utilize artificial intelligence in the manner it has to-date, and may have an adverse impact on the ability of the Investment Adviser or the Sub-Adviser, or the Fund or its investments to continue to operate as intended.
Borrowing: Borrowing may result in leveraging of the Fund’s assets. This borrowing may be secured or unsecured. Borrowing, like other forms of leverage, will tend to exaggerate the effect on NAV of any increase or decrease in the market value of the Fund’s portfolio. Money borrowed will be subject to interest costs which may or may not be recovered by appreciation of the securities purchased, if any. The Fund also may be required to maintain minimum average balances in connection with such borrowing or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate. Provisions of the 1940 Act require the Fund to maintain continuous asset coverage (that is, total assets including borrowings, less liabilities exclusive of borrowings) of 300% of the amount borrowed, with an exception for borrowings not in excess of 5% of the Fund’s total assets made for temporary administrative purposes. Any borrowings for temporary administrative purposes in excess of 5% of total assets must maintain continuous asset coverage. If the 300% asset coverage should decline as a result of market fluctuations or other reasons, the Fund may be required to sell some of its portfolio holdings within three days to reduce the debt and restore the 300% asset coverage, even though it may be disadvantageous from an investment standpoint to sell holdings at that time.
From time to time, the Fund may enter into, and make borrowings for temporary purposes related to the redemption of shares under, a credit agreement with third-party lenders. Borrowings made under such credit agreements will be allocated pursuant to guidelines approved by the Board.
Leverage: To seek to increase the yield on the Common Shares, the Fund employs financial leverage primarily by investing in derivative instruments, including, but not limited to, credit default swaps, total return swaps, options, and futures contracts. The Fund may also employ financial leverage through borrowings such as bank loans, commercial paper, or under credit facilities used for borrowings for investment purposes. In addition, because the fees received by the Investment Adviser are based on Managed Assets (defined below), including assets acquired through the Fund's use of certain forms of leverage, the Investment Adviser has a financial incentive for the Fund to use certain forms of leverage, which may create a conflict of interest between the Investment Adviser, on the one hand, and the Shareholders, on the other hand.
Illiquid Securities: Illiquid investment means any investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.
Participation on Creditors’ Committees: The Fund may from time to time participate on committees formed by creditors to negotiate with the management of financially troubled issuers of securities held by the Fund. Such participation may incur additional expenses such as legal fees and may make the Fund an “insider” of the issuer for purposes of the federal securities laws, which may restrict such Fund’s ability to trade in or acquire additional positions in a particular security when it might otherwise desire to do so. Participation on such committees may also expose the Fund to potential liabilities under the federal bankruptcy laws or other laws governing the rights of creditors and debtors.
Repurchase Agreements: A repurchase agreement is a contract under which the Fund acquires a security for a relatively short period (usually not more than one week) subject to the obligation of the seller to repurchase and the Fund to resell such security at a fixed time and price. Repurchase agreements may be viewed as loans which are collateralized by the securities subject to repurchase. The value of the underlying securities in such transactions will be at least equal at all times to the total amount of the repurchase obligation, including the interest factor. If the seller defaults, the Fund could realize a loss on the sale of the underlying security to the extent that the proceeds of sale including accrued interest are less than the resale price provided in the agreement including interest. In addition, if the seller should be involved in bankruptcy or insolvency proceedings, the Fund may incur delay and costs in selling the underlying security or may suffer a loss of principal and interest if the Fund is treated as an unsecured creditor and required to return the underlying collateral to the seller’s estate. To the extent that the Fund has invested a substantial portion of its assets in repurchase agreements, the investment return on such assets, and potentially the ability to achieve the investment objectives, will depend on the counterparties’ willingness and ability to perform their obligations under the repurchase agreements. The SEC has finalized new rules requiring the central clearing of certain repurchase transactions involving U.S. Treasuries and compliance with these rules is expected to be required in the middle of 2027. The mandatory clearing of such repurchase transactions could increase the cost of repurchase transactions and impose added operational complexity which could make it more difficult for the Fund to execute certain investment strategies.
Restricted Securities: Securities that are legally restricted as to resale (such as those issued in private placements), including securities governed by Rule 144A and Regulation S, and securities that are offered in reliance on Section 4(a)(2) of the 1933 Act, are referred to as “restricted securities.” Restricted securities may be sold in private placement transactions between issuers and their purchasers and may be neither listed on an exchange nor traded in other established markets. Due to the absence of a public trading market, restricted securities may be more volatile, less liquid, and more difficult to value than publicly- traded securities. The price realized from the sale of these securities could be less than the amount originally paid or less than their fair value if they are resold in privately negotiated transactions. In addition, these securities may not be subject to disclosure and other investment protection requirements that are afforded to publicly-traded securities. Certain restricted securities represent investments in smaller, less seasoned issuers, which may involve greater risk. The Fund may incur additional expenses when disposing of restricted securities, including costs to register the sale of the securities. The Board has delegated to Fund management the responsibility for monitoring and determining the liquidity of restricted securities, subject to the Board’s oversight.
Reverse Repurchase Agreements and Dollar Roll Transactions: Reverse repurchase agreements involve sales of portfolio securities to another party and an agreement by the Fund to repurchase the same securities at a later date at a fixed price. During the reverse repurchase agreement period, the Fund continues to receive principal and interest payments on the securities and also has the opportunity to earn a return on the collateral furnished by the counterparty to secure its obligation to redeliver the securities.
Dollar rolls involve selling securities (e.g., mortgage-backed securities or U.S. Treasury securities) and simultaneously entering into a commitment to purchase those or similar securities on a specified future date and price from the same party. Mortgage-dollar rolls and U.S. Treasury rolls are types of dollar rolls. During the roll period, principal and interest paid on the securities is not received but proceeds from the sale can be invested.
Reverse repurchase agreement and dollar rolls involve the risk that the market value of the securities to be repurchased under the agreement may decline below the repurchase price. If the buyer of securities under a reverse repurchase agreement or dollar rolls files for bankruptcy or becomes insolvent, such a buyer or its trustee or receiver may receive an extension of time to determine whether to enforce the obligation to repurchase the securities and use of the proceeds of the reverse repurchase agreement may effectively be restricted pending such decision. Additionally, reverse repurchase agreements entail many of the same risks as OTC derivatives. These include the risk that the counterparty to the reverse repurchase agreement may not be able to fulfill its obligations, that the parties may disagree as to the meaning or application of contractual terms, or that the instrument may not perform as expected. The SEC has finalized new rules requiring the central clearing of certain reverse repurchase transactions involving U.S. Treasuries and compliance with these rules is expected to be required in the middle of 2027. The mandatory clearing of such transactions could increase the cost of such transactions and impose added operational complexity which could make it more difficult for the Fund to execute certain investment strategies.
Securities Lending: Securities lending involves lending of portfolio securities to qualified broker/dealers, banks or other financial institutions who may need to borrow securities in order to complete certain transactions, such as covering short sales, avoiding failure to deliver securities, or completing arbitrage operations. Securities are loaned pursuant to a securities lending agreement approved by the Board and under the terms, structure and the aggregate amount of such loans consistent with the 1940 Act. Lending portfolio securities increases the lender’s income by receiving a fixed fee or a percentage of the collateral, in addition to receiving the interest or dividend on the securities loaned. As collateral for the loaned securities, the borrower gives the lender collateral equal to at least 100% of the value of the loaned securities. The collateral may consist of cash (including U.S. dollars and foreign currency), securities issued by the U.S. Government or its agencies or instrumentalities, or such other collateral as may be approved by the Board. The borrower must also agree to increase the collateral if the value of the loaned securities increases but may request some of the collateral be returned if the market value of the loaned securities goes down.
During the existence of the loan, the lender will receive from the borrower amounts equivalent to any dividends, interest or other distributions on the loaned securities, as well as interest on such amounts. Loans are subject to termination by the lender or a borrower at any time. The Fund may choose to terminate a loan in order to vote in a proxy solicitation.
During the time a security is on loan and the issuer of the security makes an interest or dividend payment, the borrower pays the lender a substitute payment equal to any interest or dividends the lender would have received directly from the issuer of the security if the lender had not loaned the security. When a lender receives dividends directly from domestic or certain foreign corporations, a portion of the dividends paid by the lender itself to its shareholders and attributable to those dividends (but not the portion attributable to substitute payments) may be eligible for (i) treatment as “qualified dividend income” in the hands of individuals or (ii) the U.S. federal dividends received deduction in the hands of corporate shareholders. The Investment Adviser expects generally to follow the practice of causing the Fund to terminate a securities loan – and forego any income on the loan after the termination – in anticipation of a dividend payment. By doing so, a lender would receive the dividend directly from the issuer of the securities, rather than a substitute payment from the borrower of the securities, and thereby preserve the possibility of those tax benefits for certain shareholders. A lender’s shares may be held by affiliates of the Investment Adviser, and the Investment Adviser’s termination of securities loans under these circumstances (resulting in the lender’s foregoing income from the loans after the termination) may provide an economic benefit to those affiliates.

Securities lending involves counterparty risk, including the risk that a borrower may not provide additional collateral when required or return the loaned securities in a timely manner. Counterparty risk also includes a potential loss of rights in the collateral if the borrower or the Lending Agent defaults or fails financially. This risk is increased if loans are concentrated with a single borrower or limited number of borrowers. There are no limits on the number of borrowers that may be used and securities may be loaned to only one or a small group of borrowers. Participation in securities lending also incurs the risk of loss in connection with investments of cash collateral received from the borrowers. Cash collateral is invested in accordance with investment guidelines contained in the Securities Lending Agreement and approved by the Board. Some or all of the cash collateral received in connection with the securities lending program may be invested in one or more pooled investment vehicles, including, among other vehicles, money market funds managed by the Lending Agent (or its affiliates). The Lending Agent shares in any income resulting from the investment of such cash collateral, and an affiliate of the Lending Agent may receive asset-based fees for the management of such pooled investment vehicles, which may create a conflict of interest between the Lending Agent (or its affiliates) and the Fund with respect to the management of such cash collateral. To the extent that the value or return on investments of the cash collateral declines below the amount owed to a borrower, the Fund may incur losses that exceed the amount it earned on lending the security. The Lending Agent will indemnify the Fund from losses resulting from a borrower’s failure to return a loaned security when due, but such indemnification does not extend to losses associated with declines in the value of cash collateral investments. The Investment Adviser is not responsible for any loss incurred by the Fund in connection with the securities lending program.
Short Sales: Short sales can be made “against the box” or not “against the box.” A short sale that is not made “against the box” is a transaction in which a party sells a security it does not own, in anticipation of a decline in the market value of that security. To complete such a transaction, the seller must borrow the security to make delivery to the buyer. To borrow the security, the seller also may be required to pay a premium, which would increase the cost of the security sold. The seller then is obligated to replace the security borrowed by purchasing it at the market price at the time of replacement. It may not be possible to liquidate or close out the short sale at any particular time or at an acceptable price. The price at such a time may be more or less than the price at which the security was sold by the seller. The seller will incur a loss if the price of the security increases between the date of the short sale and the date on which the seller replaced the borrowed security. Such loss may be unlimited. The seller will realize a gain if the security declines in price between those dates. The amount of any gain will decrease, and the amount of a loss will increase, by the amount of the premium, dividends or interest the seller may be required to pay in connection with a short sale. The proceeds of the short sale will be retained by the broker, to the extent necessary to meet the margin requirements, until the short position is closed out.
The seller may also make short sales “against the box.” A short sale “against the box” is a transaction in which a security identical to one owned by the seller is borrowed and sold short. If the seller enters into a short sale against the box, it is required to hold securities equivalent in-kind and in amount to the securities sold short (or securities convertible or exchangeable into such securities) while the short sale is outstanding. The seller will incur transaction costs, including interest, in connection with opening, maintaining, and closing short sales against the box and will forgo an opportunity for capital appreciation in the security.
Selling short “against the box” typically limits the amount of effective leverage. Short sales “against the box” may be used to hedge against market risks when the manager believes that the price of a security may decline, causing a decline in the value of a security or a security convertible into or exchangeable for such security. In such case, any future losses in the long position would be reduced by a gain in the short position. The extent to which such gains or losses in the long position are reduced will depend upon the amount of securities sold short relative to the amount of the securities owned, either directly or indirectly, and, in the case of convertible securities, changes in the investment values or conversion premiums of such securities.
In response to market events, the SEC and regulatory authorities in other jurisdictions may adopt (and in certain cases, have adopted) bans on, and/or reporting requirements for, short sales of certain securities. See “Derivatives Regulation” for more information.
To Be Announced Sale Commitments: To be announced commitments represent an agreement to purchase or sell securities on a delayed delivery or forward commitment basis through the “to-be announced” (“TBA”) market. With TBA transactions, a commitment is made to either purchase or sell securities for a fixed price, without payment, and delivery at a scheduled future dated beyond the customary settlement period for securities. In addition, with TBA transactions, the particular securities to be delivered or received are not identified at the trade date; however, securities delivered to a purchaser must meet specified criteria (such as yield, duration, and credit quality) and contain similar characteristics. TBA securities may be sold to hedge positions or to dispose of securities under delayed delivery arrangements.
Although the particular TBA securities must meet industry-accepted “good delivery” standards, there can be no assurance that a security purchased on a forward commitment basis will ultimately be issued or delivered by the counterparty. During the settlement period, the purchaser will still bear the risk of any decline in the value of the security to be delivered. Because these transactions do not require the purchase and sale of identical securities, the characteristics of the security delivered to the purchaser may be less favorable than the security delivered to the dealer. The purchaser of TBA securities generally is subject to increased market risk and interest rate risk because the delivered securities may be less favorable than anticipated by the purchaser. TBA securities have the effect of creating leverage.
FINRA rules that became effective in 2024 include mandatory margin requirements for the TBA market with limited exceptions. TBAs historically had not been required to be collateralized. The collateralization of TBA trades is intended to mitigate counterparty credit risk between trade and settlement, but could increase the cost of TBA transactions and impose added operational complexity.

When-Issued Securities and Delayed Delivery Transactions: When-issued securities and delayed delivery transactions involve the purchase or sale of securities at a predetermined price or yield with payment and delivery taking place in the future after the customary settlement period for that type of security. Upon the purchase of the securities, liquid assets with an amount equal to or greater than the purchase price of the security will be set aside to cover the purchase of that security. The value of these securities is reflected in the net asset value as of the purchase date; however, no income accrues from the securities prior to their delivery.
There can be no assurance that a security purchased on a when-issued basis will be issued or that a security purchased or sold on a delayed delivery basis will be delivered. When the Fund engages in when-issued or delayed delivery transactions, it relies on the other party to consummate the trade. Failure of such party to do so may result in the Fund’s incurring a loss or missing an opportunity to obtain a price considered to be advantageous.
The purchase of securities in this type of transaction increases an overall investment exposure and involves a risk of loss if the value of the securities declines prior to settlement. If deemed advisable as a matter of investment strategy, the securities may be disposed of or the transaction renegotiated after it has been entered into, and the securities sold before those securities are delivered on the settlement date.
OTHER RISKS AND CONSIDERATIONS
Cybersecurity Issues: Cybersecurity incidents and cyber-attacks (referred to collectively herein as “cyber-attacks”) have been occurring globally at a more frequent and severe level and will likely continue to increase in frequency in the future. The Voya family of funds, and their service providers, may be prone to operational and information security risks resulting from cyber-attacks. Furthermore, as the Fund’s assets grow, it may become a more appealing target for cybersecurity threats such as hackers and malware. Cyber-attacks include, among other behaviors, stealing or corrupting data maintained online or digitally, denial of service attacks on websites, ransomware attacks, social engineering attempts (such as business email compromise attacks), the unauthorized release of confidential information or various other forms of cybersecurity breaches. Cyber-attacks affecting the Fund or its service providers may adversely impact the Fund. For instance, cyber-attacks may interfere with the processing of shareholder transactions, impact the Fund’s ability to calculate its NAV, cause the release of private shareholder information or confidential business information, impede trading, subject the Fund to regulatory fines or financial losses and/or cause reputational damage. The Fund may also incur additional costs for cybersecurity risk management purposes. In addition, substantial costs may be incurred in order to prevent any cyber-attacks in the future. Similar types of cybersecurity risks are also present for issuers of securities in which the Fund may invest, which could result in material adverse consequences for such issuers and may cause the Fund’s investment in such companies to lose value. In addition, cyber-attacks involving the Fund’s counterparty could affect such counterparty's ability to meet its obligations to the Fund, which may result in losses to the Fund and its shareholders. Furthermore, as a result of cyber-attacks, disruptions or failures, an exchange or market may close or issue trading halts on specific securities or the entire market, which may result in the Fund being, among other things, unable to buy or sell certain securities or unable to accurately price its investments. While the Fund has established a business continuity plan in the event of, and risk management systems to prevent, such cyber-attacks, there are inherent limitations in such plans and systems including the possibility that certain risks have not been identified. Furthermore, the Fund cannot control the cybersecurity plans and systems put in place by service providers to the Fund, and such third-party service providers may have limited indemnification obligations to the Investment Adviser or the Fund, each of whom could be negatively impacted as a result. The Fund and its shareholders could be negatively impacted as a result. Any problems relating to the performance and effectiveness of security procedures used by the Fund or third-party service providers to protect the Fund’s assets, such as algorithms, codes, passwords, multiple signature systems, encryption and telephone call-backs, may have an adverse impact on an investment in the Fund. There may be an increased risk of cyber-attacks during periods of geo-political or military conflict and new ways to carry out cyber-attacks are always developing. In addition, the rapid development and increasingly widespread use of artificial intelligence, including machine learning technology and generative artificial intelligence such as ChatGPT, could exacerbate these risks. Therefore, there is a chance that some risks have not been identified or prepared for, or that an attack may not be detected, which puts limitations on the Fund’s ability to plan for or respond to a cyber-attack. Cybersecurity and data protection have become top priorities for regulators around the world, and rapidly developing and changing privacy, data protection and cybersecurity laws and regulations could further increase compliance costs and subject the Investment Adviser and the Funds to enforcement risk and reputational damage. Many jurisdictions have laws and regulations relating to privacy, data protection and cybersecurity, including the General Data Protection Regulation in the EU, the UK Data Protection Act and the California Privacy Rights Act, as well as recently adopted SEC rules. Additional regulatory requirements related to cybersecurity and data protection could increase compliance costs and potential regulatory liability related to cybersecurity for the Investment Adviser and a Fund. Some jurisdictions have also enacted or proposed laws requiring companies to notify individuals and government agencies of data security breaches involving certain types of personal data.
Qualified Financial Contracts: The Fund’s investments may involve qualified financial contracts (“QFCs”). QFCs include, but are not limited to, securities contracts, commodities contracts, forward contracts, repurchase agreements, securities lending agreements and swaps agreements, as well as related master agreements, security agreements, credit enhancements, and reimbursement obligations. Under regulations adopted by federal banking regulators pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, certain QFCs with counterparties that are part of U.S. or foreign global systemically important banking organizations are required to include contractual restrictions on close-out and cross-default rights. If a covered counterparty of the Fund or certain of the covered counterparty's affiliates were to become subject to certain insolvency proceedings, the Fund may be temporarily, or in some cases permanently, unable to exercise certain default rights, and the QFC may be transferred to another entity. These requirements may impact the Fund’s credit and counterparty risks.

TEMPORARY DEFENSIVE STRATEGIES
When the Investment Adviser or the Sub-Adviser to the Fund anticipates unusual market, economic, political, or other conditions, the Fund may temporarily depart from its principal investment strategies as a defensive measure. In such circumstances, the Fund may invest in securities believed to present less risk, such as cash, cash equivalents, money market fund shares and other money market instruments, debt instruments that are high quality or higher quality than normal, more liquid securities, or others. While the Fund invests defensively, it may not achieve its investment objective. The Fund's defensive investment position may not be effective in protecting its value. It is impossible to predict accurately how long such alternative strategies may be utilized.

PORTFOLIO TURNOVER
A change in securities held in the Fund’s portfolio is known as portfolio turnover and may involve the payment by the Fund of dealer mark-ups or brokerage or underwriting commissions and other transaction costs associated with the purchase or sale of securities.
The Fund may sell a portfolio investment soon after its acquisition if the Investment Adviser or Sub-Adviser believes that such a disposition is consistent with the Fund’s investment objective. Portfolio investments may be sold for a variety of reasons, such as a more favorable investment opportunity or other circumstances bearing on the desirability of continuing to hold such investments. Portfolio turnover rate for a fiscal year is the percentage determined by dividing (i) the lesser of the cost of purchases or sales of portfolio securities by (ii) the monthly average of the value of portfolio securities owned by the Fund during the fiscal year. Securities with maturities at acquisition of one year or less are excluded from this calculation. The Fund cannot accurately predict its turnover rate; however, the rate will be higher when the Fund finds it necessary or desirable to significantly change its portfolio to adopt a temporary defensive position or respond to economic or market events.
A portfolio turnover rate of 100% or more is considered high, although the rate of portfolio turnover will not be a limiting factor in making portfolio decisions. A high rate of portfolio turnover involves correspondingly greater brokerage commission expenses and transaction costs which are ultimately borne by the Fund’s shareholders. High portfolio turnover may result in the realization of substantial capital gains.
The Fund’s historical turnover rates are included in the Financial Highlights table(s) in the Prospectus.
FUNDAMENTAL AND NON-FUNDAMENTAL INVESTMENT RESTRICTIONS
Unless otherwise indicated or as required by applicable law or regulation, whenever an investment policy or limitation states a maximum percentage of the Fund’s assets that may be invested in any security or other asset, or sets forth a policy regarding quality standards, such percentage limitation or standard will be determined immediately after and as a result of the Fund’s acquisition of such security or other asset, except in the case of borrowing (or other activities that may be deemed to result in the issuance of a “senior security” under the 1940 Act). Accordingly, any subsequent change in value, net assets or other circumstances will not be considered when determining whether the investment complies with the Fund’s investment policies and limitations.
There is no limitation on the percentage of the Fund’s total assets that may be invested in instruments which are not readily marketable or subject to restrictions on resale and to the extent the Fund invests in such instruments, the Fund’s portfolio should be considered illiquid. The extent to which the Fund invests in such instruments may affect its ability to realize the NAV of the Fund in the event of the voluntary or involuntary liquidation of its assets.
FUNDAMENTAL INVESTMENT RESTRICTIONS
The Fund has adopted the following investment restrictions as fundamental policies, which means they cannot be changed without the approval of the holders of a “majority” of the Fund’s outstanding voting securities, as that term is defined in the 1940 Act. The term “majority” is defined in the 1940 Act as the lesser of: (i) 67% or more of the Fund’s voting securities present at a meeting of shareholders at which the holders of more than 50% of the outstanding voting securities of the Fund are present in person or represented by proxy; or (ii) more than 50% of the Fund’s outstanding voting securities.
As a matter of fundamental policy, the Fund will not:
1.
issue senior securities, except insofar as the Fund may be deemed to have issued a senior security by reason of: (i) entering into certain interest rate hedging transactions; (ii) entering into reverse repurchase agreements; or (iii) borrowing money or issuing preferred shares in amounts not exceeding the asset coverage tests established by Section 18(f) of the 1940 Act or as otherwise permitted by law;
2.
invest more than 25% of its total assets in any industry;
3.
make investments in any one issuer other than U.S. government securities if, immediately after such purchase or acquisition, more than 5% of the value of the Fund’s total assets would be invested in such issuer, or the Fund would own more than 25% of any outstanding issue, except that up to 25% of the Fund’s total assets may be invested without regard to the foregoing restrictions. For the purpose of the foregoing restriction, the Fund will consider the borrower on a loan, including a loan participation, to be the issuer of such loan. In addition, with respect to a loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Fund will also separately meet the foregoing requirements and consider each interpositioned bank (a lender from which the Fund acquires a loan) to be an issuer of the loan;
4.
act as an underwriter of securities, except to the extent that it may be deemed to act as an underwriter in certain cases when disposing of its portfolio investments or acting as an agent or one of a group of co-agents in originating loans;
5.
make loans of money or property to any person, except that the Fund may: (i) make loans to corporations or other business entities or enter into leases or other arrangements that have the characteristics of a loan consistent with its investment objective and policies; (ii) lend portfolio instruments; and (iii) acquire securities subject to repurchase agreements; or
6.
make investments on margin, hypothecate, mortgage, or pledge any of its assets except for the purpose of providing security for borrowings in an amount up to 33 1/3% of the Fund’s total assets as described above in paragraph 1.

For purposes of paragraph number 2 above, the Fund will consider the borrower on a loan, including a loan participation, to be the issuer of that loan. In addition, with respect to a loan under which the Fund does not have privity with the borrower or would not have a direct cause of action against the borrower in the event of the failure of the borrower to pay scheduled principal or interest, the Fund will also consider each interpositioned bank (a lender from which the Fund acquires a loan) to be an issuer of the loan.
As a matter of fundamental policy, the Fund:
1.
may purchase, sell or hold real estate and commodities to the extent permitted by applicable law.
REPURCHASE OFFER FUNDAMENTAL POLICY
The Board has adopted a repurchase offer fundamental policy resolution setting forth the Fund’s fundamental policy that it will conduct monthly repurchase offers. This fundamental policy may be changed only with the approval of a majority of the Fund’s outstanding voting securities, including a majority of any holders of preferred shares voting separately as a class. The Fund is required to offer to repurchase between 5% and 25% of its outstanding Common Shares with each repurchase offer and, under normal market conditions, the Board expects to authorize not less than a 5% offer (“Repurchase Offer”). The Fund may not offer to repurchase more than 25% of its outstanding Common Shares during any calendar quarter.
The time and dates by which Repurchase Offers must be accepted (“Repurchase Request Deadline”) are 4:00 p.m. Eastern time on the 10th business day of each month. The repurchase price will be the Fund’s NAV determined on the repurchase pricing date, which will be a date not more than 14 calendar days following the Repurchase Request Deadline (or the next business day if the 14th calendar day is not a business day) (“Repurchase Offer Amount”). Payment for all Common Shares repurchased pursuant to these offers will be made not later than 5 business days or 7 calendar days (whichever period is shorter) after the repurchase pricing date. Under normal circumstances, it is expected that the repurchase pricing date will be the Repurchase Request Deadline and that the repurchase price will be the Fund’s NAV determined after close of business on the Repurchase Request Deadline. Payment for Common Shares tendered will normally be made on the first business day following the repurchase pricing date and, in every case, at least five business days before sending notification of the next monthly Repurchase Offer. If the tendered shares have been purchased immediately prior to the tender, the Fund will not release repurchase proceeds until payment for the tendered shares has settled.
The Repurchase Offer fundamental policy may be changed only with approval of a majority of the Fund’s outstanding voting securities, including a majority of any holders of preferred shares voting separately as a class.
QUARTERLY DISCLOSURE OF the Fund’s PORTFOLIO SECURITIES
The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form NPORT-P. The Fund’s Form NPORT-P is available on the SEC’s website at https://www.sec.gov/. The Fund’s complete schedule of portfolio holdings is available at https://individuals.voya.com/product/mutual-fund/prospectuses-reports and without charge upon request from the Fund by calling shareholder services toll-free at 1-800-992-0180.

MANAGEMENT OF the Trust
The business and affairs of the Trust are managed under the direction of the Trust’s Board according to the applicable laws of the State of Delaware.
The Board governs the Fund and is responsible for protecting the interests of shareholders. The Trustees are experienced executives who oversee the Fund’s activities, review contractual arrangements with companies that provide services to the Fund, and review the Fund’s performance.
Set forth in the table below is information about each Trustee of the Fund.

Name, Address and Year of Birth	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years	Number of Funds in the Fund Complex Overseen by Trustees[2]	Other Board Positions Held by Trustees
Independent Trustees
Colleen D. Baldwin (1960) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Trustee	November 2007 – Present	President, Glantuam Partners, LLC, a business consulting firm (January 2009 – Present).	122	Stanley Global Engineering (2020 – Present).
John V. Boyer (1953) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Trustee	January 2005 – Present	Retired.	122	None.
Jody T. Foster (1969) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Trustee	September 2025 – Present	Founder and Chief Executive Officer, Symphony Consulting, an investment operations consulting firm to private asset managers and wealth management firm (2010 – Present). Formerly, Independent Director, Hussman Investment Trust, a registered investment company fund complex (2016 – 2025); Independent Director, Forum CRE Income Fund, a registered investment company (April 2021 – January 2022).	122	Trustee Emeritus, First Eagle Funds (32 Funds) (April 2026-Present). Formerly, Trustee, Diamond Hill Funds (13 Funds), part of the First Eagle Family of Funds as of April 2026 (2022-April 2026).

Name, Address and Year of Birth	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years	Number of Funds in the Fund Complex Overseen by Trustees[2]	Other Board Positions Held by Trustees
Dennis A. Johnson (1960) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Trustee	September 2025 – Present	Non-Executive Director, Namib Minerals (April 2025 – Present). Formerly, Independent Director, EasyKnock, a real estate company (December 2023 – November 2024); Director of Investments, West Coast Financial (May 2022 – December 2023); Independent Director, Glass Lewis & Co., a provider of governance, proxy research and stewardship services (March 2022 – November 2023).	122	None.
Joseph E. Obermeyer (1957) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Chairperson Trustee	January 1, 2025 – Present May 2013 – Present	Retired. Formerly, President, Obermeyer & Associates, Inc., a provider of financial and economic consulting services (November 1999 – December 2024).	122	None.
Christopher P. Sullivan (1954) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Trustee	October 2015 – Present	Retired.	122	None.
Mark R. Wetzel (1961) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Trustee	September 2025 – Present	Retired. Formerly, President, Fiducient Advisors, an investment adviser (April 2006 – May 2024).	122	None.

Name, Address and Year of Birth	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years	Number of Funds in the Fund Complex Overseen by Trustees[2]	Other Board Positions Held by Trustees
Trustee who is an “Interested Person”
Christian G. Wilson[3] (1968) 5780 Powers Ferry Road NW Atlanta, Georgia 30327	Trustee	September 2025 – Present	President and Chief Executive Officer, Voya Funds Services, LLC, Voya Capital, LLC, and Voya Investments, LLC (September 2024 – Present); Head of Product and Strategy, Voya Investment Management (June 2024 – Present). Formerly, Head of Global Client Portfolio Management, Voya Investment Management (March 2023 – June 2024); Head of Fixed Income Client Portfolio Management, Voya Investment Management (July 2017 – March 2023).	122	Director, President, and Chief Executive Officer, Voya Funds Services, LLC, Voya Capital, LLC and Voya Investments, LLC (September 2024 – Present).

1
Trustees serve until their successors are duly elected and qualified. The tenure of each Trustee who is not an “interested person” as defined in the 1940 Act, of the Fund (as defined below, “Independent Trustee”) is subject to the Board’s retirement policy, which states that each duly elected or appointed Independent Trustee shall retire from and cease to be a member of the Board of Trustees at the close of business on December 31 of the calendar year in which the Independent Trustee attains the age of 75. A majority vote of the Board’s other Independent Trustees may extend the retirement date of an Independent Trustee if the retirement would trigger a requirement to hold a meeting of shareholders of the Trust under applicable law, whether for the purposes of appointing a successor to the Independent Trustee or otherwise complying under applicable law, in which case the extension would apply until such time as the shareholder meeting can be held or is no longer required (as determined by a vote of a majority of the other Independent Trustees).
2
For the purposes of this table, “Fund Complex” includes the following investment companies: Voya Asia Pacific High Dividend Equity Income Fund; Voya Credit Income Fund; Voya Emerging Markets High Dividend Equity Fund; Voya Equity Trust; Voya Funds Trust; Voya Global Advantage and Premium Opportunity Fund; Voya Global Equity Dividend and Premium Opportunity Fund; Voya Government Money Market Portfolio; Voya Infrastructure, Industrials and Materials Fund; Voya Intermediate Bond Portfolio; Voya Investors Trust; Voya Mutual Funds; Voya Partners, Inc.; Voya Separate Portfolios Trust; Voya Variable Funds; Voya Variable Insurance Trust; Voya Variable Portfolios, Inc.; and Voya Variable Products Trust. The number of funds in the Fund Complex is as of May 31, 2026.
3
Mr. Wilson is deemed to be an interested person of the Trust, as defined by the 1940 Act, because of his current affiliation with Voya Financial, Inc. and Voya Financial, Inc.’s affiliates.
Information Regarding Officers of the Trust
Set forth in the table below is information for each Officer of the Trust.

Name, Address and Year of Birth	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years
Christian G. Wilson (1968) 5780 Powers Ferry Road NW Atlanta, Georgia 30327	President and Chief/Principal Executive Officer	September 2024 – Present
Director, President, and Chief Executive
Officer, Voya Funds Services, LLC, Voya
Capital, LLC, and Voya Investments,
LLC (September 2024 – Present); Head
of Product and Strategy, Voya
Investment Management (June 2024 –
Present). Formerly, Head of Global
Client Portfolio Management, Voya
Investment Management (March 2023
– June 2024); Head of Fixed Income
Client Portfolio Management, Voya
Investment Management (July 2017 –
March 2023).

Jonathan Nash (1967) 200 Park Avenue New York, New York 10166	Executive Vice President Chief Investment Risk Officer	March 2020 - Present
Head of Investment Risk for Equity and
Funds, Voya Investment Management
(April 2024 – Present); Executive Vice
President and Chief Investment Risk
Officer, Voya Investments, LLC (March
2020 – Present); Formerly, Senior Vice
President, Investment Risk
Management, Voya Investment
Management (March 2017 – March
2024).

Steven Hartstein (1963) 200 Park Avenue New York, New York 10166	Chief Compliance Officer	December 2022 – Present
Senior Vice President, Voya Investment
Management (December 2022 –
Present). Formerly, Head of Funds
Compliance, Brighthouse Financial, Inc.;
and Chief Compliance Officer,
Brighthouse Funds and Brighthouse
Investment Advisers, LLC (March 2017
– December 2022).

Todd Modic (1967) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Senior Vice President, Chief/Principal Financial Officer and Assistant Secretary	March 2005 - Present
Director and Senior Vice President,
Voya Capital, LLC and Voya Funds
Services, LLC (September 2022 –
Present); Director, Voya Investments,
LLC (September 2022 – Present);
Senior Vice President, Voya
Investments, LLC (April 2005 –
Present). Formerly, President,
Voya Funds Services, LLC (March 2018
– September 2022).

Kimberly A. Anderson (1964) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Senior Vice President	November 2003 - Present	Senior Vice President, Voya Investments, LLC (September 2003 – Present).

Name, Address and Year of Birth	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years
Jason Kadavy (1976) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Senior Vice President	September 2023 - Present
Senior Vice President, Voya
Investments, LLC and Voya Funds
Services, LLC (September 2023 –
Present). Formerly, Vice President, Voya
Investments, LLC (October 2015 –
September 2023); Vice President,
Voya Funds Services, LLC (July 2007 –
September 2023).

Erica McKenna (1972) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Senior Vice President	April 2026 – Present
Senior Vice President, Head of Mutual
Fund Compliance and Chief Compliance
Officer, Voya Investments, LLC (April
2026 – Present). Formerly, Vice
President, Head of Mutual Fund
Compliance and Chief Compliance
Officer, Voya Investments, LLC (May
2022 – April 2026); Vice President,
Fund Compliance Manager, Voya
Investments, LLC (March 2021 – May
2022).

Joanne F. Osberg (1982) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Senior Vice President Secretary	March 2023 – Present September 2020 – Present
Senior Vice President and Chief
Counsel, Voya Investment Management
– Mutual Fund Legal Department, and
Senior Vice President and Secretary,
Voya Investments, LLC, Voya Capital,
LLC, and Voya Funds Services, LLC
(March 2023-Present). Formerly,
Secretary, Voya Capital, LLC (August
2022 – March 2023); Vice President
and Secretary, Voya Investments, LLC
and Voya Funds Services, LLC and Vice
President and Senior Counsel, Voya
Investment Management – Mutual Fund
Legal Department (September 2020 –
March 2023).

Name, Address and Year of Birth	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years
Andrew K. Schlueter (1976) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Senior Vice President	June 2022 - Present
Senior Vice President, Head of Client
Operations, Voya Investment
Management (January 2026 - Present);
Vice President, Voya Investments
Distributor, LLC (April 2018 - Present);
Vice President, Voya Investments, LLC
and Voya Funds Services, LLC (March
2018 - Present). Formerly, Senior Vice
President, Head of Investment
Operations Support, Voya Investment
Management (April 2023 – January
2026); Senior Vice President, Head of
Mutual Fund Operations, Voya
Investment Management (March 2022 -
March 2023); Vice President, Head of
Mutual Fund Operations, Voya
Investment Management (February
2018 - February 2022).

Fred Bedoya (1973) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Vice President and Principal Accounting Officer Treasurer	September 2012 – Present January 2021 - Present	Vice President, Voya Investments, LLC (October 2015 – Present); Vice President, Voya Funds Services, LLC (July 2012 – Present).
Robyn L. Ichilov (1967) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Vice President	April 2001 - Present	Vice President, Voya Investments, LLC (August 1997 - Present); Vice President, Voya Funds Services, LLC (November 1995 - Present).
Caitlin Robinson (1983) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Vice President and Assistant Secretary	September 2025 – Present	Vice President and Counsel, Voya Investment Management – Mutual Fund Legal Department (August 2024 – Present). Formerly, Senior Counsel, Putnam Investments (January 2015 – July 2024).
Chelsea Shumway (1984) 200 Park Avenue New York, New York 10166	Vice President	April 2026 – Present
Vice President, Head of Active
Ownership, Voya Investment
Management (April 2026 – Present).
Formerly, Vice President – Active
Ownership, Voya Investment
Management (November 2025 – April
2026); Associate Director – Head of
Governance, Research, and Voting
Products, Institutional Shareholder
Services Inc. (March 2022 – October
2025); Vice President, BlackRock
Investment Stewardship (July 2021-
March 2022).

Name, Address and Year of Birth	Position(s) Held with the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During the Past 5 Years
Craig Wheeler (1969) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Vice President	May 2013 - Present	Vice President – Director of Tax, Voya Investments, LLC (October 2015 – Present).
Gizachew Wubishet (1976) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Vice President Assistant Secretary	March 2024 – Present June 1, 2022 - Present
Vice President and Counsel, Voya
Investment Management – Mutual Fund
Legal Department (March 2024 –
Present). Formerly, Assistant Vice
President and Counsel, Voya
Investment Management – Mutual Fund
Legal Department (May 2019 –
February 2024).

Christopher J. Geissler (1989) 7337 East Doubletree Ranch Road, Suite 100 Scottsdale, Arizona 85258	Assistant Vice President and Assistant Secretary	April 2026 – Present	Assistant Vice President and Counsel, Voya Investment Management – Mutual Fund Legal Department (September 2025 – Present). Formerly, Attorney, Dechert LLP (August 2016 – September 2025).
Monia Piacenti (1976) One Orange Way Windsor, Connecticut 06095	Anti-Money Laundering Officer	June 2018 - Present
Compliance Manager, Voya Financial,
Inc. (March 2023 – Present);
Anti-Money Laundering Officer,
Voya Investments Distributor, LLC, Voya
Investment Management, and Voya
Investment Management Trust Co.
(June 2018 – Present); Formerly,
Compliance Consultant Voya Financial,
Inc. (January 2019 – February 2023).

1
The Officers hold office until the next annual meeting of the Board of Trustees and until their successors shall have been elected and qualified.

The Board of Trustees
The Trust and the Fund are governed by the Board, which oversees the Trust’s business and affairs. The Board delegates the day-to-day management of the Trust and the Fund to the Trust’s Officers and to various service providers that have been contractually retained to provide such day-to-day services. The Voya entities that render services to the Trust and the Fund do so pursuant to contracts that have been approved by the Board. The Trustees are experienced executives who, among other duties, oversee the Trust’s activities, review contractual arrangements with companies that provide services to the Fund, and review the Fund’s investment performance.
The Board Leadership Structure and Related Matters
The Board is comprised of eight (8) members, seven (7) of whom are independent or disinterested persons, which means that they are not “interested persons” of the Fund as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”).
The Trust is one of 18 registered investment companies (with a total of approximately 122 separate series) in the Voya family of funds, and all of the Trustees serve as members of, as applicable, each investment company’s Board of Directors or Board of Trustees. The Board employs substantially the same leadership structure with respect to each of these investment companies.
One of the Independent Trustees, currently Joseph E. Obermeyer, serves as the Chairperson of the Board of the Trust. The responsibilities of the Chairperson of the Board include: coordinating with management in the preparation of agendas for Board meetings; presiding at Board meetings; between Board meetings, serving as a primary liaison with other Trustees, officers of the Trust, management personnel, and legal counsel to the Independent Trustees; and such other duties as the Board periodically may determine. Mr. Obermeyer does not hold a position with any firm that is a sponsor of the Trust. The designation of an individual as the Chairperson does not impose on such Independent Trustee any duties, obligations or liabilities greater than the duties, obligations or liabilities imposed on such person as a member of the Board, generally.
The Board performs many of its oversight and other activities through the committee structure described below in the “Board Committees” section. Each Committee operates pursuant to a written charter approved by the Board. The Board currently conducts regular meetings eight (8) times a year. In addition, during the course of a year, the Board and many of its Committees typically hold special meetings by telephone, video conference, or in person to discuss specific matters that require action prior to the next regular meeting. The Independent Trustees have engaged independent legal counsel to assist them in performing their oversight responsibilities.
The Board believes that its committee structure is an effective means of empowering the Trustees to perform their fiduciary and other duties. For example, the Board’s committee structure facilitates, as appropriate, the ability of individual Board members to receive detailed presentations on topics under their review and to develop increased familiarity with respect to such topics and with key personnel at relevant service providers. At least annually, with guidance from its Nominating and Governance Committee, the Board analyzes whether there are potential means to enhance the efficiency and effectiveness of the Board’s operations.
Board Committees
Audit Committee. The Board has established an Audit Committee whose functions include, among other things: (i) meeting with the independent registered public accounting firm of the Trust to review the scope of the Trust’s audit, the Trust’s financial statements and accounting controls; (ii) meeting with management concerning these matters, internal audit activities, reports under the Trust’s whistleblower procedures, the services rendered by various service providers, and other matters; and (iii) overseeing the implementation of the Voya funds’ valuation procedures and the fair value determinations made with respect to securities held by the Voya funds for which market value quotations are not readily available. The Audit Committee currently consists of four (4) Independent Trustees. The following Trustees currently serve as members of the Audit Committee: Mses. Baldwin and Foster and Messrs. Sullivan and Wetzel. Mr. Wetzel currently serves as the Chairperson of the Audit Committee. All Committee members have been designated as Audit Committee Financial Experts under the Sarbanes-Oxley Act of 2002. The Audit Committee typically meets five (5) times per year, and may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting. The Audit Committee held five (5) meetings during the fiscal year ended February 28, 2026.
Compliance Committee. The Board has established a Compliance Committee for the purpose of, among other things: (i) providing oversight with respect to compliance by the funds in the Voya family of funds and their service providers with applicable laws, regulations, and internal policies and procedures affecting the operations of the funds; (ii) receiving reports of evidence of possible material violations of applicable U.S. federal or state securities laws and breaches of fiduciary duty arising under U.S. federal or state laws; (iii) coordinating activities between the Board and the Chief Compliance Officer (“CCO”) of the funds; (iv) facilitating information flow among Board members and the CCO between Board meetings; (v) working with the CCO and management to identify the types of reports to be submitted by the CCO to the Compliance Committee and the Board; (vi) making recommendations regarding the role, performance, compensation, and oversight of the CCO; (vii) overseeing the cybersecurity practices of the funds and their key service providers; (viii) overseeing management’s administration of proxy voting; (ix) overseeing the effectiveness of brokerage usage by the Trust’s advisers or sub-advisers, as applicable, and compliance with regulations regarding the allocation of brokerage for services; and (x) overseeing the implementation of the funds’ liquidity risk management program.
The Compliance Committee currently consists of three (3) Independent Trustees: Messrs. Boyer, Johnson, and Obermeyer. Mr. Johnson currently serves as the Chairperson of the Compliance Committee. The Compliance Committee typically meets four (4) times per year, and may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting. The Compliance Committee held five (5) meetings during the fiscal year ended February 28, 2026.

Contracts Committee. The Board has established a Contracts Committee for the purpose of overseeing the annual renewal process relating to investment advisory and sub-advisory agreements, distribution agreements, and Rule 12b-1 Plans and, at the discretion of the Board, other service agreements or plans involving the Voya funds (including the Fund). The responsibilities of the Contracts Committee include, among other things: (i) identifying the scope and format of information to be provided by service providers in connection with applicable contract approvals or renewals; (ii) providing guidance to independent legal counsel regarding specific information requests to be made by such counsel on behalf of the Trustees; (iii) evaluating regulatory and other developments that might have an impact on applicable approval and renewal processes; (iv) reporting to the Trustees its recommendations and decisions regarding the foregoing matters; (v) assisting in the preparation of a written record of the factors considered by Trustees relating to the approval and renewal of advisory and sub-advisory agreements; (vi) recommending to the Board specific steps to be taken by it regarding the contracts approval and renewal process, including, for example, proposed schedules of certain actions to be taken; and (vii) otherwise providing assistance in connection with Board decisions to renew, reject, or modify agreements or plans.
The following Independent Trustees currently serve as members of the Contracts Committee: Mses. Baldwin and Foster and Messrs. Boyer, Johnson, Obermeyer, Sullivan, and Wetzel. Mr. Boyer currently serves as the Chairperson of the Contracts Committee. The Contracts Committee typically meets five (5) times per year and may hold special meetings by telephone or in person to discuss specific matters that may require action prior to the next regular meeting. The Contracts Committee held five (5) meetings during the fiscal year ended February 28, 2026.
The Compliance Committee and Contracts Committee sometimes meet jointly to consider matters that are reviewed by both Committees. The Committees held one (1) such additional joint meeting during the fiscal year ended February 28, 2026.
Investment Review Committees. The Board has established, for all of the funds under its direction, the following two Investment Review Committees (each an “IRC” and together, the “IRCs”): (i) the Investment Review Committee E (“IRC E”); and (ii) the Investment Review Committee F (“IRC F”). The funds are allocated among IRCs periodically by the Board as the Board deems appropriate to balance the workloads of the IRCs and to have similar types of funds or funds with the same investment sub-adviser or the same portfolio management team assigned to the same IRC. Each IRC performs the following functions, among other things: (i) monitoring the investment performance of the funds in the Voya family of funds that are assigned to that Committee; (ii) making recommendations to the Board with respect to investment management activities performed by the investment advisers and/or sub-advisers on behalf of such Voya funds, and reviewing and making recommendations regarding proposals by management to retain new or additional sub-advisers for these Voya funds; and (iii) making recommendations to the Board regarding the role, performance, compensation, and oversight of the Chief Investment Risk Officer. The Fund is monitored by the IRCs, as indicated below. Each committee is described below.

Fund	IRC E	IRC F
Voya Credit Income Fund		X
The IRC E currently consists of three (3) Independent Trustees. The following Trustees serve as members of the IRC E: Mses. Baldwin and Foster and Mr. Obermeyer. Ms. Baldwin currently serves as the Chairperson of the IRC E. The IRC E typically meets five (5) times per year and on an as-needed basis. The IRC E held five (5) meetings during the fiscal year ended February 28, 2026.
The IRC F currently consists of four (4) Independent Trustees. The following Trustees serve as members of the IRC F: Messrs. Boyer, Johnson, Sullivan, and Wetzel. Mr. Sullivan currently serves as the Chairperson of the IRC F. The IRC F typically meets five (5) times per year and on an as-needed basis. The IRC F held five (5) meetings during the fiscal year ended February 28, 2026.
The IRC E and IRC F sometimes meet jointly to consider matters that are reviewed by both Committees. The Committees held five (5) such additional joint meetings during the fiscal year ended February 28, 2026.
Nominating and Governance Committee. The Board has established a Nominating and Governance Committee for the purpose of, among other things: (i) identifying and recommending to the Board candidates it proposes for nomination to fill Independent Trustee vacancies on the Board; (ii) reviewing workload and capabilities of Independent Trustees and recommending changes to the size or composition of the Board, as necessary; (iii) monitoring regulatory developments and recommending modifications to the Committee’s responsibilities; (iv) considering and, if appropriate, recommending the creation of additional committees or changes to Trustee policies and procedures based on rule changes and “best practices” in corporate governance; (v) conducting an annual review of the membership and chairpersons of all Board committees and of practices relating to such membership and chairpersons; (vi) undertaking a periodic study of compensation paid to independent board members of investment companies and making recommendations for any compensation changes for the Independent Trustees; (vii) overseeing the Board’s annual self-evaluation process; (viii) developing (with assistance from management) an annual meeting calendar for the Board and its committees; (ix) overseeing actions to facilitate attendance by Independent Trustees at relevant educational seminars and similar programs; and (x) overseeing insurance arrangements for the funds.
In evaluating potential candidates to fill Independent Trustee vacancies on the Board, the Nominating and Governance Committee will consider a variety of factors. Specific qualifications of candidates for Board membership will be based on the needs of the Board at the time of nomination. The Nominating and Governance Committee will consider nominations received from shareholders and shall assess shareholder nominees in the same manner as it reviews nominees that it identifies as potential candidates. A shareholder nominee for Trustee should be submitted in writing to the Trust’s Secretary at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258. Any such shareholder nomination should include at least the following information as to each individual proposed for nomination as Trustee: such person’s written consent to be named in a proxy statement as a nominee (if nominated) and to serve as a Trustee (if elected), and all information relating to such individual that is required to be disclosed in the solicitation of proxies for election of Trustees, or is otherwise required, in each case under applicable federal securities laws, rules, and regulations, including such information as the Board may reasonably deem necessary to satisfy its oversight and due diligence duties.
The Secretary shall submit all nominations received in a timely manner to the Nominating and Governance Committee. To be timely in connection with a shareholder meeting to elect Trustees, any such submission must be delivered to the Trust’s Secretary not earlier than the 90th day prior to such meeting and not later than the close of business on the later of the 60th day prior to such meeting or the 10th day following the day on which public announcement of the date of the meeting is first made, by either the disclosure in a press release or in a document publicly filed by the Trust with the SEC.
The following Independent Trustees currently serve as members of the Nominating and Governance Committee: Mses. Baldwin and Foster and Messrs. Boyer, Johnson, Obermeyer, Sullivan and Wetzel. Ms. Foster currently serves as the Chairperson of the Nominating and
Governance Committee. The Nominating and Governance Committee conducts meetings as needed or appropriate.The Nominating and Governance Committee held five (5) meetings during the fiscal year ended February 28, 2026.
The Board’s Risk Oversight Role
The day-to-day management of various risks relating to the administration and operation of the Trust is the responsibility of management and other service providers retained by the Board or by management, most of whom employ professional personnel who have risk management responsibilities. The Board oversees this risk management function consistent with and as part of its oversight duties. The Board performs this risk management oversight function directly and, with respect to various matters, through its committees. The following description provides an overview of many, but not all, aspects of the Board’s oversight of risk management for the Fund. In this connection, the Board has been advised that it is not practicable to identify all of the risks that may impact the Fund or to develop procedures or controls that are designed to eliminate all such risk exposures, and that applicable securities law regulations do not contemplate that all such risks be identified and addressed.
The Board, working with management personnel and other service providers, has endeavored to identify the primary risks that confront the Fund. In general, these risks include, among others: (i) investment risks; (ii) credit risks; (iii) liquidity risks; (iv) valuation risks; (v) operational risks; (vi) reputational risks; (vii) regulatory risks; (viii) risks related to potential legislative changes; (ix) the risk of conflicts of interest affecting Voya affiliates in managing the Fund; and (x) cybersecurity risks. The Board has adopted and periodically reviews various policies and procedures that are designed to address these and other risks confronting the Fund. In addition, many service providers to the Fund have adopted their own policies, procedures, and controls designed to address particular risks to the Fund. The Board and persons retained to render advice and service to the Board periodically review and/or monitor changes to, and developments relating to, the effectiveness of these policies and procedures.
The Board oversees risk management activities in part through receipt and review by the Board or its committees of regular and special reports, presentations and other information from Officers of the Trust, including the CCOs for the Trust and the Investment Adviser and the Trust’s Chief Investment Risk Officer (“CIRO”), and from other service providers. For example, management personnel and the other persons make regular reports and presentations to: (i) the Compliance Committee regarding compliance with regulatory requirements and oversight of cybersecurity practices by the Fund and key service providers; (ii) the IRCs regarding investment activities and strategies that may pose particular risks; (iii) the Audit Committee with respect to financial reporting controls and internal audit activities; (iv) the Nominating and Governance Committee regarding corporate governance and best practice developments; and (v) the Contracts Committee regarding regulatory and related developments that might impact the retention of service providers to the Trust. The CIRO oversees an Investment Risk Department (“IRD”) that provides an additional source of analysis and research for Board members in connection with their oversight of the investment process and performance of portfolio managers. Among its other duties, the IRD seeks to identify and, where practicable, measure the investment risks being taken by the Fund’s portfolio managers. Although the IRD works closely with management of the Trust in performing its duties, the CIRO is directly accountable to, and maintains an ongoing dialogue with, the Independent Trustees.
Qualifications of the Trustees
The Board believes that each of its Trustees is qualified to serve as a Trustee of the Trust based on its review of the experience, qualifications, attributes, and skills of each Trustee. The Board bases this conclusion on its consideration of various criteria, no one of which is controlling. Among others, the Board has considered the following factors with respect to each Trustee: strong character and high integrity; an ability to review, evaluate, analyze, and discuss information provided; the ability to exercise effective business judgment in protecting shareholder interests while taking into account different points of views; a background in financial, investment, accounting, business, regulatory, or other skills that would be relevant to the performance of a Trustee's duties; the ability and willingness to commit the time necessary to perform his or her duties; and the ability to work in a collegial manner with other Board members. Each Trustee's ability to perform his or her duties effectively is evidenced by his or her: experience in the investment management business; related consulting experience; other professional experience; experience serving on the boards of directors/trustees of other public companies; educational background and professional training; prior experience serving on the Board, as well as the boards of other investment companies in the Voya family of funds and/or of other investment companies; and experience as attendees or participants in conferences and seminars that are focused on investment company matters and/or duties that are specific to board members of registered investment companies.
Information indicating certain of the specific experience and qualifications of each Trustee relevant to the Board’s belief that the Trustee should serve in this capacity is provided in the table above that provides information about each Trustee. That table includes, for each Trustee, positions held with the Trust, the length of such service, principal occupations during the past five (5) years, the number of series within the Voya family of funds for which the Trustee serves as a Board member, and certain directorships held during the past five (5) years. Set forth below are certain additional specific experiences, qualifications, attributes, or skills that the Board believes support a conclusion that each Trustee should serve as a Board member in light of the Trust’s business and structure.
Independent Trustees
Colleen D. Baldwin has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since 2007. She currently serves as the Chairperson of the Trust’s IRC E since January 1, 2025, and prior to that, she served as the Chairperson of the Boards of Directors/Trustees of the Voya family of funds from 2020 to 2024. Prior to that, she served as the Chairperson of the
Trust’s IRC E from 2014 to 2019 and as the Chairperson of the Trust’s Nominating and Governance Committee from 2009 through 2013. Ms. Baldwin has been a Board member of Stanley Global Engineering since 2020 and President of Glantuam Partners, LLC, a business consulting firm, since 2009. Prior to that, she served in senior positions at the following financial services firms: Chief Operating Officer for Ivy Asset Management, Inc. (2002-2004), a hedge fund manager; Chief Operating Officer and Head of Global Business and Product Development for AIG Global Investment Group (1995-2002), a global investment management firm; Senior Vice President at Bankers Trust Company (1994-1995); and Senior Managing Director at J.P. Morgan & Company (1987-1994). Ms. Baldwin began her career in 1981 at AT&T/Bell Labs as a systems analyst. Ms. Baldwin holds a B.S. from Fordham University and an M.B.A. from Pace University.
John V. Boyer has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since 1997. He currently serves as the Chairperson of the Trust’s Contracts Committee since January 1, 2026, and prior to that, as the Chairperson of the Trust’s Compliance Committee from 2020 to 2025. Prior to that, he served as the Chairperson of the Boards of Directors/Trustees of the Voya funds from 2014 to 2019, as the Chairperson of the Trust’s IRC F from 2006 to 2013, and as the Chairperson of the Compliance
Committee for other funds in the Voya family of funds. Mr. Boyer was the President and CEO of the Bechtler Arts Foundation from 2008 until 2019 for which, among his other duties, Mr. Boyer oversaw all fiduciary aspects of the Foundation and assisted in the oversight of the Foundation’s endowment fund. Previously, he served as President and Chief Executive Officer of the Franklin and Eleanor Roosevelt Institute (2006-2007) and as Executive Director of The Mark Twain House & Museum (1989-2006) where he was responsible for overseeing business operations, including endowment funds. He also served as a board member of certain predecessor mutual funds of the Voya family of funds (1997-2005). Mr. Boyer holds a B.A. from the University of California, Santa Barbara and an M.F.A. from Princeton University.
Jody T. Foster has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since September 2025. Ms. Foster currently serves as the Chairperson of the Trust’s Nominating and Governance Committee since January 1, 2026. She was an independent consultant to the Board from November 2023 until her election to the Board in September 2025. She is the Founder and Chief Executive Officer of Symphony Consulting since 2010 where she has overseen the development and launch of a variety of public and private investment product offerings. Previously, she served as Director of Risk Management and Strategy at JPMorgan in Chicago and London (2003-2007); International Research Manager for Driehaus Capital Management (2001-2003) and a Partner, Equity Analysis at Burridge Growth Partners (1999-2001) and Equity Analyst at Clover Capital Management (1996-1999). She served as an Independent Trustee and Audit Committee Chair for the Hussman Funds (2016-2025) Trustee Emeritus, First Eagle Funds (2026-Present); and formerly, Trustee, Diamond Hill Funds, part of the First Eagle Family of Funds as of April 2026 (2022-2026). Ms. Foster holds a B.A. in Political Science from Pace University, a Masters in Public Policy from Georgetown University and an M.B.A. from the University of Chicago Booth School of Business.
Dennis A. Johnson CFA has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since September 2025. Mr. Johnson currently serves as the Chairperson of the Trust’s Compliance Committee since January 1, 2026. Mr. Johnson was an independent consultant to the Board from November 2023 until his election to the Board in September 2025. He is a non-executive director and Chair of the Audit Committee for Namib Minerals, a publicly-traded mining company focused on investing in high-growth opportunities in Sub-Saharan Africa (April 2025 - Present). Previously, he served as an independent director and executive committee member on the Board of Directors for EasyKnock, a venture capital-backed fintech company (December 2023-November 2024). Formerly, he was Director of Investments for West Coast Financial, a registered investment advisor (May 2022-December 2023); independent director on the Board of Glass Lewis & Co., (March 2022-November 2023); Chief Strategy Officer at Public Investment Fund, a Riyadh, Saudi Arabia-based sovereign wealth fund (September 2018-December 2019), and Chief Investment Officer at TIAA, a U.S. financial services company (October 2016-August 2019). Mr. Johnson was Chief Investment Officer for Comerica, a U.S. financial services company (June 2010-August 2016), Managing Director for the Roy E. Disney, Jr. Family Office (2008-2010), a member of the Board of Directors for Texas Industries, a U.S. company in the cement and aggregates businesses (2009-2010), Head of Global Corporate Governance for the California Public Employees’ Retirement System. the largest U.S. public pension fund (2005-2008), and Managing Director for Citigroup (1994-2005). Previously, Mr. Johnson served in investment roles with increasing responsibilities and complexity for Blue Cross and Blue Shield of Virginia, Crestar Bank and SunTrust from 1981-1994. Mr. Johnson is a Chartered Financial Analyst (CFA) Charter-holder. He is a graduate of Virginia Commonwealth University School of Business with a degree in Finance and the Virginia Military Institute with a degree in Economics.
Joseph E. Obermeyer has been a Trustee of the Trust since May 21, 2013, and a board member of other investment companies in the Voya family of funds since 2003. He currently serves as the Chairperson of the Boards of Directors/Trustees of the Voya family of funds since January 1, 2025, and prior to that, he served as the Chairperson of the Trust’s IRC E in 2024 and as the Chairperson of the Trust’s Nominating and Governance Committee from 2018 to 2023. Prior to that, he served as the Chairperson of the Trust’s former Joint IRC from 2014 through 2017. Mr. Obermeyer was the founder and President of Obermeyer & Associates, Inc., a provider of financial and economic consulting services, for which he served as President from 1999 through 2024. Prior to founding Obermeyer & Associates, Mr. Obermeyer had more than 15 years of experience in accounting, including serving as a Senior Manager at Arthur Andersen LLP from 1995 until 1999. Previously, Mr. Obermeyer served as a Senior Manager at Coopers & Lybrand LLP from 1993 until 1995, as a Manager at Price Waterhouse from 1988 until 1993, Second Vice President from 1985 until 1988 at Smith Barney, and as a consultant with Arthur

Andersen & Co. from 1984 until 1985. Mr. Obermeyer holds a B.A. in Business Administration from the University of Cincinnati, an M.B.A. from Indiana University, and post graduate certificates from the University of Tilburg and INSEAD.
Christopher P. Sullivan has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since October 2015. He also has served as the Chairperson of the Trust’s IRC F since January 1, 2018. He retired from Fidelity Management & Research in October 2012, following three years as first the President of the Bond Group and then the Head of Institutional Fixed Income. Previously, Mr. Sullivan served as Managing Director and Co-Head of U.S. Fixed Income at Goldman Sachs Asset Management (2001-2009) and prior to that, Senior Vice President at PIMCO (1997-2001). He currently serves as a Director of Rimrock Funds (since 2013), a fixed-income hedge fund. He is also a Senior Advisor to Asset Grade (since 2013), a private wealth management firm, and serves as a Trustee of the Overlook Foundation, a foundation that supports Overlook Hospital in Summit, New Jersey. In addition to his undergraduate degree from the University of Chicago, Mr. Sullivan holds an M.A. degree from the University of California at Los Angeles and is a Chartered Financial Analyst.
Mark Wetzel has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since September 2025. Mr. Wetzel currently serves as the Chairperson of the Trust’s Audit Committee since January 1, 2026. Mr. Wetzel was an independent consultant to the Board from November 2023 until his election to the Board in September 2025. Mr. Wetzel was the President of Fiducient Advisors, an investment advisor (April 2021-May 2024). Formerly, he was the President of Fiduciary Investment Advisors (April 2006-March 2020), which merged in April 2020 with DiMeo Schneider & Associates (“DiMeo Schneider”), where he became President (April 2020-April 2021). In April 2021, DiMeo Schneider rebranded as Fiducient Advisors. Previously, Mr. Wetzel served as Senior Vice President at UBS Financial Services (2000-2006), Senior Vice President at Paine Webber (1994-2000), and Senior Vice President at Kidder Peabody (1990-1994). Mr. Wetzel served on the 401(k) Investment Committee of Paine Webber and on the Pension Committee of Novartis Corp. (2006-2021). Mr. Wetzel holds a B.S. in Business Administration from the University of Vermont and an M.B.A from the Tuck School at Dartmouth College.
Interested Trustee
Christian G. Wilson has been a Trustee of the Trust and a board member of other investment companies in the Voya family of funds since September 2025. He is also President and Chief/Principal Executive Officer of the Funds (2024-present), Director, President, and Chief Executive Officer of Voya Funds Services, LLC, Voya Capital, LLC, and Voya Investments, LLC (2024-present), and Head of IM Product and Strategy at Voya Investment Management (2024-present). Mr. Wilson previously served as Head of Global Client Portfolio Management at Voya Investment Management (2023-2024), Head of Fixed Income Client Portfolio Management at Voya Investment Management (2017-2023), and several other senior management positions in various aspects of the financial services business.
Trustee Ownership of Securities
In order to further align the interests of the Independent Trustees with shareholders, it is the policy of the Board for Independent Trustees to own, beneficially, shares of one or more funds in the Voya family of funds at all times (the “Ownership Policy”). For this purpose, beneficial ownership of shares of a Voya fund includes, in addition to direct ownership of Voya fund shares, ownership of a variable contract whose proceeds are invested in a Voya fund within the Voya family of funds, as well as deferred compensation payments under the Board’s deferred compensation arrangements pursuant to which the future value of such payments is based on the notional value of designated funds within the Voya family of funds.
The Ownership Policy requires the initial value of investments in the Voya family of funds that are directly or indirectly owned by the Trustees to equal or exceed the annual retainer fee for Board services (excluding any annual retainers for service as chairpersons of the Board or its committees or as members of committees), as such retainer shall be adjusted from time to time.
The Ownership Policy provides that existing Trustees shall have a reasonable amount of time from the date of any recent or future increase in the minimum ownership requirements in order to satisfy the minimum share ownership requirements. In addition, the Ownership Policy provides that a new Trustee shall satisfy the minimum share ownership requirements within a reasonable amount of time of becoming a Trustee. For purposes of the Ownership Policy, a reasonable period of time will be deemed to be, as applicable, no more than three years after a Trustee has assumed that position with the Voya family of funds or no more than one year after an increase in the minimum share ownership requirement due to changes in annual Board retainer fees. A decline in value of any fund investments will not cause a Trustee to have to make any additional investments under the Ownership Policy.
Investment in mutual funds of the Voya family of funds by the Trustees pursuant to the Ownership Policy is subject to: (i) policies, applied by the mutual funds of the Voya family of funds to other similar investors, that are designed to prevent inappropriate market timing trading practices; and (ii) any provisions of the Code of Ethics for the Voya family of funds that otherwise apply to the Trustees.
Trustees' Fund Equity Ownership Positions
The following table sets forth information regarding each Trustee's beneficial ownership of equity securities of the Fund and the aggregate holdings of shares of equity securities of all the funds in the Voya family of funds for the calendar year ended December 31, 2025.

Fund	Dollar Range of Equity Securities in the Fund as of December 31, 2025
	Colleen D. Baldwin	John V. Boyer	Jody T. Foster[1]	Dennis A. Johnson[1]
Voya Credit Income Fund	None	None	None	None
Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in the Voya family of funds	Over $100,000[2]	Over $100,000[2]	Over $100,000[2]	None

Fund	Dollar Range of Equity Securities in the Fund as of December 31, 2025
	Joseph E. Obermeyer	Christopher P. Sullivan	Mark R. Wetzel[1]	Christian G. Wilson[1]
Voya Credit Income Fund	None	None	None	None
Aggregate Dollar Range of Equity Securities in All Registered Investment Companies Overseen by Trustee in the Voya family of funds	Over $100,000[2]	Over $100,000	Over $100,000[2]	Over $100,000[2]
1
Ms. Foster and Messrs. Johnson, Wetzel, and Wilson were elected to the Board effective September 11, 2025.
2
Includes the value of shares in which a Trustee has an indirect interest through a deferred compensation plan and/or a 401(k) plan.
Independent Trustee Ownership of Securities of the Investment Adviser, Principal Underwriter, and their Affiliates
The following table sets forth information regarding each Independent Trustee's (and his/her immediate family members) share ownership, beneficially or of record, in securities of the Investment Adviser or Principal Underwriter, and the ownership of securities in an entity controlling, controlled by, or under common control with the Investment Adviser or Principal Underwriter of the Fund (not including registered investment companies) as of December 31, 2025.

Name of Trustee	Name of Owners and Relationship to Trustee	Company	Title of Class	Value of Securities	Percent of Class
Colleen D. Baldwin	N/A	N/A	N/A	N/A	N/A
John V. Boyer	N/A	N/A	N/A	N/A	N/A
Jody T. Foster[1]	N/A	N/A	N/A	N/A	N/A
Dennis A. Johnson[1]	N/A	N/A	N/A	N/A	N/A
Joseph E. Obermeyer	N/A	N/A	N/A	N/A	N/A
Christopher P. Sullivan	N/A	N/A	N/A	N/A	N/A
Mark R. Wetzel[1]	N/A	N/A	N/A	N/A	N/A
1
Ms. Foster and Messrs. Johnson and Wetzel were elected to the Board effective September 11, 2025.
Trustee Compensation
Each Trustee is reimbursed for reasonable expenses incurred in connection with each meeting of the Board or any of its Committee meetings attended. Each Independent Trustee is compensated for his or her services, on a quarterly basis, according to a fee schedule adopted by the Board. The Board may from time to time designate other meetings as subject to compensation.
Effective January 1, 2026, the Fund pays each Trustee who is not an interested person of the Fund his or her pro rata share, as described below, of: (i) an annual retainer of $360,000; (ii) Mr. Obermeyer, as the Chairperson of the Board, receives an additional annual retainer of $115,000; (iii) Mses. Baldwin and Foster and Messrs. Boyer, Johnson, Sullivan, and Wetzel, as the Chairpersons of Committees of the Board, each receives an additional annual retainer of $40,000, $40,000, $52,500, $40,000, $40,000 and $40,000, respectively; and (iv) out-of-pocket expenses. The Board at its discretion may from time to time designate special meetings as subject to compensation in such amounts as the Board may reasonably determine on a case-by-case basis.
The pro rata share paid by the Fund is based on the Fund’s average net assets as a percentage of the average net assets of all the funds managed by the Investment Adviser or its affiliate for which the Trustees serve in common as Trustees.
Future Compensation Payment
Certain future payment arrangements apply to certain Trustees. More particularly, each non-interested Trustee who will have served as a non-interested Trustee for five or more years for one or more funds in the Voya family of funds is entitled to a future payment (“Future Payment”), if such Trustee:  (i) retires in accordance with the Board’s retirement policy; (ii) dies; or (iii) becomes disabled.  The Future Payment shall be made promptly to, as applicable, the Trustee or the Trustee’s estate, in an amount equal to two (2) times the annual compensation payable to such Trustee, as in effect at the time of his or her retirement, death or disability if the Trustee had served as Trustee for at least five years as of May 9, 2007, or in a lesser amount calculated based on the proportion of time served by such Trustee (as compared to five years) as of May 9, 2007.  The annual compensation determination shall be based upon the annual Board membership retainer fee in effect at the time of that Trustee’s retirement, death or disability (but not any separate annual retainer fees for chairpersons of committees and of the Board), provided that the annual compensation used for this purpose shall not exceed the annual retainer fees as of May 9, 2007.  This amount shall be paid by the Voya fund or Voya funds on whose Board the Trustee was serving at the time of his or her retirement, death, or disability.  Each applicable Trustee may elect to receive payment of his or her benefit in a lump sum or in three substantially equal payments.
Compensation Table
The following table sets forth information provided by the Investment Adviser regarding compensation of Trustees by the Fund and other funds managed by the Investment Adviser and its affiliates for the fiscal year ended February 28, 2026. Officers of the Trust and Trustees who are interested persons of the Trust do not receive any compensation from the Trust or any other funds managed by the Investment Adviser or its affiliates.

Fund	Aggregate Compensation
	Colleen D. Baldwin	John V. Boyer	Jody T. Foster[1]	Martin J. Gavin[2]	Dennis A. Johnson[1]
Voya Credit Income Fund	$445	$445	$139	$480	$139
Pension or Retirement Benefits Accrued as Part of Fund Expenses[3]	N/A	$0	N/A	N/A	N/A
Estimated Annual Benefits Upon Retirement[4]	N/A	$400,000	N/A	N/A	N/A
Total Compensation from the Fund and the Voya family of funds Paid to Trustees	$380,000	$380,000	$116,522[5]	$410,000	$116,522

Fund	Aggregate Compensation
	Joseph E. Obermeyer	Sheryl K. Pressler[2]	Christopher P. Sullivan	Mark R. Wetzel[1]
Voya Credit Income Fund	$527	$486	$445	$139
Pension or Retirement Benefits Accrued as Part of Fund Expenses[3]	$0	$113,333	N/A	N/A
Estimated Annual Benefits Upon Retirement[4]	N/A	$113,333	N/A	N/A
Total Compensation from the Fund and the Voya family of funds Paid to Trustees	$450,000[5]	$415,000	$380,000	$116,522
1
Ms. Foster and Messrs. Johnson and Wetzel were elected to the Board effective September 11, 2025.
2
Mr. Gavin and Ms. Pressler retired as Trustees effective December 31, 2025.
3
Future Compensation Payment amounts are accrued pro rata to all Voya funds in the same year that the Trustee retires.
4
As discussed in the section entitled “Future Compensation Payment” above, this is not an annual benefit. Rather each applicable Trustee may elect to receive payment of his or her benefit in a lump sum or in three substantially equal payments. Future Compensation Payments included in this table represent the total payment allocated pro rata to all Voya funds.
5
During the fiscal year ended February 28, 2026, Mr. Obermeyer and Ms. Foster deferred $90,000 and $41,087 respectively, of their compensation from the Voya family of funds.
CODE OF ETHICS
The Fund, the Investment Adviser, the Sub-Adviser, and the Distributor have adopted a code of ethics (the “Code of Ethics”) pursuant to Rule 17j-1 under the 1940 Act governing personal trading activities of all Trustees, Officers of the Trust, and persons who, in connection with their regular functions, play a role in the recommendation of or obtain information pertaining to any purchase or sale of a security by the Fund. The Code of Ethics is intended to prohibit fraud against the Fund that may arise from the personal trading of securities that may be purchased or held by that Fund or of the Fund’s shares. The Code of Ethics prohibits short-term trading of the Fund’s shares by persons subject to the Code of Ethics. Personal trading is permitted by such persons subject to certain restrictions; however, such persons are generally required to pre-clear security transactions with the Investment Adviser or its affiliates and to report all transactions on a regular basis.
The Code of Ethics can be reviewed and copied at the SEC’s Public Reference Room located at 100 F Street, NE, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at (202) 551-8090. The Code of Ethics is available on the EDGAR Database on the SEC’s website at www.sec.gov and copies may also be obtained at prescribed rates by electronic request at publicinfo@sec.gov, or by writing the SEC’s Public Reference Section at the address listed above.
PROXY VOTING POLICY
The Board has approved the Investment Adviser’s Proxy Voting Policy (the “Proxy Voting Policy”) for voting proxies on behalf of the Voya funds. The Proxy Voting Policy requires the Investment Adviser to vote the Fund’s portfolio securities that have voting rights in accordance with the Proxy Voting Policy and provides a method for responding to potential conflicts of interest. An independent proxy voting service has been retained to assist in the voting of Fund proxies through the provision of vote analysis, implementation, recordkeeping, and disclosure services. The Compliance Committee oversees the implementation of the Fund’s Proxy Voting Policy, as applicable. A copy of the Proxy Voting Policy is attached hereto as Appendix A. If applicable, no later than August 31st of each year, information regarding how the Fund voted proxies relating to portfolio securities for the twelve-month period ending June 30th is available online, without charge, at https://individuals.voya.com/product/mutual-fund/prospectuses-reports or by accessing the SEC’s EDGAR database at https://sec.gov.
PRINCIPAL SHAREHOLDERS AND CONTROL PERSONS
Control is defined by the 1940 Act as the beneficial ownership, either directly or through one or more controlled companies, of more than 25% of the voting securities of a company. A control person may have a significant impact on matters submitted to a shareholder vote.
Trustee and Officer Holdings
As of June 5, 2026, the Trustees and officers of the Trust as a group owned less than 1% of any class of the Fund’s outstanding Common Shares.
Principal Shareholders
As of June 5, 2026, to the best knowledge of management, no person owned beneficially or of-record 5% or more of the outstanding shares of any class of the Fund or 5% or more of the outstanding shares of the Fund addressed herein, except as set forth in the table below. The Trust has no knowledge as to whether all or any portion of shares owned of-record are also owned beneficially.

Name of Fund	Class	Name and Address	Percent of Class	Percent of Fund
Voya Credit Income Fund	Class A	National Financial Services LLC For the Exclusive Benefit of Our Customers 499 Washington Blvd FL 5 Jersey City, NJ 07310-2010	11.03%	9.95%
Voya Credit Income Fund	Class A	Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-00001	9.99%	10.40%
Voya Credit Income Fund	Class A	MLPF & S For the Sole Benefit of the Customers Attn: Fund Administration 4800 Deer Lake Dr East 3rd FL Jacksonville, FL 32246-6484	6.95%	6,27%
Voya Credit Income Fund	Class A	Raymond James Omnibus for Mutual Funds House Account Attn: Courtney Waller 880 Carillon Parkway St. Petersburg, FL 33716	6.62%	6.37%
Voya Credit Income Fund	Class A	LPL Financial Omnibus Customer Account Attn: Lindsay O'Toole 4707 Executive Dr San Diego, CA 92121	6.07%	5.70%
Voya Credit Income Fund	Class C	Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-00001	9.26%	10.40%
Voya Credit Income Fund	Class C	Morgan Stanely LLC FBO Customer of MSSB 1 New York Plaza New York, NY 10004	5.08%	8.06%
Voya Credit Income Fund	Class C	Ronald Burbank TOD Beneficiaries on File 1805 Kensington Dr. APT 141 Waukesha WI WI 53188-5658	5.52%	0.21%
Voya Credit Income Fund	Class C	American Enterprise Investment SVC 707 2nd Ave South Minneapolis, MN 55402-2405	28.72%	2.35%
Voya Credit Income Fund	Class C	Betty J. Kenney 2501 N 22ND ST Apt. 311 Morada Rogers, AR 72756	5.83%	0.23%
Voya Credit Income Fund	Class I	UBS Financial Services Inc. VIVEK KUMAR TRUSTEE 4913 Aviva Garden CT Windermere FL 34786-8839	6.59%	0.35%
Voya Credit Income Fund	Class I	Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-00001	5.58%	10.75%

Name of Fund	Class	Name and Address	Percent of Class	Percent of Fund
Voya Credit Income Fund	Class I	Wells Fargo Clearing SVCS LLC 1 North Jefferson Avenue Saint Louis, MO 63103	11.65%	11.37%
Voya Credit Income Fund	Class I	Charles Schwab & Co. Inc. Special Custody Account FBO Our Customers Attn: Mutual Funds 101 Montgomery Street San Francisco CA 94104-4122	18.09%	5.38%
Voya Credit Income Fund	Class W	Alain M. Karaoglan 4 E. 72nd Street 7A New York, NY 10021	30.04%	0.80%
Voya Credit Income Fund	Class W	Pershing LLC 1 Pershing Plaza Jersey City, NJ 07399-00001	35.12%	10.40%
Voya Credit Income Fund	Class W	American Enterprise Investment SVC 707 2nd Ave South Minneapolis, MN 55402-2405	7.27%	2.35%
Voya Credit Income Fund	Class W	Charles Schwab & Co. Inc. Special Custody Account FBO Our Customers Attn: Mutual Funds 101 Montgomery Street San Francisco CA 94104-4122	15.45%	5.38%
INVESTMENT ADVISER
Voya Investments, an Arizona limited liability company, is registered with the SEC as an investment adviser. Voya Investments serves as the investment adviser to, and has overall responsibility for the management of, the Fund. Voya Investments oversees all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including, but not limited to, the following: custodial, transfer agency, dividend disbursing, accounting, auditing, compliance, and related services.
Voya Investments began business as an investment adviser in 1994 and currently serves as investment adviser to certain registered investment companies, consisting of open- and closed-end registered investment companies and collateralized loan obligations. Voya Investments is an indirect subsidiary of Voya Financial, Inc. Voya Financial, Inc. is a U.S.-based financial institution whose subsidiaries operate in the retirement, investment, and insurance industries.
Investment Management Agreement
The Investment Adviser serves pursuant to an Investment Management Agreement between the Investment Adviser and the Trust on behalf of the Fund. Under the Investment Management Agreement, the Investment Adviser oversees, subject to the authority of the Board, the provision of all investment advisory and portfolio management services for the Fund. In addition, the Investment Adviser provides administrative services reasonably necessary for the ordinary operation of the Fund. The Investment Adviser has delegated certain management responsibilities to one or more Sub-Advisers.
Investment Management Services
Among other things, the Investment Adviser: (i) provides general investment advice and guidance with respect to the Fund and provides advice and guidance to the Fund’s Board; (ii) provides the Board with any periodic or special reviews or reporting it requests, including any reports regarding the Sub-Adviser and its investment performance; (iii) oversees management of the Fund’s investments and portfolio composition including supervising the Sub-Adviser with respect to the services the Sub-Adviser provides; (iv) makes available its officers and employees to the Board and officers of the Trust; (v) designates and compensates from its own resources such personnel as the Investment Adviser may consider necessary or appropriate to the performance of its services hereunder; (vi) periodically monitors and evaluates the performance of the Sub-Adviser with respect to the investment objectives and policies of the Fund and performs periodic detailed analysis and review of the Sub-Adviser’s investment performance; (vii) reviews, considers and reports on any changes in the personnel of the Sub-Adviser responsible for performing the Sub-Adviser’s obligations or any changes in the ownership or senior management of the Sub-Adviser; (viii) performs periodic in-person or telephonic diligence meetings with the Sub-Adviser; (ix) assists the Board and management of the Fund in developing and reviewing information with respect to the initial and subsequent annual approval of the Sub-Advisory Agreement(s); (x) monitors the Sub-Adviser for compliance with the investment objective(s), policies and restrictions of the Fund, the 1940 Act, Subchapter M of the Code, and, if applicable, regulations under these provisions, and other applicable law; (xi) if appropriate, analyzes and recommends for consideration by the Board termination of a contract with the Sub-Adviser; (xii) identifies potential successors to or replacements of the Sub-Adviser or potential additional sub-adviser(s), performs appropriate due diligence, and develops and presents recommendations to the Board; and (xiii) is authorized to exercise full investment discretion and make all determinations with respect to the day-to-day investment of the Fund’s assets and the purchase and sale of portfolio securities for the Fund in the event that at any time no sub-adviser is engaged to manage the assets of the Fund.

In addition, the Investment Adviser assists in managing and supervising all aspects of the general day-to-day business activities and operations of the Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance, and related services. The Investment Adviser also reviews the Fund for compliance with applicable legal requirements and monitors the Sub-Adviser for compliance with requirements under applicable law and with the investment policies and restrictions of the Fund.
Limitation of Liability
The Investment Adviser is not subject to liability to the Fund for any act or omission in the course of, or in connection with, rendering services under the Investment Management Agreement, except by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties under the Investment Management Agreement.
Continuation and Termination of the Investment Management Agreement
After an initial term of two years, the Investment Management Agreement continues in effect from year to year with respect to the Fund so long as such continuance is specifically approved at least annually by: (i) the Board of Trustees; or (ii) the vote of a “majority” of the Fund’s outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act); and provided that such continuance is also approved by a vote of at least a majority of the Independent Trustees who are not parties to the agreement by a vote cast either in person at a meeting called for the purpose of voting on such approval, or in reliance on exemptive relief from the SEC that has permitted such approval at virtual meetings held by video or telephone conference subject to certain conditions.
The Investment Management Agreement may be terminated as to the Fund at any time without penalty by: (i) the vote of the Board; (ii) the vote of a majority of the Fund’s outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act); or (iii) the Investment Adviser, on sixty (60) days’ prior written notice to the other party. The notice provided for herein may be waived by either party, as a single class, or upon notice given by the Investment Adviser. The Investment Management Agreement will terminate automatically in the event of its “assignment” (as defined in Section 2(a)(4) of the 1940 Act).
Management Fees
The Investment Adviser pays all of its expenses arising from the performance of its obligations under the Investment Management Agreement, including executive salaries and expenses of the Trustees and officers of the Trust who are employees of the Investment Adviser or its affiliates, except the CCO. The Investment Adviser pays the fees of the Sub-Adviser.
The Investment Adviser receives an annual management fee, payable monthly, in an amount equal to 0.80% of the Fund’s average daily gross asset value, minus the sum of the Fund’s accrued and unpaid dividends on any outstanding preferred shares and accrued liabilities (other than liabilities for the principal amount of any borrowings incurred, commercial paper or notes issued by the Fund and the liquidation preference of any outstanding preferred shares) (“Managed Assets”).
Total Investment Management Fees Paid by the Fund
During the past three fiscal years, the Fund paid the following investment management fees to the Investment Adviser or its affiliates.

Fund	2026	2025	2024
Voya Credit Income Fund
Management Fee	$1,014,622	$1,085,725	$1,108,881
EXPENSES
The Fund’s assets may decrease or increase during its fiscal year and the Fund’s operating expense ratios may correspondingly increase or decrease.
In addition to the management fee and other fees described previously, the Fund pays other expenses, such as legal, audit, transfer agency and custodian out-of-pocket fees, proxy solicitation costs, and the compensation of Trustees who are not affiliated with the Investment Adviser.
Certain expenses of the Fund are generally allocated to the Fund, and each class of the Fund, in proportion to its pro rata average net assets, provided that expenses that are specific to a class of the Fund may be charged directly to that class in accordance with the Trust’s Multiple Class Plan(s) pursuant to Rule 18f-3. However, any Rule 12b-1 Plan fees for each class of shares are charged proportionately only to the outstanding shares of that class.
EXPENSE LIMITATIONS
As described in the Prospectus, the Investment Adviser, Distributor, and/or Sub-Adviser may have entered into one or more expense limitation agreements with the Fund pursuant to which they have agreed to waive or limit their fees. In connection with such an agreement, the Investment Adviser, Distributor, or Sub-Adviser, as applicable, will assume expenses (excluding certain expenses as discussed below) so that the total annual ordinary operating expenses of the Fund do not exceed the amount specified in the Fund’s Prospectus.

Exclusions
Expense limitations do not extend to interest, taxes, other investment-related costs, leverage expenses (as defined below), extraordinary expenses such as litigation or other expenses not incurred in the ordinary course of business, expenses of any counsel or other persons or services retained by the Fund’s Board who are not “interested persons,” as that term is defined in the 1940 Act. Leverage expenses shall mean fees, costs, and expenses incurred in connection with the Fund’s use of leverage (including, without limitation, expenses incurred by the Fund in creating, establishing, and maintaining leverage through borrowings or the issuance of preferred shares).
Acquired Fund Fees and Expenses are not covered by any expense limitation agreement.
Prior to June 28, 2026, if an expense limitation permitted recoupment of any expenses reimbursed within 36 months of the waiver or reimbursement, the amount of the recoupment was limited to the lesser of the amounts that would be recoupable under: (i) the expense limitation in effect at the time of the waiver or reimbursement; or (ii) the expense limitation in effect at the time of recoupment. Reimbursement for fees waived or expenses assumed will only apply to amounts waived or expenses assumed after the effective date of the expense limitation.
The table below shows the net fund expenses reimbursed, waived, and any recoupment, if applicable, by the Investment Adviser and Distributor for the last three fiscal years.
NET FUND FEES WAIVED, REIMBURSED, OR RECOUPED

Fund	2026	2025	2024
Voya Credit Income Fund	($252,777)	($336,699)	($366,744)
Sub-Adviser
The Investment Adviser has engaged the services of the Sub-Adviser to provide sub-advisory services to the Fund and, pursuant to a Sub-Advisory Agreement, has delegated certain management responsibilities to the Sub-Adviser. The Investment Adviser monitors and evaluates the performance of the Sub-Adviser.
The Sub-Adviser provides, subject to the supervision of the Board and the Investment Adviser, a continuous investment program for the Fund and determines the composition of the assets of the Fund, including determination of the purchase, retention, or sale of the securities, cash and other investments for the Fund, in accordance with the Fund’s investment objectives, policies and restrictions and applicable laws and regulations.
Limitation of Liability
The Sub-Adviser is not subject to liability to the Fund for any act or omission in the course of, or in connection with, rendering services under the Sub-Advisory Agreement, except by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of its obligations and duties under the Sub-Advisory Agreement.
Continuation and Termination of the Sub-Advisory Agreement
After an initial term of two years, the Sub-Advisory Agreement continues in effect from year-to-year so long as such continuance is specifically approved at least annually by: (i) the Board; or (ii) the vote of a majority of the Fund’s outstanding voting securities (as defined in Section 2(a)(42) of the 1940 Act); provided, that the continuance is also approved by a majority of the Independent Trustees who are not parties to the agreement by a vote cast in person at a meeting called for the purpose of voting on such approval or in reliance on exemptive relief from the SEC that has permitted such approval at virtual meetings held by video or telephone conference subject to certain conditions.
The Sub-Advisory Agreement may be terminated as to the Fund without penalty upon sixty (60) days’ written notice by: (i) the Board; (ii) the majority vote of the outstanding voting securities of the Fund; (iii) the Investment Adviser; or (iv) the Sub-Adviser upon 60-90 days’ written notice, depending on the terms of the Sub-Advisory Agreement. The Sub-Advisory Agreement terminates automatically in the event of its assignment or in the event of the termination of the Investment Management Agreement.
Sub-Advisory Fees
The Sub-Adviser receives compensation from the Investment Adviser at the annual rate of a specified percentage of the Fund’s average daily Managed Assets, as indicated below. The fee is accrued daily and paid monthly. The Sub-Adviser pays all of its expenses arising from the performance of its obligations under the Sub-Advisory Agreement.

Sub-Adviser	Annual Sub-Advisory Fee
Voya IM	0.36%
Total Sub-Advisory Fees Paid
The following table sets forth the sub-advisory fees paid by the Investment Adviser for the last three fiscal years.

Fund	2026	2025	2024
Voya Credit Income Fund	$456,756	$489,206	$499,126

PORTFOLIO MANAGEMENT
Other Accounts Managed
The following table sets forth the number of accounts and total assets in the accounts managed by each portfolio manager as of February 28, 2026:

Portfolio Manager	Fund(s)	Registered Investment Companies		Other Pooled Investment Vehicles		Other Accounts
		Number of Accounts	Total Assets	Number of Accounts	Total Assets	Number of Accounts	Total Assets
Sean Banai	Voya Credit Income Fund	11	$14,773,247,622	108	$5,869,485,283	129[1]	$26,646,412,613
Rajen Jadav, CFA	Voya Credit Income Fund	9	$14,297,391,000	0	$0	25	$653,737,647
Anuranjan Sharma	Voya Credit Income Fund	8	$14,216,216,345	0	$0	0	$0
Vinlay Viralam, CFA	Voya Credit Income Fund	8	$14,216,216,345	0	$0	2	$1,377,680,288
1
One of these accounts with total assets of $313,913,045 has a performance-based advisory fee.
Potential Material Conflicts of Interest
Voya IM
A portfolio manager may be subject to potential conflicts of interest because the portfolio manager is responsible for other accounts in addition to the Fund. These other accounts may include, among others, other mutual funds, separately managed advisory accounts, commingled trust accounts, insurance separate accounts, wrap fee programs, and hedge funds. Potential conflicts may arise out of the implementation of differing investment strategies for the portfolio manager’s various accounts, the allocation of investment opportunities among those accounts or differences in the advisory fees paid by the portfolio manager’s accounts.
A potential conflict of interest may arise as a result of the portfolio manager’s responsibility for multiple accounts with similar investment guidelines. Under these circumstances, a potential investment may be suitable for more than one of the portfolio manager’s accounts, but the quantity of the investment available for purchase is less than the aggregate amount the accounts would ideally devote to the opportunity. Similar conflicts may arise when multiple accounts seek to dispose of the same investment.
A portfolio manager may also manage accounts whose objectives and policies differ from those of the Fund. These differences may be such that under certain circumstances, trading activity appropriate for one account managed by the portfolio manager may have adverse consequences for another account managed by the portfolio manager. For example, if an account were to sell a significant position in a security, which could cause the market price of that security to decrease, while the Fund maintained its position in that security.
A potential conflict may arise when a portfolio manager is responsible for accounts that have different advisory fees – the difference in the fees may create an incentive for the portfolio manager to favor one account over another, for example, in terms of access to particularly appealing investment opportunities. This conflict may be heightened where an account is subject to a performance-based fee.
As part of its compliance program, Voya IM has adopted policies and procedures reasonably designed to address the potential conflicts of interest described above.
Finally, a potential conflict of interest may arise because the investment mandates for certain other accounts, such as hedge funds, may allow extensive use of short sales which, in theory, could allow them to enter into short positions in securities where other accounts hold long positions. Voya IM has policies and procedures reasonably designed to limit and monitor short sales by the other accounts to avoid harm to the Fund.
Compensation
Voya IM
Compensation consists of: (i) a fixed base salary; (ii) a bonus, which is based on Voya IM performance, one-, three-, and five-year pre-tax performance of the accounts the portfolio managers are primarily and jointly responsible for relative to account benchmarks, peer universe performance, and revenue growth and net cash flow growth (changes in the accounts’ net assets not attributable to changes in the value of the accounts’ investments) of the accounts they are responsible for; and (iii) long-term equity awards tied to the performance of our parent company, Voya Financial, Inc. and/or a notional investment in a pre-defined set of Voya IM sub-advised funds.
Portfolio managers are also eligible to receive an annual cash incentive award delivered in some combination of cash and a deferred award in the form of Voya stock. The overall design of the annual incentive plan was developed to tie pay to both performance and cash flows, structured in such a way as to drive performance and promote retention of top talent. As with base salary compensation, individual target awards are determined and set based on external market data and internal comparators. Investment performance is measured on both relative and absolute performance in all areas.
The measures for the team are outlined on a “scorecard” that is reviewed on an annual basis. These scorecards measure investment performance versus benchmark and peer groups over one-, three-, and five-year periods and year-to-date net cash flow (changes in the accounts’ net assets not attributable to changes in the value of the accounts’ investments) for all accounts managed by the team. The results for overall Voya IM scorecards are typically calculated on an asset weighted performance basis of the individual team scorecards.

Investment professionals’ performance measures for bonus determinations are weighted by 25% being attributable to the overall Voya IM performance and 75% attributable to their specific team results (65% investment performance, 5% net cash flow, and 5% revenue growth).
Voya IM's long-term incentive plan is designed to provide ownership-like incentives to reward continued employment and to link long-term compensation to the financial performance of the business. Based on job function, internal comparators, and external market data, employees may be granted long-term awards. All senior investment professionals participate in the long-term compensation plan. Participants receive annual awards determined by the management committee based largely on investment performance and contribution to firm performance. Plan awards are based on the current year’s performance as defined by the Voya IM component of the annual incentive plan. Awards typically include a combination of performance shares, which vest ratably over a three-year period, and Voya restricted stock and/or a notional investment in a predefined set of Voya IM sub-advised funds, each subject to a three-year cliff-vesting schedule.
If a portfolio manager’s base salary compensation exceeds a particular threshold, he or she may participate in Voya’s deferred compensation plan. The plan provides an opportunity to invest deferred amounts of compensation in mutual funds, Voya stock, or at an annual fixed interest rate. Deferral elections are done on an annual basis and the amount of compensation deferred is irrevocable.
Ownership of Securities
The following table shows the dollar range of Fund shares beneficially owned by each portfolio manager (including investments by his/her immediate family members) and amounts invested through retirement and deferred compensation plans as of February 28, 2026.

Portfolio Manager	Investment Adviser or Sub-Adviser	Fund(s) Managed by the Portfolio Manager	Dollar Range of Fund Shares Owned
Sean Banai	Voya IM	Voya Credit Income Fund	None
Rajen Jadav, CFA	Voya IM	Voya Credit Income Fund	None
Anuranjan Sharma	Voya IM	Voya Credit Income Fund	None
Vinlay Viralam, CFA	Voya IM	Voya Credit Income Fund	None
PRINCIPAL UNDERWRITER
The Distributor, a Delaware limited liability company, is the principal underwriter and distributor of the Fund. The Distributor is an indirect subsidiary of Voya Financial, Inc. and is an affiliate of the Investment Adviser. The Distributor’s principal business address is 7337 East
Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258. Common Shares of the Fund are offered on a continuous basis. As principal underwriter, the Distributor has agreed to use reasonable efforts to distribute the Common Shares, although it is not obligated to sell any particular amount of shares.
The Distributor is responsible for all of its expenses in providing services pursuant to the Distribution Agreement, including the payment of any commissions.
The Distribution Agreement may be continued from year to year if approved annually by the Trustees or by a vote of a majority of the outstanding voting securities of the Fund and by a vote of a majority of the Trustees who are not “interested persons” of the Distributor, or the Trust or parties to the Distribution Agreement, appearing in person at a meeting called for the purpose of approving such Agreement.
The Distribution Agreement terminates automatically upon assignment, and may be terminated at any time on sixty (60) days’ written notice by the Trustees or the Distributor or by vote of a majority of the outstanding voting securities of the Fund without the payment of any penalty.
In addition to paying fees under the Distribution Agreement, the Fund may pay service fees to intermediaries such as brokers-dealers, financial advisors, or other financial institutions, including affiliates of Voya Investments (such as Voya Funds Services, LLC) for administration, sub-transfer agency, and other shareholder services associated with investors whose shares are held of record in omnibus accounts. These additional fees paid by the Fund to intermediaries are a fixed dollar amount payment per each underlying shareholder account. These may include payments for 401k sub-accounting services, networking fees, and omnibus account servicing fees.
For the fiscal years ended February 28, 2026, February 28, 2025, and February 29, 2024, the Distributor was paid $236,067, $269,687, and $300,737, respectively, for services rendered to the Fund.
Commissions and Compensation Received by the Principal Underwriter
The following table shows all commissions and other compensation received by the Principal Underwriter, who is an affiliated person of the Fund or an affiliated person of that affiliated person, directly or indirectly, from the Fund during the most recent fiscal year.

Fund	Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemptions and Repurchases	Brokerage Commissions	Other Compensation
Voya Credit Income Fund	Voya Investments Distributor, LLC	$285	None	$2,290	N/A
Additional Cash Compensation for Sales by “Focus Firms”

The Distributor may, at its discretion, pay additional cash compensation to its employee sales staff for sales by certain broker-dealers or “focus firms.” The Distributor may pay up to an additional 0.10% to its employee sales staff for sales that are made by registered representatives of these focus firms. As of the date of this SAI, the focus firms are: Ameriprise Financial Services, LLC; Broadridge Business Process Outsourcing, LLC; Cetera Financial Holdings, Inc.; Charles Schwab & Co. Inc.; Charles Schwab Trust Bank; Directed Services LLC; Fidelity Brokerage Services, LLC; LPL Financial, LLC; Merrill Lynch, Pierce, Fenner & Smith Inc.; Mid Atlantic Clearing & Settlement Corporation, Inc; Morgan Stanley; New York Life Insurance & Annuity Corp; Osaic, Inc; Pershing, LLC; Raymond James & Associates, Inc.; ReliaStar Life Insurance Company of New York; Security Life of Denver Insurance Company; Standard Insurance Company; UBS Financial Services, Inc; Venerable Insurance & Annuity Company; Voya Financial Advisers, Inc.; Voya Retirement Insurance and Annuity Company; Voya Services Company; and Wells Fargo Clearing Services, LLC.
Other Incentives
The Distributor may, from time to time, pay additional cash and non-cash compensation from its own resources to its employee sales staff for sales of certain Voya funds that are made by registered representatives of broker-dealers to the extent such compensation is not prohibited by law or the rules of any self-regulatory agency, such as FINRA.
OTHER SERVICE PROVIDERS
Custodian
The Bank of New York Mellon, 240 Greenwich Street, New York, New York 10286, serves as custodian for the Fund.
The custodian’s responsibilities include safekeeping and controlling the Fund’s cash and securities, handling the receipt and delivery of securities, and collecting interest and dividends on the Fund’s investments. The custodian does not participate in determining the investment policies of the Fund, in deciding which securities are purchased or sold by the Fund, or in the declaration of dividends and distributions. The Fund may, however, invest in obligations of the custodian and may purchase or sell securities from or to the custodian.
Independent Registered Public Accounting Firm
Ernst & Young LLP serves as an independent registered public accounting firm for the Fund. Ernst & Young LLP provides audit services and tax return preparation services. Ernst & Young LLP is located at 200 Clarendon Street, Boston, Massachusetts 02116.
Legal Counsel
Legal matters for the Trust are passed upon by Ropes & Gray LLP, Prudential Tower, 800 Boylston Street, Boston, Massachusetts 02199-3600.
Transfer Agent, Dividend Disbursing Agent, and Registrar
BNY Mellon Investment Servicing (US) Inc. (“Transfer Agent”) serves as the transfer agent, dividend disbursing agent, and registrar for the Common Shares of the Fund. Its principal office is located at 301 Bellevue Parkway, Wilmington, Delaware 19809. As transfer agent, dividend disbursing agent and registrar, BNY Mellon Investment Servicing (US) Inc. is responsible for maintaining account records, detailing the ownership of Fund shares and for crediting income, capital gains and other changes in share ownership to shareholder accounts.
PORTFOLIO TRANSACTIONS
The Investment Adviser or the Sub-Adviser for the Fund places orders for the purchase and sale of investment securities for the Fund, pursuant to authority granted in the relevant Investment Management Agreement or Sub-Advisory Agreement.
Subject to policies and procedures approved by the Board, the Investment Adviser and/or Sub-Adviser have discretion to make decisions relating to placing these orders including, where applicable, selecting the brokers or dealers that will execute the purchase and sale of investment securities, negotiating the commission or other compensation paid to the broker or dealer executing the trade, or using an electronic communications network (“ECN”) or alternative trading system (“ATS”).
In situations where the Sub-Adviser resigns or the Investment Adviser otherwise assumes day-to-day management of the Fund pursuant to its Investment Management Agreement with such Fund, the Investment Adviser will perform the services described herein as being performed by the Sub-Adviser.
How Securities Transactions are Effected
Purchases and sales of securities on a securities exchange (which include most equity securities) are effected through brokers who charge a commission for their services. In transactions on securities exchanges in the U.S., these commissions are negotiated, while on many foreign (non-U.S.) securities exchanges commissions are fixed. Securities traded in the OTC markets (such as debt instruments and some equity securities) are generally traded on a “net” basis with market makers acting as dealers; in these transactions, the dealers act as principal for their own accounts without a stated commission, although the price of the security usually includes a profit to the dealer. Transactions in certain OTC securities also may be effected on an agency basis when, in the Investment Adviser’s or the Sub-Adviser’s opinion, the total price paid (including commission) is equal to or better than the best total price available from a market maker. In underwritten offerings, securities are usually purchased at a fixed price, which includes an amount of compensation to the underwriter, generally referred to as the underwriter’s concession or discount. On occasion, certain money market instruments may be purchased directly from an issuer, in which case no commissions or discounts are paid. The Investment Adviser or the Sub-Adviser may also place trades using an ECN or ATS.
How the Investment Adviser or the Sub Adviser Selects Broker-Dealers

The Investment Adviser and the Sub-Adviser(s) have a duty to seek to obtain best execution of the Fund’s orders, taking into consideration a full range of factors designed to produce the most favorable overall terms reasonably available under the circumstances. In selecting brokers and dealers to execute trades, the Investment Adviser or the Sub-Adviser may consider both the characteristics of the trade and the full range and quality of the brokerage services available from eligible broker-dealers. This consideration often involves qualitative as well as quantitative judgments. Factors relevant to the nature of the trade may include, among others, price (including the applicable brokerage commission or dollar spread), the size of the order, the nature and characteristics (including liquidity) of the market for the security, the difficulty of execution, the timing of the order, potential market impact, and the need for confidentiality, speed, and certainty of execution. Factors relevant to the range and quality of brokerage services available from eligible brokers and dealers may include, among others, each firm’s execution, clearance, settlement, and other operational facilities; willingness and ability to commit capital or take risk in positioning a block of securities, where necessary; special expertise in particular securities or markets; ability to provide liquidity, speed and anonymity; the nature and quality of other brokerage and research services provided to the Investment Adviser or the Sub-Adviser (consistent with the “safe harbor” described below and subject to the restrictions of the EU’s updated Markets in Financial Instruments Directive (“MiFID II”)); and each firm’s general reputation, financial condition and responsiveness to the Investment Adviser or the Sub-Adviser, as demonstrated in the particular transaction or other transactions. Subject to its duty to seek best execution of the Fund’s orders, the Investment Adviser or the Sub-Adviser may select broker-dealers that participate in commission recapture programs that have been established for the benefit of the Fund. Under these programs, the participating broker-dealers will return to the Fund (in the form of a credit to the Fund) a portion of the brokerage commissions paid to the broker-dealers by the Fund. These credits are used to pay certain expenses of the Fund. These commission recapture payments benefit the Fund, and not the Investment Adviser or the Sub-Adviser.
The Safe Harbor for Soft Dollar Practices
In selecting broker-dealers to execute a trade for the Fund, the Investment Adviser or the Sub-Adviser may consider the nature and quality of brokerage and research services provided to the Investment Adviser or the Sub-Adviser as a factor in evaluating the most favorable overall terms reasonably available under the circumstances. As permitted by Section 28(e) of the 1934 Act, the Investment Adviser or the Sub-Adviser may cause the Fund to pay a broker-dealer a commission for effecting a securities transaction for the Fund that is in excess of the commission which another broker-dealer would have charged for effecting the transaction, as long as the services provided to the Investment Adviser or Sub-Adviser by the broker-dealer: (i) are limited to “research” or “brokerage” services; (ii) constitute lawful and appropriate assistance to the Investment Adviser or Sub-Adviser in the performance of its investment decision-making responsibilities; and (iii) the Investment Adviser or the Sub-Adviser makes a good faith determination that the broker’s commission paid by the Fund is reasonable in relation to the value of the brokerage and research services provided by the broker-dealer, viewed in terms of either the particular transaction or the Investment Adviser’s or the Sub-Adviser’s overall responsibilities to the Fund and its other investment advisory clients. In making such a determination, the Investment Adviser or Sub-Adviser might consider, in addition to the commission rate, the range and quality of a broker’s services, including the value of the research provided, execution capability, financial responsibility and responsiveness. The practice of using a portion of the Fund’s commission dollars to pay for brokerage and research services provided to the Investment Adviser or the Sub-Adviser is sometimes referred to as “soft dollars.” Section 28(e) of the 1934 Act is sometimes referred to as a “safe harbor,” because it permits this practice, subject to a number of restrictions, including the Investment Adviser or the Sub-Adviser’s compliance with certain procedural requirements and limitations on the type of brokerage and research services that qualify for the safe harbor. The provisions of MiFID II may limit the ability of the Sub-Adviser to pay for research services using soft dollars in various circumstances.
Brokerage and Research Products and Services Under the Safe Harbor – Research products and services may include, but are not limited to, general economic, political, business and market information and reviews, industry and company information and reviews, evaluations of securities and recommendations as to the purchase and sale of securities, financial data on a company or companies, performance and risk measuring services and analysis, stock price quotation services, computerized historical financial databases and related software, credit rating services, analysis of corporate responsibility issues, brokerage analysts’ earnings estimates, computerized links to current market data, software dedicated to research, and portfolio modeling. Research services may be provided in the form of reports, computer-generated data feeds and other services, telephone contacts, and personal meetings with securities analysts, as well as in the form of meetings arranged with corporate officers and industry spokespersons, economists, academics, and governmental representatives. Brokerage products and services assist in the execution, clearance and settlement of securities transactions, as well as functions incidental thereto including, but not limited to, related communication and connectivity services and equipment, software related to order routing, market access, algorithmic trading, and other trading activities. On occasion, a broker-dealer may furnish the Investment Adviser or the Sub-Adviser with a service that has a mixed use (that is, the service is used both for brokerage and research activities that are within the safe harbor and for other activities). In this case, the Investment Adviser or the Sub-Adviser is required to reasonably allocate the cost of the service, so that any portion of the service that does not qualify for the safe harbor is paid for by the Investment Adviser or the Sub-Adviser from its own funds, and not by portfolio commissions paid by the Fund.
Benefits to the Investment Adviser or the Sub-Adviser – Research products and services provided to the Investment Adviser or the Sub-Adviser by broker-dealers that effect securities transactions for the Fund may be used by the Investment Adviser or the Sub-Adviser in servicing all of its accounts. Accordingly, not all of these services may be used by the Investment Adviser or the Sub-Adviser in connection with the Fund. Some of these products and services are also available to the Investment Adviser or the Sub-Adviser for cash, and some do not have an explicit cost or determinable value. The research received does not reduce the management fees payable to the Investment Adviser or the sub-advisory fees payable to the Sub-Adviser for services provided to the Fund. The Investment Adviser’s or the Sub-Adviser’s expenses would likely increase if the Investment Adviser or the Sub-Adviser had to generate these research products and services through its own efforts, or if it paid for these products or services itself. It is possible that the Sub-Adviser subject to MiFID II will cause the Fund to pay for research services with soft dollars in circumstances where it is prohibited from doing so with respect to other client accounts, although those other client accounts might nonetheless benefit from those research services.
Broker-Dealers that are Affiliated with the Investment Adviser or the Sub-Adviser
Portfolio transactions may be executed by brokers affiliated with Voya Financial, Inc., the Investment Adviser, or the Sub-Adviser, so long as the commission paid to the affiliated broker is reasonable and fair compared to the commission that would be charged by an unaffiliated broker in a comparable transaction.
Prohibition on Use of Brokerage Commissions for Sales or Promotional Activities
The placement of portfolio brokerage with broker-dealers who have sold shares of the Fund is subject to rules adopted by the SEC and FINRA. Under these rules, the Investment Adviser or the Sub-Adviser may not consider a broker’s promotional or sales efforts on behalf of the Fund when selecting a broker-dealer for portfolio transactions, and neither the Fund nor the Investment Adviser or Sub-Adviser may enter into an agreement under which the Fund directs brokerage transactions (or revenue generated from such transactions) to a broker-dealer to pay for distribution of Fund shares. The Fund has adopted policies and procedures, approved by the Board, that are designed to attain compliance with these prohibitions.
Principal Trades and Research
Purchases of securities for the Fund also may be made directly from issuers or from underwriters. Purchase and sale transactions may be effected through dealers which specialize in the types of securities which the Fund will be holding. Dealers and underwriters usually act as principals for their own account. Purchases from underwriters will include a concession paid by the issuer to the underwriter and purchases from dealers will include the spread between the bid and the asked price. If the execution and price offered by more than one dealer or underwriter are comparable, the order may be allocated to a dealer or underwriter which has provided such research or other services as mentioned above.
More Information about Trading in Debt Instruments
Purchases and sales of debt instruments will usually be principal transactions. Such instruments often will be purchased from or sold to dealers serving as market makers for the instruments at a net price. The Fund may also purchase such instruments in underwritten offerings and will, on occasion, purchase instruments directly from the issuer. Generally, debt instruments are traded on a net basis and do not involve brokerage commissions. The cost of executing debt instruments transactions consists primarily of dealer spreads and underwriting commissions.
In purchasing and selling debt instruments, it is the policy of the Fund to obtain the best results, while taking into account the dealer’s general execution and operational facilities, the type of transaction involved and other factors, such as the dealer’s risk in positioning the instruments involved. While the Investment Adviser or the Sub-Adviser generally seeks reasonably competitive spreads or commissions, the Fund will not necessarily pay the lowest spread or commission available.
Transition Management
Changes in sub-advisers, investment personnel, and reorganizations of the Fund may result in the sale of a significant portion or even all of the Fund’s portfolio securities. This type of change generally will increase trading costs and the portfolio turnover for the affected Fund. The Fund, the Investment Adviser, or the Sub-Adviser may engage a broker-dealer to provide transition management services in connection with a change in sub-advisers, reorganization, or other changes.
Allocation of Trades
Some securities considered for investment by the Fund may also be appropriate for other clients served by the Investment Adviser or Sub-Adviser. This gives rise to potential conflict of interest. If the purchase or sale of securities consistent with the investment policies of the Fund and one or more of these other clients is considered at, or about the same time, transactions in such securities will be placed on an aggregate basis and allocated among the other funds and such other clients in a manner deemed fair and equitable, over time, by the Investment Adviser or Sub-Adviser and consistent with the Investment Adviser’s or Sub-Adviser’s written policies and procedures. For example, it is expected that investments in certain private investments will be allocated on a rotation basis, which means the Fund's participation will not be considered for each investment opportunity. For investments in loans and other privately negotiated credit instruments (including commercial mortgage loans and asset-based or direct lending investments), allocation decisions may involve additional considerations, including: (i) the size of the investment opportunity relative to available capital across client accounts; (ii) investment minimums imposed by originators or counterparties; (iii) portfolio construction, diversification, and liquidity needs of participating accounts; (iv) differing investment mandates, guidelines, or structural constraints (including interval fund liquidity requirements); and (v) timing and sourcing of the investment opportunity (including primary origination versus secondary acquisition). In the case of syndicated or directly originated loans, allocations may be made on a pro rata basis, subject to minimum position sizes or rounding, or on another basis permitted under the Investment Adviser’s or Sub-Adviser’s allocation policies. In certain circumstances, particularly where opportunities are capacity constrained, allocations may be made on a rotation or priority basis among eligible accounts over time. As a result, the Fund may receive smaller allocations, or may not participate in particular loan investments, even if such investments would otherwise be suitable. The Investment Adviser and Sub-Adviser may use different methods of trade allocation. The Investment Adviser’s and Sub-Adviser’s relevant policies and procedures and the results of aggregated trades in which the Fund participated are subject to periodic review by the Board. To the extent the Fund seeks to acquire (or dispose of) the same security at the same time as other funds, such Fund may not be able to acquire (or dispose

of) as large a position in such security as it desires, or it may have to pay a higher (or receive a lower) price for such security. It is recognized that in some cases, this system could have a detrimental effect on the price or value of the security insofar as the Fund is concerned. However, over time, the Fund’s ability to participate in aggregate trades is expected to provide better execution for the Fund.
Conflicts of interest may also arise in connection with the provision of services to other clients served by the Investment Adviser or Sub-Adviser with respect to an existing or potential security considered for investment. For example, as an affiliated service provider, the Investment Adviser or Sub-Adviser may receive higher fees from one type of client relative to another, potentially causing the Investment Adviser or Sub-Adviser to favor certain clients over others in an investment allocation. Additional conflicts of interest may arise where the Investment Adviser, Sub-Adviser, or an affiliate (“Voya”) originates, structures, services, or administers loans or other privately negotiated investments in which the Fund invests. In such cases, Voya or its affiliates may act in multiple capacities with respect to a loan, including as originator, arranger, agent, servicer, or administrator, while simultaneously managing client accounts (including the Fund) that invest in such loans. These roles may create conflicts in, among other things: (i) the allocation of originated loan opportunities among client accounts; (ii) the structuring of transaction terms (including pricing, covenants, fees, and lien priority); (iii) the allocation of fees and expenses, including origination, servicing, administrative, and other transaction-related fees; and (iv) decisions relating to amendments, restructurings, workouts, foreclosures, or dispositions of defaulted loans. For example, Voya or its affiliates may receive administrative servicing fees in connection with loans in which the Fund participates, and the Fund may bear its pro rata share of such fees and related out‑of‑pocket expenses. These fee arrangements may create an incentive for Voya to favor transactions or structures that generate additional compensation to Voya or its affiliates. In addition, where Voya or its affiliates engage unaffiliated sub-servicers or otherwise retain third parties, additional layers of fees or expenses may be incurred by the Fund.
In exercising rights or providing services in connection with loans (including in default or workout situations), Voya may face conflicts between its obligations to the Fund and to other client accounts or business lines, including situations where different accounts have differing economic interests, investment horizons, or positions in a loan’s capital structure. The methods of trade allocation employed by the Investment Adviser and Sub-Adviser (discussed above) are designed to mitigate these potential conflicts.
Cross-Transactions
The Board has adopted a policy allowing trades to be made between affiliated registered investment companies or series thereof, provided they meet the conditions of Rule 17a-7 under the 1940 Act and conditions of the policy.
Brokerage Commissions Paid
The following table sets forth brokerage commissions paid by the Fund for the last three fiscal years. An increase or decrease in commissions is due to a corresponding increase or decrease in the Fund’s trading activity.

Fund	2026	2025	2024
Voya Credit Income Fund	$111	$53	$0
Securities of Regular Broker-Dealers
During the most recent fiscal year, the Fund acquired no securities of its regular broker-dealers (as defined in Rule 10b-1 under the 1940 Act) or their parent companies.
ADDITIONAL PURCHASE INFORMATION
Orders Placed with Intermediaries
If you invest in the Fund through a financial intermediary, you may be charged a commission or transaction fee by the financial intermediary for the purchase and sale of Fund shares.
Special Purchases at Net Asset Value- Class A Common Shares
Class A Common Shares of the Fund may be purchased at NAV, without a sales charge, by persons who have offered for repurchase their Class A Common Shares of the Fund or redeemed their Class A Common Shares of another Voya fund within the previous 90 days. The amount that may be so reinvested in the Fund is limited to an amount up to, but not exceeding, the repurchase or redemption proceeds (or to the nearest full share if fractional shares are not purchased). In order to exercise this privilege, a written order for the purchase of shares must be received by the Transfer Agent, or be postmarked, within 90 days after the date of redemption. This privilege may only be used once per calendar year. Payment must accompany the request and the purchase will be made at the then current NAV of the Fund. Such purchases may also be handled by a securities dealer who may charge a shareholder for this service. If the shareholder has realized a gain on the repurchase or redemption, the transaction is taxable and any reinvestment will not alter any applicable U.S. federal capital gains tax. If there has been a loss on the repurchase or redemption and a subsequent reinvestment pursuant to this privilege, some or all of the loss may not be allowed as a tax deduction depending upon the amount reinvested, although such disallowance is added to the tax basis of the shares acquired upon the reinvestment.
Class A Common Shares of the Fund may also be purchased at NAV by any charitable organization or any state, county, or city, or any instrumentality, department, authority or agency thereof that has determined that the Fund is a legally permissible investment and that is prohibited by applicable investment law from paying a sales charge or commission in connection with the purchase of shares of any registered management investment company (an “eligible governmental authority”). If an investment by an eligible governmental authority at NAV is made through a dealer who has executed a selling group agreement with respect to the Fund (or an open-end Voya fund), the Distributor may pay the selling firm 0.25% of the offering price.
The Fund’s Officers and Trustees (including retired officers and retired Board members), bona fide full-time employees of the Fund (including retired Fund employees) and the officers, directors, and full-time employees of their investment adviser, sub-adviser, principal underwriter, or any service provider to the Fund or affiliated corporation thereof (including retired officers and employees of the investment adviser, principal underwriter, Voya-affiliated service providers and affiliated corporations thereof) or any trust, pension, profit-sharing, or other benefit plan for such persons, broker-dealers, for their own accounts or for members of their families (defined as current spouse, children, parents, grandparents, uncles, aunts, siblings, nephews, nieces, step-relations, relations at-law, and cousins) employees of such broker-dealers (including their immediate families) and discretionary advisory accounts of Voya Investments or any Sub-Adviser, may purchase Class A Common Shares of the Fund at NAV without a sales charge. Such purchaser may be required to sign a letter stating that the purchase is for his own investment purposes only and that the securities will not be resold except to the Fund. The Fund may, under certain circumstances, allow registered advisers to make investments on behalf of their clients at NAV without any commission or concession. The Fund may terminate or amend the terms of this sales charge waiver at any time.
Class A Common Shares may also be purchased at NAV by certain fee based registered investment advisers, trust companies and bank trust departments under certain circumstances making investments on behalf of their clients and by shareholders who have authorized the automatic transfer of dividends from the same class of an open-end fund managed by the Investment Adviser.
Class A Common Shares may also be purchased without a sales charge by: (i) shareholders who have authorized the automatic transfer of dividends from the same class of another Voya fund distributed by the Distributor; (ii) registered investment advisors, trust companies and bank trust departments investing in Class A Common Shares on their own behalf or on behalf of their clients, provided that the aggregate amount invested in any one or more Voya funds, during the 13-month period starting with the first investment, equals at least $1,000,000; (iii) broker-dealers, who have signed selling group agreements with the Distributor, and registered representatives and employees of such broker-dealers, for their own accounts or for members of their families (defined as current spouse, children, parents, grandparents, uncles, aunts, siblings, nephews, nieces, step relations, relations-at-law and cousins); (iv) broker-dealers using third-party administrators for qualified retirement plans who have entered into an agreement with the Fund or an affiliate, subject to certain operational and minimum size requirements specified from time-to-time by the Fund; (v) accounts as to which a banker or broker-dealer charges an account management fee (“wrap accounts”); (vi) any registered investment company for which the Investment Adviser serves as adviser; (vii) investors who purchase Fund shares with redemption proceeds received in connection with a distribution from a retirement plan investing either: (1) directly in the Fund or through an unregistered separate account sponsored by VRIAC or any successor thereto or affiliate thereof; or (2) in a registered separate account sponsored by VRIAC or any successor thereto or affiliate thereof, but only if no deferred sales charge is paid in connection with such distribution and the investor receives the distribution in connection with a separation from service, retirement, death, or disability; and (viii) insurance companies (including separate accounts).
The Fund may terminate or amend the terms of these sales charge waivers at any time.
Letters of Intent and Rights of Accumulation- Class A Common Shares
An investor may immediately qualify for a reduced sales charge on a purchase of Class A Common Shares of the Fund by completing the Letter of Intent section of the Shareholder Application (“Letter of Intent” or “Letter”). By completing the Letter, the investor expresses an intention to invest during the next 13 months a specified amount which, if made at one time, would qualify for the reduced sales charge. At any time within 90 days after the first investment which the investor wants to qualify for the reduced sales charge, a signed Shareholder Application, with the Letter of Intent section completed, may be filed with the Fund. Those holdings will be counted towards completion of the Letter of Intent but will not be entitled to a retroactive downward adjustment of sales charge until the Letter of Intent is fulfilled. After the Letter of Intent is filed, each additional investment made will be entitled to the sales charge applicable to the level of investment indicated on the Letter of Intent as described above. Sales charge reductions based upon purchases in more than one Voya fund will be effective only after notification to the Distributor that the investment qualifies for a discount. Any shares of the shareholder repurchased by the Fund during the 13-month period will be subtracted from the amount of the purchases for purposes of determining whether the terms of the Letter of Intent have been completed. If the Letter of Intent is not completed within the 13-month period, there will be an upward adjustment of the sales charge as specified below, depending upon the amount actually purchased (less amounts repurchased by the Fund) during the period.
An investor acknowledges and agrees to the following provisions by completing the Letter of Intent section of the Shareholder Application in the Prospectus. A minimum initial investment equal to 25% of the intended total investment is required. An amount equal to the maximum sales charge, as stated in the Prospectus, will be held in escrow at Voya funds, in the form of shares, in the investor’s name to assure that the full applicable sales charge will be paid if the intended purchase is not completed. The shares in escrow will be included in the total shares owned as reflected on the purchaser’s monthly statement; income and capital gain distributions on the escrowed shares will be paid directly to the investor. The escrowed shares will not be available for repurchase by the Fund until the Letter of Intent has been completed, or the higher sales charge paid. When the total purchases, less repurchases by the Fund, equal the amount specified under the Letter of Intent, the shares in escrow will be released. If the total purchases, less repurchases by the Fund, exceed the amount specified under the Letter of Intent and is an amount which would qualify for a further quantity discount, a retroactive price adjustment will be made by the Distributor and the dealer with whom purchases were made pursuant to the Letter of Intent (to reflect such further quantity discount) on purchases made within 90 days before, and on those made after filing the Letter of Intent. The resulting difference in offering price will be applied to the purchase of additional shares at the applicable offering price. If the total purchases, less repurchases by the Fund, are less than the amount specified under the Letter of Intent, the investor will remit to the Distributor an amount equal to the difference in dollar amount of sales charge actually paid and the amount of sales charge which would have applied to the aggregate purchases if the total of such purchases had been made at a single account in the name of the investor or to the investor’s order. If within 10 days after written request such difference in sales charge is not paid, an appropriate number of shares in escrow will be repurchased by the Fund at the next monthly repurchase to realize such difference. If the proceeds from a total repurchase of the escrowed shares are inadequate, the investor will be liable to the Distributor for the difference. In the event of a total repurchase of the account prior to fulfillment of the Letter of Intent, the additional sales charge due will be deducted from the proceeds of the repurchase and the balance will be forwarded to the Investor. By completing the Letter of Intent section of the Shareholder Application, an investor grants to the Distributor a security interest in the shares in escrow and agrees to irrevocably appoint the Distributor as his or her attorney-in-fact with full power of substitution to surrender for repurchase any or all escrowed shares for the purpose of paying any additional sales charge due and authorizes the Transfer Agent or Sub-Transfer Agent to receive and liquidate shares and pay the proceeds as directed by the Distributor. The investor or the securities dealer must inform the Transfer Agent or the Distributor that the Letter of Intent is in effect each time a purchase is made.
If at any time prior to or after completion of the Letter of Intent the investor wishes to cancel the Letter of Intent, the investor must notify the Distributor in writing. If, prior to the completion of the Letter of Intent, the investor requests the Distributor to liquidate all shares held by the investor, the Letter of Intent will be terminated automatically. Under either of these situations, the total purchased may be less than the amount specified in the Letter of Intent. If so, the Distributor will redeem at NAV to remit to the Distributor and the appropriate authorized dealer an amount equal to the difference between the dollar amount of the sales charge actually paid and the amount of the sales charge that would have been paid on the total purchases if made at one time.
The value of shares of the Fund plus shares of open-end funds distributed by the Distributor can be combined with a current purchase of shares of the Fund to determine the reduced sales charge and applicable offering price of the current purchase. The reduced sales charge applies to quantity purchases made at one time or on a cumulative basis over any period of time by: (i) an investor; (ii) the investor’s spouse and children under the age of majority; (iii) the investor’s custodian accounts for the benefit of a child under the Uniform Gift to Minors Act; and (iv) a trustee or other fiduciary of a single trust estate or a single fiduciary account (including a pension, profit-sharing and/or other employee benefit plan qualified under Section 401 of the Code), by trust companies’ registered investment advisors, banks and bank trust departments for accounts over which they exercise exclusive investment discretionary authority and which are held in a fiduciary, agency, advisory, custodial or similar capacity.
The reduced sales charge also applies on a non-cumulative basis to purchases made at one time by the customers of a single dealer in excess of $1 million. The Letter of Intent option may be modified or discontinued at any time.
Shares of the Fund and open-end Voya funds purchased and owned of record or beneficially by a corporation, including employees of a single employer (or affiliates thereof) including shares held by its employees, under one or more retirement plans, can be combined with a current purchase to determine the reduced sales charge and applicable offering price of the current purchase, provided such transactions are not prohibited by one or more provisions of the Employee Retirement Income Security Act or the Code. Individuals and employees should consult with their tax advisors concerning the tax rules applicable to retirement plans before investing.
For the purposes of Rights of Accumulation and the Letter of Intent privilege, shares held by investors in the Voya family of funds which impose an EWC or CDSC may be combined with Class A Common Shares for a reduced sales charge but will not affect any EWC or CDSC which may be imposed upon the redemption of shares of the Fund which imposes an EWC or CDSC.
Liquidity Requirements
From the time that the Fund sends a notification to shareholders until the Repurchase Payment Deadline (as defined in the Fund’s repurchase offer documents), the Fund will maintain a percentage of the Fund’s assets equal to at least 100% of the Repurchase Offer Amount (as defined in the Fund’s repurchase offer documents) in assets: (a) that can be sold or disposed of in the ordinary course of business at approximately the price at which the Fund has valued the asset within the time period between the Repurchase Request Deadline and the next Repurchase Payment Deadline (as defined in the Fund’s repurchase offer documents); or (b) that mature by the next Repurchase Payment Deadline. In the event that the Fund’s assets fail to comply with this requirement, the Board will cause the Fund to take such action as the Board deems appropriate to ensure compliance.
TAX CONSIDERATIONS
The following tax information supplements and should be read in conjunction with the tax information contained in the Fund’s Prospectus. The Prospectus generally describes the U.S. federal income tax treatment of the Fund and its shareholders. This section of the SAI provides additional information concerning U.S. federal income taxes. It is based on the Code, applicable U.S. Treasury regulations, judicial authority, and administrative rulings and practice, all as in effect as of the date of this SAI and all of which are subject to change, including with retroactive effect. The following discussion is only a summary of some of the important U.S. federal tax considerations generally applicable to investments in the Fund. There may be other tax considerations applicable to particular shareholders. The Investment Adviser is not obligated to consider the tax consequences related to its management of the Fund's investments or other activities. It is possible that the actions taken by the Fund or the Investment Adviser on the Fund’s behalf could be disadvantageous to shareholders that hold shares through a taxable account. However, such actions likely will have no tax effect on shareholders that invest through a tax-advantaged account. Shareholders should consult their own tax advisers regarding their particular situation and the possible application of non-U.S., state and local tax laws.

Special tax rules apply to investments through defined contribution plans and other tax-qualified plans or tax-advantaged arrangements. Shareholders should consult their tax advisers to determine the suitability of Fund shares as an investment through such plans and arrangements and the precise effect of an investment on their particular tax situation.

Qualification as a Regulated Investment Company
The Fund has elected or will elect to be treated as a RIC under Subchapter M of the Code and intends each year to qualify and to be eligible to be treated as such. In order to qualify for the special tax treatment accorded RICs and their shareholders, the Fund must, among other things: (a) derive at least 90% of its gross income for each taxable year from: (i) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (ii) net income derived from interests in “qualified publicly traded partnerships” (as defined below); (b) diversify its holdings so that, at the end of each quarter of the Fund’s taxable year: (i) at least 50% of the fair market value of its total assets consists of: (A) cash and cash items (including receivables), U.S. government securities and securities of other RICs; and (B) other securities (other than those described in clause (A)) limited in respect of any one issuer to a value that does not exceed 5% of the value of the Fund’s total assets and 10% of the outstanding voting securities of such issuer; and (ii) not more than 25% of the value of the Fund’s total assets is invested, including through corporations in which the Fund owns a 20% or more voting stock interest, in the securities of any one issuer (other than those described in clause (i)(A)), the securities (other than securities of other RICs) of two or more issuers the Fund controls and which are engaged in the same, similar, or related trades or businesses, or the securities of one or more qualified publicly traded partnerships; and (c) distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses, taking into account any capital loss carryforwards) and its net tax-exempt income, for such year.
In general, for purposes of the 90% gross income requirement described in (a) above, income derived from a partnership will be treated as qualifying income only to the extent such income is attributable to items of income of the partnership which would be qualifying income if realized directly by the RIC. However, 100% of the net income derived from an interest in a “qualified publicly traded partnership” (generally defined as a partnership (x) the interests in which are traded on an established securities market or are readily tradable on a secondary market or the substantial equivalent thereof, and (y) that derives less than 90% of its income from the qualifying income described in paragraph (a)(i) above) will be treated as qualifying income. In general, such entities will be treated as partnerships for U.S. federal income tax purposes because they meet the passive income requirement under Code Section 7704(c)(2). In addition, although in general the passive loss rules of the Code do not apply to RICs, such rules do apply to a RIC with respect to items attributable to an interest in a qualified publicly traded partnership. Certain of the Fund’s investments in MLPs and ETFs, if any, may qualify as interests in qualified publicly traded partnerships.
For purposes of the diversification test in (b) above, the term “outstanding voting securities of such issuer” will include the equity securities of a qualified publicly traded partnership and in the case of the Fund’s investments in loan participations, the Fund shall treat both the financial intermediary and the issuer of the underlying loan as an issuer. Also, for purposes of the diversification test in (b) above, the identification of the issuer (or, in some cases, issuers) of a particular Fund investment can depend on the terms and conditions of that investment. In some cases, the identification of the issuer (or issuers) is uncertain under current law, and an adverse determination or future guidance by the IRS with respect to issuer identification for a particular type of investment may adversely affect the Fund’s ability to meet the diversification test in (b) above. The qualifying income and diversification requirements described above may limit the extent to which the Fund can engage in certain derivative transactions, as well as the extent to which it can invest in MLPs and certain commodity-linked ETFs.
If the Fund qualifies as a RIC that is accorded special tax treatment, the Fund will not be subject to U.S. federal income tax on investment company taxable income and net capital gain (i.e., the excess of net long-term capital gain over net short-term capital loss, determined with reference to any capital loss carryforwards) distributed in a timely manner to its shareholders in the form of dividends (including capital gain dividends).
If the Fund were to fail to meet the income, diversification or distribution test described above, the Fund could in some cases cure such failure, including by paying a portfolio-level tax, paying interest, making additional distributions, or disposing of certain assets. If the Fund were ineligible to or otherwise did not cure such failure for any year, or if the Fund were otherwise to fail to qualify as a RIC accorded special tax treatment for such year, the Fund would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including any distributions of net tax-exempt income and net long-term capital gains, would be taxable to shareholders as ordinary income. Some portions of such distributions may be eligible for the dividends-received deduction in the case of corporate shareholders and may be eligible to be treated as “qualified dividend income” in the case of shareholders taxed as individuals, provided, in both cases, the shareholder meets certain holding period and other requirements in respect of the Fund's shares (as described below). In addition, the Fund could be required to recognize unrealized gains, pay substantial taxes and interest and make substantial distributions before re-qualifying as a RIC that is accorded special tax treatment.
The Fund intends to distribute at least annually to its shareholders all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction), its net tax-exempt income (if any), and its net capital gain (that is, the excess of net long-term capital gain over net short-term capital loss, in each case determined with reference to any loss carryforwards). However, no assurance can be given that the Fund will not be subject to U.S. federal income taxation. Any taxable income, including any net capital gain retained by the Fund, will be subject to tax at the Fund level at regular corporate rates.

In the case of net capital gain, the Fund is permitted to designate the retained amount as undistributed capital gain in a timely notice to its shareholders who would then, in turn, be: (i) required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount; and (ii) entitled to credit their proportionate shares of the tax paid by the Fund on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly-filed U.S. tax return to the extent the credit exceeds such liabilities. If the Fund makes this designation, for U.S. federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund would be increased by an amount equal to the difference between the amount of undistributed capital gains included in the shareholder’s gross income under clause (i) of the preceding sentence and the tax deemed paid by the shareholder under clause (ii) of the preceding sentence. The Fund is not required to, and there can be no assurance the Fund will, make this designation if it retains all or a portion of its net capital gain in a taxable year.
In determining its net capital gain, including in connection with determining the amount available to support a capital gain dividend, its taxable income, and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as any net capital loss attributable to the portion of the taxable year after October 31 or, if there is no such loss, the net long-term capital loss or net short-term capital loss attributable to any such portion of the taxable year) or late-year ordinary loss (generally, the sum of its: (i) net ordinary loss from the sale, redemption, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31, and (ii) other net ordinary loss attributable to the portion, if any, of the taxable year after December 31) as if incurred in the succeeding taxable year.
In order to comply with the distribution requirements described above applicable to RICs, the Fund generally must make the distributions in the same taxable year that it realizes the income and gain, although in certain circumstances, the Fund may make the distributions in the following taxable year in respect of income and gains from the prior taxable year.
If the Fund declares a distribution to shareholders of record in October, November, or December of one calendar year and pays the distribution in January of the following calendar year, the Fund and its shareholders will be treated as if the Fund paid the distribution on December 31 of the earlier year.
Excise Tax
If the Fund were to fail to distribute in a calendar year at least an amount equal to the sum of 98% of its ordinary income for such year and 98.2% of its capital gain net income for the one-year period ending October 31 of such year (or December 31 of that year if the Fund is permitted to elect and so elects), plus any such amounts retained from the prior year, the Fund would be subject to a nondeductible 4% excise tax on the undistributed amounts.
The Fund intends generally to make distributions sufficient to avoid the imposition of the 4% excise tax. However, no assurance can be given that the Fund will not be subject to the excise tax.
For purposes of the required excise tax distribution, a RIC’s ordinary gains and losses from the sale, redemption, exchange, or other taxable disposition of property that would otherwise be taken into account after October 31 of a calendar year generally are treated as arising on January 1 of the following calendar year. Also, for these purposes, the Fund will be treated as having distributed any amount on which it is subject to U.S. federal corporate income tax in the taxable year ending within the calendar year.
Use of Tax Equalization
The Fund distributes its net investment income and capital gains to shareholders at least annually to the extent required to qualify as a RIC under the Code and generally to avoid U.S. federal income or excise tax. Under current law, the Fund is permitted to treat the portion of redemption proceeds paid to redeeming shareholders that represents the redeeming shareholders’ pro-rata share of the Fund's accumulated earnings and profits as a dividend on the Fund’s tax return. This practice, which involves the use of tax equalization, will reduce the amount of income and gains that the Fund is required to distribute as dividends to shareholders in order for the Fund to avoid U.S. federal income tax and excise tax, which may include reducing the amount of distributions that otherwise would be required to be paid to non-redeeming shareholders. The Fund’s NAV generally will not be reduced by the amount of any undistributed income or gains allocated to redeeming shareholders under this practice and thus the total return on a shareholder’s investment generally will not be reduced as a result of this practice.
Capital Loss Carryforwards
Capital losses in excess of capital gains (“net capital losses”) are not permitted to be deducted against the Fund’s net investment income. Instead, potentially subject to certain limitations, the Fund is able to carry forward a net capital loss from any taxable year to offset its capital gains, if any, realized during a subsequent taxable year. Distributions from capital gains are generally made after applying any available capital loss carryforwards. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the Fund retains or distributes such gains.
If the Fund incurs or has incurred net capital losses, those losses will be carried forward to one or more subsequent taxable years without expiration; any such carryover losses will retain their character as short-term or long-term.
See the Fund’s most recent annual shareholder report filing for the Fund’s available capital loss carryforwards, if any, as of the end of its most recently ended fiscal year.
Fund Distributions

For U.S. federal income tax purposes, distributions of investment income generally are taxable to shareholders as ordinary income. Taxes on distributions of capital gains are determined by how long the Fund owned (or is deemed to have owned) the investments that generated them, rather than how long a shareholder has owned his or her shares of the Fund. In general, the Fund will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the Fund’s holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain that are properly reported by the Fund as capital gain dividends (“Capital Gain Dividends”) will be taxable to shareholders as long-term capital gains and taxed to individuals at reduced rates relative to ordinary income. Distributions from capital gains generally are made after applying any available capital loss carryforwards. The IRS and the U.S. Department of the Treasury have issued regulations that impose special rules in respect of Capital Gain Dividends received through partnership interests constituting “applicable partnership interests” under Section 1061 of the Code. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to shareholders as ordinary income. Distributions of investment income reported by the Fund as derived from “qualified dividend income” will be taxed in the hands of individuals at the rates applicable to long-term capital gain, provided holding period and other requirements are met at both the shareholder and Fund level.
The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals, trusts and estates to the extent their income exceeds certain threshold amounts. For these purposes, “net investment income” generally includes, among other things: (i) distributions paid by the Fund of net investment income and capital gains as described above; and (ii) any net gain from the sale, redemption, exchange or other taxable disposition of Fund shares. Shareholders are advised to consult their tax advisers regarding the possible implications of this additional tax on their investment in the Fund.
As required by U.S. federal tax law, detailed U.S. federal tax information with respect to each calendar year will be furnished to each shareholder early in the succeeding year.
If, in and with respect to any taxable year, the Fund makes a distribution to a shareholder in excess of the Fund’s current and accumulated earnings and profits, the excess distribution will be treated as a return of capital to the extent of such shareholder’s tax basis in its shares, and thereafter as capital gain. A return of capital is not taxable, but it reduces a shareholder’s tax basis in its shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the shareholder of its shares. To the extent the Fund makes distributions of capital gains in excess of the Fund’s net capital gain for the taxable year (as reduced by any available capital loss carryforwards from prior taxable years), there is a possibility that the distributions will be taxable as ordinary dividend distributions, even though distributed excess amounts would not have been subject to tax if retained by the Fund.
Distributions are taxable as described herein whether shareholders receive them in cash or reinvest them in additional shares.
A dividend paid to shareholders in January generally is deemed to have been paid by the Fund on December 31 of the preceding year if the dividend was declared and payable to shareholders of record on a date in October, November or December of that preceding year.
Distributions on the Fund’s shares generally are subject to U.S. federal income tax as described herein to the extent they do not exceed the Fund’s realized income and gains, even though such distributions may economically represent a return of a particular shareholder’s investment. Such distributions are likely to occur in respect of shares purchased at a time when the Fund’s NAV reflects either unrealized gains, or realized but undistributed income or gains, that were therefore included in the price the shareholder paid. Such distributions may reduce the fair market value of the Fund’s shares below the shareholder’s cost basis in those shares. As described above, the Fund is required to distribute realized income and gains regardless of whether the Fund’s NAV also reflects unrealized losses.
If the Fund holds, directly or indirectly, one or more “tax credit bonds” on one or more applicable dates during a taxable year, it is possible that the Fund will elect to permit its shareholders to claim a tax credit on their U.S. federal income tax returns equal to each shareholder's proportionate share of tax credits from the applicable bonds that otherwise would be allowed to the Fund. In such a case, a shareholder will be deemed to receive a distribution of money with respect to its Fund shares equal to the shareholder’s proportionate share of the amount of such credits and be allowed a credit against the shareholder's U.S. federal income tax liability equal to the amount of such deemed distribution, subject to certain limitations imposed by the Code on the credits involved. Even if the Fund is eligible to pass through tax credits to shareholders, the Fund may choose not to do so.
In order for some portion of the dividends received by the Fund shareholder to be “qualified dividend income” that is eligible for taxation at long-term capital gain rates, the Fund must meet holding period and other requirements with respect to some portion of the dividend-paying stocks in its portfolio and the shareholder must meet holding period and other requirements with respect to the Fund’s shares. In general, a dividend is not treated as qualified dividend income (at either the Fund or shareholder level): (1) if the dividend is received with respect to any share of stock held for fewer than 61 days during the 121-day period beginning on the date which is 60 days before the date on which such share becomes ex-dividend with respect to such dividend (or, in the case of certain preferred stock, 91 days during the 181-day period beginning 90 days before such date); (2) to the extent that the recipient is under an obligation (whether pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property; (3) if the recipient elects to have the dividend income treated as investment income for purposes of the limitation on deductibility of investment interest; or (4) if the dividend is received from a foreign corporation that is: (a) not eligible for the benefits of a comprehensive income tax treaty with the United States (with the exception of dividends paid on stock of such a foreign corporation readily tradable on an established securities market in the United States); or (b) treated as a passive foreign investment company.
In general, distributions of investment income reported by the Fund as derived from qualified dividend income are treated as qualified dividend income in the hands of a shareholder taxed as an individual, provided the shareholder meets the holding period and other requirements described above with respect to the Fund’s shares.

If the aggregate qualified dividends received by the Fund during a taxable year are 95% or more of its gross income (excluding net long-term capital gain over net short-term capital loss), then 100% of the Fund’s dividends (other than dividends properly reported as Capital Gain Dividends) are eligible to be treated as qualified dividend income.
In general, dividends of net investment income received by corporate shareholders of the Fund qualify for the dividends-received deduction generally available to corporations to the extent of the amount of eligible dividends received by the Fund from domestic corporations for the taxable year. A dividend received by the Fund will not be treated as a dividend eligible for the dividends-received deduction: (1) if it has been received with respect to any share of stock that the Fund has held for less than 46 days (91 days in the case of certain preferred stock) during the 91-day period beginning on the date which is 45 days before the date on which such share becomes ex-dividend with respect to such dividend (during the 181-day period beginning 90 days before such date in the case of certain preferred stock); or (2) to the extent that the Fund is under an obligation (pursuant to a short sale or otherwise) to make related payments with respect to positions in substantially similar or related property. Moreover, the dividends received deduction may otherwise be disallowed or reduced: (1) if the corporate shareholder fails to satisfy the foregoing requirements with respect to its shares of the Fund; or (2) by application of various provisions of the Code (for instance, the dividends-received deduction is reduced in the case of a dividend received on debt-financed portfolio stock (generally, stock acquired with borrowed funds)).
Any distribution of income that is attributable to: (i) income received by the Fund in lieu of dividends with respect to securities on loan pursuant to a securities lending transaction; or (ii) dividend income received by the Fund on securities it temporarily purchased from a counterparty pursuant to a repurchase agreement that is treated for U.S. federal income tax purposes as a loan by the Fund, will not constitute qualified dividend income to individual shareholders and will not be eligible for the dividends-received deduction for corporate shareholders.
Distributions by the Fund to its shareholders that the Fund properly reports as “Section 199A dividends,” as defined and subject to certain conditions described below, are treated as qualified REIT dividends in the hands of non-corporate shareholders. Non-corporate shareholders are permitted a U.S. federal income tax deduction equal to 20% of qualified REIT dividends received by them, subject to certain limitations. Very generally, a Section 199A dividend is any dividend or portion thereof that is attributable to certain dividends received by the Fund from REITs, to the extent such dividends are properly reported as such by the RIC in a written notice to its shareholders. A Section 199A dividend is treated as a qualified REIT dividend only if the shareholder receiving such dividend holds the dividend-paying RIC shares for at least 46 days of the 91-day period beginning 45 days before the shares become ex-dividend, and is not under an obligation to make related payments with respect to a position in substantially similar or related property. The Fund is permitted to report such part of its dividends as Section 199A dividends as are eligible, but is not required to do so.
Subject to future regulatory guidance to the contrary, distributions attributable to qualified publicly traded partnership income from the Fund’s investments in MLPs will ostensibly not qualify for the deduction available to non-corporate taxpayers in respect of such amounts received directly from an MLP.
Tax Implications of Certain Fund Investments
Special Rules for Debt Obligations. Some debt obligations with a fixed maturity date of more than one year from the date of issuance (and zero-coupon debt obligations with a fixed maturity date of more than one year from the date of issuance) will be treated as debt obligations that are issued originally at a discount. Generally, the original issue discount (“OID”) is treated as interest income and is included in the Fund’s income and required to be distributed by the Fund over the term of the debt instrument, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt instrument. In addition, payment-in-kind securities will give rise to income, which is required to be distributed and is taxable even though the Fund holding the security receives no interest payment in cash on the security during the year.
Some debt obligations with a fixed maturity date of more than one year from the date of issuance that are acquired by the Fund in the secondary market may be treated as having “market discount.” Very generally, market discount is the excess of the stated redemption price of a debt obligation (or in the case of an obligation issued with OID, its “revised issue price”) over the purchase price of such obligation. Generally, any gain recognized on the disposition of, and any partial payment of principal on, a debt instrument having market discount is treated as ordinary income to the extent the gain, or principal payment, does not exceed the “accrued market discount” on such debt instrument. Alternatively, the Fund may elect to accrue market discount currently, in which case the Fund will be required to include the accrued market discount in the Fund's income (as ordinary income) and thus distribute it over the term of the debt instrument, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt instrument. The rate at which the market discount accrues, and thus is included in the Fund's income, will depend upon which of the permitted accrual methods the Fund elects.
Some debt obligations with a fixed maturity date of one year or less from the date of issuance may be treated as having OID or, in certain cases, “acquisition discount” (very generally, the excess of the stated redemption price over the purchase price). The Fund will be required to include the OID or acquisition discount in income (as ordinary income) and thus distribute it over the term of the debt instrument, even though payment of that amount is not received until a later time, upon partial or full repayment or disposition of the debt instrument. The rate at which OID or acquisition discount accrues, and thus is included in the Fund's income, will depend upon which of the permitted accrual methods the Fund elects.
If the Fund holds the foregoing kinds of obligations, or other obligations subject to special rules under the Code, it may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the Fund actually received. Such distributions may be made from the cash assets of the Fund or, if necessary, by disposition of portfolio securities including at a time when it may not be advantageous to do so. These dispositions may cause the Fund to realize higher amounts of short-term capital gains (generally taxed to shareholders at ordinary income tax rates) and, in the event the Fund realizes net capital gains from such transactions, its shareholders may receive a larger Capital Gain Dividend than if the Fund had not held such obligations.
Loan Origination and Modification. Income and gains from certain of the Fund’s activities, including fees received in connection with the origination of loans, may constitute non-qualifying income for the Fund for purposes of the 90% gross income test applicable to RICs described above. If the Fund were to treat income or gain from a particular investment or activity as qualifying income and such income or gain were later determined to be non-qualifying income and, together with any other non-qualifying income, caused the Fund’s non-qualifying income to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a RIC for such taxable year unless the Fund were eligible to, and did, pay a tax at the Fund level.
The Fund may restructure or modify certain non-performing loans it holds or may foreclose on the collateral securing the loan. Any such activity could cause the Fund to recognize taxable income without a corresponding receipt of cash, which may require the Fund to distribute cash obtained from other sources (including a sale of other portfolio securities) in order to satisfy the distribution requirement applicable to RICs and to avoid a Fund-level tax. Any such activity could also result in the Fund receiving assets that give rise to non-qualifying income for purposes of the 90% gross income test described above.
Foreclosed Assets. The Fund may hold certain investments (such as real estate acquired through foreclosure or similar remedies with respect to loans held by the Fund) directly or indirectly through one or more subsidiaries or other entities. For example, in connection with co-lending or similar arrangements, the Fund may hold a membership or other equity interest in a limited liability company or similar entity formed to foreclose upon, hold and dispose of real estate securing a loan. Such entity may be treated as a pass through entity for U.S. federal income tax purposes. The Fund’s interest in such an entity may, in certain circumstances, be held through a wholly owned subsidiary that is treated as a corporation for U.S. federal income tax purposes. Subsidiaries treated as corporations for U.S. federal income tax purposes will be subject to U.S. federal income tax and applicable state and local taxes on income and gains earned by such subsidiaries, which may reduce the Fund's overall return to shareholders. Net losses incurred by such subsidiaries do not flow through to the Fund and thus will not be available to offset the Fund's other income or gains. Distributions from such a subsidiary will be treated as dividends to the extent of its earnings and profits and will be included in the Fund's net investment income for further distribution to its shareholders. When distributed by the Fund, such amounts may be treated as qualified dividend income for non-corporate shareholders and may be eligible for the dividends-received deduction for corporate shareholders.
Depending on a subsidiary's assets and other considerations, any subsidiary through which the Fund holds interests in real estate or real estate related entities may qualify and elect to be treated as a REIT for U.S. federal income tax purposes, in which case such subsidiary generally would not be subject to U.S. federal income tax to the extent it timely distributes all its income and gains and otherwise satisfies the requirements for REIT qualification. Distributions by a REIT subsidiary will be included in the Fund's income and gain to the extent of such subsidiary's earnings and profits. Such amounts, when distributed by the Fund, will not qualify for the corporate dividends-received deduction and generally will not constitute qualified dividend income, but may qualify as qualified REIT dividends for non-corporate shareholders, as discussed further below.
Securities Purchased at a Premium. Very generally, where the Fund purchases a bond at a price that exceeds the redemption price at maturity – that is, at a premium – the premium is amortizable over the remaining term of the bond. In the case of a taxable bond, if the Fund makes an election applicable to all such bonds it purchases, which election is irrevocable without consent of the IRS, the Fund would reduce the current taxable income from the bond by the amortized premium and reduce its tax basis in the bond by the amount of such offset; upon the disposition or maturity of such bonds acquired on or after January 4, 2013, the Fund is permitted to deduct any remaining premium allocable to a prior period. In the case of a tax-exempt bond, tax rules require the Fund to reduce its tax basis by the amount of amortized premium.
A portion of the OID accrued on certain high yield discount obligations may not be deductible to the issuer and will instead be treated as a dividend paid by the issuer for purposes of the dividends received deduction. In such cases, if the issuer of the high-yield discount obligations is a domestic corporation, dividend payments by the Fund may be eligible for the dividends received deduction to the extent attributable to the deemed dividend portion of such OID.
At-risk or Defaulted Securities. Investments in debt obligations that are at risk of or in default present special tax issues for the Fund. Tax rules are not entirely clear about issues such as whether or to what extent the Fund should recognize market discount on a debt obligation, when the Fund may cease to accrue interest, OID or market discount, when and to what extent the Fund may take deductions for bad debts or worthless securities and how the Fund should allocate payments received on obligations in default between principal and income. These and other related issues will be addressed by the Fund when, as and if it invests in such securities, in order to seek to ensure that it distributes sufficient income to preserve its status as a RIC and does not become subject to U.S. federal income or excise tax.
Certain Investments in REITs. Any investment by the Fund in equity securities of REITs qualifying as such under Subchapter M of the Code may result in the Fund’s receipt of cash in excess of the REIT’s earnings; if the Fund distributes these amounts, these distributions could constitute a return of capital to Fund shareholders for U.S. federal income tax purposes. Dividends received by the Fund from a REIT will not qualify for the corporate dividends-received deduction and generally will not constitute qualified dividend income.
Certain distributions made by the Fund attributable to dividends received by the Fund from REITs may qualify as “qualified REIT dividends” in the hands of non-corporate shareholders, as discussed above.

Mortgage-Related Securities. The Fund may invest directly or indirectly in REMICs (including by investing in residual interests in collateralized mortgage obligations (“CMOs”) with respect to which an election to be treated as a REMIC is in effect) or equity interests in taxable mortgage pools (“TMPs”). Under a notice issued by the IRS in October 2006 and U.S. Treasury regulations that have yet to be issued but may apply retroactively, a portion of the Fund’s income (including income allocated to the Fund from a REIT or other pass-through entity) that is attributable to a residual interest in a REMIC or an equity interest in a TMP (referred to in the Code as an “excess inclusion”) will be subject to U.S. federal income tax in all events. This notice also provides, and the regulations are expected to provide, that excess inclusion income of a RIC will be allocated to shareholders of the RIC in proportion to the dividends received by such shareholders, with the same consequences as if the shareholders held the related interest directly. As a result, the Fund investing in such interests may not be a suitable investment for charitable remainder trusts, as noted below.
In general, excess inclusion income allocated to shareholders: (i) cannot be offset by net operating losses (subject to a limited exception for certain thrift institutions); (ii) will constitute unrelated business taxable income (“UBTI”) to entities (including a qualified pension plan, an IRA, a 401(k) plan, a Keogh plan or other tax-exempt entity) subject to tax on UBTI, thereby potentially requiring such an entity that is allocated excess inclusion income, and otherwise might not be required to file a tax return, to file a tax return and pay tax on such income; and (iii) in the case of a non-U.S. shareholder, will not qualify for any reduction in U.S. federal withholding tax. A shareholder will be subject to U.S. federal income tax on such inclusions notwithstanding any exemption from such income tax otherwise available under the Code.
Foreign Currency Transactions. Any transaction by the Fund in foreign currencies, foreign currency-denominated debt obligations or certain foreign currency options, futures contracts or forward contracts (or similar instruments) may give rise to ordinary income or loss to the extent such income or loss results from fluctuations in the value of the foreign currency concerned. Gains or losses with respect to the Fund’s investments in common stock of non-U.S. issuers will generally be taxed as capital gains or losses at the time of the disposition of the stock, subject to certain exceptions specified in the Code. Gains and losses of the Fund on the acquisition and disposition of non-U.S. currency will be treated as ordinary income or loss. In addition, gains or losses on disposition of debt securities denominated in a non-U.S. currency to the extent attributable to fluctuation in the value of the non-U.S. currency between the date of acquisition of the debt security and the date of disposition will be treated as ordinary income or loss. Any such net gains could require a larger dividend toward the end of the calendar year. Any such net losses generally will reduce and potentially require the recharacterization of prior ordinary income distributions. Such ordinary income treatment may accelerate Fund distributions to shareholders and increase the distributions taxed to shareholders as ordinary income. Any net ordinary losses so created cannot be carried forward by the Fund to offset income or gains earned in subsequent taxable years.
Foreign currency gains generally are treated as qualifying income for purposes of the 90% gross income test described above. There is a remote possibility that the Secretary of the Treasury will issue contrary tax regulations with respect to foreign currency gains that are not directly related to a RIC’s principal business of investing in stocks or securities (or options or futures with respect to stocks or securities), and such regulations could apply retroactively.
Passive Foreign Investment Companies. Equity investments by the Fund in certain “passive foreign investment companies” (“PFICs”) could potentially subject the Fund to a U.S. federal income tax (including interest charges) on distributions received from the company or on proceeds received from the disposition of shares in the company. This tax cannot be eliminated by making distributions to Fund shareholders. However, the Fund may elect to avoid the imposition of that tax. For example, the Fund may elect to treat a PFIC as a “qualified electing fund” (i.e., make a “QEF election”), in which case the Fund will be required to include its share of the PFIC’s income and net capital gains annually, regardless of whether it receives any distribution from the PFIC. The Fund also may make an election to mark the gains (and to a limited extent losses) in such holdings “to the market” as though it had sold (and, solely for purposes of this mark-to-market election, repurchased) its holdings in those PFICs on the last day of the Fund’s taxable year. Such gains and losses are treated as ordinary income and loss. The QEF and mark-to-market elections may accelerate the recognition of income (without the receipt of cash) and increase the amount required to be distributed by the Fund to avoid taxation. Making either of these elections therefore may require the Fund to liquidate other investments (including when it is not advantageous to do so) to meet its distribution requirement, which also may accelerate the recognition of gain and affect the Fund’s total return. Dividends paid by PFICs will not be eligible to be treated as “qualified dividend income.” A foreign issuer in which the Fund invests will not be treated as a PFIC with respect to the Fund if such issuer is a controlled foreign corporation (“CFC”) for U.S. federal income tax purposes and the Fund holds (directly, indirectly, or constructively) 10% or more of the voting interests in or total value of such issuer. In such a case, the Fund generally would be required to include in gross income each year, as ordinary income, its share of certain amounts of a CFC's income, whether or not the CFC distributes such amounts to the Fund.
Because it is not always possible to identify a non-U.S. corporation as a PFIC, the Fund may incur the tax and interest charges described above in some instances.
Options and Futures
In general, option premiums received by the Fund are not immediately included in the income of the Fund. Instead, the premiums are recognized when the option contract expires, the option is exercised by the holder, or the Fund transfers or otherwise terminates the option (e.g., through a closing transaction). If a call option written by the Fund is exercised and the Fund sells or delivers the underlying stock, the Fund generally will recognize capital gain or loss equal to (a) sum of the strike price and the option premium received by the Fund minus (b) the Fund’s basis in the stock. Such gain or loss generally will be short-term or long-term depending upon the holding period of the underlying stock. If securities are purchased by the Fund pursuant to the exercise of a put option written by it, the Fund generally will subtract the premium received for purposes of computing its cost basis in the securities purchased. Gain or loss arising in respect of a termination of the Fund’s obligation under an option other than through the exercise of the option will be short-term gain or loss depending on whether the premium income received by the Fund is greater or less than the amount paid by the Fund (if any) in terminating the transaction. Thus, for example, if an option written by the Fund expires unexercised, the Fund generally will recognize short-term gain equal to the premium received.
The Fund’s options activities may include transactions constituting straddles for U.S. federal income tax purposes, that is, that trigger the U.S. federal income tax straddle rules contained primarily in Section 1092 of the Code. Such straddles include, for example, positions in a particular security, or an index of securities, and one or more options that offset the former position, including options that are “covered” by the Fund’s long position in the subject security. Very generally, where applicable, Section 1092 requires: (i) that losses be deferred on positions deemed to be offsetting positions with respect to “substantially similar or related property,” to the extent of unrealized gain in the latter; and (ii) that the holding period of such a straddle position that has not already been held for the long-term holding period be terminated and begin anew once the position is no longer part of a straddle. Options on single stocks that are not “deep in the money” may constitute qualified covered calls, which generally are not subject to the straddle rules; the holding period on stock underlying qualified covered calls that are “in the money” although not “deep in the money” will be suspended during the period that such calls are outstanding. These straddle rules and the rules governing qualified covered calls could cause gains that would otherwise constitute long-term capital gains to be treated as short-term capital gains, and distributions that would otherwise constitute “qualified dividend income” or qualify for the dividends-received deduction to fail to satisfy the holding period requirements and therefore to be taxed as ordinary income or to fail to qualify for the dividends-received deduction, as the case may be.
The tax treatment of certain positions entered into by the Fund (including regulated futures contracts, certain foreign currency positions and certain listed non-equity options) will be governed by Section 1256 of the Code (“Section 1256 contracts”). Gains or losses on Section 1256 contracts generally are considered 60% long-term and 40% short-term capital gains or losses (“60/40”), although certain foreign currency gains and losses from such contracts may be treated as ordinary in character. Also, Section 1256 contracts held by the Fund at the end of each taxable year (and, for purposes of the 4% excise tax, on certain other dates as prescribed under the Code) are “marked to market” with the result that unrealized gains or losses are treated as though they were realized and the resulting gain or loss is treated as ordinary or 60/40 gain or loss, as applicable.
Other Derivatives, Hedging, and Related Transactions. In addition to the special rules described above in respect of futures and options transactions, the Fund’s transactions in other derivative instruments (e.g., forward contracts and swap agreements), as well as any of its hedging, short sale, securities loan or similar transactions, may be subject to one or more special tax rules (e.g., notional principal contract, straddle, constructive sale, wash sale and short sale rules). These rules may affect whether gains and losses recognized by the Fund are treated as ordinary or capital, accelerate the recognition of income or gains to the Fund, defer losses to the Fund, and cause adjustments in the holding periods of the Fund’s securities, thereby affecting, among other things, whether capital gains and losses are treated as short-term or long-term. These rules could therefore affect the amount, timing and/or character of distributions to shareholders.
Because these and other tax rules applicable to these types of transactions are in some cases uncertain under current law, an adverse determination or future guidance by the IRS with respect to these rules (which determination or guidance could be retroactive) may affect whether the Fund has made sufficient distributions, and otherwise satisfied the relevant requirements, to maintain its qualification as a RIC and avoid a portfolio-level tax.
Commodity-Linked Instruments. The Fund’s investments in commodity-linked instruments can be limited by the Fund’s intention to qualify as a RIC, and can bear on the Fund’s ability to so qualify. Income and gains from certain commodity-linked instruments do not constitute qualifying income to a RIC for purposes of the 90% gross income test described above. The tax treatment of some other commodity-linked instruments in which the Fund might invest is not certain, in particular with respect to whether income or gains from such instruments constitute qualifying income to a RIC. If the Fund were to treat income or gain from a particular instrument as qualifying income and the income or gain were later determined not to constitute qualifying income and, together with any other nonqualifying income, caused the Fund’s nonqualifying income to exceed 10% of its gross income in any taxable year, the Fund would fail to qualify as a RIC unless it is eligible to and does pay a tax at the Fund level.
Exchange-Traded Notes and Structured Notes. The tax rules are uncertain with respect to the treatment of income or gains arising in respect of commodity-linked exchange-traded notes (“ETNs”) and certain commodity-linked structured notes; also, the timing and character of income or gains arising from ETNs can be uncertain. An adverse determination or future guidance by the IRS (which determination or guidance could be retroactive) may affect the Fund’s ability to qualify for treatment as a RIC and to avoid a portfolio-level tax.
Book-Tax Differences. Certain of the Fund’s investments in derivative instruments and foreign currency-denominated instruments, and any of the Fund's transactions in foreign currencies and hedging activities, are likely to produce a difference between its book income and the sum of its taxable income and net tax-exempt income (if any). If such a difference arises, and the Fund’s book income is less than the sum of its taxable income and net tax-exempt income, the Fund could be required to make distributions exceeding book income to qualify as a RIC that is accorded special tax treatment and to avoid an entity-level tax. In the alternative, if the Fund’s book income exceeds the sum of its taxable income (including realized capital gains) and net tax-exempt income, the distribution (if any) of such excess generally will be treated as: (i) a dividend to the extent of the Fund’s remaining earnings and profits (including earnings and profits arising from tax-exempt income); (ii) thereafter, as a return of capital to the extent of the recipient’s basis in its shares; and (iii) thereafter as gain from the sale or exchange of a capital asset.
Investments in Other RICs. The Fund’s investments in shares of another mutual fund, an ETF or another company that qualifies as a RIC (each, an “investment company”) can cause the Fund to be required to distribute greater amounts of net investment income or net capital gain than the Fund would have distributed had it invested directly in the securities held by the investment company, rather than in shares of the investment company. Further, the amount or timing of distributions from the Fund qualifying for treatment as a particular character

(e.g., long-term capital gain, exempt interest, eligibility for dividends-received deduction, etc.) will not necessarily be the same as it would have been had the Fund invested directly in the securities held by the investment company. If the Fund receives dividends from an investment company and the investment company reports such dividends as qualified dividend income, then the Fund is permitted in turn to report a portion of its distributions as qualified dividend income, provided the Fund meets holding period and other requirements with respect to shares of the investment company.
If the Fund receives dividends from an investment company and the investment company reports such dividends as eligible for the dividends-received deduction, then the Fund is permitted in turn to report its distributions derived from those dividends as eligible for the dividends-received deduction as well, provided the Fund meets holding period and other requirements with respect to shares of the investment company.
Investments in Master Limited Partnerships and Certain Non-U.S. Entities. The Fund’s ability to make direct and indirect investments in MLPs and certain non-U.S. entities is limited by the Fund’s intention to qualify as a RIC, and if the Fund does not appropriately limit such investments or if such investments are recharacterized for U.S. federal income tax purposes, the Fund’s status as a RIC may be jeopardized. Among other limitations, the Fund is permitted to have no more than 25% of the value of its total assets invested in qualified publicly traded partnerships, including MLPs.
Subject to any future regulatory guidance to the contrary, any distribution of income attributable to qualified publicly traded partnership income from the Fund’s investment in a MLP will ostensibly not qualify for the deduction that would be available to a non-corporate shareholder were the shareholder to own such MLP directly.
Tax-Exempt Shareholders
Income of a RIC that would be UBTI if earned directly by a tax-exempt entity generally will not constitute UBTI when distributed to a tax-exempt shareholder of the RIC. Notwithstanding this “blocking” effect, a tax-exempt shareholder could realize UBTI by virtue of its investment in the Fund if shares in the Fund constitute debt-financed property in the hands of the tax-exempt shareholder within the meaning of Code Section 514(b).
A tax-exempt shareholder may also recognize UBTI if the Fund recognizes “excess inclusion income” derived from direct or indirect investments in residual interests in REMICs or equity interests in TMPs as described above, if the amount of such income recognized by the Fund exceeds the Fund’s investment company taxable income (after taking into account deductions for dividends paid by the Fund).
In addition, special tax consequences apply to charitable remainder trusts (“CRTs”) that invest in RICs that invest directly or indirectly in residual interests in REMICs or equity interests in TMPs. Under legislation enacted in December 2006, a CRT (as defined in Section 664 of the Code) that realizes any UBTI for a taxable year must pay an excise tax annually of an amount equal to such UBTI. Under IRS guidance issued in October 2006, a CRT will not recognize UBTI as a result of investing in the Fund that recognizes “excess inclusion income.” Rather, if at any time during any taxable year a CRT (or one of certain other tax-exempt shareholders, such as the United States, a state or political subdivision, or an agency or instrumentality thereof, and certain energy cooperatives) is a record holder of a share in the Fund that recognizes “excess inclusion income,” then the Fund will be subject to a tax on that portion of its “excess inclusion income” for the taxable year that is allocable to such shareholders at the highest U.S. federal corporate income tax rate. The extent to which this IRS guidance remains applicable in light of the December 2006 legislation is unclear. To the extent permitted under the 1940 Act, the Fund may elect to specially allocate any such tax to the applicable CRT, or other shareholder, and thus reduce such shareholder’s distributions for the year by the amount of the tax that relates to such shareholder’s interest in the Fund.
CRTs and other tax-exempt investors are urged to consult their tax advisers concerning the consequences of investing in the Fund.
Sale, Redemption or Other Disposition of Shares
The sale, redemption or other disposition of Fund shares may give rise to a gain or loss.
In general, any gain or loss realized upon a taxable disposition of shares will be treated as long-term capital gain or loss if the shares have been held for more than 12 months. Otherwise, the gain or loss on the taxable disposition of Fund shares will be treated as short-term capital gain or loss. However, any loss realized upon a taxable disposition of Fund shares held by a shareholder for six months or less will be treated as long-term, rather than short-term, to the extent of any Capital Gain Dividends received (or deemed received) by the shareholder with respect to the shares.
Further, all or a portion of any loss realized upon a taxable disposition of Fund shares will be disallowed under the Code’s “wash-sale” rule if other substantially identical shares are purchased, including by means of dividend reinvestment, within 30 days before or after the disposition. In such a case, the basis of the newly purchased shares will be adjusted to reflect the disallowed loss.
Shareholders who tender all shares held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a shareholder tenders fewer than all of its shares, such shareholder may be treated as having received a distribution under Section 301 of the Code (“Section 301 distribution”) unless the redemption is treated as being either: (i) “substantially disproportionate” with respect to such shareholder; or (ii) otherwise “not essentially equivalent to a dividend” under the relevant rules of the Code. A Section 301 distribution is not treated as a sale or exchange giving rise to a capital gain or loss, but rather is treated as a dividend to the extent supported by the Fund’s current and accumulated earnings and profits, with the excess treated as a return of capital reducing the shareholder’s tax basis in Fund shares, and thereafter as capital gain. Where a redeeming shareholder is treated as receiving a dividend, there is a risk that non-tendering shareholders whose interests in the Fund increase as a result of such tender will be treated as having received a taxable distribution from the Fund. The extent of such risk will vary depending upon the particular circumstances of the tender offer.

To the extent that the Fund recognizes net gains on the liquidation of portfolio securities to meet such tenders or other repurchases of Fund shares, the Fund will be required to make additional distributions to its common shareholders.
Tax Shelter Reporting Regulations
Under U.S. Treasury regulations, if a shareholder recognizes a loss of at least $2 million in any single taxable year or $4 million in any combination of taxable years for an individual shareholder or at least $10 million in any single taxable year or $20 million in any combination of taxable years for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult with their tax advisers to determine the applicability of these regulations in light of their individual circumstances.
Foreign Taxation
Income, proceeds and gains received by the Fund (or RICs in which the Fund has invested) from sources within non-U.S. countries may be subject to withholding and other taxes imposed by such countries. This will decrease the Fund’s yield on securities subject to such taxes. Tax treaties between certain countries and the United States may reduce or eliminate such taxes. If more than 50% of the Fund’s assets at taxable year end consists of securities of non-U.S. corporations, the Fund may elect to permit shareholders to claim a credit or deduction on their U.S. federal income tax returns for their pro rata portions of qualified taxes paid by the Fund to non-U.S. countries in respect of foreign (non-U.S.) securities that the Fund has held for at least the minimum period specified in the Code. In such a case, shareholders will include in gross income from foreign sources their pro rata shares of such taxes paid by the Fund. A shareholder’s ability to claim an offsetting foreign tax credit or deduction in respect of foreign taxes paid by the Fund is subject to certain limitations imposed by the Code, which may result in the shareholder’s not receiving a full credit or deduction (if any) for the amount of such taxes. Shareholders who do not itemize deductions on their U.S. federal income tax returns may claim a credit (but not a deduction) for such foreign taxes.
Even if the Fund were eligible to make such an election for a given year, it may determine not to do so. Shareholders that are not subject to U.S. federal income tax, and those who invest in the Fund through tax-advantaged accounts (including those who invest through IRAs or other tax-advantaged retirement plans), generally will receive no benefit from any tax credit or deduction passed through by the Fund.
Foreign Shareholders
Distributions by the Fund to shareholders that are not “U.S. persons” within the meaning of the Code (“foreign shareholders”) properly reported by the Fund as: (1) Capital Gain Dividends; (2) short-term capital gain dividends; and (3) interest-related dividends, each as defined below and subject to certain conditions described below, generally are not subject to withholding of U.S. federal income tax.
In general, the Code defines (1) “short-term capital gain dividends” as distributions of net short-term capital gains in excess of net long-term capital losses and (2) “interest-related dividends” as distributions from U.S. source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign shareholder, in each case to the extent such distributions are properly reported as such by the Fund in a written notice to shareholders. The exceptions to withholding for Capital Gain Dividends and short-term capital gain dividends do not apply to (A) distributions to an individual foreign shareholder who is present in the United States for a period or periods aggregating 183 days or more during the year of the distribution and (B) distributions attributable to gain that is treated as effectively connected with the conduct by the foreign shareholder of a trade or business within the United States under special rules regarding the disposition of U.S. real property interests as described below. The exception to withholding for interest-related dividends does not apply to distributions to a foreign shareholder (A) that has not provided a satisfactory statement that the beneficial owner is not a U.S. person, (B) to the extent that the dividend is attributable to certain interest on an obligation if the foreign shareholder is the issuer or is a 10% shareholder of the issuer, (C) that is within certain foreign countries that have inadequate information exchange with the United States, or (D) to the extent the dividend is attributable to interest paid by a person that is a related person of the foreign shareholder and the foreign shareholder is a controlled foreign corporation. If the Fund invests in a RIC that pays such distributions to the Fund, such distributions retain their character as not subject to withholding if properly reported when paid by the Fund to foreign shareholders. The Fund may report such part of its dividends as interest-related and/or short-term capital gain dividends as are eligible, but is not required to do so. In the case of shares held through an intermediary, the intermediary may withhold even if the Fund reports all or a portion of a payment as an interest-related or short-term capital gain dividend to shareholders.
Foreign shareholders should contact their intermediaries regarding the application of these rules to their accounts.
Distributions by the Fund to foreign shareholders other than Capital Gain Dividends, short-term capital gain dividends and interest-related dividends (e.g., dividends attributable to dividend and foreign-source interest income or to short-term capital gains or U.S. source interest income to which the exception from withholding described above does not apply) are generally subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate, if any).
A foreign shareholder is not, in general, subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of shares of the Fund unless: (i) such gain is effectively connected with the conduct by the foreign shareholder of a trade or business within the United States; (ii) in the case of a foreign shareholder that is an individual, the shareholder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale and certain other conditions are met; or (iii) the special rules relating to gain attributable to the sale or exchange of “U.S. real property interests” (“USRPIs”) apply to the foreign shareholder's sale of shares of the Fund (as described below).

Subject to certain exceptions (e.g., for the Fund that is a “U.S. real property holding corporation” as described below), the Fund is generally not required (and does not expect) to withhold on the amount of a non-dividend distribution (i.e., a distribution that is not paid out of the Fund’s current earnings and profits for the applicable taxable year or accumulated earnings and profits) when paid to its foreign shareholders.
Special rules would apply if the Fund were a qualified investment entity (“QIE”) because it is either a “U.S. real property holding corporation” (“USRPHC”) or would be a USRPHC but for the operation of certain exceptions to the definition of USRPIs described below. Very generally, a USRPHC is a domestic corporation that holds USRPIs the fair market value of which equals or exceeds 50% of the sum of the fair market values of the corporation’s USRPIs, interests in real property located outside the United States, and other trade or business assets. USRPIs generally are defined as any interest in U.S. real property and any interest (other than solely as a creditor) in a USRPHC or, very generally, an entity that has been a USRPHC in the last five years. A fund that holds, directly or indirectly, significant interests in REITs may be a USRPHC. Interests in domestically controlled QIEs, including REITs and RICs that are QIEs, not-greater-than-10% interests in publicly traded classes of stock in REITs and not-greater-than-5% interests in publicly traded classes of stock in RICs generally are not USRPIs, but these exceptions do not apply for purposes of determining whether the Fund is a QIE.
If an interest in the Fund were a USRPI, the Fund would be required to withhold U.S. tax on the proceeds of a share redemption by a greater-than-5% foreign shareholder or any foreign shareholders if shares of the Fund are not considered regularly traded on an established securities market, in which case such foreign shareholder generally would also be required to file U.S. tax returns and pay any additional taxes due in connection with the redemption.
Moreover, if the Fund were a USRPHC or, very generally, had been one in the last five years, it would be required to withhold on amounts distributed to a greater-than-5% foreign shareholder to the extent such amounts would not be treated as a dividend, i.e., are in excess of the Fund’s current and accumulated “earnings and profits” for the applicable taxable year. Such withholding generally is not required if the Fund is a domestically controlled QIE.
If the Fund were a QIE, under a special “look-through” rule, any distributions by the Fund to a foreign shareholder (including, in certain cases, distributions made by the Fund in redemption of its shares) attributable directly or indirectly to: (i) distributions received by the Fund from a lower-tier RIC or REIT that the Fund is required to treat as USRPI gain in its hands; and (ii) gains realized on the disposition of USRPIs by the Fund would retain their character as gains realized from USRPIs in the hands of the Fund’s foreign shareholders and would be subject to U.S. tax withholding. In addition, such distributions could result in the foreign shareholder being required to file a U.S. tax return and pay tax on the distributions at regular U.S. federal income tax rates. The consequences to a foreign shareholder, including the rate of such withholding and character of such distributions (e.g., as ordinary income or USRPI gain), would vary depending upon the extent of the foreign shareholder’s current and past ownership of the Fund.
Foreign shareholders of the Fund also may be subject to “wash sale” rules to prevent the avoidance of the tax-filing and -payment obligations discussed above through the sale and repurchase of Fund shares.
Foreign shareholders should consult their tax advisers and, if holding shares through intermediaries, their intermediaries, concerning the application of these rules to their investment in the Fund.
Foreign shareholders with respect to whom income from the Fund is effectively connected with a trade or business conducted by the foreign shareholder within the United States will in general be subject to U.S. federal income tax on the income derived from the Fund at the graduated rates applicable to U.S. citizens, residents or domestic corporations, whether such income is received in cash or reinvested in shares of the Fund and, in the case of a foreign corporation, may also be subject to a branch profits tax. If a foreign shareholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the shareholder in the United States. More generally, foreign shareholders who are residents in a country with an income tax treaty with the United States may obtain different tax results than those described herein, and are urged to consult their tax advisers.
In order to qualify for any exemptions from withholding described above or for lower withholding tax rates under income tax treaties, or to establish an exemption from backup withholding, a foreign shareholder must comply with special certification and filing requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E or substitute form). Foreign shareholders should consult their tax advisers in this regard.
Special rules (including withholding and reporting requirements) apply to foreign partnerships and those holding Fund shares through foreign partnerships. Additional considerations may apply to foreign trusts and estates. Investors holding Fund shares through foreign entities should consult their tax advisers about their particular situation.
A foreign shareholder may be subject to state and local tax and to the U.S. federal estate tax in addition to the U.S. federal income tax referred to above.
Backup Withholding
The Fund generally is required to withhold and remit to the U.S. Treasury a percentage of the taxable distributions and redemption proceeds paid to any individual shareholder who fails to properly furnish the Fund with a correct taxpayer identification number, who has under-reported dividend or interest income, or who fails to certify to the Fund that he or she is not subject to such withholding.
Backup withholding is not an additional tax. Any amounts withheld may be credited against the shareholder’s U.S. federal income tax liability, provided the appropriate information is timely furnished to the IRS.
Shareholder Reporting Obligations With Respect to Foreign Bank and Financial Accounts

Shareholders that are U.S. persons and own, directly or indirectly, more than 50% of the Fund could be required to report annually their “financial interest” in the Fund’s “foreign financial accounts,” if any, on FinCEN Form 114, Report of Foreign Bank and Financial Accounts (“FBAR”). Shareholders should consult a tax adviser, and persons investing in the Fund through an intermediary should contact their intermediary, regarding the applicability to them of this reporting requirement.
Other Reporting and Withholding Requirements
Sections 1471-1474 of the Code and the U.S. Treasury regulations and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its shareholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA at a rate of 30% with respect to that shareholder on ordinary dividends it pays. The IRS and the U.S. Department of the Treasury have issued proposed regulations providing that these withholding rules will not apply to the gross proceeds of share redemptions or Capital Gain Dividends the Fund pays. If a payment by the Fund is subject to FATCA withholding, the Fund is required to withhold even if such payment would otherwise be exempt from withholding under the rules applicable to foreign shareholders described above (e.g., interest-related dividends and short-term capital gain dividends).
Each prospective investor is urged to consult its tax adviser regarding the applicability of FATCA and any other reporting requirements with respect to the prospective investor’s own situation, including investments through an intermediary.
General Considerations
The U.S. federal income tax discussion set forth above is for general information only. Prospective investors should consult their tax advisers regarding the specific U.S. federal tax consequences of purchasing, holding, and disposing of shares of the Fund, as well as the effects of state, local, non-U.S., and other tax laws and any proposed tax law changes.
FINANCIAL STATEMENTS
The audited financial statements, and the independent registered public accounting firm’s report thereon, are included in the Fund’s annual report to shareholders filing for the fiscal year ended February 28, 2026 and are incorporated herein by reference.
An annual shareholder report containing financial statements audited by the Trust’s independent registered public accounting firm and an unaudited semi-annual report will be sent to shareholders each year.

APPENDIX A – PROXY VOTING POLICY

PROXY VOTING POLICY

VOYA FUNDS
VOYA INVESTMENTS, LLC

Date Last Revised: May 2026

Introduction
This document sets forth the proxy voting guidelines (the “Policy” or “Proxy Voting Policy”) that Voya Investments, LLC (“Adviser”) shall follow when voting proxies on behalf of the Voya Funds, registered under the Investment Company Act of 1940, as amended (each a “fund” and collectively the “Funds”). The Adviser aims to vote proxies in the Funds’ shareholders’ best interests and will generally support management’s recommendations when they align with long-term shareholder value and effective governance. The Proxy Voting Policy provides guidance on key voting topics and the approach to case-by-case reviews. The Funds’ Boards of Directors/Trustees (“Board”) have approved the Proxy Voting Policy.
The Board may determine to delegate full proxy voting authority to a sub-adviser of one or more Funds (rather than to the Adviser) in which case the sub-adviser’s proxy policies and procedures for implementation on behalf of such Fund (a “Sub-Adviser-Voted Fund”) shall be subject to Board approval. Sub-Adviser-Voted Funds (or applicable sleeve of such Funds) are governed by the applicable sub-adviser’s respective proxy policies, provided that the Board has approved such policies. A list of Sub-Adviser-Voted Funds is included in Appendix A to this Policy.
The Proxy Voting Policy incorporates principles and guidance set forth in relevant pronouncements of the U.S. Securities and Exchange Commission (“SEC”) and its staff regarding the Adviser’s fiduciary duty to ensure that proxies are voted in a timely manner and that voting decisions are always in the Funds’ best interest.
Pursuant to the Policy, the Adviser’s Active Ownership team (“AO Team”) is delegated the responsibility to vote the Funds’ proxies in accordance with the Proxy Voting Policy on the Funds’ behalf.
The Board’s Compliance Committee shall review this Proxy Voting Policy no less than annually. Further, the Adviser’s use of a proxy advisory firm shall be subject to the Funds Board’s initial approval and periodic review.
This Policy generally applies to securities of publicly traded operating issuers and to those of privately held operating issuers if publicly available disclosure permits such application. Investment companies registered under the Investment Company Act of 1940, as amended (Investment Companies) generally have different matters requiring shareholder approval and are subject to different regulatory requirements than operating issuers. As a result of these differences, different voting approaches may apply to Investment Companies. Accordingly, the Funds will consider matters relating to Investment Companies that are registered under the Investment Company Act of 1940 on a CASE-BY-CASE basis.
This Policy:
•
Covers international and domestic Issuers;
•
Covers the Voya Funds only;
•
Reflects the usual voting position on certain recurring proxy issues;
•
May not anticipate every proposal, including those that involve unusual circumstances and;
•
Votes may deviate from the stated policy set forth below as appropriate considering relevant facts and circumstances.
The Funds may vote on matters not identified in this Policy or take a voting position that is not reflected in this Policy, but in such cases, votes are governed by the general policy to vote in a manner that aligns with long-term shareholder value and effective governance.
Proxy Voting Governance
Proxy Committee
The Funds Proxy Committee (“Proxy Committee”) is comprised of senior leaders of the equity investment team, compliance, active ownership, responsible investment and thematic research, legal, and operations. The Proxy Committee is responsible for ensuring that proxies are voted consistent with the Proxy Voting Policy and in the best interest of shareholders. In doing so, the Proxy Committee reviews and evaluates the Proxy Voting Policy, oversees the development and implementation of the Proxy Voting Policy, assesses conflicts of interest, and resolves ad hoc issues that may arise. The Proxy Committee will conduct its activities in accordance with its charter.
Active Ownership Team
The AO Team is responsible for voting in accordance with the Proxy Voting Policy. The AO team uses proxy advisory services for voting administration and research. While proxy advisor research may be consulted in the voting process, final vote decisions are made independently with a management-supportive view unless material risks to shareholder value are identified. The AO team is responsible for overseeing the proxy advisory firm and reviewing potential conflicts of interest.

Investment Team
The AO team collaborates with members of the investment team (defined for purposes of the Proxy Voting Policy to include a Fund’s affiliated and unaffiliated sub-adviser portfolio managers, research analysts, or representatives (collectively the “Investment Team”)) when voting certain proposals and/or engaging with portfolio companies. The AO Team reviews and, consistent with fiduciary obligations, votes certain proposals on a case-by-case basis. The AO Team will solicit Investment Team input, where possible, on material items that benefit from investment judgment and issuer-specific context, including merger and acquisition transactions, corporate restructurings, proxy contests, and other complex and/or controversial matters, including certain shareholder proposals. The Investment Team is encouraged to submit vote directives to the AO Team regarding the voting of proxies related to the portfolio securities over which they have portfolio management responsibility. Vote directives from relevant members of the Investment Team are followed when casting votes.
Proxy Voting Procedures
Voting Practices
The Adviser aims to vote the ballots for all Funds (except Sub-Adviser-Voted Funds that are voted pursuant to the applicable sub-adviser’s proxy policies). However, votes may be withheld when the economic impact is determined to be negligible or operational barriers prevent voting, such as share-blocking or meetings where electronic voting is not offered.
Matters Requiring Case-by-Case Consideration
Proposals involving unusual circumstances, limited disclosure, or potentially material risks will be reviewed on a case-by-case basis to determine whether supporting management aligns with shareholder value. These generally include significant or non-routine circumstances such as contested director elections, proxy contests, mergers and acquisitions, restructurings, and other transformational transactions. In addition, issues involving board accountability, executive compensation practices, equity incentive plans, capital structure changes, and proposals affecting shareholder rights or takeover defenses may warrant case-by-case analysis.
In applying case-by-case review, voting decisions are informed by applicable guidelines, market standards, proxy adviser research, issuer statements and filings, and issuer-specific facts and circumstances. There is flexibility to consider mitigating factors, such as governance improvements, responsiveness to prior shareholder feedback, evolving market practices, or company-specific constraints.
The AO Team also reviews certain proposals on a case-by-case basis for companies with whom the AO Team has engaged with in the last two years to ensure the AO Team’s vote decision is consistent with what was discussed with the company during the engagement meeting(s).
Securities Lending
The Funds may not be able to vote on behalf of an account if the account participates in the lending of its securities. When a security is on loan, certain rights are transferred to the borrower, including voting rights. Therefore, if all shares of a particular security are on loan on the record date for the company’s shareholder meeting, the account’s custodian will not forward the ballot for the security to the proxy advisory firm for voting.
Many of the Funds participate in securities lending arrangements that seek to generate additional revenue for the Fund. Accordingly, the Fund is unable to vote on securities on loan under these arrangements. However, under certain circumstances, for voting issues that may have a material impact on the investment, members of the Proxy Committee or AO Team may request that the Funds’ securities lending agent recall securities on loan if they determine that the benefit of voting outweighs the costs and lost revenue to the Fund as well as the administrative burden of retrieving the securities.
Conflicts of Interest
The Funds maintains procedures to identify and address conflicts that may arise from time to time, including those concerning the Funds, the Adviser, or its affiliates, the Funds Board, certain trading counterparties and/or key vendors of Voya (each a “Potential Conflict”).
The AO Team maintains a list of Potential Conflicts that it uses to screen for potential conflicts.
If a Potential Conflict exists, and a member of the Investment Team or the AO Team wishes to vote contrary to the Proxy Voting Policy, the AO Team will call a meeting of the Proxy Committee. The Proxy Committee will then consider the matter and vote on the best course of action. Additional insight may be provided to the Proxy Committee from member(s) of the Investment Team who cover the applicable security.
The AO Team will use best efforts to convene the Proxy Committee with respect to all matters involving Potential Conflicts requiring its consideration. In the event quorum requirements cannot be timely met in connection with a voting deadline, the vote will be executed in accordance with the Proxy Voting Policy.
The AO Team will maintain a record as to any determination to vote contrary to the Proxy Voting Policy, including those where a Potential Conflict is present, referencing the rationale for it.

Proxy Voting Guidelines
Overview
Proxy voting is an important mechanism to maximize the long-term value of the companies in which the Funds invests. Accordingly, the Funds will vote in the best interest of shareholders and may indicate disagreement with an issuer’s policies or practices by withholding support from a relevant proposal.
The Funds believe that a company’s board of directors (“board” or “boards”) and management should establish an effective governance and risk management structure and pursue business strategies that prudently increase the long-term value of the company. Accordingly, the Guidelines below describe the general approach to voting on various issues. Votes cast contrary to these Guidelines are subject to Proxy Committee oversight and require documented justification based on the specific facts and circumstances. In the event competing shareholder and board proposals appear on the same agenda at uncontested proxies, the shareholder proposal shall not be supported, and the board proposal shall be supported when the board proposal meets the factors for support. The competing proposals shall otherwise be considered on a case-by-basis basis.
Companies incorporated outside the U.S. are subject to the U.S. policies if they are listed on a U.S. exchange and treated as a U.S. domestic issuer by the SEC. Where applicable, certain U.S. guidelines may also be applied to issuers incorporated outside the U.S. (e.g., issuers with a significant base of U.S. operations and employees). The Funds give due consideration to local market governance standards and regulatory regimes when evaluating international issuers.
General Guidelines
This set of general guidelines covers the primary thematic topics seen in most routine proxy proposals. The list of thematic topics is reviewed and considered by the Proxy Voting Committee each time the Policy is under review and may change over time.
1. Audit-related
The effectiveness and independence of a company’s audit committee and the work of the external auditor are an important component in the board’s oversight of financial reporting, internal controls, and risk management.
Therefore, management proposals relating to audit committee members, audit matters, and/or external auditors may be opposed if there is evidence of failures in oversight including material weaknesses in financial reporting, internal controls without sufficient mitigation, or excessive non-audit fees that may compromise independence. Shareholder proposals on audit matters are considered on a case-by-case basis.
2. Board of Directors’ Accountabilities
a. Board Independence
Board and committee independence support effective oversight and alignment with shareholder interests. Boards are generally expected to include a majority of independent directors, and key committees should be fully independent, consistent with applicable market standards.
Board leadership should further reinforce independent oversight. An independent chair is generally preferred; where the chair is not independent, the board should designate a strong lead independent director with clearly defined responsibilities. Independence is assessed using applicable standards and generally accepted best practices.
b. Board Composition
The Funds believe effective boards are composed of directors with an appropriate mix of skills, experience, perspectives, and personal characteristics. The Funds’ expectations on board composition may vary by market and applicable regulations. Boards need to remain current with emerging matters affecting the company and ensure they can address these matters. Accordingly, boards should have a robust evaluation process and appropriate board refreshment with the average board tenure of directors of 15 years or less.
c. Directors’ Commitment
Because director roles are demanding, the Funds assess whether a director’s multiple board seats may limit the time and attention needed to effectively serve each company. Accordingly, absent compelling evidence to the contrary, the Funds will oppose any director who:
•
Serves on five or more public company boards;
•
Serves on four or more public company boards and is the board chair at two or more of these public companies, withholding support on the boards for which they are not the chair;
•
Serves on two or more public company boards and is named executive officer at any public company, withholding support only at their outside boards; and

•
Attends fewer than 75% of the board meetings each year unless they disclose a reasonable explanation of their absence, excluding directors who have not completed a full year on the board. Failure of a director to meet the attendance expectations over two years will also result in opposition votes against the chair and/or members of the nominating committee.
d. Board Responsiveness to Shareholder Proposals
Boards should be responsive and transparent if a shareholder proposal received majority support, or a management proposal received low support regardless of whether the proposal passed.
Board’s Establishing Shareholder Rights
Boards should establish a governance structure that protects shareholders’ interests and does not diminish shareholder rights, including:
•
a majority vote standard;
•
annual elections of directors;
•
reasonable thresholds for shareholders to be able to call a special meeting;
•
the right to act by written consent;
•
asking shareholders to vote on non-administrative charter or bylaw amendments; and
•
adopting a single-class capital structure or a multi-class capital structure with equal voting rights.
Should a company establish a governance structure that diminishes shareholder rights, including a multi-class capital structure in which the classes have unequal voting rights, the governance structure should be subject to a reasonable sunset provision of 7 years or less.
The Funds will oppose incumbent directors at companies where a multi-class capital structure diminishes shareholder rights due to classes having unequal voting rights and lacking an appropriate sunset provision (e.g., fewer than seven years).
Board’s Responsibility for Executive Compensation
As discussed in the Executive Compensation section below, boards should develop an effective executive compensation structure that:
•
is aligned with company performance and long-term value creation;
•
properly balances the often-competing objectives of maximizing shareholder value, motivating and retaining executives, and minimizing risks;
•
discloses the approach and rationale for the executive compensation decisions, detailing the specific factors / metrics / peer groups used to develop the program; and
•
does not contain problematic features such as:
•
excessive compensation and/or severance arrangements
•
reloading of options
•
repricing of underwater options
•
short- and long-term incentive programs utilize an overlapping metric(s)
•
uses less than a three-year performance period in the long-term incentive program
•
multi-year guaranteed awards that are not tied to rigorous performance conditions, or
•
unnecessarily generous perquisites.
The Funds may withhold support of directors if the board was not responsive to a “Say on Pay” proposal that received low support, or a “Say on Pay” proposal is not on the agenda, particularly if the compensation program contains problematic features.
e. Board’s Responsibility for Material Risks
The Funds believe that a company’s board is responsible for the oversight of the company’s material risks and governance over its long-term strategy, with an aim of protecting and enhancing shareholder value. The board’s process for overseeing and assessing material risks should be adequately disclosed to shareholders.
Failures of governance, stewardship, risk oversight, and/or fiduciary responsibilities, including the mismanagement of material risks, may result in opposition of relevant directors.
f. Board’s Responsibilities for Audit Matters
Audit committee members are a vital component in the board’s oversight of financial reporting, internal controls, and risk management. Therefore, audit committee members need to take steps reasonably designed to:
•
prevent any material weaknesses in financial reporting and internal controls;

•
avoid excessive non-audit fees that may compromise independence and/or committee, independence due to business affiliation; and
•
assess the external auditor’s tenure and competences periodically.
Boards that implement and enhance these fundamental principles will contribute to the long-term value and sustainability of the company.
Boards should have policies to address the various risks associated with share pledging to mitigate the risks that may arise for both the director and the company in connection with pledging.
Therefore, the Funds will generally oppose incumbent directors if a director, committee, or the board fails to meet these expectations.
3. Capital Restructuring
Companies should explicitly disclose the terms and their rationale when requesting to increase common stock or issue preferred shares to permit shareholders to evaluate the effect and risks associated with the increase or issuance.
The board’s history of using authorized shares, the purpose and dilutive impact of the request, and the risks that may result if the request is not approved by shareholders will be considered when determining to support the proposal.
Reverse stock splits will generally be supported if there is a proportionate reduction in the number of authorized shares.
Proposals to increase or issue blank check preferred stock, to facilitate an anti-takeover device, or increase stock that has superior voting rights will not be supported.
Merger, acquisition, and restructuring proposals will be evaluated on the merits and drawbacks of the proposed transaction.
Golden parachute proposals will generally be opposed if there are single or modified single-trigger severance provisions, and/or the total named executive officer payout is excessive as a percentage of the total equity value.
4. Executive Compensation
As noted above; to be effective, executive compensation programs should incentivize and retain management to prudently increase the long-term value of the company. Expanding on that premise, companies should design their executive compensation program to balance the often-competing objectives of maximizing value, motivating and retaining executives, and minimizing risks. Additionally, the executive compensation program should promote long-term sustainability and align with the interests of the company’s shareholders. Further, advisory votes on executive compensation should be put forth annually for shareholder vote.
Given the complexity of designing a compensation program that accomplishes these objectives, the compensation committee is in the best position to establish an effective compensation program that not only incorporates the previously stated objectives, but also adequately discloses the approach and rationale for the executive compensation decisions, detailing the specific factors / metrics / peer groups used to develop the program.
Compensation programs should:
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align with shareholder value, including mid- to long-term total shareholder return;
•
have an appropriate mix between fixed and variable pay (including performance-based pay);
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incorporate challenging performance goals;
•
use a minimum of a three-year performance period for the long-term incentive plan;
•
have a reasonable percent of base pay relative to peers for both the short- and long-term incentive plans;
•
have double trigger cash and equity provisions in the severance for golden parachute payments; and/or
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include clawback provisions in the case of malfeasance or material accounting restatement.
Accordingly, the Funds will generally oppose a compensation program that does not meet these expectations, and/or has other issues deemed to be problematic to sustained long-term shareholder value.
5. Environmental and Social Matters
Proposals relating to environmental and social risks will be evaluated on a case-by-case basis, in accordance with the Funds’ belief that a company’s board is responsible for the oversight of the company’s material risks and governance over its long-term strategy.
Companies should adequately disclose how they evaluate and mitigate material environmental and social risks and provide opportunities for shareholders to assess how well the companies are managing these issues. Factors that may inform this assessment include quality of existing disclosures, industry norms and relevant regulations, cost of providing information, and overall financial contribution to shareholder value.
The Funds will not support proposals that are overly prescriptive or represent micromanagement of a company’s strategy and/or operations.

6. Routine / Miscellaneous
The Funds are generally supportive of management proposals that are administrative in nature and are not considered to negatively affect long-term value.

Appendix A: Sub-Adviser-Voted Funds
None

PART C.
OTHER INFORMATION
Voya Credit Income Fund
Item 25. Financial Statements and Exhibits
1. Financial Statements
Contained in Part A: Financial Highlights for the fiscal years ended February 28, 2026, February 28, 2025, February 29, 2024, February 28, 2023, February 28, 2022, February 28, 2021, February 29, 2020, February 28, 2019, February 28, 2018, February 28, 2017, and February 29, 2016.
Contained in Part B: Financial Statements are incorporated in Part B by reference to the Registrant’s February 28, 2026 annual shareholder report (audited).

25 (A)(1)
Agreement and Declaration of Trust dated December 15, 2000 – Filed as an exhibit to the Registrant’s
Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”) on Form N-2
(File No. 811-10223), filed on February 2, 2001 and incorporated herein by reference.

25 (A)(1)(a)
Amendment No. 1 dated March 1, 2002 to Agreement and Declaration of Trust – Filed as an exhibit to
Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on April 30, 2004 and incorporated herein by reference.

25 (A)(1)(b)
Amendment No. 2 dated January 31, 2008 to Agreement and Declaration of Trust – Filed as an exhibit to the
Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the
Securities Act of 1933 (the “1933 Act”) on Form N-2 (333-150236) filed on April 14, 2008 and incorporated herein by reference.

25 (A)(1)(c)
Amendment No. 3 dated November 20, 2009 to Agreement and Declaration of Trust – Filed as an exhibit to
Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 on June 29, 2010 and
incorporated herein by reference.

25 (A)(1)(d)
Amendment No. 4 dated May 19, 2011 to Agreement and Declaration of Trust – Filed as an exhibit to
Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on June 26, 2012 and incorporated herein by reference.

25 (A)(1)(e)
Amendment No. 5 dated January 12, 2017 to Agreement and Declaration of Trust – Filed as an exhibit to the
Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the
Securities Act of 1933 (333-219011) on June 28, 2017 and incorporated herein by reference.

25 (A)(1)(f)
Amendment No. 6 dated May 8, 2017 to Agreement and Declaration of Trust – Filed as an exhibit to the
Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the
Securities Act of 1933 (333-219011) on June 28, 2017 and incorporated herein by reference.

25 (A)(1)(g)
Certificate of Amendment to the Certificate of Trust of Voya Senior Income Fund dated July 23, 2021 – Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 (333-219011) on April 29, 2022 and incorporated herein by reference.

25 (A)(1)(h)
Amendment No. 7 effective January 12, 2023 to Agreement and Declaration of Trust – Filed as an exhibit to the
Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the
Securities Act of 1933 (333-219011) on June 27, 2023.

25 (A)(2)
Certificate of Trust of Voya Senior Income Fund dated December 15, 2000 – Filed as an exhibit to Post-Effective
Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on April 30, 2004 and incorporated herein by reference.

25 (A)(2)(a)
Certificate of Amendment of Certificate of Trust dated March 26, 2001 – Filed as an exhibit to Pre-Effective
Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

25 (A)(2)(b)
Certificate of Amendment of Certificate of Trust effective March 1, 2002 – Filed as an exhibit to Post-Effective
Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on April 30, 2002 and incorporated herein by reference.

25 (A)(2)(c)
Certificate of Amendment of Certificate of Trust effective May 1, 2014 – Filed as an exhibit to Post-Effective
Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on June 24, 2014 and incorporated herein by reference.

25 (A)(2)(d)
Certificate of Amendment of Certificate of Trust dated July 23, 2021 – Filed as an exhibit to the Registrant’s
Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of
1933 (333-219011) on June 27, 2023.

25 (A)(2)(e)
Certificate of Amendment of Certificate of Trust effective June 30, 2022 – Filed as an exhibit to the Registrant’s
Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of
1933 (333-219011) on June 27, 2023.

25 (B)
Amended and Restated By-Laws of Voya Senior Income Fund approved March 18, 2018 – Filed as an exhibit to
Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on June 27, 2018 and incorporated herein by reference.

25 (C)	Not Applicable.
25 (D)	Not Applicable.
25 (E)	Not Applicable.
25 (F)	Not Applicable.
25 (G)(1)
Amended and Restated Investment Management Agreement, dated November 18, 2014, as amended and restated
May 1, 2015, between Voya Senior Income Fund and Voya Investments, LLC – Filed as an exhibit to
Post-Effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 filed on June 29, 2015 and incorporated herein by reference.

25 (G)(1)(i)
Amended Schedule B and Amended Schedule C, dated June 2020, to Amended and Restated Investment
Management Agreement, dated November 18, 2014, as amended and restated May 1, 2015 – Filed as an exhibit to Post-Effective Amendment No.5 to the Registrant’s Registration Statement on Form N-2 filed on June 26,
2020 and incorporated herein by reference.

25 (G)(1)(ii)
Amended Schedule A, dated November 17, 2022, to the Amended and Restated Investment Management
Agreement, dated November 18, 2014, as amended and restated May 1, 2015, between Voya Senior Credit Fund and Voya Investments, LLC – Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 (333-219011) on June 27, 2023.

25 (G)(2)
Sub-Advisory Agreement, effective November 18, 2014, between Voya Investments, LLC and Voya Investment
Management Co. LLC – Filed as an exhibit to Post-Effective Amendment No. 3 to the Registrant’s Registration
Statement on Form N-2 filed on April 28, 2015 and incorporated herein by reference.

25 (G)(2)(i)
Amended Schedule A, dated November 17, 2022, to the Sub-Advisory Agreement effective November 18, 2012 –
Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No.
811-10223) and under the Securities Act of 1933 (333-219011) on June 27, 2023.

25 (H)(1)
Underwriting Agreement dated November 18, 2014 as amended and restated July 13, 2017 and further amended and restated December 1, 2017 – Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s
Registration Statement on Form N-2 filed on June 27, 2018 and incorporated herein by reference.

25 (H)(1)(i)
Amended Schedule A, dated November 17, 2022, to the Underwriting Agreement dated November 18, 2014 as amended and restated July 13, 2017 and further amended and restated December 1, 2017 – Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the
Securities Act of 1933 (333-219011) on June 27, 2023.

25 (I)(1)	Amended and Restated Deferred Compensation Plan for Independent Directors dated January 23, 2026 – Filed herein.
25 (J)(1)
Custodian and Investment Accounting Agreement dated November 1, 2001 between the Registrant and State
Street Bank and Trust Company – Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s
Registration Statement on Form N-2 filed on April 30, 2004 and incorporated herein by reference.

25(J)(1)(i)
First Amendment, dated March 1, 2002, to Custodian and Investment Accounting Agreement – Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 filed on April 30,
2004 and incorporated herein by reference.

25(J)(1)(ii)
Second Amendment, dated October 1, 2007, to Custodian and Investment Accounting Agreement – Filed as an
exhibit to Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on
June 27, 2008 and incorporated herein by reference.

25(J)(1)(iii)
Third Amendment and Exhibit A dated August 2, 2010 to Custodian and Investment Accounting Agreement –
Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on June 28, 2011 and incorporated herein by reference.

25(J)(2)
Custody Agreement with The Bank of New York Mellon dated January 6, 2003 – Filed as an exhibit to the
Registrant’s Registration Statement on Form N-2 on June 27, 2024 and incorporated herein by reference.

25(J)(2)(i)	Amended Exhibit A, dated December 12, 2025 to the Custody Agreement with The Bank of New York Mellon dated January 6, 2003 – Filed herein.
25(J)(2)(ii)
Amendment, dated January 1, 2019 to the Custody Agreement, dated January 6, 2003, between the Registrant and
The Bank of New York Mellon – Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on
June 27, 2024 and incorporated herein by reference.

25(J)(2)(iii)
Amendment, effective November 21, 2022, to the Custody Agreement, dated January 6, 2003, between the
Registrant and The Bank of New York Mellon – Filed as an exhibit to the Registrant’s Registration Statement on
Form N-2 on June 27, 2024 and incorporated herein by reference.

25(J)(3)
Foreign Custody Manager Agreement with The Bank of New York Mellon dated January 6, 2003 – Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on June 27, 2024 and incorporated herein by reference.

25(J)(3)(i)	Amended Exhibit A, dated December 12, 2025, to the Foreign Custody Manager Agreement with The Bank of New York Mellon dated January 6, 2003 – Filed herein.
25(J)(3)(ii)
Amended Schedule 2 dated July 21, 2021 to the Foreign Custody Manager Agreement with The Bank of New
York Mellon dated January 6, 2003 – Filed as an exhibit to the Registrant’s Registration Statement on Form N-2
on June 27, 2024 and incorporated herein by reference.

25(J)(3)(iii)
Amendment, dated September 6, 2012, to the Foreign Custody Manager Agreement with The Bank of New York
Mellon dated January 6, 2003 – Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on
June 27, 2024 and incorporated herein by reference.

25(J)(3)(iv)
Amendment dated July 13, 2021, to the Foreign Custody Manager Agreement with The Bank of New York
Mellon dated January 6, 2003 – Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on
June 27, 2024 and incorporated herein by reference.

25(J)(4)
Fund Accounting Agreement with The Bank of New York Melon dated January 6, 2003 – Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on June 27, 2024 and incorporated herein by reference.

25(J)(4)(i)	Amended Exhibit A, dated December 12, 2025, to the Fund Accounting Agreement with The Bank of New York Mellon dated January 6, 2003 – Filed herein.
25(J)(4)(ii)
Amendment, effective November 21, 2022 to the Fund Accounting Agreement with The Bank of New York
Melon dated January 6, 2003 – Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on
June 27, 2024 and incorporated herein by reference.

25(J)(4)(iii)
Amendment, effective January 1, 2019 to the Fund Accounting Agreement with The Bank of New York Melon dated January 6, 2003 – Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on June 27,
2024 and incorporated herein by reference.

25(J)(4)(iv)
Investment Company Reporting Modernization Services Amendment to Fund Accounting Agreement dated
February 1, 2018 to the Fund Accounting Agreement with The Bank of New York Mellon dated January 6, 2003
– Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on June 27, 2024 and incorporated herein by reference.

25 (J)(5)
Securities Lending Agreement and Guaranty with The Bank of New York Mellon dated August 7, 2003 – Filed as an Exhibit to Post-Effective Amendment No. 13 to the Registrant’s Form N2 Registration Statement on April 29,
2025 and incorporated herein by reference.

25 (J)(5)(i)
Amended Schedule A, effective April 4, 2022, to the Securities Lending Agreement and Guaranty with The Bank of New York Mellon dated August 7, 2003 – Filed as an Exhibit to Post-Effective Amendment No. 13 to the
Registrant’s Form N2 Registration Statement on April 29, 2025 and incorporated herein by reference.

25 (J)(5)(ii)
Amendment, effective October 1, 2011, to the Securities Lending Agreement and Guaranty with The Bank of
New York Mellon dated August 7, 2003 – Filed as an Exhibit to Post-Effective Amendment No. 13 to the
Registrant’s Form N2 Registration Statement on April 29, 2025 and incorporated herein by reference.

25 (J)(5)(iii)
Amendment, effective March 21, 2019, to the Securities Lending Agreement and Guaranty with The Bank of
New York Mellon dated August 7, 2003 (Article IV) – Filed as an Exhibit to Post-Effective Amendment No. 13
to the Registrant’s Form N2 Registration Statement on April 29, 2025 and incorporated herein by reference.

25 (J)(5)(iv)
Amendment, effective March 26, 2019, to the Securities Lending Agreement and Guaranty with The Bank of
New York Mellon dated August 7, 2003 – Filed as an Exhibit to Post-Effective Amendment No. 13 to the
Registrant’s Form N2 Registration Statement on April 29, 2025 and incorporated herein by reference.

25 (J)(5)(v)
Amendment, effective March 30, 2023, to the Securities Lending Agreement and Guaranty with The Bank of
New York Mellon dated August 7, 2003 – Filed as an Exhibit to Post-Effective Amendment No. 13 to the
Registrant’s Form N2 Registration Statement on April 29, 2025 and incorporated herein by reference.

25 (J)(5)(vi)
Amendment, effective September 25, 2024, to the Securities Lending Agreement and Guaranty with The Bank of
New York Mellon dated August 7, 2003 – Filed as an Exhibit to Post-Effective Amendment No. 13 to the
Registrant’s Form N2 Registration Statement on April 29, 2025 and incorporated herein by reference.

25 (J)(5)(vii)
Amendment, effective May 1, 2025, to the Securities Lending Agreement and Guaranty with The Bank of New
York Mellon dated August 7, 2003 – Filed as an Exhibit to Post-Effective Amendment No. 15 to the Registrant’s
Form N2 Registration Statement on June 26, 2025 and incorporated herein by reference.

25 (K)(1)
Fourth Amended and Restated Shareholder Service Plan for Class A shares effective November 16, 2023 – Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on June 27, 2024 and incorporated herein by reference.

25 (K)(2)
Fourth Amended and Restated Service and Distribution Plan for Class C shares effective November 16, 2023 –
Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on June 27, 2024 and incorporated herein by reference.

25 (K)(3)
Twelfth Amended and Restated Multiple Class Plan Pursuant to Rule 18f-3 for Voya Senior Income Fund dated
January 12, 2023 – Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form
N-2 (File No. 811-10223) and under the Securities Act of 1933 (333-219011) on June 27, 2023.

25 (K)(4)	Expense Limitation Agreement between Voya Credit Income Fund and Voya Investments, LLC effective July 1, 2026 – Filed herein.
25 (K)(5)
Transfer Agency Services Agreement dated February 25, 2009 between BNY Mellon Investment Servicing (US)
Inc., formerly, PNC Global Investment Servicing (U.S.) Inc., and Voya Senior Income Fund – Filed as an exhibit to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on June 23,
2009 and incorporated herein by reference.

25 (K)(5)(a)
Amendment, effective February 8, 2011, to the Transfer Agency Services Agreement dated February 25, 2009 –
Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 filed on June 28, 2011.

25 (K)(5)(b)
Amendment, effective May 1, 2019, to the Transfer Agency Services Agreement dated February 25, 2009 – Filed as an exhibit to Post-Effective Amendment No. 3 to the Registrant’s Registration Statement on Form N-2 filed on
June 26, 2019 and incorporated herein by reference.

25 (K)(5)(c)
Amendment, effective November 5, 2019, to the Transfer Agency Services Agreement dated February 25, 2009 –
Filed as an exhibit to Post-Effective Amendment No.5 to the Registrant’s Registration Statement on Form N-2
filed on June 26, 2020 and incorporated herein by reference.

25 (K)(5)(d)
Amendment, effective May 1, 2020, to the Transfer Agency Services Agreement dated February 25, 2009 – Filed as an exhibit to Post-Effective Amendment No.5 to the Registrant’s Registration Statement on Form N-2 filed on
June 26, 2020 and incorporated herein by reference.

25 (K)(5)(e)
Amendment, effective April 4, 2022, to the Transfer Agency Services Agreement, dated February 25, 2009, between, the Registrant and BNY Mellon Investment Servicing (US) Inc. – Filed as an exhibit to Post-Effective
Amendment NO. 8 to the Registrant’s Registration Statement on Form N-2 filed on April 29, 2022 and incorporated herein by reference.

25 (K)(5)(f)
Amendment, effective October 21, 2022, to the Transfer Agency Services Agreement, dated February 25, 2009 –
Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No.
811-10223) and under the Securities Act of 1933 (333-219011) on June 27, 2023.

25 (K)(5)(g)
Amendment, effective November 18, 2022, to the Transfer Agency Services Agreement, dated February 25, 2009
– Filed here as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No.
811-10223) and under the Securities Act of 1933 (333-219011) on June 27, 2023in.

25 (K)(5)(h)
Amendment, effective November 21, 2022, to the Transfer Agency Services Agreement, dated February 25, 2009
– Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No.
811-10223) and under the Securities Act of 1933 (333-219011) on June 27, 2023.

25 (K)(5)(i)
Amendment, effective February 9, 2023, to the Transfer Agency Services Agreement, dated February 25, 2009 –
Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No.
811-10223) and under the Securities Act of 1933 (333-219011) on June 27, 2023.

25 (K)(5)(j)
Amendment, effective May 1, 2024, to the Transfer Agency Services Agreement, dated February 25, 2009, between BNY Mellon Investment Servicing (US) Inc. and the Registrant – Filed as an Exhibit to Post-Effective
Amendment No. 13 to the Registrant’s Form N2 Registration Statement on April 29, 2025 and incorporated herein by reference.

25 (K)(6)
Allocation Agreement – Directors & Officers Liability dated May 24, 2002 – Filed as an exhibit to Post-Effective
Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 filed on June 28, 2004 and incorporated herein by reference.

25 (K)(6)(a)
Amended Schedule A, dated February 28, 2025, with respect to Allocation Agreement – Directors & Officers
Liability dated May 24, 2002 – Filed as an Exhibit to Post-Effective Amendment No. 15 to the Registrant’s Form
N2 Registration Statement on June 26, 2025 and incorporated herein by reference.

25 (K)(7)
Allocation Agreement – Fidelity Bond dated May 24, 2002 – Filed as an exhibit to Post-Effective Amendment
No. 2 to the Registrant’s Registration Statement on Form N-2 filed on June 28, 2004 and incorporated herein by reference.

25 (K)(7)(a)
Amended Schedule A, dated February 28, 2025, with respect to Allocation Agreement- Fidelity Bond dated
May 24, 2002 – Filed as an Exhibit to Post-Effective Amendment No. 15 to the Registrant’s Form N2
Registration Statement on June 26, 2025 and incorporated herein by reference.

25 (K)(8)
Service Agreement effective February 12, 2018 between State Street Bank and Trust Company and Voya Senior
Income Fund – Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration Statement
on Form N-2 filed on June 27, 2018 and incorporated herein by reference.

25 (K)(9)
Global Industry Classification Standards Services Fee Allocation Agreement, dated May 1, 2007, between ING
Funds Services, LLC, ING Funds Distributor, LLC and Morgan Stanley Capital International, Inc. – Filed as an
exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 (333-219011) on June 27, 2023.

25 (K)(9)(i)
Amended Schedule A, dated July 2021, with respect to the Global Industry Classification Standards Services Fee
Allocation Agreement, dated May 1, 2007 – Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 (333-219011) on June 27,
2023.

25 (K)(10)
Amended and Restated Investment Company Institute Fee Allocation Agreement, effective March 24, 2004, amended and restated January 1, 2007 – Filed as an exhibit to the Registrant’s Registration Statement under the
1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 (333-219011) on June 27,
2023.

25 (K)(10)(i)
Amended Schedule A, dated July 2021, with respect to the Amended and Restated Investment Company Institute
Fee Allocation Agreement, effective March 24, 2004, amended and restated January 1, 2007 – Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the
Securities Act of 1933 (333-219011) on June 27, 2023.

25 (K)(10)(ii)
First Amendment effective January 1, 2006 to the Amended and Restated Investment Company Institute Fee
Allocation Agreement, effective March 24, 2004, amended and restated January 1, 2007 – Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the
Securities Act of 1933 (333-219011) on June 27, 2023.

25 (K)(10)(iii)
Second Amendment effective March 27, 2008 to the Amended and Restated Investment Company Institute Fee
Allocation Agreement, effective March 24, 2004, amended and restated January 1, 2007 – Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No. 811-10223) and under the
Securities Act of 1933 (333-219011) on June 27, 2023.

25 (K)(11)
Fund Administration Support Services Agreement between Voya Investments, LLC and The Bank of New York
Mellon (Redacted) dated July 29, 2022 – Filed as an exhibit to the Registrant’s Registration Statement under the
1940 Act on Form N-2 (File No. 811-10223) and under the Securities Act of 1933 (333-219011) on June 27,
2023.

25 (L)(1)
Opinion and Consent of Dechert LLP regarding Registration of additional Class A and Class C Common Shares dated June 29, 2007 – Filed as an exhibit to Post-Effective Amendment No. 1 to the Registrant’s Registration
Statement on Form N-2 filed on June 29, 2005 and incorporated herein by reference.

25 (L)(2)
Opinion of Dechert LLP regarding legality of shares being registered – Class I and Class W Common Shares –
Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No.
811-10223) and under the 1933 Act on Form N-2 (333-150236) filed on April 14, 2008 and incorporated herein by reference.

25 (L)(3)
Opinion and Consent of Dechert LLP regarding legality of shares being registered – Class A, Class C, and
Class W Common Shares – Filed as an exhibit to the Registrant’s Registration Statement on Form N-2 on
June 28, 2011 and incorporated herein by reference.

25 (L)(4)
Opinion and Consent of Dechert LLP regarding legality of shares being registered – Class W Common Shares –
Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No.
811-10223) and under the Securities Act of 1933 on Form N-2 (333-189639) filed on June 27, 2013 and incorporated herein by reference.

25 (L)(5)
Opinion and Consent of Dechert LLP regarding legality of shares being registered – Class A and Class I
Common Shares – Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2
(File No. 811-10223) and under the Securities Act of 1933 on Form N-2 (333-192499) filed on November 22,
2013 and incorporated herein by reference.

25 (L)(6)
Opinion and Consent of Ropes & Gray LLP regarding legality of shares being registered – Class T Common
Shares – Filed as an exhibit to the Registrant’s Registration Statement under the 1940 Act on Form N-2 (File No.
811-10223) and under the Securities Act of 1933 (333-219011) on June 28, 2017 and incorporated herein by reference.

25 (M)	Not Applicable
25 (N)(1)	Consent of Ropes & Gray LLP –Filed herein.
25 (N)(2)	Consent of Ernst & Young LLP – Filed herein.
25 (O)	Not Applicable
25 (P)
Representation Letter dated March 27, 2001 – Filed as an exhibit to Pre-Effective Amendment No. 1 to the
Registrant’s Registration Statement on Form N-2 filed on March 30, 2001 and incorporated herein by reference.

25 (Q)	Not Applicable
25 (R)	Voya Funds and Advisers Code of Ethics Amended January 5, 2026 – Filed herein.
25 (S)	Not Applicable
Item 26.  MARKETING ARRANGEMENTS
Not Applicable.
Item 27.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION
Not Applicable.
Item 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL
Not Applicable.
Item 29. NUMBER OF HOLDERS OF SECURITIES
Set forth below is the number of record holders as of May 31, 2026 of each class of securities of the Registrant.
Title of Class	Number of Record Holders
Class A Shares Common Shares	4,263
Class C Shares Common Shares	131
Class I Shares Common Shares	286
Class W Shares Common Shares	112
Total	4,792
Item 30. INDEMNIFICATION
Section 8.2 of the Agreement and Declaration of Trust provides: The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Manager or Principal Underwriter of the Fund, nor shall any Trustee be responsible for the act or omission of any other Trustee, and the Fund out of its assets shall indemnify, defend and hold harmless each and every Trustee from and against any and all claims and demands whatsoever arising out of or related to each Trustee’s performance of his or her duties as a Trustee of the Fund; PROVIDED, HOWEVER, that the Fund shall not indemnify a Trustee against liability caused by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Every note, bond, contract, instrument, certificate or undertaking, and every other act or thing whatsoever issued, executed or done by or on behalf of the Fund or the Trustees or any of them, in connection with the Fund shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or a Trustee, and such Trustees or Trustee shall not be personally liable thereon.
Section 8.3 of the Agreement and Declaration of Trust provides: The exercise by the Trustees of their powers and discretion hereunder shall be binding upon everyone interested. A Trustee shall be liable to the Fund and to any Shareholder solely for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of the office of Trustee, and shall not be liable for errors of judgment or mistakes of fact or law. In performing their duties, the Trustees may rely on any information, advice, opinion, report or statement (including without limiting the generality of the foregoing any financial statement or other financial data and any interpretation of the meaning and operation of the Fund’s governing documents), prepared or presented by an officer or employee of the Fund, or prepared or presented by a lawyer, certified public accountant or other person as a matter which a Trustee believes to be within the person’s professional or expert competence and the Trustees shall be under no liability for any act or omission in accordance with any such information advice, opinion, report or statement nor failing to rely on or follow such information, advice, opinion, report or statement. The Trustees shall not be required to give any bond as such, nor any surety if a bond is required.
Section 8.4 of the Agreement and Declaration of Trust provides: The Trustees shall be entitled and empowered to the fullest extent permitted by law to purchase with Fund assets insurance for liability and for all expenses reasonably incurred or paid or expected to be paid by a Trustee in connection with any claim, action, suit or proceeding in which he or she becomes involved by virtue of his or her capacity or former capacity with the Fund, whether or not the Fund would have the power to indemnify him or her against such liability under the provisions of this Article.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will submit, unless in the opinion of its counsel the matter has been settled by controlling precedent, to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
Item 31. Business and Other Connections of Investment Advisers
Information as to the Trustees and officers of the Investment Manager, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the Investment Manager in the last two years, is included in its application for registration as an investment adviser on Form ADV (File No. 801-48282) filed under the Investment Advisers Act of 1940, as amended (“Advisers Act”), and is incorporated herein by reference thereto.
Information as to the directors and officers of the sub-adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the directors and officers of the sub-adviser in the last two years, is included in its application for registration as an investment adviser on Form ADV for Voya Investment Management Co. LLC (File No. 801-9046) filed under the Investment Advisers Act of 1940, as amended, and is incorporated by reference thereto.
Item 32.  LOCATION OF ACCOUNTS AND RECORDS
The amounts and records of the Registrant will be maintained at its office at 7337 East Doubletree Ranch Road, Suite 100, Scottsdale, Arizona 85258 and at the office of its custodian, The Bank of New York Mellon, 225 Liberty Street, New York, New York 10286.
Item 33. MANAGEMENT SERVICES
Not Applicable
Item 34. UNDERTAKINGS
1.	Not Applicable.
2.	Not Applicable.
3.	Not Applicable.
4.a.
To file during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the
Prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

4.b.
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

4.c.	To remove from registration by means of post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
5.	Not Applicable.
6.
The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (the “1933 Act”), and/or the Investment Company Act of 1940, as amended, the Registrant certifies that this Registration Statement meets all the requirements for effectiveness under paragraph (b) of Rule 486 and it has duly caused this Amendment No. 17 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Scottsdale and the State of Arizona on the 25th day of June, 2026.
VOYA CREDIT INCOME FUND
By: /s/ Christopher Geissler

Christopher Geissler
Assistant Secretary
Pursuant to the requirements of the 1933 Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.
SIGNATURE	TITLE	DATE
___________________ Christian G. Wilson *	Interested Trustee, President and Chief/Principal Executive Officer	June 25, 2026
___________________ Todd Modic*	Senior Vice President, Chief/Principal Financial Officer and Assistant Secretary	June 25, 2026
___________________ Fred Bedoya*	Vice President, Treasurer and Principal Accounting Officer	June 25, 2026
___________________ Colleen D. Baldwin*	Trustee	June 25, 2026
___________________ John V. Boyer*	Trustee	June 25, 2026
___________________ Jody T. Foster*	Trustee	June 25, 2026
___________________ Dennis A. Johnson*	Trustee	June 25, 2026
___________________ Joseph E. Obermeyer*	Trustee	June 25, 2026
___________________ Christopher P. Sullivan*	Trustee	June 25, 2026
___________________ Mark R. Wetzel*	Trustee	June 25, 2026
*By: /s/ Christopher Geissler

Christopher Geissler
Attorney-in-Fact**
**
Powers of Attorney for Todd Modic, Fred Bedoya and each Trustee are filed herein.